HellerEhrman



May 11, 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
Direct 852.2292.2222
Main 852.2292.2000
Fax 852.2292.2200

19063.0002

SUPPL



The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

Ladies and Gentlemen:

BEST AVAILABLE COPY

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding (1) possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A., (2) Connected transaction and very substantial acquisition for and change of name of K.Wah Construction Materials Limited and (3) Connected transaction, deemed very substantial disposal and very substantial acquisition for K.Wah International Holdings Limited, (4) Delay in despatch of circular, dated May 6, 2005, published

(in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times , both on May 9, 2005;

(2) The Company's joint announcement regarding proposed placing of existing shares and top up by subscription of new shares resumption of trading, dated April 21, 2005, published (in the English language) in South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times , both on April 22, 2005;

(3) The Company's joint announcement regarding possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino S.A.; connected transaction and very substantial acquisition for and change of name of K. Wah Construction Materials Ltd. and connected transaction, deemed very substantial disposal and very substantial acquisition for K. Wah International Holdings Ltd., dated April 18, 2005, published (in the English language) in South China Morning Post and The Standard and (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on April 19, 2005;

(4) The Company's announcement regarding appointment of deputy managing director, dated April 13, 2005, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Times, both on April 14, 2005;

(5) The Company's announcement regarding notice of annual general meeting, dated April 4, 2005, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Times, both on April 4, 2005;

(6) The Company's letter to shareholders, dated April 4, 2005;

(7) The Company's annual report 2004 and proxy form for the year ended December 31, 2004, dated April 4, 2005;

(8) The Company's circular regarding proposals for re-election of directors and general mandate to repurchase shares, dated on April 4, 2005;

(9) The Company's announcement of annual results for the year ended December 31, 2004, dated March 3, 2005, published (in the English language) in South China Morning Post and published (in the Chinese

language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on March 4, 2005; and

(10) The Company's announcement regarding change of secretary and authorized representative, dated March 3, 2005, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on March 4, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosure

cc: K. Wah Construction Materials Limited

h:\dlai\ADR\19063\0002\31SEC

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 173)



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR AND CHANGE OF NAME OF K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

DELAY IN DESPATCH OF CIRCULAR

KWIH and KWCM have applied to the Stock Exchange for the date of despatch of the circular containing, inter alia, details of the possible acquisition by KWCM of the Galaxy Equity Interest announced on 18th April 2005 to be extended to not later than 31st May 2005.

On 18th April 2005, K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") made a press announcement (the "Announcement") regarding, inter alia, the possible acquisition by KWCM of the Galaxy Equity Interest. Unless otherwise defined, capitalised terms used herein have the meanings ascribed to them in the Announcement.

Pursuant to Rules 14.38, 14.48 and 14A.49 of the Listing Rules, a circular (the "Circular") containing, among other things, details of the possible acquisition by KWCM of the Galaxy Equity Interest, is required to be despatched by KWIH and KWCM to their respective shareholders within 21 days after the publication of the Announcement.

Additional time is required to finalise the financial information (particularly pro forma information on KWIH and its subsidiaries and on KWCM and its subsidiaries after the Acquisition) and property valuations to be included in the Circular. KWIH and KWCM have applied to the Stock Exchange for an extension of the deadline for despatching the Circular to not later than 31st May 2005.

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung, the non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 6th May 2005

* *For identification only*

香港經濟日報

2005年5月9日
星期一

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
（於百慕達註冊成立的有限公司）
（股份代號：173）



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立的有限公司）
（股份代號：27）

可能收購
銀河娛樂場股份有限公司的
88.1%有投票權股份（附有97.9%經濟權益）
嘉華建材有限公司
的關連交易及非常重大收購事項
以及更改公司名稱
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項
延遲寄發通函

嘉華國際及嘉華建材已向聯交所申請，將載列（其中包括）於二零零五年四月十八日公佈嘉華建材可能收購銀河股權詳情的通函的寄發日期，延至不遲於二零零五年五月三十一日。

於二零零五年四月十八日，K. Wah International Holdings Limited 嘉華國際集團有限公司（「嘉華國際」）與嘉華建材有限公司（「嘉華建材」）就有關（其中包括）嘉華建材可能收購銀河股權發出一份報章公佈（「該公佈」）。除另有界定者外，本公佈所用的詞彙與該公佈所賦予的涵義相同。

根據上市規則第14.38條、第14.48條及第14A.49條，嘉華國際及嘉華建材須於刊發該公佈後二十一日內，向彼等各自的股東寄發載列（其中包括）嘉華建材可能收購銀河股權的詳情的通函（「該通函」）。

由於需要額外時間落實財務資料（尤其收購事項後嘉華國際及其附屬公司的備考資料以及嘉華建材及其附屬公司的備考資料）及物業估值以收錄於該通函內，嘉華國際及嘉華建材已向聯交所申請，將寄發該通函的最後限期延至不遲於二零零五年五月三十一日。

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
郭兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年五月六日

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 173)



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSED PLACING OF EXISTING SHARES AND TOP UP BY SUBSCRIPTION OF NEW SHARES RESUMPTION OF TRADING

Sutimar Enterprises Limited a wholly-owned subsidiary of KWIH has placed, through the Placing Agent, 146,000,000 Shares to independent investors at the Placing Price per Share. On completion of the Placing and within 14 days after the date of the Placing Agreement the Vendor will subscribe for 146,000,000 new Shares, being the number of new Shares equal to the number placed, at the price of HK$8.00 per Share. The Placing was not underwritten and was on a "best efforts" basis.

The Placing Price represents a discount of approximately 6.4% to the closing price of HK$8.55 per Share as quoted on the Stock Exchange on the Last Dealing Date and a discount of approximately 4.9% to the average closing price of approximately HK$8.41 per Share as quoted on the Stock Exchange for the 5 trading days immediately before and including the Last Dealing Date and approximately 3.3% to the average closing price of approximately HK$8.27 per Share as quoted on the Stock Exchange for the 10 trading days immediately before and including the Last Dealing Date.

The Placing, is subject to the fulfilment of certain conditions. If these conditions are not fulfilled, the Subscription will not proceed.

The Placing Shares are approximately 11.3% of the existing issued share capital of KWCM and approximately 10.1% of KWCM's issued share capital as enlarged by the Subscription of 146,000,000 new Shares. Net proceeds from the Subscription of approximately HK$1,136.8 million are intended to be used to fund obligations of KWCM under the Acquisition Agreement details of which were set out in the joint announcement of KWIH and KWCM dated 18 April, 2005. If the Acquisition does not complete, the net proceeds will be used for general working capital of KWCM.

KWIH through a wholly-owned subsidiary owns approximately 65.7% of the issued shares in KWCM at the date of this announcement. Its interest will be reduced to approximately 54.5% immediately upon completion of the Placing and will then be increased to approximately 59.1% immediately upon completion of the Subscription, assuming no other changes to the issued share capital of KWCM and the shareholding of the Vendor prior to completion of the Subscription.

The Placing was made on a "best effort" basis by the Placing Agent and was not underwritten.

Trading in the shares of KWIH and the shares of KWCM on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 9:30 a.m. on 21 April, 2005 pending the release of this announcement. KWIH and KWCM respectively have applied for a resumption of trading in the shares of KWIH and the shares of KWCM with effect from 9:30 a.m. on 22 April, 2005.

PLACING AND SUBSCRIPTION

The Placing Agreement and Subscription Agreement were both signed on 21 April, 2005 containing inter alia the terms described below.

PLACING AGREEMENT — SUMMARY OF KEY TERMS

Parties: (1) the Vendor, which is a wholly-owned subsidiary of KWIH, a company listed on the Stock Exchange, (2) KWCM, (3) KWIH as guarantor of the obligations of the Vendor, and (4) the Placing Agent.

Number of Placing Shares: 146,000,000 existing Shares to be sold by the Vendor representing the maximum amount that appeared permissible under Rule 13.36 of the Listing Rules insofar as KWIH is concerned based on uncertainties at the time the Placing was arranged and approximately 11.3% of the existing issued share capital of KWCM and approximately 10.1% of the issued capital of KWCM as enlarged by the issue of 146,000,000 new Shares in the Subscription (assuming all Placing Shares are placed). The Placing was not underwritten and was on a "best efforts" basis.

Placing price: The Placing Price of HK$8.00 represents (i) a discount of approximately 6.4% to the closing price of HK$8.55 per Share as quoted on the Stock Exchange on the Last Dealing Date; and (ii) a discount of approximately 4.9% to the average closing price of approximately HK$8.41 per Share quoted on the Stock Exchange for the 5 trading days immediately before and including the Last Dealing Date and approximately 3.3% to the average closing price of approximately HK$8.27 per Share as quoted on the Stock Exchange for the 10 trading days immediately before and including the Last Dealing Date.

After deduction of estimated expenses the proceeds per Placing Share are expected to be HK$7.7862.

Placing Agent: UBS AG, which is an Independent Third Party. The Placing Agent will receive a placement commission of 2.5% on the gross proceeds of the Placing.

Placees: The Placing Shares were placed to more than six Independent Third Parties. The Board does not expect any placee will become a substantial shareholder (as defined in the Listing Rules) of KWCM as a result of the Placing.

Lock-up: Each of the Vendor and KWIH has undertaken to the Placing Agent that (except for (i) the sale of the Placing Shares pursuant to the Placing Agreement and (ii) any Shares to be sold by or through the Placing Agent to restore the public float of KWCM) from the date of the Placing Agreement up to and including the date on which the extraordinary general meeting of KWCM is convened for the purpose, among other things, of approving the Acquisition), it will not and will procure that none of its nominees, companies controlled by it or trusts associated with it will not (a) transfer or dispose of any Shares or any securities convertible into such Shares or similar interest or (b) enter into any swap or similar agreement that transfers the ownership of such Shares, or (c) announce any intention to enter into or effect any such transaction described in (a) or (b) above.

KWCM has undertaken to the Placing Agent that except for (i) the new Shares to be allotted and issued under the Subscription Agreement (ii) any new Shares to be issued pursuant to the existing employee share options (iii) any Shares granted to shareholders in lieu of a dividend (iv) any new Shares to be allotted and issued pursuant to the Acquisition Agreement and (v) any new Shares to be allotted and issued through the Placing Agent to restore the public float of KWCM) from the date of the Placing Agreement up to and including the date on which the extraordinary general meeting of KWCM is convened for the purpose, among other things, of approving the Acquisition, it will not (a) allot or issue any Shares or any securities convertible into Shares or similar interest or (b) agree to enter into or effect any such transaction with the same economic effect as any of the transaction described in (a) above or (c) announce any intention to enter into or effect any such transaction described in (a) or (b) above.

Conditions Precedent: Completion of the Placing is subject to certain conditions, including:

(a) the Subscription Agreement having been entered into and it not having been revoked, terminated or modified:

(b) the Acquisition Agreement not having been revoked, terminated or modified prior to Completion;

(c) there not having come to the attention of the Placing Agent at any time prior to Completion (i) any material breach of, or any event rendering untrue, incorrect or breached in any material respect, any

After completion of Placing and before completion of Subscription



After completion of Placing and Subscription



One purpose of the Placing and Subscription is to raise funding for the payment obligations of KWCM under the Acquisition Agreement and the other is to increase the percentage of the issued Shares in the hands of the public for the purposes of the Listing Rules. Immediately after completion of the Placing but before completion of the Subscription 38.25% of the issued Shares will be in the hands of the public. Immediately after completion of the Subscription, 34.39% of the issued Shares will be in the hands of the public. Immediately after completion of the Acquisition Agreement (assuming no Shares are issued between the date of this announcement and completion of the Acquisition Agreement save for the Subscription Shares) and Share to be issued pursuant to the Acquisition Agreement, 25.03% of the issued Shares will be in the hands of the public. This includes 9.92% of the then issued Shares which will belong to Richwealth Investments Limited and will be subject to

Conditions Precedent: Completion of the Placing is subject to certain conditions, including:

(a) the Subscription Agreement having been entered into and it not having been revoked ,terminated or modified;

(b) the Acquisition Agreement not having been revoked, terminated or modified prior to Completion;

(c) there not having come to the attention of the Placing Agent at any time prior to Completion (i) any material breach of, or any event rendering untrue, incorrect or breached in any material respect, any of the representations, warranties or undertakings referred to in the Placing Agreement or (ii) any material breach of, or material failure to perform, any of the other obligations of KWCM or the Vendor which are required to be performed at or before Completion;

(d) no occurrence of events of "force majeure" which might prejudice materially the success of the Placing including (i) the introduction or amendment of any laws which may effect the KWCM, (ii) any event which adversely affect materially political, economic or stock market conditions, or (iii) any deterioration in the conditions of local or international securities markets; and

(e) *there being no moratorium, suspension or material restriction on the trading in the securities of* KWCM generally on the Stock Exchange being suspended due to exceptional financial circumstances or otherwise at any time prior to completion of the Placing;

The directors of KWCM are not aware of the occurrence of any of such events at the date of this announcement.

Completion: *Completion of the Placing is expected to take place on 26 April, 2005.*

SUBSCRIPTION AGREEMENT — SUMMARY OF KEY TERMS

Parties: (1) the Vendor as subscriber and (2) KWCM

Number of Subscription Shares: KWCM will issue new Shares to the Vendor equal to the number of Placing Shares that is an aggregate of 146,000,000 new Shares representing approximately 11.3% of the existing issued share capital of KWCM and approximately 10.1% of the issued share capital of KWCM as enlarged by the issue of the Subscription Shares (assuming the maximum of Subscription Shares are issued).

Subscription Price: Same as the Placing Price of HK$8.00. Subject to the Subscription being completed, KWCM will bear the costs and expenses in connection with the Placing and the Subscription, which are estimated to be approximately HK$31.2 million. Any interest earned by the Vendor on the moneys raised by the Placing, between the date of completion of the Placing and the date of completion of the Subscription, will be paid to KWCM.

Proceeds: The estimated net proceeds from the Subscription will be approximately HK$1,136.8 million assuming all Subscription Shares are issued.

Conditions: The Subscription is conditional upon:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares; and

(b) completion of the Placing.

Application will be made to the Stock Exchange to grant the listing of and permission to deal in the Subscription Shares. If the listing of the Subscription Shares is not granted, the Subscription will not proceed and KWCM will not receive any proceeds.

Completion: Under Rule 14A.31(3)(d) of the Listing Rules, the Subscription Agreement must be completed within 14 days from the date of the Placing Agreement, that is, on or before 4 May, 2005, failing which the Subscription shall cease and terminate.

GENERAL

The Subscription Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the directors of KWCM by a resolution of its shareholders passed at KWCM's annual general meeting held on 31 May, 2004. The general mandate had not been used prior to entering into the Placing Agreement and Subscription Agreement and a maximum of 253,832,530 Shares is available under it. KWCM has not purchased any shares during the 30 consecutive trading day period ending on and including the Last Dealing Date.

The Subscription Shares will rank equally with all other Shares in issue at the time of their issue and allotment.

EFFECT OF THE PLACING AND SUBSCRIPTION

The indirect shareholding of KWIH in KWCM immediately before completion of the Placing, immediately after completion of the Placing but before completion of the Subscription, and immediately after completion of both the Placing and the Subscription are and will be as follows:

	Indirect shareholding of KWIH in KWCM *(Note)*	No. of Shares indirectly held by KWIH in KWCM *(Note)*
Immediately before the Placing and the Subscription	65.74%	852,775,351
Immediately after the Placing but before the Subscription	54.49%	706,775,351
Immediately after the Placing and the Subscription	59.09%	852,775,351

Note: The above figures are calculated based on a total of 1,297,191,563 Shares in issue immediately before the Placing. The above figures assume that other than the Subscription Shares, no new Shares are issued or no existing Shares are purchased by KWCM and, other than the Placing Shares, no Shares are sold or purchased by KWCM, in each case after the date of this announcement up to the date of *the completion of the Subscription.*

The following diagrams illustrate the shareholdings in KWCM and KWIH before and after Completion of the Placing and Subscription.

Before completion of Placing and Subscription



One purpose of the Placing and Subscription is to raise funding for the payment obligations of KWCM under the Acquisition Agreement and the other is to increase the percentage of the issued Shares in the hands of the public for the purposes of the Listing Rules. Immediately after *completion of the Placing but before completion of the Subscription* 38.25% of the issued Shares will be in the hands of the public. Immediately after completion of the Subscription, 34.39% of the issued Shares will be in the hands of the public. Immediately after completion of the Acquisition Agreement (assuming no Shares are issued between the date of this announcement and completion of the Acquisition Agreement save for the Subscription Shares) and Share to be issued pursuant to the Acquisition Agreement, 25.03% of the issued Shares will be in the hands of the public. This includes 9.92% of the then issued Shares which will belong to Brightwealth Investments Limited and will be subject to the Brightwealth Options as disclosed in the announcement of KWCM and KWIH dated 18 April, 2005.

REASON FOR, BENEFITS OF, AND USE OF PROCEEDS FROM THE PLACING AND SUBSCRIPTION

The purpose of the Placing and Subscription is to raise capital for the purposes of funding the Acquisition details of which were set out in the joint announcement of KWIH and KWCM dated 18 April, 2005. The net proceeds of the Subscription are estimated to be approximately HK$1,136.8 million. If the Acquisition does not complete, the net proceeds will be used for general working capital of KWCM. Following the share placement, the indirect shareholding of KWIH in KWCM will be reduced to approximately 59.1%.

KWCM has not undertaken any equity fund raising exercise over the past 12 months. In view of the current market conditions the Directors of KWCM consider that the Placing and Subscription represent a good opportunity to raise capital to fund the Acquisition while at the same time broadening KWCM's shareholder base and public float.

MARKET PRICE OF SHARES

The closing price of the Share on the Last Dealing Date was HK$8.55.

Trading in the *shares of KWIH and the shares of KWCM on the Stock Exchange* was suspended at the request of KWIH and KWCM with effect from 9:30 a.m. on 21 April, 2005 pending the release of this announcement. KWIH and KWCM respectively have applied for a resumption of trading in the shares of KWIH and the shares of KWCM with effect from 9:30 a.m. on 22 April, 2005.

DEFINITIONS

The following terms are used in this announcement with the meanings set opposite them:

"Acquisition" — the proposed acquisition of the Galaxy Equity Interest by KWCM (through its wholly-owned subsidiary, *Canton* Treasure) pursuant to the Acquisition Agreement;

"Acquisition Agreement" — an Acquisition Agreement dated 14 March, 2005 among City Lion Profits Corp., Netfinity Assets Corporation, Recurrent Profits Limited, Hugo Legend Asia Corporation Limited, Brightwealth Investments Limited and Future Leader Management Limited, Canton Treasure and KWCM, in relation to, inter alia, the Acquisition, as amended;

"*Canton Treasure*" — Canton Treasure Group Ltd., a company incorporated in the British Virgin Islands and wholly-owned by KWCM;

"City Lion" — City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;

"Dr. Lui" — Dr. Lui Che Woo, a director of KWIH and of KWCM;

"Family Companies" — City Lion, Netfinity and Recurrent Profits;

"Galaxy Equity Interest" — 838,719 shares in Galaxy representing 97.9% of the economic interest and 88.1% of the voting rights in Galaxy;

"Independent Third Party" —
- in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with KWCM, Dr. Lui or their respective associates with respect to KWIH for the purpose of *the Takeovers Code;* and
- in respect of KWCM, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWCM having made all reasonable enquiries, is a third party independent of and not connected with KWCM, the Family Companies, or any connected persons of KWCM and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to KWCM for the purposes of the Takeovers Code;

in each case as "connected" is interpreted *for the purposes of the Listing Rules;*

"KWCM" — K. Wah Construction Materials Limited 嘉華建材有限公司, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;

"KWIH" — K. Wah International Holdings Limited 嘉華國際集團有限公司*, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;

"Last Dealing Date" — 20 April, 2005;

"Listing Rules" — the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Lui Family" — all the sons and daughters of Dr. Lui, namely Mr. Francis Lui Yiu Tung , Mr. Lawrence Lui Yiu Nam, Ms. Paddy Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies owned by them;

"Netfinity" — Netfinity Assets Corporation, a company incorporated in the British Virgin Island, and wholly-owned by Mr. Lawrence Lui Yiu Nam, a son of Dr. Lui and a member of the Lui Family;

"Placing" — the placing of the Placing Shares pursuant to the Placing Agreement;

"Placing Agent" — UBS AG, Hong Kong Branch, an Independent Third Party;

"Placing Agreement" — a placing agreement *between the Vendor, KWCM and the Placing Agent dated* 21 April, 2005;

"Placing Price" — HK$8.00 per share;

"Placing Shares" — 146,000,000 existing Shares placed by the Placing Agent pursuant to the Placing Agreement;

"Recurrent Profits" — Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Francis Lui Yiu Tung, a director of KWCM and of KWIH, a son of Dr. Lui and a member of the Lui Family;

"Shares" — ordinary shares of HK$0.10 each in the capital of KWCM;

"Stock Exchange" — The Stock Exchange of Hong Kong Limited;

"Subscription" — the subscription of the Subscription Shares pursuant to the Subscription Agreement;

"Subscription Agreement" — a subscription agreement between the Vendor and KWCM dated 21 April, 2005;

"Subscription Shares" — 146,000,000 Shares to be subscribed by the Vendor pursuant to the Subscription Agreement *being equal to the* number of Placing Shares sold in the Placing;

"Vendor" — Sutimar Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability wholly-owned by KWIH.

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Lui Wai Yu; the non-executive directors of KWIH are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 21 April, 2005

* *For identification only*

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立的有限公司)
(股份代號：173)



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立的有限公司)
(股份代號：27)

建議配售現有股份
及
以先舊後新方式認購新股
恢復買賣

Sutimar Enterprises Limited為嘉華國際之全資附屬公司，已透過配售代理按每股股份配售價向獨立投資者配售146,000,000股股份。於配售完成後及配售協議訂立日期後十四天內，賣方將按每股8.00港元之價格認購146,000,000股新股，新股數目與已配售股份數目相同。配售未獲包銷，乃按「盡力」基準進行。

配售價較股份於最後買賣日期在聯交所所報收市價約每股8.55港元折讓約6.4%，較股份於緊接最後買賣日期前五個交易日(包括最後買賣日期)在聯交所所報平均收市價約每股8.41港元折讓約4.9%，並較股份於緊接最後買賣日期前十個交易日(包括最後買賣日期)在聯交所所報平均收市價約每股8.27港元折讓約3.3%。

配售須待若干條件達成後方可作實。倘若此等條件並未達成，認購事項將不會進行。

配售股份相當於嘉華建材現有已發行股本約11.3%，以及嘉華建材經於認購事項中發行146,000,000股新股而擴大之已發行股本約10.1%。認購事項所得款項淨額估計約為1,136,800,000港元，目的是為嘉華建材在收購協議項下的責任撥付資金，收購協議詳情載於二零零五年四月十八日嘉華建材及嘉華國際聯合公佈。若收購事項未能完成，所得款項淨額將用作嘉華建材一般營運資金。

於本公佈刊發日期，嘉華國際透過一家全資附屬公司擁有嘉華建材約65.7%已發行股份。假設於認購事項完成前，嘉華建材之已發行股本及賣方之股權架構並無其他變動，嘉華國際之權益於緊隨配售完成後將減至約54.5%，而於緊隨認購事項完成後則將增至約59.1%。

配售乃按「盡力」基準由配售代理進行，且未獲包銷。

應嘉華國際及嘉華建材要求，嘉華國際股份及嘉華建材股份由二零零五年四月二十一日上午九時三十分起暫停買賣，以待發表本公佈。嘉華國際及嘉華建材已分別申請嘉華國際股份及嘉華建材股份由二零零五年四月二十二日上午九時三十分起恢復買賣。

配售及認購事項

配售協議及認購協議均於二零零五年四月二十一日簽訂，當中載有以下所述條款(其中包括)：

配售協議－主要條款概要

訂約方： (1) 賣方，乃聯交所上市公司嘉華國際之全資附屬公司；(2)嘉華建材；(3)嘉華國際，作為賣方之責任之擔保人；及(4)配售代理

配售股份數目： 賣方將予出售之146,000,000股現有股份，相當於就嘉華國際而言根據上市規則第13.36條表面上許可(基於安排配售時對該規則之詮釋不清晰)之上限、及嘉華建材現有已發行股本約11.3%，以及嘉華建材經於認購事項中發行146,000,000股新股而擴大之已發行股本約10.1%(假設所有配售股份均予配售)。配售未獲包銷，乃按「盡力」基準進行。

配售價： 配售價8.00港元(i)較股份於最後買賣日期在聯交所所報收市價約每股8.55港元折讓約6.4%；及(ii)較股份於緊接最後買賣日期前五個交易日(包括最後買賣日期)在聯交所所報平均收市價約每股8.41港元折讓約4.9%，並較股份於緊接最後買賣日期前十個交易日(包括最後買賣日期)在聯交所所報平均收市價約每股8.27港元折讓約3.3%。

經扣減估計開支，每股配售股份所得款項預期為7.7862港元。

配售代理： UBS AG，為獨立第三方。配售代理將會收取配售所得款項總額之2.5%作為配售佣金

承配人： 配售股份已配售予六名以上獨立第三方。董事會並不預期會有任何承配人因配售而成為嘉華建材之主要股東(定義見上市規則)

禁售： 賣方與嘉華國際已分別向配售代理承諾((i)根據配售協議出售配售股份及(ii)為恢復嘉華建材的公眾持股量而由或透過配售代理出售的任何股份除外)，由配售協議日期起至嘉華建材為(其中包括)批准收購事項而召開股東特別大會當日(包括當日)為止，其將不會並將促使其代名人、由其控制的公司或與其相關的信託不會(a)將任何股份或可兑換為該等股份的任何證券或類似權益轉讓或出售，或(b)訂立任何有關轉讓該等股份擁有權的置換或類似協議，或(c)宣佈任何有關訂立或實施上文(a)或(b)項所述交易的意向。

嘉華建材已向配售代理承諾，除(i)根據認購協議配發及發行的新股；(ii)根據現有僱員認股權發行的任何新股；(iii)授予股東以代替股息的任何股份；(iv)根據收購協議配發及發行的任何新股；及(v)為恢復嘉華建材的公眾持股量而透過配售代理配發及發行的任何新股外，由配售協議日期起至嘉華建材為(其中包括)批准收購事項而召開股東特別大會當日(包括當日)為止，其將不會(a)配發或發行任何股份或可兑換為該等股份的任何證券或類似權益，或(b)同意訂立或實施經濟影響與上文(a)項所述任何交易類似的任何交易，或(c)宣佈任何有關訂立或實施上文(a)或(b)項所述任何該等交易的意向。

先決條件： 配售須待若干條件達成後方為完成，其中包括：

配售完成後及認購事項完成前



配售及認購事項完成後

進行配售及認購事項的目的之一，是為嘉華建材根據收購協議的付款責任集資，並遵照上市規則提高公眾持有已發行股份百分比。緊隨配售完成後但於認購事項完成前，公眾將持有已發行股份38.25%。緊隨認購事項完成後，公眾將持有已發行股份

或(c)宣佈任何有關訂立或實施上文(a)或(b)項所述任何該等交易的意向。

先決條件： 配售須待若干條件達成後方為完成，其中包括：

(a) 認購協議已經訂立，而且無被撤銷、終止或修訂；

(b) 在完成前，收購協議並無被撤銷、終止或修訂；

(c) 在完成前任何時間，配售代理並無獲悉(i)任何有關重大違反配售協議所指的任何聲明、保證或承諾的事宜，或在任何重大方面導致該等聲明、保證或承諾失實、不確或遭違反的任何事件，或(ii)由嘉華建材或賣方作出並須於完成時或之前履行的任何其他責任，遭受重大違反或嚴重地未能履行；

(d) 並無發生任何可能重大影響配售能否成事的「不可抗力」事件，包括(i) 引入或修訂任何可影響嘉華建材的法律；(ii)任何對政治、經濟或股票市場情況有重大不利影響的事件(iii)本地或國際證券市場情況惡化；及

(e) 在配售完成前任何時間，並無基於特殊金融狀況或其他原因，整體上對嘉華建材的證券實施禁售、暫停買賣或重大限制買賣之規定；

於本公佈日期，嘉華建材董事並未獲悉有任何此等事件發生。

完成： 預期配售將於二零零五年四月二十六日完成。

認購協議－主要條款概要

訂約方： (1) 賣方，作為認購人及 (2)嘉華建材

認購股份數目： 嘉華建材將向賣方發行數目相當於配售股份數目之新股，即合共146,000,000股新股，相當於嘉華建材現有已發行股本的11.3%，及嘉華建材經認購股份擴大之已發行股本約10.1%(假設認購股份之上限已予發行)。

認購價： 認購價為8.00港元，與配售價相同。若認購事項得以完成，嘉華建材將承擔配售及認購事項有關的費用及開支，估計數額約為31,200,000港元。賣方因配售所籌款項而由配售完成日期至認購事項完成日期賺取的利息，將會支付予嘉華建材。

所得款項： 認購事項之估計所得款項淨額將約為1,136,800,000港元，當中假設所有認購股份已予發行

條件： 認購事項須待以下條件達成後，方可作實：

(a) 聯交所上市委員會批准認購股份上市及買賣；及

(b) 配售完成。

將會向聯交所提出申請，以批准認購股份上市及買賣。倘若認購股份不獲批准上市，認購事項則不會進行，而嘉華建材亦不會收取任何所得款項。

完成： 根據上市規則第14A.31(3)(d)條規定，認購協議必須在配售協議日期起計十四天內(即於二零零五年五月四日或以前)完成。如未能於上述期限完成，認購事項則告終止及終結。

一般資料

認購股份將根據嘉華建材股東於二零零四年五月三十一日股東週年大會通過決議案授予嘉華建材董事配發、發行及處理股份的一般授權而發行。在訂立配售協議及認購協議前，該項授權從未使用，因此可根據該項一般授權發行的最高股數為253,832,530股股份。嘉華建材並無於截至最後買賣日期止(該日包括在內)30個連續的交易日內購買任何股份。

認購股份將與發行及配發時所有其他已發行股份享有同等地位。

配售及認購事項的影響

於緊接配售完成前、緊接配售完成後但於認購事項完成前及緊隨認購事項及配售均完成後，嘉華國際於嘉華建材的間接持股量現時及將會如下：

	嘉華國際於嘉華建材的間接持股量 *(附註)*	嘉華國際間接持有嘉華建材股份數目 *(附註)*
緊接配售及認購事項完成前	65.74%	852,775,351
緊隨配售完成後但於認購事項完成前	54.49%	706,775,351
緊隨配售及認購事項完成後	59.09%	852,775,351

附註： 上述數字乃根據緊接配售前已發行股份總數1,297,191,563股而計算。上述數字假設本公佈日期後至認購事項完成日期期間，除認購股份外，嘉華建材並無發行任何新股份或購買任何現有股份；以及除配售股份外，嘉華建材並無出售或購買任何股份。

下圖闡釋嘉華建材及嘉華國際於配售及認購事項完成前後之股權架構。

配售及認購事項完成前

嘉華國際及／或嘉華建材董事（呂氏家族除外）
呂氏家族（不包括呂博士及其配偶）
呂博士及其配偶及相關信託
嘉華國際公眾股東
0.02%
0.46%
58.58%
40.94%
嘉華國際
嘉華建材公眾股東
0.12%
0.17%
65.74%
6.97%
27.00%
嘉華建材

進行配售及認購事項的目的之一，是為嘉華建材根據收購協議的付款責任集資，並遵照上市規則提高公眾持有已發行股份百分比。緊隨配售完成後但於認購事項完成前，公眾將持有已發行股份38.25%。緊隨認購事項完成後，公眾將持有已發行股份34.39%。緊隨收購協議完成後(假設本公佈日期至收購協議完成期間，除認購股份及根據收購協議發行的股份外，並無發行任何股份)，公眾將持有已發行股份25.03%，包括將屬Brightwealth Investments Limited所有的當時已發行股份9.92%，並需視乎二零零五年四月十八日嘉華建材及嘉華國際公佈所披露的Brightwealth認股權是否獲得行使而定。

進行配售及認購事項的理由、裨益及所得款項用途

進行配售及認購事項的目的是為收購事項提供資金，收購事項詳情載於二零零五年四月十八日嘉華建材及嘉華國際聯合公佈。認購事項所得款項淨額估計約為1,136,800,000港元。若收購事項未能完成，所得款項淨額將用作嘉華建材一般營運資金。完成股份配售之後，嘉華國際間接持有嘉華建材的持股量將降至約59.1%。

嘉華建材過去12個月內並無進行任何集資活動。嘉華建材董事認為，目前市況是進行配售及認購事項的大好良機，既可為收購事項籌集資金，又可擴大嘉華建材股東基礎及公眾持股量。

股份市價

股份於最後買賣日期的收市價為8.55港元。

應嘉華國際及嘉華建材要求，嘉華國際股份及嘉華建材股份由二零零五年四月二十一日上午九時三十分起暫停買賣，以待發表本公佈。嘉華國際及嘉華建材已分別申請嘉華國際股份及嘉華建材股份由二零零五年四月二十二日上午九時三十分起恢復買賣。

釋義

本公佈所用詞彙具有以下涵義：

「收購事項」	指	根據收購協議，嘉華建材(透過其全資附屬公司Canton Treasure) 建議收購銀河股權；
「收購協議」	指	City Lion Profits Corp.、Netfinity Assets Corporation、Recurrent Profits Limited、Hugo Legend Asia Corporation Limited、Brightwealth Investments Limited與Future Leader Management Limited、Canton Treasure 與嘉華建材就(其中包括)收購事項而於二零零五年三月十四日訂立的收購協議(經修訂)；
「Canton Treasure」	指	Canton Treasure Group Ltd，一間於英屬處女群島註冊成立的公司，由嘉華建材全資擁有；
「City Lion」	指	City Lion Profits Corp.，一間於英屬處女群島註冊成立的公司，由主要信託全資擁有；
「呂博士」	指	呂志和博士，嘉華國際及嘉華建材的董事；
「該等家族公司」	指	City Lion、Netfinity及Recurrent Profits;
「銀河股權」	指	銀河838,719股股份，佔銀河97.9%經濟權益及88.1%投票權；
「獨立第三方」	指	就嘉華國際而言，據嘉華國際董事作出一切合理查詢後所知、所悉及所信，獨立於嘉華國際、該等家族公司及嘉華國際任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華國際而言，不屬於收購守則項下與嘉華建材、呂博士或彼等各自的聯繫人一致行動的人士；及 就嘉華建材而言，據嘉華建材董事作出一切合理查詢後所知、所悉及所信，與嘉華建材、該等家族公司或嘉華建材任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華建材而言，不屬於收購守則項下與嘉華國際、呂博士或彼等各自的聯繫人一致行動的人士； 上述所指「關連」的涵義，乃就上市規則而詮釋；
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立的公司，其股份於聯交所上市；
「嘉華國際」	指	K. Wah International Holdings Limited 嘉華國際集團有限公司*，一間於百慕達註冊成立的獲豁免有限公司，其股份於聯交所上市；
「最後買賣日期」	指	二零零五年四月二十日；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「呂氏家族」	指	呂博士所有子女，即呂耀東先生、呂耀南先生、呂慧瑜女士、程呂慧玲女士及呂耀華先生，彼等各自的聯繫人及彼等所擁有的公司；
「Netfinity」	指	Netfinity Assets Corporation，一間於英屬處女群島註冊成立的公司，由呂博士之子兼呂氏家族成員呂耀南先生全資擁有；
「配售」	指	根據配售協議配售配售股份；
「配售代理」	指	UBS AG香港分行，為獨立第三方；
「配售協議」	指	於二零零五年四月二十一日，由賣方、嘉華建材與配售代理訂立的配售協議
「配售價」	指	每股8.00港元；
「配售股份」	指	配售代理根據配售協議配售146,000,000股現有股份；
「Recurrent Profits」	指	Recurrent Profits Limited，一間於英屬處女群島註冊成立的公司，由嘉華建材及嘉華國際董事兼呂博士之子兼呂氏家族成員呂耀東先生全資擁有；
「股份」	指	嘉華建材股本中每股面值0.10港元之普通股；
「聯交所」	指	香港聯合交易所有限公司；
「認購事項」	指	根據認購協議認購認購股份；
「認購協議」	指	賣方與嘉華建材於二零零五年四月二十一日簽訂之認購協議；
「認購股份」	指	賣方根據認購協議認購146,000,000股股份，該股份數目相等於配售中出售的配售股份數目；
「賣方」	指	Sutimar Enterprises Limited，一間於英屬處女群島註冊成立的有限公司，由嘉華國際全資擁有。

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、鄺志聰先生及呂慧瑜女士；嘉華國際的非執行董事為梁文建先生及黃佐亨博士；而嘉華國際的獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、鄺志聰先生、呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
鄧兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年四月二十一日

**僅供識別*

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY. IT IS NOT AN OFFER TO ACQUIRE, SUBSCRIBE, PURCHASE OR DISPOSE OF SECURITIES NOR IS IT CALCULATED TO INVITE ANY SUCH OFFERS

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 173)



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN **GALAXY CASINO S.A.**

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR AND CHANGE OF NAME OF **K. WAH CONSTRUCTION MATERIALS LIMITED**

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR **K. WAH INTERNATIONAL HOLDINGS LIMITED**

Financial adviser to K. Wah Construction Materials Limited



The Acquisition

Canton Treasure, a wholly-owned subsidiary of KWCM, agreed conditionally on 14th March, 2005 to acquire an economic interest of 73.6% *in Galaxy from Family Companies and a further economic interest of 24.3% from the Minority Vendors for an aggregate Purchase Price of HK$18,405,198,023.* The Purchase Price is to be satisfied as to HK$14,724,158,420 by the issue to the Vendors of 1,840,519,798 new KWCM Shares at HK$8.00 per KWCM Share and as to HK$3,681,039,603 by the issue to the Vendors of FRNs or, at the sole discretion of KWCM, FRNs and/or cash to the aggregate value of HK$3,681,039,603. The Consideration KWCM Shares represent about 141.9% of the existing issued share capital of KWCM and about 58.7% of the enlarged issued share capital of KWCM immediately after Completion (assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion). The market value of the Consideration KWCM Shares (based on the closing price per KWCM Share of HK$8.50 on the Last Dealing Date) is HK$15,644,418,283. KWCM may finance part or all of the Purchase Price that it elects to pay in cash rather than FRNs through the issue and placing of additional new KWCM Shares. The timing and terms of such issue and placing (if any) of new KWCM Shares have yet to be decided.

Galaxy is a company incorporated in Macau. It holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau and currently operates Galaxy Casino at Waldo Hotel, its first city club casino, in central Macau. The Family Companies are connected persons of both KWIH and KWCM.

Certain effects of the transactions under the Acquisition Agreement

Immediately after Completion:

- KWCM will own 838,719 of the Galaxy B shares, representing 97.9% of the economic interest in Galaxy and 88.1% of the voting rights. The principal asset and business of KWCM will be that of Galaxy but KWCM will continue to operate its existing business in construction materials; and
- Family Companies and KWIH (the existing controlling shareholder of KWCM), together with their respective associates and parties acting in concert with them, will hold about 48.6% and 27.2% respectively of the issued share capital of KWCM diluted by the Consideration KWCM Shares (assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion). The Minority Vendors will hold about 13.0% of the issued share capital of KWCM as diluted by the Consideration KWCM Shares (assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion).

The Trusts are the controlling shareholders of KWIH. KWCM is a subsidiary of KWIH. Through the direct shareholding of City Lion in KWCM, and the indirect shareholding through KWIH immediately after Completion, the Trusts will continue to have de facto and Takeovers Code control of KWCM. *The Executive has confirmed that the proposed Acquisition and issue of the Consideration KWCM Shares will not result in any general offer obligation under the Takeovers Code.*

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration KWCM Shares.

General

The KWCM Board proposes that the name of KWCM be changed to Galaxy Entertainment Group Limited (銀河娛樂集團有限公司). The proposed change of name is subject to approval by the KWCM Shareholders by way of a special resolution at the KWCM EGM.

Under the Listing Rules, the Acquisition will constitute a connected transaction and very substantial acquisition for KWCM and a connected transaction, very substantial acquisition and deemed very substantial disposal for KWIH. The Acquisition is conditional upon, amongst other things, the

General

The KWCM Board proposes that the name of KWCM be changed to Galaxy Entertainment Group Limited (銀河娛樂集團有限公司). The proposed change of name is subject to approval by the KWCM Shareholders by way of a special resolution at the KWCM EGM.

Under the Listing Rules, the Acquisition will constitute a connected transaction and very substantial acquisition for KWCM and a connected transaction, very substantial acquisition and deemed very substantial disposal for KWIH. The Acquisition is conditional upon, amongst other things, the approval of the KWCM Independent Shareholders and the KWIH Independent Shareholders. Voting on the Acquisition will be conducted by way of poll. The Trusts, Family Companies, KWIH, members of the Lui Family and their respective associates will abstain from voting on the Acquisition. Other conditions precedent to Completion are set out in the subsection headed "Conditions Precedent" in the section headed "A. The Acquisition" below.

A circular of KWIH and KWCM containing, amongst other things further particulars of the Acquisition and Galaxy, the recommendations of the KWIH Independent Board Committee, a letter of advice from Anglo Chinese Corporate Finance, Limited, independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders, the recommendations of the KWCM Independent Board Committee and a letter of advice from Commerzbank AG, independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, an accountants' report on Galaxy, property valuation reports relating to the property interests of Galaxy the KWCM Group and the KWIH Group and notices convening the KWCM EGM and the KWIH SGM will be sent to the KWCM Shareholders and the KWIH Shareholders respectively as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent, the Acquisition may or may not proceed. Shareholders and potential investors of KWCM should exercise caution when dealing in the KWCM Shares and shareholders and potential investors of KWIH should exercise caution when dealing in the KWIH Shares.

Dealings in the KWCM Shares and the KWIH Shares on the Stock Exchange were suspended at the request of KWCM and KWIH respectively from 9:30 a.m. on 7th March, 2005. Applications have been made by KWCM and KWIH respectively for resumption in dealings in the KWCM Shares and the KWIH Shares on the Stock Exchange with effect from 9:30 a.m. on 19th April, 2005.

A. THE ACQUISITION

Summary of the Acquisition

Canton Treasure, a wholly-owned subsidiary of KWCM, agreed on 14th March, 2005 to acquire the Galaxy Equity Interest. The Purchase Price is to be satisfied by the issue of the Consideration KWCM Shares and FRNs or, at the sole discretion of KWCM, FRNs and/or in cash. Further details of the Acquisition Agreement are set out below. Canton Treasure has no material business, assets or liabilities save for those under the Acquisition Agreement.

There are 951,900 Galaxy Shares in issue. Of these, 95,190 (10%) are Galaxy A Shares, which carry full voting rights but only a negligible economic interest in Galaxy. The remaining 856,710 (90%) of the Galaxy Shares are Galaxy B Shares, which carry full voting rights and effectively 100% of the economic interest in Galaxy. The Acquisition is only of Galaxy B Shares. Please see the subsection headed "Capital structure of Galaxy" in the section headed "C. Information on Galaxy" for more information on the Galaxy Shares.

The acquisition of Galaxy by KWCM includes the Concession, all existing and future casinos operating under the Concession (other than those operated under the sub-concession granted to Venetian Macau, S.A. referred to below) and their businesses and management. Galaxy will be the entity responsible for the gaming assets and day-to-day operations for the casinos including managing employee payrolls, utilities, government returns and filings, tax liabilities, security, marketing and promotion, compliance with relevant laws and regulations, appointment of promoters and other service providers and sub-contractors.

The following diagrams illustrate the corporate and shareholding structure (economic interests only, taking no account of 100%-owned intermediate holding companies) of KWIH and KWCM before Completion and of KWIH, KWCM and Galaxy immediately after Completion:

Before Completion



After Completion



Note: includes Recurrent Profits and Netfinity which are 100% owned, respectively, by Francis Lui and Lawrence Lui.

The Acquisition Agreement

Set out below is a summary of the principal terms of the Acquisition Agreement:

Date: 14th March, 2005 (amended on 1st April, 2005)

Parties to the Acquisition Agreement:

1. (a) The Family Companies consisting of City Lion (100% owned by the Principal Trust), Netfinity (100% owned by Mr. Lawrence Lui) and Recurrent Profits (100% owned by Mr. Francis Lui), and (b) the Minority Vendors consisting of Brightwealth (100% owned by Guoco Group Limited, a company listed on the Stock Exchange) and Future Leader (100% owned by Mr. Pedro Ho), (the Minority Vendors being Independent Third Parties save as disclosed in this announcement) as Vendors — see section M "Information on the Vendors";
2. Canton Treasure, a wholly-owned subsidiary of KWCM, as purchaser; and
3. KWCM, as guarantor of the obligations of the purchaser.

At the date of this announcement, KWIH, the Trusts, Dr. Lui and his spouse hold a total of 943,156,170 KWCM Shares, representing about 72.71% of the voting rights in KWCM.

Subject matter of purchase: Canton Treasure agreed conditionally to acquire the Galaxy Equity Interest at the Purchase Price. The Galaxy Equity Interest, which is a 97.9% economic interest in Galaxy, carrying 88.1% of the voting power in Galaxy, is currently held by Family Companies and the Minority Vendors. It is constituted by 838,719 Galaxy B Shares. Further information about Galaxy and the breakdown of the consideration is set out below.

Consideration: The Purchase Price is HK$18,405,198,023, which will be satisfied (i) as to about 80% by the allotment and issue of 1,840,519,798 Consideration KWCM Shares to the Vendors credited as fully paid at HK$8.00 per KWCM Share and (ii) as to about 20%, by the issue to the Vendors of HK$3,681,039,603 principal amount of FRNs or, at the sole discretion of KWCM, by FRNs and/or cash. Further details are set out below.

At the agreed issue price of HK$8.00 per share, the value of Consideration KWCM Shares is HK$14,724,158,384. The market value of the Consideration KWCM Shares (based on the closing price per KWCM Share of HK$8.50 on the Last Dealing Date) is HK$15,644,418,283.

The Consideration KWCM Shares represent about 141.9% of the existing issued share capital of KWCM and about 58.7% of the enlarged issued share capital of KWCM immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion).

KWCM may also finance part or all of the Purchase Price that it elects to settle in cash rather than FRNs through the issue and placing of new KWCM Shares and it has agreed to appoint UBS Investment Bank as bookrunner and placing agent as part of their financial advisory engagement. No placing agreement has yet been entered into and the timing and terms of such issue and placing, if any, of new KWCM Shares have yet to be decided. An appropriate announcement will be made if and when they are decided.

The Purchase Price and the issue price per Consideration KWCM Share have been arrived at after arms' length negotiations among the parties, by reference to amongst other things:-

- an analysis of comparable companies, Galaxy's growth prospects and a report prepared by American Appraisal China Limited, an independent valuer, valuing 100% of Galaxy at HK$23,544,000,000 as at 31st December, 2004 on the basis of generally accepted valuation methodologies, being the market approach and income approach, details of which will be set out on the circular to be issued to the KWIH Shareholders and the KWCM Shareholders. KWCM will acquire 97.9% of the economic interest in Galaxy for HK$18,405,198,023, which represents 80% of the pro-rated valuation provided by the independent valuer for 100% of Galaxy.
- the historical performance of the Galaxy Casino at Waldo Hotel, Galaxy's first city club casino, since its opening on 4th July, 2004 up till 31st January, 2005; and
- the average closing price per KWCM Share of HK$7.95 for the period of five consecutive trading days from 28th February, 2005 up to and including the Last Dealing Date.

The issue price of HK$8.00 per Consideration KWCM Share represents a discount of about 5.9% to the closing price per KWCM Share of HK$8.50 quoted on the Stock Exchange on the Last Dealing Date and a premium of about 0.6% to the 5 consecutive trading days' average closing price per KWCM Share of HK$7.95 as quoted on the Stock Exchange for the period from 28th February, 2005 to the Last Dealing Date.

Under the terms of the Acquisition Agreement, City Lion (which is wholly owned by the Principal Trust) has undertaken not to dispose of the Consideration KWCM Shares to be received by it for a period of six months following Completion. (Separately from the Acquisition Agreement, Dr. Lui, City Lion and the Trusts have agreed to undertake to the Stock Exchange not to dispose of any KWCM Shares held by them at Completion for a period of six months following Completion.)

Conditions precedent: Completion is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following conditions precedent:

(i) the result of a due diligence review being found satisfactory to KWCM within 21 days after the date of this announcement;

(ii) the Acquisition Agreement and the transactions contemplated thereunder, including the issue and allotment of the Consideration KWCM Shares, all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWCM in general meeting taken on a poll;

(iii) the Acquisition Agreement and the transactions contemplated thereunder including the issue and allotment of the Consideration KWCM Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWIH in general meeting taken on a poll;

(iv) the Executive having ruled that the transactions contemplated thereunder and the issuance and allotment by KWCM of the Consideration KWCM Shares to the Vendors do not trigger any obligation on the part of any of the Vendors (and any of the parties considered to be acting in concert with any of the Vendors within the meaning of the Takeovers Code) to make a general offer for all the shares of KWCM or if such an obligation will arise, the same having been waived or (if applicable) an appropriate waiver having been granted;

(v) listing of and permission to deal in the Consideration KWCM Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of KWCM Shares on the Stock Exchange by reason of Completion;

(vi) all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in Hong Kong and Macau which are necessary for the entering into and implementation of the Acquisition Agreement including but not limited to the consent to the change of ownership of Galaxy of the Cabinete do Secretário para a Economia e Financas (or, in English the Office of the Secretary for Economy and Finance) of the Macau government dated 17th January, 2005 as amended and supplemented by a letter dated 31st January, 2005 in response to a letter from Galaxy dated 12th January, 2005 having been obtained and not having been revoked;

(vii) the holders of the KWIH Bonds having duly passed an appropriate resolution waiving, or otherwise relaxing, compliance with condition 11(xi) of the KWIH Bonds *(Note)*, to the satisfaction of KWCM;

(viii) the Vendors delivering to KWCM an opinion addressed to KWCM by a firm of lawyers qualified to advise on Macau law, in a pre-agreed form; and

(ix) KWCM being satisfied that neither the entry into nor the performance of the Acquisition Agreement will result in the material breach or termination of the Concession or any other material right of Galaxy or any material agreement to which Galaxy is a party or by which it is bound.

The condition precedent referred to in (iv) has already been satisfied. Save for the conditions precedent referred to in (i), (vii), (viii) or (ix) above, none of the conditions precedent is capable of being waived unilaterally by Canton Treasure.

If any of the conditions precedent has not been fulfilled by 31st May, 2005 (or such later date as may be agreed in writing) *then KWCM may, subject to the right of KWCM to waive conditions precedent (i), (vii), (viii) or (ix),* thereafter at its option (but without prejudice to any other right or remedy it may have), by notice to the other parties thereto elect to terminate the Acquisition Agreement, in which event the Acquisition Agreement will be of no further effect, the rights and obligations of the parties under the Acquisition Agreement will lapse, and the parties thereto will be released from such obligations without any liability. If the condition precedent referred to in (ix) above is not satisfied it will not be waived unless KWCM is satisfied that waiver is in the interests of KWCM. If any of the conditions precedent is waived or has not been fulfilled by 31st May, 2005 then an appropriate announcement will be made at the time.

Note: Condition 11(xi) of the KWIH Bonds states that it shall be an event of default if at least 30% of the issued share capital of KWCM ceases to be owned, directly or indirectly, by KWIH (save for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger or reorganisation involving KWIH the terms of which shall have been previously approved by the trustee to the KWIH Bonds or by an extraordinary resolution of the holders of the KWIH Bonds). Pursuant to the conditions of the KWIH Bonds, should there be an event of default of the terms of the KWIH Bonds, the trustee to the KWIH Bonds may, and if so requested by the holders of not less than 25% in principal amount of the KWIH Bonds then outstanding or if so directed by an Extraordinary Resolution (as defined in the conditions of the KWIH Bonds) shall (subject to its rights under the underlying trust deed to be indemnified), give notice to K. Wah International Finance Limited (which was the issuer of the KWIH Bonds) that the KWIH Bonds shall become immediately due and repayable at the Early Redemption Amount (defined under the conditions of the KWIH Bonds to mean "an amount of principal that would result in an annual yield on the KWIH Bonds purchased on the date of the original issue of the KWIH Bonds, at its principal amount, of -1.25% per annum through to the redemption date, calculated on a semi-annual bond equivalent basis using a 365-day year").

Completion: The Acquisition Agreement provides that Completion will take place on the third business day next following the day on which the last unfulfilled condition precedent is satisfied or waived.

Supplemental Agreement

On 29th March, 2005, Hugo Legend, which was one of the parties to the Acquisition Agreement entered into an agreement to sell its entire equity interest in Galaxy to Future Leader. The sole beneficial owner of Future Leader is Mr. Pedro Ho. On 30th March, 2005, Mr. Pedro Ho entered into an agreement to sell his entire interest in Hugo Legend to Honour Link Group Limited and this sale was completed on 12th April, 2005. The sole beneficial owner of Honour Link Group Limited is Mr. Suen Suk Hing who is an Independent Third Party.

As a result, Hugo Legend, a party to the Acquisition Agreement, and the other parties to the Acquisition Agreement signed a conditional Supplemental Agreement on 1st April, 2005 pursuant to which it was noted that Hugo Legend had agreed to sell to Future Leader all Galaxy B Shares it previously held as at the date the Acquisition Agreement was first signed. At the date of the Supplemental Agreement, Mr. Pedro Ho owned 100% of Hugo Legend and 100% of Future Leader.

Upon completion of the transfer of Galaxy B Shares to Future Leader which is expected to take place shortly, the Supplemental Agreement will become effective. Hugo Legend will at that time be released from its obligations under the Acquisition Agreement and ceased to be a party to the Acquisition Agreement. The transfer of the aforesaid Galaxy B Shares is subject to Macau governmental approval, which is expected to be obtained shortly. Future Leader will sell all of its Galaxy B Shares (including those to be transferred to it by Hugo Legend) to Canton Treasure on the terms of the Acquisition Agreement.

Information below in this announcement has been presented on the basis that the Supplemental Agreement has become effective.

The table below shows the percentage of the Galaxy Equity Interest to be sold by each Vendor and the consideration receivable by it under the Acquisition Agreement:

Name of Vendor	% of Galaxy Equity Interest	Consideration KWCM Shares	Cash or FRNs *(HK$)*
City Lion	63.05	1,160,449,206	2,320,898,413
Netfinity	7.00	161,066,521	0
Recurrent Profits	5.11	111,138,039	50,906,654
Brightwealth	17.69	325,615,622	651,231,245
Future Leader	7.15	82,250,410	658,003,291
Total	100	1,840,519,798	3,681,039,603

B. THE FRNS

Assuming KWCM does not pay fully in cash that part of the Purchase Price which it has the discretion to pay by issue of FRNs and/or in cash, the FRNs will be issued by KWCM on Completion. They will not be convertible. They will contain terms to the effect of those set out below.

Principal amount: up to HK$3,681,039,603

Repayment: The final date of repayment is 13 months after the date of issue of the FRNs unless previously redeemed.

According to the Macau Statistics and Census Service, total gaming revenue (from games of fortune) for the first two months of 2005 was US$831 million (approximately HK$6.5 billion). This compares with US$947 million (approximately HK$7.4 billion) and US$753 million (approximately HK$5.9 billion) for the same period in Las Vegas Strip and Atlantic City, respectively.

One common measure of business performance in casinos is the "daily win per table", which gauges how much a casino makes from each table, be it through baccarat, blackjack, roulette or other games. In Las Vegas Strip and Atlantic City, the average daily win per table in 2004 were both around US$2,400 (approximately HK$18,720) (according to the Nevada Gaming Control Board and New Jersey Casino Control Commission). In Macau, the daily average was more than US$18,000 (approximately HK$140,400) in 2004 (according to the Macau DICJ).

Tourists travelling to Macau generally come from nearby Asian countries and regions, such as Mainland China, Hong Kong, Taiwan, South Korea and Japan. The KWCM Board agrees with Galaxy's belief that Macau is located amidst one of the world's largest pools of potential tourists. Macau is today one of the largest and fastest growing gaming markets in the world. Macau has the advantage of sharing a border with Mainland China's Guangdong province, which has approximately 100 million residents and is one of the most populous and prosperous regions of Mainland China. Approximately 16.7 million visitors arrived in Macau during 2004, an increase of approximately 40% from 2003, according to the Macau Statistics and Census Service. Of the 16.7 million visitors that arrived in Macau in 2004, more than 57% came from Mainland China and over 30% from Hong Kong.

At the end of February 2005, in addition to 3 slot clubs operated by SJM, there were 17 casinos in Macau. SJM currently operates 15 of the facilities. Galaxy Casino at Waldo Hotel, the first of Galaxy's city club casinos, commenced operations in July 2004. Another operator currently operates the Sands Macau, which commenced operation in May 2004.

Galaxy's Strategy

Galaxy's goal is to provide high quality gaming and non-gaming leisure entertainment facilities to tourists in Macau. In order to achieve this goal, Galaxy adopts, among others, the following strategies:

Establish Galaxy as a leading operator of integrated leisure entertainment facilities in Macau. Galaxy intends to integrate gaming facilities and non-gaming amenities and services such as fine dining, quality leisure and entertainment, and high-end shopping outlets into its luxury hotel and resort properties, thereby making these properties attractive destinations for VIP players, mass-market players and non-gaming tourists to Macau. This strategy will be implemented in relation to Galaxy StarWorld and Galaxy Cotai Mega Resort.

Consolidate and expand Galaxy's presence in Macau's VIP player market. Galaxy StarWorld will have approximately 60 tables dedicated to VIP players. Galaxy Casino at Waldo Hotel currently operates 43 tables dedicated to VIP gaming players. The second and third city club casinos will also offer VIP play.

Establish a competitive position in Macau's mass gaming market. The KWCM Board shares Galaxy's belief that higher margin, mass-market table and slot machine play will account for a larger share of Macau's gaming market as the overall market expands and more facilities are built to complement and satisfy growth in demand. Galaxy Casino at Waldo Hotel is currently operating 20 tables for the mass-market players. Under its 'one-stop-at-Galaxy' theme, Galaxy StarWorld and Galaxy Cotai Mega Resort will have gaming facilities designed to appeal to mass-market players.

Establish the "Galaxy" brand. Galaxy aims to develop properties and amenities that have a unique character and appeal to players and tourists from Mainland China and other countries from nearby regions. The "Galaxy" brand will differentiate the Galaxy properties from other Macau gaming resorts and facilities. Galaxy believes that, through Galaxy Casino at Waldo Hotel, it has already created a strong platform for growth and expansion by establishing a premium brand, creating a track record of reliable operations, and acquiring a significant presence in Macau's VIP gaming market.

Expand marketing activities. The Galaxy management and the KWCM Board believe that there is significant potential for growth in the tourism, leisure and entertainment business in Macau. Galaxy plans to stimulate demand in order to maximise the potential from tourists to Macau with promotions, regional liaison offices, market research, customer database mining, advertising, loyalty programmes, and other marketing initiatives.

Attract and retain high-quality employees. Galaxy has already assembled a core team of qualified and well-trained staff, including high-quality professionals from abroad. Galaxy provides extensive training and seeks to keep its expanding pool of casino staff up-to-date with the latest industry information and technology.

Galaxy's Business

Galaxy has commenced the development of its StarWorld project at Lote 3(A2/I) of NAPE, Avenida da Amizade, Macau and its Cotai Mega Resort project at a plot in the "Cotai" area which is identified but not yet named. These projects form the core of Galaxy's investment obligations under the Concession. The Galaxy StarWorld and the Galaxy Cotai Mega Resort properties are high quality leisure entertainment and hotel/resort facilities, which Galaxy intends to build, own, and operate under its own brand. Both projects seek to offer comprehensive gaming as well as non-gaming amenities for gaming and non-gaming tourists to Macau.

Alongside these integrated leisure and entertainment projects is Galaxy's city club casinos chain, which offers sophisticated gaming facilities with emphasis on VIP gaming. Galaxy has already commenced business at its first city club casino, the Galaxy Casino at Waldo Hotel at Zona de Aterros do Porto Exterra ("ZAPE"), Lot 6J, Av. Da Amizade, Macau. Galaxy intends to open two more city club casinos, namely, the Galaxy Casino at Cotai City Club at the Cotai reclamation and Galaxy Casino at Rio Hotel at Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior, Macau, and is constantly evaluating other gaming sites and opportunities on a project merits basis.

Galaxy StarWorld

Galaxy is constructing, and will own and operate under its own brand, the Galaxy StarWorld, which is a 95,000 square metre gross floor area, 33-storey hotel and casino resort in Macau's central business and tourism district. Scheduled to open in mid 2006, Galaxy StarWorld is designed to house approximately 560 modules comprising standard hotel rooms and suites (including a presidential suite), plus food and beverage outlets, entertainment outlets and shops. Along the theme of *'one-stop at Galaxy'*, hotel and casino guests can enjoy dining, leisure, shopping or entertainment facilities all within the same complex.

The casino is configured to include an approximately 26,000 square metres gaming facility with 200 table games and 300 slot machines. The casino is designed to consist of two levels of gaming halls and five floors housing 15 VIP gaming rooms. The two main gaming halls are designed to cater to mass-market players with 140 table games supplemented by slot machines. The 15 dedicated VIP rooms are designed to house 60 baccarat tables.

Galaxy currently owns a land concession for 2,911 square metres for Galaxy StarWorld. Galaxy has commenced negotiations for a grant by the Macau government to use a garden lot of an additional area of 3,948 square metres in front of the existing lot for a portion of Galaxy StarWorld. Galaxy will still enjoy title to and possession of the original (2,911 square metres) lot even if its application for the grant of the garden lot is not successful.

The Galaxy StarWorld's existing land concession, which expires in 2029 but is renewable, grants Galaxy exclusive use of the land, for hotel and commercial use. Apart from the premium for the existing land concession in the sum of MOP200,000,000.00 (approximately HK$194,174,757) which has been fully paid by Galaxy, Galaxy is also required to pay a small rent in the sum of MOP87,480 (approximately HK$84,932) per year during the term of the land concession. The rent may be revised every five years by the Macau government in accordance with Macau laws.

Galaxy is in the process of seeking to modify the land grant for Galaxy StarWorld to include this garden lot and to transfer to Galaxy the lease from Investimento Hoteleiros Majesty (Internacional) Lda., a wholly-owned subsidiary of Galaxy. Although negotiations with the Macau government have commenced, they have not yet concluded and Galaxy has not yet secured rights to the entire proposed 6,859 square metres site for Galaxy StarWorld through the new land concession agreement.

Principal amount:	up to HK$3,681,039,603
Repayment:	The final date of repayment is 13 months after the date of issue of the FRNs unless previously redeemed.
Status:	The obligations under the FRNs will constitute general, unsecured obligations of KWCM and rank equally among themselves and *pari passu* with all other present and future unsecured and unsubordinated obligations of KWCM.
Transferability:	The FRNs may be transferred with the consent of KWCM.
Interest:	1st month 0% p.a. 2nd–4th month 6% p.a. 5th–7th month 7% p.a. 8th–10th month 8% p.a. 11th–13th month 9% p.a. Interest accrued will be payable in arrears on the last day of each monthly interest period. No dividends may be declared by KWCM as long as the FRNs are outstanding.
Redemption:	KWCM may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice. KWCM will be obliged to redeem the FRNs from the net proceeds of any equity related fund raising exercise.
Voting:	Holders of the FRNs will not be entitled to receive notices of, attend or vote at any meetings (except for creditor's meetings of KWCM) by reason only of being holders of the FRNs.
Listing:	No listing of the FRNs will be sought on the Stock Exchange or any other stock exchange.

It has separately been agreed that at Completion, arrangements will be put in place for HK$50,000,000 (in cash and FRNs depending on the proportion of cash and FRNs paid to the Family Companies) of the Purchase Price and 750,000,000 of the Consideration KWCM Shares to be placed in an account by the Family Companies with an Independent Third Party from which they cannot be withdrawn without the consent of KWCM until after the end of the 15-month period in which Canton Treasure can make warranty claims (which are limited to a maximum aggregate of HK$3.8 billion) under the Acquisition Agreement.

Immediately after Completion KWCM will no longer be a subsidiary of KWIH and the transaction will be a deemed very substantial disposal for KWIH under the Listing Rules. The principal asset and business of KWCM will be that of Galaxy but it will also retain its existing construction materials business. KWCM will give details of its future plans with respect to its existing construction materials business in the circular to be sent to the KWIH Shareholders and the KWCM Shareholders in relation to, amongst other things, details of the Acquisition. An analysis of the shareholding structure of KWCM immediately before and after Completion is set out in the section headed "E. Changes to the shareholding in KWCM as a result of the Acquisition" below.

Application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration KWCM Shares.

C. INFORMATION ON GALAXY

Overview

Galaxy was incorporated in Macau with limited liability on 30th November, 2001 under registration number 15066. It holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau and currently operates its first city club casino, the Galaxy Casino at Waldo Hotel, which is a casino with an emphasis on the Macau VIP gaming market. The VIP market at present accounts for the majority of gaming turnover in Macau. Galaxy is also constructing Galaxy StarWorld and plans to develop three further casino projects in Macau — Galaxy Cotai Mega Resort, and its second and third city club casinos, namely the Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel.

Apart from gaming facilities, Galaxy will integrate non-gaming amenities and services such as food and beverage, leisure, entertainment and shopping outlets into its hotel and resort properties thus making them attractive destinations for tourists of all kinds — gaming and non-gaming — to Macau.

Shareholders of Galaxy

At the date of the Acquisition Agreement, the Galaxy B Shares were held by the Family Companies as to 73.58%, Hugo Legend 2.0%, Minority Vendors: 22.32% and Wealth Access 2.1%. As mentioned above, Hugo Legend subsequently sold its entire holding of Galaxy B Shares to Future Leader and they form part of the Galaxy B Shares to be acquired by KWCM.

Immediately after Completion, the Galaxy B Shares will be held by KWCM (through Canton Treasure) and Wealth Access as to 97.9% and 2.1% respectively.

Wealth Access is beneficially owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee. Wealth Access, Mr. Yeung Chi Hang and Mr. Cheng Kwee are each Independent Third Parties of KWIH, KWCM (and, so far as KWCM and KWIH know, independent of Galaxy and of connected persons of Galaxy) and their connected persons. Information on the Family Companies and the Minority Vendors is set out in the sections below headed "M. Information on the Vendors" and "N. Family Companies", respectively.

Overview of Macau's gaming market

Macau is the only legalised gaming destination in China. In 1962, the Portuguese Government of Macau awarded an exclusive casino gaming licence to Sociedade de Turismo e Diversoes de Macao ("STDM"), a Macau company controlled by Dr. Stanley Ho.

In December 2001, the Macau government decided to bring an end to STDM's monopoly of the gaming industry and to liberalise laws and regulations applicable to gaming activities. In 2002, gaming concessions were granted to three concessionaires after tendering. The three operators are (i) SJM whose concession is valid until March 2020, (ii) Wynn Resorts (Macau), S.A. whose concession is valid until June 2022, and (iii) Galaxy whose concession is valid until June 2022. Pursuant to the terms of the Concession as supplemented on 19th December, 2002 between Galaxy and the Macau government, Galaxy granted a sub-concession in December 2002 to Venetian Macau, S.A.

In 2004, Macau was the world's second largest gaming market, behind the Las Vegas Strip. In 2004, Macau recorded US$5.0 billion (approximately HK$39 billion) in total gaming revenue (from games of fortune), an increase of 44% from 2003, as illustrated below According to the Macau DICJ, approximately 72% of the total gaming revenue (from games of fortune) were generated from VIP baccarat table games in 2004.

Location	2001 Gaming revenue (bn)	2002 Gaming revenue (bn)	Growth rate (%)	2003 Gaming revenue (bn)	Growth rate (%)	2004 Gaming revenue (bn)	Growth rate (%)
Las Vegas Strip	US$4.70 (approx. HK$36.7)	US$4.65 (approx. HK$36.3)	(1.1)	US$4.76 (approx. HK$37.2)	2.4	**US$5.33 (approx. HK$41.6)**	**12.1**
Atlantic City	US$4.30 (approx. HK$33.6)	US$4.38 (approx. HK$34.2)	1.9	US$4.49 (approx. HK$35.0)	2.5	**US$4.81 (approx. HK$37.6)**	**7.1**
Macau	US$2.25 (approx. HK$17.6)	US$2.68 (approx. HK$20.9)	19.0	US$3.47 (approx. HK$27.1)	29.3	**US$5.00 (approx. HK$39.0)**	**44.3**

Sources: Nevada Gaming Control Board, New Jersey Casino Control Commission, Macau DICJ

lease from Investimento Hoteleiros Majesty (Internacional) Lda., a wholly-owned subsidiary of Galaxy. Although negotiations with the Macau government have commenced, they have not yet concluded and Galaxy has not yet secured rights to the entire proposed 6,859 square metres site for Galaxy StarWorld through the new land concession agreement.

Construction of Galaxy StarWorld is currently on schedule and within budget.

Galaxy Cotai Mega Resort

Galaxy will build, own and operate Galaxy Cotai Mega Resort, which will become Galaxy's flagship resort casino in Macau. The Galaxy Cotai Mega Resort will cater for both the VIP and mass player markets. In Cotai, an area of over 442,000 square metres of land has been earmarked by the Macau government for the Galaxy Cotai Mega Resort project and Galaxy is in the process of negotiating the lease of the land concession for the site. Galaxy has submitted to the Macau government a development plan for a gross floor area of approximately 1,000,000 square metres in Cotai.

Galaxy Cotai Mega Resort will be designed to eventually offer approximately 6,300 hotel rooms and suites in several hotels with four themed casinos providing an additional 41,000 square metres of gaming facilities.

The KWCM Board expects Galaxy Cotai Mega Resort to be completed in several phases. Phase I, which is designed to include two deluxe hotels and one themed casino, is scheduled to open in 2008. The deluxe hotels are expected to contain approximately 2,000 rooms. The themed casino, which is planned to have approximately 28,800 square metres of gaming facilities, will be the Phase 1 main casino in Galaxy Cotai Mega Resort. The facilities include approximately 300 non-VIP table games, approximately 48 VIP table games in 12 dedicated VIP rooms and approximately 1,000 slot machines. The remaining phases of Galaxy Cotai Mega Resort will be completed at future dates yet to be determined and which will depend upon market conditions and demand. Nevertheless, the plan is to complete all site formation work and as much foundation work as possible at an early stage.

The commencement of building works for Galaxy Cotai Mega Resort is dependent upon issuance of governmental approval for the Cotai development plan, which is expected within approximately 9 months. Galaxy has begun site formation works on the Galaxy Cotai Mega Resort site. Galaxy management expects to complete Phase 1 site formation works by the end of 2005. Galaxy commenced works at its Cotai Mega Resorts site on the strength of approval by the Macau government of the building plans it submitted. In the building plans submitted, the Cotai Mega Resorts site has been clearly demarcated. Based on such building plans and other planning and construction-related information submitted, the Macau government approved Galaxy to erect site hoarding and commence site formation and drainage works at the Galaxy Cotai Mega Resort site. It is understood that it is neither a practice, nor a requirement under law, that Galaxy must first obtain the land concession before commencing works.

The City Club Casinos Chain

Galaxy Casino at Waldo Hotel, Galaxy's first city club casino in Macau, is aimed at the VIP gaming market. Galaxy will be adding two more city club casinos, which will be marketed in schemes tailored to the specific needs of the VIP gaming markets. City club casinos are located, under lease, on purpose-built and fitted out premises. Galaxy locates its city club casinos at hotel blocks such that its gaming customers are well served by food and beverage, standard or en suite accommodation and other hotel amenities and services.

The First City Club Casino — Galaxy Casino at Waldo Hotel

Galaxy Casino at Waldo Hotel opened for business on 4th July, 2004. Galaxy Casino at Waldo Hotel is located in a specially refurbished commercial space within the Waldo Hotel rented by Galaxy. Mr. Yeung Chi Hang and Mr. Cheng Kwee, through Wealth Access, ultimately and beneficially own Waldo Hotel. Galaxy Casino at Waldo Hotel is within a short distance from Macau's main ferry terminal and helipad, and is located on one of Macau's main thoroughfares. Galaxy Casino at Waldo Hotel offers approximately 3,500 square metres of gaming space on five floors, which include 63 table games (baccarat, blackjack, Caribbean Stud, sic bo and roulette) and 74 slot machines. Galaxy Casino at Waldo Hotel offers 20 gaming tables on its main gaming floor and 43 baccarat tables in nine semi-private gaming rooms dedicated to VIP play. For the six months of operations between July 2004 and December 2004, based on information published by the Macau DICJ, Galaxy Casino at Waldo Hotel achieved a market share of around 14% of net gaming wins with less than 6% of total gaming tables in operation in Macau.

Galaxy Casino at Waldo Hotel rents its gaming floors from the Waldo Hotel under a two-year lease commencing from 1st January, 2004, with an option for Galaxy to extend for another 3 years from 1st January, 2006. The monthly rental is HK$2,500,000. The lessor is Waldo Realty Limited and Waldo Hotels Limited. Both Waldo Realty Limited and Waldo Hotels Limited are ultimately beneficially owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party.

A substantial majority of net gaming win at Galaxy Casino at Waldo Hotel is contributed by VIP gaming and its customer base at present is predominantly VIP players, for whom the game of choice is baccarat. Galaxy Casino at Waldo Hotel's VIP rooms are equipped only with baccarat tables, and at present 54 of the 63 table games at Galaxy Casino at Waldo Hotel are baccarat tables. This ratio is consistent with table distribution generally in the Macau market. On 4th July, 2004, Galaxy entered into an agreement which is for a term equal to the life of the Concession with Hugo Legend (the ultimate beneficial owner of which is Suen Suk Hing, an Independent Third Party who acquired it from Mr. Pedro Ho on 12th April, 2005) and Wealth Access (the ultimate beneficial owners of which are Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party and, so far as KWCM and KWIH know, is independent of Galaxy and of connected persons of Galaxy) who have undertaken to provide a steady flow of customers for Galaxy Casino at Waldo Hotel and who are well-experienced in this market. In return, their entitlements will be determined by reference to various rates on net gaming wins of the Galaxy Casino at Waldo Hotel.

The Second City Club Casino — the Galaxy Casino at Cotai City Club

The Galaxy Casino at Cotai City Club is situated within close vicinity to Galaxy Cotai Mega Resort, and will offer additional gaming facilities to complement the Galaxy Cotai Mega Resort. The Galaxy Casino at Cotai City Club will have approximately 14,000 square metres of gaming space, 146 table games, including 46 table games located in 12 dedicated VIP rooms, and 200 slot machines. It is expected to open in the first quarter of 2006. Companhia Great China Limitada is the owner of the land and the hotel building where Galaxy Casino at Cotai City Club is situated. Galaxy will take a lease from Companhia Great China Limitada for its Galaxy Casino at Cotai City Club and will at the relevant time comply with any applicable Listing Rules. Monthly rental for Galaxy Casino at Cotai City Club is to be negotiated but will not be less than HK$6,000,000 for the first 3 years of the lease term. Galaxy has an indirect interest of 10% in Companhia Great China Limitada. The rest of the equity interest in Companhia Great China Limitada is owned by Mr. Cheng Kwee and Mr. Yeung Chi Hang, each of whom is an Independent Third Party

On 24th September, 2004 Galaxy signed an agreement with Hugo Legend and Wise Gain, which have undertaken to provide a steady flow of customers for Galaxy Casino at Cotai City Club. This agreement lasts for the life of the Concession. In return, their entitlement will be determined by reference to various rates on the profits of Galaxy Casino at Cotai City Club. Galaxy has a minority interest of 10% in Wise Gain and the balance is owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is also an Independent Third Party.

The Third City Club Casino — the Galaxy Casino at Rio Hotel

Galaxy Casino at Rio Hotel will have 60 mass tables, 5 VIP rooms with 20 tables and 150 slot machines. It will be situated at Quarteirão 9 Lots C & O at Zona de Aterros do Porto Exterior, Macau and will comprise approximately 70,000 sq. ft. for the purposes of operating a casino. Currently, the hotel building at which the proposed casino premises will be situated is being renovated. Subject to the necessary government approval having been obtained, Galaxy will take a lease after the renovation is completed and KWCM will at the relevant time comply with any applicable Listing Rules. On completion of such renovations the building will be converted into a 4-star hotel. Renovation completion is expected to be before June 2006, and the casino is expected to commence business in the first quarter of 2006. The registered owner of the Rio Hotel building is STDM and Galaxy understands that Seng Fok Holdings Ltd will have a right to grant leases over the hotel. STDM is an Independent Third Party. Mr. Lui Keung Kwong and Siu Tak Hung are the beneficial owners of Seng Fok Holdings Ltd and each of whom is an Independent Third Party. Rio Entertainment Limited (利澳娛樂有限公司) is ultimately beneficially owned by Mr. Lui Keung Kwong and Mr. Siu Tak Hung each of whom is an Independent Third Party. On 8th September, 2004 Galaxy signed an agreement with Rio Entertainment Limited and Seng Fok Holdings Ltd. This agreement lasts for the life of the Concession. Under it Rio Entertainment Limited has undertaken to provide a steady flow of customers to the Galaxy Casino at Rio Hotel. In return its entitlement will be determined by reference to net gaming wins.

Further information relating to Galaxy's life-of-Concession agreements will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

Estimated Capital Expenditure for Future Projects

Galaxy's capital expenditure budget (excluding finance costs) for Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Galaxy's corporate office are as set out below:

	Incurred up to 31/12/2004 *(HK$ million)*	2005–2009 *(HK$ million)*	Total *(HK$ million)*
Galaxy StarWorld	317	1,514	1,831
Galaxy Cotai Mega Resort (Phase 1)	13	4,072	4,085
Others (Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Corporate office)	49	157	206

At 31st December, 2004, capital expenditure excluding finance costs on Galaxy StarWorld amounted to HK$317 million. The construction and development costs of the remaining phases of Galaxy Cotai Mega Resort are not included in the above figures as these remaining phases are not yet finalised and may be changed to adapt to changing market conditions and demand.

The financing of the remaining cost of Galaxy StarWorld and the development costs of Galaxy Cotai Mega Resort and Galaxy Casino at Cotai City Club is expected to be raised through a combination of debt financing, equity financing and internal cashflows. Development of these projects is subject to development and construction risks and there is no assurance that the projects will be completed on schedule or within budget or that Galaxy can raise sufficient additional financing to complete the projects.

Marketing

VIP market

One feature of Galaxy's city club casinos is their specialisation in VIP gaming. VIP play is typically conducted in semi-private rooms and involves considerably higher stake wagers than those on the main gaming floor.

Galaxy's VIP players are solicited by promoters who make arrangements for the players to come to Macau, play in the casino, and enjoy various facilities and around-the-clock services both inside and outside the casino while they are in Macau. Galaxy pays commissions to its promoters on the basis of the amount of non-negotiable chips bought by the promoter. Other Macau casinos focusing on VIP players are also practicing similar arrangements with promoters.

These promoters are required to be registered under the "35° do Regulamento Administrativo n° 6/2002 — Licensing of Junket Promoters" of the Macau Gaming Inspection and Coordination Bureau, which came into force in July 2003. Under the transition arrangements introduced with the licensing regulations, promoters then operating in Macau were permitted to continue business until the first batch of registration applications was considered. Galaxy presently has three promoters working at its VIP rooms. Applications have been submitted to the Macau *government for registrations of its three promoters and as well as for other potential promoters.*

The registration process for those applications has not yet been completed by the Macau DICJ. Galaxy will require all the promoters who work at its casinos to be duly registered in compliance with Macau laws and the terms of the Concession. Galaxy will replace those promoters who fail to win registration, through new recruitment.

Mass market

Galaxy believes that one of the factors critical to success in the mass gaming market is the offering of the right amenities and services to general customers, who are *generally not predominantly gaming-focused. In order to meet the expectations and satisfy the demand of this* customer segment, a carefully-designed and priced mix of gaming facilities as well as appropriate hotel/resort accommodation and leisure facilities are important. Galaxy is aiming to appeal to this sector of the market by offering signature entertainment amenities and distinctive food/beverage and dinning services at Galaxy StarWorld and Galaxy Cotai Mega Resort. Other marketing strategies include introducing and periodically renewing popular games as well as offering competitively priced travel packages and seasonal/festive promotions.

Employees

At 31st December, 2004, Galaxy had 1,250 full time employees, of which 1,190 were employed at Galaxy Casino at Waldo Hotel, including 500 dealers. Galaxy Casino at Waldo Hotel operates for 24 hours a day on three eight-hour shifts.

Taxation

Under the Concession, Galaxy is subject to certain taxes including special gaming taxes of 35%, and levies at 1.6% for promoting education and charity and 2.4% for urban construction and tourism promotion. Galaxy has received an exemption from Macau's corporate income tax on profits from ongoing operations for the five-year period ending 31st December, 2008.

The Concession

A public tender was conducted to grant three concessions to operate "casino games of chance or games of other forms" in Macau. One of three concessions to operate casino games of chance was granted to Galaxy in June 2002. Under the Concession, as supplemented, Galaxy is obliged to develop and open (i) two resort, hotel and casino projects in Macau, (ii) a convention centre by December 2006 and (iii) two city club casinos in Macau. Galaxy is required to make a total investment of at least MOP8.8 billion (approximately HK$8.5 billion) in development projects in Macau by June 2009.

Originally Venetian Macau, S.A. and Galaxy were business partners in relation to the Concession and Venetian Macau, S.A. was an investor in Galaxy. It was subsequently agreed that it was in their respective interests to pursue business separately. Pursuant to a sub-concession granted by Galaxy to Venetian Macau, S.A., which is an Independent Third Party, with the prior approval of the Macau government. Venetian Macau, S.A. is now responsible for MOP4.4 billion (approximately HK$4.3 billion) of Galaxy's original MOP8.8 billion (approximately HK$8.5 billion) investment obligation under the Concession and the obligations to construct and develop (i) one of the two required resort, hotel and casino projects, (ii) a convention centre and (iii) one of the two required city club casinos. Galaxy and Venetian Macau, S.A., with approval from Macau government, entered into the sub-concession separately to develop their own gaming businesses.

Although it is stated in the Concession Contract dated 26th June, 2002, as amended, that the financial liability of "Galaxy Casino S.A." in *respect of investment commitments is MOP8.8 billion (approximately* HK$8.5 billion), half of this liability MOP4.4 billion (approximately HK$4.3 billion) was transferred to "Venetian Macau, S.A." under the sub-concession.

Therefore, the investment obligation of "Galaxy Casino S.A." was reduced to MOP4,400,000,000.00 (four thousand four hundred million patacas).

The KWCM Board believes that as a result of the Macau government approval of the sub-concession that there would not be any material adverse effect on KWCM, KWIH or Galaxy in the event, however unlikely, that Venetian Macau, S.A. fails to perform its obligations under the sub-concession.

According to materials filed with the Securities and Exchange Commission of the United States of America, the ultimate beneficial owner of

GALAXY CASINO S.A.
Consolidated Balance Sheet
As at 31st December, 2004

	2004 HK$
Assets	
Non-current assets	
Property, plant and equipment	376,749,906
Intangible assets	1,858,889
Other investments	26,000,156
Restricted bank deposits	253,572,027
	658,180,978
Current assets	
Inventories	2,555,655
Amounts due from related parties	42,423,668
Debtors and prepayments	5,390,180
Cash and bank balances	808,490,504
	858,860,007
Total assets	1,517,040,985
Shareholders' equity	
Share capital	194,174,757
Accumulated loss	(96,768,129)
Total equity	97,406,628
Liabilities	
Non-current liabilities	
Loan from immediate holding company	195,008,967
Obligations under finance leases	308,880
	195,317,847
Current liabilities	
Amounts due to related parties	82,009,988
Creditors and accruals	825,087,948
Short-term borrowings	317,000,000
Current portion of obligations under finance leases	218,574
	1,224,316,510
Total liabilities	1,419,634,357
Total equity and liabilities	1,517,040,985

Note 1: Revenues from gaming operations.

	2004 HK$
Net gaming wins	2,994,558,701
Interest income	143,517
Less	
Special gaming tax and funds to the Macau government	(1,170,617,796)
Commission and allowances	(1,173,607,961)
Net entitlements of the Service Providers*	(387,501,321)
Depreciation and amortisation	(3,513,523)
Administrative and others	(155,684,801)
Revenues from gaming operations	123,776,816

* *Note:* Represents marketing and promotional expenses for the provision of a steady flow of customers to its first city club casino.

D. DIRECTORS AND MANAGEMENT OF KWCM

It is not intended there will be any change in the executive or non-executive directors or the management of KWCM as a result of Completion but KWCM *may consider inviting certain directors or senior managers of Galaxy to join the KWCM Board.*

E. CHANGES TO THE SHAREHOLDING IN KWCM AS A RESULT OF THE ACQUISITION

KWCM will cease to be a subsidiary of KWIH on Completion as a result of the issue of the Consideration KWCM Shares. The beneficial interest in KWCM of Dr. Lui, KWIH, their respective associates and parties acting in concert with them, the directors of KWCM and KWIH and their respective associates and the shareholdings of the public shareholders in KWCM (a) immediately before Completion; (b) immediately after Completion but before exercise of any of the Brightwealth Options or Employee Options; (c) and immediately after Completion and full exercise of the Brightwealth Options and Employee Options are as follows:

	Before Completion		Immediately after Completion but before exercise of any of the Brightwealth Options *(Note 3)* and Employee Options *(Note 6)*		*Immediately after* Completion and full exercise of the Employee Options *(Note 6)* but before exercise of any of the Brightwealth Options *(Note 3)*		*Immediately after* Completion and full exercise of the Brightwealth Options *(Note 3)* but before exercise of any of the Employee Options *(Note 6)*		Immediately after Completion and full exercise of the Brightwealth Options *(Note 3)* and Employee Options *(Note 6)*	
	No. of KWCM shares	*%*	*No. of KWCM shares*	*%*	*No. of KWCM shares*	*%*	*No. of KWCM shares*	*%*	*No. of KWCM shares*	*%*
KWIH	852,775,351	65.74	852,775,351	27.18	852,775,351	27.01	852,775,351	27.18	852,775,351	27.01
The Trusts (including City Lion), Dr. Lui and his spouse	90,380,819	6.97	1,250,830,025	39.87	1,256,130,025	39.78	1,250,830,025	39.87	1,256,130,025	39.78
Lui Family members (other than Dr. Lui and his spouse)	2,164,135	0.17	274,368,695	8.74	282,228,695	8.94	599,984,317	19.12	607,844,317	19.25
Directors of KWCM (other than Lui Family members) *(note 4)*	1,537,810	0.12	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
Directors of KWIH only (other than Lui Family members) *(note 4)*	65,306	0.01	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05

The KWCM Board believes that as a result of the Macau government approval of the sub-concession that there would not be any material adverse effect on KWCM, KWIH or Galaxy in the event, however unlikely, that Venetian Macau, S.A. fails to perform its obligations under the sub-concession.

According to materials filed with the Securities and Exchange Commission of the United States of America, the ultimate beneficial owner of Venetian Macau, S.A. is Las Vegas Sands Corp. the common stock of which is listed on the New York Stock Exchange Inc. Las Vegas Sands Corp. is an Independent Third Party.

Galaxy Casino at Waldo Hotel is operated, *and all of Galaxy's future gaming operations in Macau will be operated under the* Concession. The Concession is exclusively governed by Macau law and Galaxy is subject to the exclusive jurisdiction of the courts of Macau in case of any dispute or conflict relating to the Concession.

The Concession contains various general covenants and obligations and other provisions, the compliance with which is subjective. Galaxy's obligations described generally include:

- To ensure the proper operation and conduct of casino games;
- To employ people with appropriate qualifications;
- To operate and conduct casino games of chance in a fair and honest manner without the influence of criminal activities; and
- To safeguard and ensure Macau's interests in tax revenues from the operation of casinos and other gaming areas.

The Concession expires on 26th June, 2022. Unless the Concession is extended, on that date all of Galaxy's casino operations and related equipment in Macau (but not its hotel, retail or other non-gaming facilities) will automatically be transferred to the Macau government without *compensation to Galaxy and Galaxy* will cease to be entitled to operate any casino or gaming operations permitted under the Concession. Beginning on 26th June, 2017, the Macau government may redeem the Concession by giving Galaxy at least one year's prior notice. According to Clause 5 of Article 78 of the Concession, if the Macau government redeems the Concession then Galaxy will be entitled to fair and reasonable compensation. Such compensation will correspond to the benefit that it has ceased to obtain in consequence of such redemption at its resort-hotel-casino undertaking as described in the investment plan annexed to the Concession. The amount of compensation will correspond to the income from such undertaking of Galaxy in the final year prior to the redemption, before deduction of interest, depreciation and amortisation, multiplied by the number of years *remaining until expiry of the Concession.*

Capital structure of Galaxy

Under Macau law, the managing director of a company operating games of fortune and other casino games must be a Macau permanent resident and hold at least 10% of the voting shares of such company. Galaxy therefore has in issue two classes of shares — Galaxy A Shares and Galaxy B Shares. The Galaxy A Shares make up 10% of the total issued shares in Galaxy. The Galaxy B Shares make up the remaining 90% of the issued shares in Galaxy.

By the articles of association of Galaxy, while both are voting shares, the Galaxy A Shares carry negligible economic interest whereas Galaxy B Shares have effectively full economic interest. The Galaxy A shareholder is only entitled to a 0.000000000000000001% share while the *Galaxy B shareholders together are entitled to the remaining* 99.999999999999999999% share of Galaxy's annual distributable profit. On a dissolution or liquidation of Galaxy, the Galaxy A shareholder will only be entitled to a return of the amount of capital invested without any right to distribution of the liquidation assets of Galaxy while the Galaxy B shareholders will be entitled to both a return of capital invested as well as distribution of liquidation assets. None of the Galaxy A Shares is the subject of the Acquisition. The Acquisition is only of Galaxy B Shares.

In accordance *with Macau law, all the Galaxy A Shares are held directly by Mr. Pedro Ho, who is a Macau permanent resident.* Mr. Pedro Ho is independent of KWIH, KWCM, the Family Companies and their respective connected persons, save for his interests in Kentlake, Top Notch and Galaxy referred to in this announcement. Mr. Pedro Ho is the resident managing director of Galaxy and owns 100% Future Leader. Future Leader is one of the Minority Vendors. He has disposed of his entire interest in Hugo Legend to Honour Link Group Limited. The sole beneficial owner of Honour Link Group Limited is Mr. Suen Suk Hing who is an Independent Third Party.

Financial information

Based on the audited consolidated income statement of Galaxy prepared in accordance with Hong Kong Financial Reporting Standards for the year ended 31st December, 2003 and for the year ended 31st December, 2004, its audited consolidated profit/(loss) before taxation, audited consolidated taxation, and audited consolidated profit/(loss) after taxation were as follows:

	Year ended 31st December, 2003 *(HK$)*	**Year ended 31st December, 2004** ***(HK$)***
(Loss)/Profit before taxation	(86,926,296)	72,658,409
Taxation	—	—
(Loss)/Profit after taxation	(86,926,296)	72,658,409

An accountants report on Galaxy will be included in the circular to the shareholders of KWIH and KWCM.

For the purpose of providing more information on Galaxy, a summary of the audited consolidated income statement of Galaxy for the year ended 31st December, 2004 and a summary of the audited consolidated balance sheet at 31st December, 2004 prepared in accordance with Hong Kong Financial Reporting Standards are set out below.

GALAXY CASINO S.A.
Consolidated Income Statement
For the year ended 31st December, 2004

	Note	**2004** ***HK$***
Revenues from gaming operations	1	123,776,816
Other revenues (interest and fee income)		3,643,504
Administrative expenses		(49,381,050)
Other operating expenses		(1,201,875)
Operating profit		76,837,395
Finance costs		(4,178,986)
Profit before income tax		72,658,409
Income tax		—
Profit for the year		72,658,409

spouse)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	19.25
Directors of KWCM (other than Lui Family members) *(note 4)*	1,537,810	0.12	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
Directors of KWIH only (other than Lui Family members) *(note 4)*	65,306	0.01	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
Mr. Pedro Ho through Future Leader	—	—	82,250,410	2.62	82,250,410	2.61	82,250,410	2.62	82,250,410	2.61
Brightwealth *(note 5)*	—	—	325,615,622	10.38	325,615,622	10.31	—	—	—	—
Public shareholders	350,268,142	27.00	350,268,142	11.16	353,354,142	11.19	350,268,142	11.16	353,354,142	11.19
Total	1,297,191,563	100.0	3,137,711,361	100.0	3,157,337,361	100.0	3,137,711,361	100.0	3,157,337,361	100.0

Notes:

1. The above percentages are calculated on the assumption that other than for the exercise of the Brightwealth Options and the Employee Options there is no change in the issued share capital of KWCM from the date of this announcement to Completion.

2. *As stated in the section headed "H. Relevant requirements of the Listing Rules"* below, it is the intention of the Family Companies to maintain the listing KWCM on the Stock Exchange after Completion. Appropriate steps will be taken to ensure that not less than 25% of the KWCM Shares will be held by the public immediately after Completion.

3. Details of the Brightwealth Options are set out below in the paragraph headed "Brightwealth Options". Brightwealth, a wholly-owned subsidiary of Guoco Group Limited, is one of the Minority Vendors in the Acquisition and a passive investor in Galaxy. Neither Guoco Group Limited nor its controlling shareholders now hold, and none of them will hold, any management function in either Galaxy or KWCM.

4. Mr. William Lo Chi Chung and Dr. Charles Cheung Wai Bun are both directors of KWCM and of KWIH and own KWCM Shares. Their interests are classified only in "Directors of KWCM (other than Lui Family members)".

5. If and when the Brightwealth Options are exercised in full, the 325,615,622 KWCM shares that will after Completion be held by Brightwealth and the subject of the Brightwealth Options will be owned by Kentlake and Top Notch. Francis Lui holds a controlling interest in Kentlake and Top Notch. Pedro Ho is a minority shareholder in each of Kentlake and Top Notch holding 35% of Kentlake and 13.91% of Top Notch. 231,615,731 KWCM shares will then be owned by Top Notch, and Francis Lui will have a notifiable interest in them under the Securities and Futures Ordinance. 93,999,891 KWCM Shares will then be owned by Kentlake, and both Francis Lui and Mr. Pedro Ho will have notifiable interests in them under the *Securities and Futures Ordinance. These shares* are classified only in "Lui Family members (other than Dr. Lui and his spouse)" Details of the ownership of Kentlake and Top Notch are set out below in the paragraph headed "Brightwealth Options".

6. As at the date of this announcement, members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 13,160,000 KWCM Shares and other KWCM Directors and KWIH Directors are interested in options, granted under the Employee Options, over an aggregate of 3,380,000 KWCM Shares. Of those options KWCM Directors who are not members of the Lui Family are interested in options over an aggregate of 1,410,000 KWCM Shares and KWIH Directors who are not members of the Lui Family are interested in options over an aggregate of 1,670,000 KWCM Shares. In addition 300,000 options are held by Dr. Charles Cheung Wai Bun who is a director of both KWIH and KWCM. The particulars of Employee Options will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

Brightwealth Options

Brightwealth, one of the Minority Vendors holds 17.32% of the economic interest in Galaxy constituting 15.59% of the voting power, (now to be *sold by it under the Acquisition* Agreement). It entered into put and call option arrangements with the Option Holders, Kentlake and Top Notch, respectively over its entire interest in the Galaxy Equity Interest independently of the discussions that ultimately led to the Acquisition Agreement.

As a result of Brightwealth entering into the Acquisition Agreement after entering into the Brightwealth Option Deeds, the Option Holders have a Call Option and Brightwealth has a Put Option over Galaxy Shares. Upon Completion, the Consideration KWCM Shares (and the FRNs if any) received by Brightwealth will replace the Galaxy Shares and will continue to be the subject of the Call Option and the Put Option pursuant to the Brightwealth Option Deeds.

Under the Brightwealth Option Deeds, the Call Option will be triggered automatically on Completion and upon repayment of the FRNs (or the receipt of cash in lieu of FRNs) and, when that happens, the beneficial interest in the Consideration KWCM Shares received by Brightwealth will effectively be passed to the Option Holders.

Francis Lui holds a controlling interest in Kentlake and Top Notch. Accordingly, Francis Lui is deemed under the Securities and Futures Ordinance to have a new discloseable interest in 325,615,622 shares of KWCM (231,615,731 KWCM Shares in which Top Notch is interested and 93,999,891 Shares in which Kentlake is interested) representing an additional 10.38% interest in the enlarged issued share capital of KWCM. Mr. Pedro Ho is a minority shareholder in each of Kentlake and Top Notch holding 35% of Kentlake and 13.91% of Top Notch. The balance of Kentlake is held by Mr. Cheng Wing On, Michael, and the balance of Top Notch is held by Mr. Kung Chiu Nam, Edmond. Mr. Cheng Wing On, Michael, and Mr. Kung Chiu Nam, Edmond are Independent Third Parties.

At the date of this announcement, save as disclosed herein, none of the *Family Companies, the Lui Family, the KWIH Directors, the* KWCM Directors and parties acting in concert with any of them has any interest in any KWCM Shares and/or Employee Options.

F. REASONS FOR THE ACQUISITION

The KWCM Board understands that Galaxy aims to be a leading operator of integrated leisure entertainment services in Macau, providing *both gaming and non-gaming facilities* to tourists to Macau.

Galaxy holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau. While a limited number of sub-concessions have been granted, the Macau government will not grant additional gaming concessions until 2009. The KWCM Board agrees with Galaxy that the limited number of concessions and sub-concession forms a high barrier for entry into the Macau gaming market. It is also the stated intention of the Macau government to develop Macau into a world-class gaming centre. The KWCM Board shares the view of Galaxy's management that, with Galaxy already operating one city club casino and the development of its Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel projects all underway, Galaxy is well positioned to take advantage of this unique business opportunity to enter into Macau's gaming market. Galaxy, through Galaxy Casino at Waldo Hotel, has already established a significant presence in Macau's VIP gaming market. Supported by a team of seasoned gaming professionals who have extensive experience in managing casinos and leisure/entertainment complex in Australia and across Asia, the KWCM Board believes that through successful integration of gaming facilities into non-gaming leisure with entertainment amenities at its properties, Galaxy will be able to emerge as a significant industry player in the Macau gaming market.

For the financial year ended 31st December, 2003, the consolidated turnover, profit before taxation and profit after taxation of KWCM were respectively HK$1,130,894,000, HK$41,776,000 and HK$42,117,000. As at 31st December, 2003, the consolidated total assets and net assets of KWCM were respectively HK$2,167,130,000 and HK$1,414,263,000.

For the financial year ended 31st December, 2004, the consolidated turnover, profit before taxation and profit after taxation of KWCM were respectively HK$1,299,143,000, HK$43,926,000 and HK$40,065,000. As at 31st December, 2004, the consolidated total assets and net assets of KWCM were respectively HK$2,278,534,000 and HK$1,445,533,000.

KWCM's existing principal business is the manufacture, sale and distribution of construction materials in Hong Kong and the PRC. The acquisition of control of Galaxy provides KWCM a significant presence in Macau's growing tourism, hospitality and gaming industry and presents unique opportunities for growth. In addition, as the gaming industry is largely transacted on a cash basis, cashflows tend to be stronger. The Acquisition therefore is expected to improve KWCM's growth prospects, profitability and cashflows and to provide a valuable diversification.

KWCM has no intention of disposing of its existing business after completion of the Acquisition. KWCM aims to become a major player in the construction materials industry in Greater China, including Mainland China, Hong Kong and Macau. The KWCM Board expects that the sizeable demand for construction materials from the development of Galaxy's future projects in Macau will be beneficial to KWCM's existing construction materials business. KWCM can subsequently leverage its position as a leading construction materials supplier in Hong Kong and certain parts of Eastern China as well as its experience and track record in Macau to develop other opportunities in Mainland China and Hong Kong.

KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia. Presently, through the KWCM Group it manufactures, sells and distributes construction materials in Hong Kong and the PRC. Completion of the Acquisition will result in an immediate and material dilution of KWIH's interest in KWCM. KWCM will cease to be controlled by KWIH and its financial statements will no longer be consolidated with those of KWIH. If KWCM issues new shares to restore the public float of KWCM, KWIH's interest in KWCM may be further diluted. Nevertheless, the executive directors of KWIH believe that the Acquisition *(and deemed very substantial disposal)* is likely to be of benefit to KWIH. After Completion, the consolidated profit margins of the KWIH Group are expected to improve because the comparatively low margins of the KWCM Group will no longer be taken into account in the consolidated financial

statements of the KWIH Group. In addition, KWIH will remain a significant investor in KWCM and the executive directors of KWIH are optimistic about the future prospects of KWCM as owner of Galaxy and of the market value of KWCM Shares, particularly after Galaxy's proposed new facilities are in operation. Based on KWCM's audited consolidated accounts for 2004, profit contribution from KWCM to KWIH after minority interests was HK$22,095,000. After Completion, KWIH's shareholding in KWCM will be reduced from 65.74% to 27.18% (assuming that there will be no change in KWCM's issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion). KWCM will be recognised by KWIH on an equity accounting basis as described below.

The segment for construction materials will no longer be presented in the segment information in KWIH's consolidated financial statements, as upon Completion KWCM will cease to be a subsidiary of KWIH and will become an associated company. Hence KWIH will account for its shareholding in KWCM by equity accounting so that KWIH will recognise the appropriate share of KWCM's profit under "associated company" in its consolidated profit and loss account and account for the investment in KWCM under "associated company" in its consolidated balance sheet.

The executive directors of KWCM consider that the Acquisition is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWCM and its shareholders as a whole. The views and recommendations of the KWCM Independent Board Committee in respect of the transactions contemplated by the Acquisition Agreement will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

The executive directors of KWIH consider that the Acquisition is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and its shareholders as a whole. The views and recommendations of the KWIH Independent Board Committee in respect of the transactions contemplated by the Acquisition Agreement will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

G. NO GENERAL OFFER IMPLICATION

Neither the Family Companies nor parties acting in concert with any of them had in the six months ended on the Last Dealing Date purchased or sold any KWCM Shares. None of them holds any KWCM Shares or has any other interest in the KWCM Shares on the date of this announcement, other than as disclosed herein.

The Trusts together are the single largest and the controlling shareholder of KWIH. KWCM is a subsidiary of KWIH. Through the direct shareholding of City Lion in KWCM and the indirect shareholding through KWIH immediately after Completion, the Trusts will continue to have de facto and Takeovers Code control of KWCM. The Executive has confirmed that the proposed Acquisition and issue of the Consideration KWCM Shares will not result in any general offer obligation under the Takeovers Code.

H. RELEVANT REQUIREMENTS OF THE LISTING RULES

The profits attributable to the Galaxy Equity Interest exceed 100% of the profits of KWCM for the financial year ended 31st December, 2004. The nominal value of the Consideration KWCM Shares exceeds 100% of KWCM's existing issued share capital.

The Purchase Price exceeds 100% of the market capitalisation of KWCM. Each of the Family Companies is a connected person of KWCM. Consequently, pursuant to the Listing Rules, the Acquisition constitutes a very substantial acquisition and a connected transaction for KWCM and is subject to the approval of the KWCM Independent Shareholders.

The Purchase Price exceeds 100% of the market capitalisation of KWIH. Upon Completion, KWCM will cease to be a subsidiary of KWIH. The issue of the Consideration KWCM Shares will give rise to a deemed disposal. The revenue attributable to KWCM for the financial year ended 31st December, 2004 exceeds 75% of the revenue of KWIH for the financial year ended 31st December, 2004. The value of the Consideration KWCM Shares exceeds 75% of the market capitalisation of KWIH. The Family Companies are connected persons of KWIH.

Consequently, for the purposes of the Listing Rules, the Acquisition and issue of the Consideration KWCM Shares at Completion will constitute a very substantial acquisition, a deemed very substantial disposal and a connected transaction for KWIH and is subject to the approval of the KWIH Independent Shareholders.

It is the intention of the Family Companies to maintain the listing of KWCM on the Stock Exchange after Completion. Appropriate steps will be taken to ensure that not less than 25% of the KWCM Shares will be held by the public immediately after Completion. These steps may include the issue of new KWCM Shares and/or placing down by KWIH and/or the Family Companies of some or all of their interest in KWCM to Independent Third Parties.

The Stock Exchange has stated that it will closely monitor the trading in the KWCM Shares and in the KWIH Shares on the Stock Exchange. If the Stock Exchange believes that:

— **a false market exists or may exist in the KWCM Shares or the KWIH Shares; or**

— **there are too few KWCM Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in the KWCM Shares or the KWIH Shares.

I. POSSIBLE MEETING OF HOLDERS OF THE KWIH BONDS

Pursuant to the terms of the KWIH Bonds, it shall be an event of default if KWIH owns, directly or indirectly, less than 30% of the issued share capital of KWCM.

Assuming that there is no change in the issued share capital of KWCM from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares, KWIH will be interested in approximately 27.2% of the total enlarged issued share capital of KWCM immediately after Completion. The KWIH Directors propose either to convene a meeting of holders of the KWIH Bonds for the purpose of passing a resolution or to obtain written consent from sufficient holders (or through such other means including, but not limited to, early redemption) prior to Completion so as to ensure that no event of default will be triggered under the KWIH Bonds.

J. LAW

After Completion, KWCM will in its capacity as the controlling shareholder of Galaxy seek to ensure that Galaxy operates casinos only in compliance with all applicable laws and does not breach the Gambling Ordinance of Hong Kong or any other relevant laws and in compliance with the requirements of the guidelines issued by the Stock Exchange in relation to "Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers" dated 11th March, 2003. If it fails to do so, the Stock Exchange may, depending on the circumstances of the case, seek to direct KWCM to take remedial actions, and/or suspend dealings in, or cancel the listing of, the KWCM Shares under Rule 6.01 of the Listing Rules.

K. GAIN ON DISPOSAL BY KWIH

Immediately upon Completion and assuming that there will be no change in the issued share capital of KWCM from the date of this announcement and up to Completion (save for the issue of the Consideration KWCM Shares), KWIH's interest in KWCM will be diluted from approximately 65.74% to approximately 27.18%. This will constitute a deemed disposal by KWIH of its interest in KWCM under the Listing Rules. Upon Completion, KWIH's share of KWCM's consolidated net assets following issue of the Consideration KWCM Shares at HK$8 each, is estimated to increase to approximately HK$4,391,793,000. KWIH's gain on the deemed disposal of its equity interest in KWCM is estimated to amount to approximately HK$3,446,000,000. On Completion, KWCM will no longer be a subsidiary of KWIH and will become an associated company of the KWIH Group and its results and assets and liabilities will be recognised by the equity method of accounting in the consolidated financial statements of KWIH.

The estimated gain on such deemed disposal by KWIH is calculated on the basis of the Purchase Price and the price of Consideration KWCM Shares at HK$8 each. The actual amount to be recognized in KWIH's consolidated profit and loss account will be adjusted based on the actual market price of the KWCM Shares on the date of Completion.

L. PRINCIPAL SHAREHOLDERS OF GALAXY

Galaxy is today principally owned by the Family Companies and the Minority Vendors. The Family Companies acquired their respective [illegible] HK$612,006,796) under and pursuant to a shareholders internal [illegible]

"Employee Options"	options to subscribe for an aggregate of 19,626,000 KWCM Shares granted pursuant to the employee share option schemes of KWCM adopted on 10th September, 1996 and 30th May, 2002 respectively and outstanding at the date of this announcement, with exercise prices per KWCM Share ranging from HK$0.514 to HK$0.5333;
"Executive"	the executive director of the Corporate Finance Division of the SFC;
"Family Companies"	City Lion, Netfinity and Recurrent Profits;
"Francis Lui"	Mr. Francis Lui Yiu Tung, a director of KWCM and of KWIH, a son of Dr. Lui and a member of the Lui Family;
"FRNs"	unsecured fixed rate notes up to the aggregate principal amount of HK$3,681,039,603 that will mature 13 months after issue that may be issued by KWCM to the Vendors at Completion;
"Future Leader"	Future Leader Management Limited, a company incorporated in the British Virgin Islands and ultimately beneficially owned by Mr. Pedro Ho;
"Galaxy"	Galaxy Casino S.A. (and including its subsidiaries, unless the context otherwise requires);
"Galaxy A Shares"	voting shares of MOP1,000 each in the capital of Galaxy with rights as described under the section headed "Capital structure of Galaxy";
"Galaxy B Shares"	voting shares of MOP1,000 each in the capital of Galaxy with rights as described under the section headed "Capital structure of Galaxy";
"Galaxy Equity Interest"	838,719 Galaxy B Shares representing 97.9% of the economic interest in Galaxy;
"Galaxy Shares"	Galaxy A Shares and Galaxy B Shares;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hugo Legend"	Hugo Legend Asia Corporation Limited, a company incorporated in the British Virgin Islands and ultimately wholly-owned by Mr. Pedro Ho on the date the Acquisition Agreement was first signed but which was sold to Honour Link Group Limited as disclosed herein
"Independent Third Party"	— in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with KWCM, Dr. Lui or their respective associates with respect to KWIH for the purpose of the Takeovers Code; and — in respect of KWCM, a person who and whose ultimate beneficial owner, to the best knowledge information and belief of the directors of KWCM having made all reasonable enquiries, is a third party independent of and not connected with KWCM, the Family Companies, or any connected persons of KWCM and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to KWCM for the purposes of the Takeovers Code; in each case as "connected" is interpreted for the purposes of the Listing Rules
"Kentlake"	Kentlake International Investments Limited, a company incorporated in the British Virgin Islands and controlled by Francis Lui;
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"KWCM Board"	the board of KWCM Directors;
"KWCM Directors"	the directors of KWCM;
"KWCM EGM"	the extraordinary general meeting of KWCM to be convened for the purpose of approving, among other matters, the Acquisition, an increase of the authorised share capital of KWCM and other transactions contemplated under the Acquisition Agreement;
"KWCM Group"	KWCM and its subsidiaries;
"KWCM Independent Board Committee"	an independent committee of the KWCM Board established to advise KWCM Independent Shareholders on the Acquisition;
"KWCM Independent Shareholders"	holders of KWCM Shares other than KWIH, the Trusts, Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates;
"KWCM Shares"	shares of HK$0.10 each in the capital of KWCM;
"KWCM Shareholder(s)"	holder(s) of KWCM Shares;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"KWIH Board"	the board of KWIH Directors;
"KWIH Bonds"	HK$864,260,000 (initial principal amount) 0.50% Guaranteed Convertible Bonds due 2009, convertible into fully-paid KWIH Shares and issued by a wholly owned subsidiary of KWIH;
"KWIH Directors"	the directors of KWIH;
"KWIH Group"	KWIH and its subsidiaries;
"KWIH Independent Board Committee"	an independent committee of the KWIH Board established to advise KWIH Independent Shareholders on the Acquisition;
"KWIH Independent Shareholders"	holders of KWIH Shares other than the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates;
"KWIH SGM"	the special general meeting of KWIH to be convened for the purpose of approving, among other matters, the Acquisition;
"KWIH Shares"	shares of HK$0.10 each in the capital of KWIH;
"KWIH Shareholders"	holder(s) of KWIH Shares;
"Last Dealing Date"	4th March, 2005, being the last trading day for the KWCM Shares and the KWIH Shares prior to the suspension of dealings in KWCM Shares and KWIH Shares on 7th March, 2005;

L. PRINCIPAL SHAREHOLDERS OF GALAXY

Galaxy is today principally owned by the Family Companies and the Minority Vendors. The Family Companies acquired their respective interests in Galaxy at an aggregate cost of MOP630,367,000 (approximately HK$612,006,796) under and pursuant to a shareholders internal reorganisation, which took place in Macau on 3rd February, 2005. At the same time, Hugo Legend acquired its 1.8% voting interest in Galaxy and Brightwealth acquired its 15.59% voting interest in Galaxy. Brightwealth was not previously a shareholder of Galaxy.

The Family Companies acquired their interest in Galaxy principally through subscription of new shares issued on increase of capital by Galaxy; and as to a small part, through purchase of existing shares in Galaxy from Galaxy Resort S.A. Prior thereto, Galaxy Resort S.A. was the major controlling shareholder of Galaxy (holding 90% of the 200,000,000 Galaxy Shares then in issue). Dr. Lui ultimately beneficially owns 54.29% of Galaxy Resort S.A.

Mr. Pedro Ho, the owner of Future Leader and the resident managing director of Galaxy, owns all the Galaxy A Shares. He is a native resident of Macau and a businessman. Mr. Pedro Ho has extensive relationships in business and the Macau gaming market and with the Macau government. The Galaxy A Shares carry negligible economic rights and can be transferred only with the consent of the Macau government.

On 29th March, 2005, Hugo Legend agreed to sell its entire 1.8% voting interest in Galaxy to Future Leader, which sale is conditional upon approval by the Macau government and the sale is expected to complete shortly.

M. INFORMATION ON THE VENDORS

Save as disclosed in this announcement, the Minority Vendors and their respective ultimate beneficial owners are Independent Third Parties of KWCM and KWIH, and their respective connected persons. All the Minority Vendors are investment holding companies and none has disclosed any interests in either KWIH or KWCM under the Listing Rules and/or the Securities and Futures Ordinance (other than the interests which arise under the Acquisition Agreement and the Brightwealth Options). Information about the Family Companies is set out in the next section below.

Guoco Group Limited is the ultimate beneficial owner of Brightwealth. Pedro Ho is the ultimate beneficial owner of Future Leader. None of them, nor any of their associates, has disclosed any interest in either KWIH or KWCM under the Listing Rules and/or Part XV of the Securities and Futures Ordinance (other than the interests which arise under the Acquisition Agreement and the Brightwealth Options).

N. FAMILY COMPANIES

KWIH is the controlling shareholder of KWCM and thus a connected person of KWCM. The Trusts are the controlling shareholder of KWIH and thus a connected person of each of KWIH and KWCM. Each of Dr. Lui, Mr. Francis Lui and Ms. Paddy Lui Wai Yu is a director of KWIH and KWCM. City Lion is an asset of the Principal Trust and the other Family Companies belong to Francis Lui and Lawrence Lui. As members of the Lui Family are discretionary objects of the Trusts, each is a connected person of both KWIH and KWCM.

O. GENERAL

The KWCM Board proposes that the name of KWCM be changed to Galaxy Entertainment Group Limited (銀河娛樂集團有限公司). The proposed change of name is subject to approval by the shareholders of KWCM by way of a special resolution at the KWCM EGM. The KWCM Board is of the opinion that the proposed new name of KWCM will better reflect the principal business focus of the KWCM Group after the Acquisition.

The KWCM Independent Board Committee comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam, has been constituted to make recommendations to the KWCM Independent Shareholders in relation to the Acquisition. KWCM has appointed Commerzbank AG as the independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders in relation to the Acquisition.

The KWIH Independent Board Committee comprising of Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield has been constituted to make recommendations to the KWIH Independent Shareholders in relation to the Acquisition. KWIH has appointed Anglo Chinese Corporate Finance, Limited as an independent financial adviser to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders in relation to the Acquisition.

A circular containing *inter alia* further particulars of the Acquisition and Galaxy as required by the Listing Rules, the recommendations of the KWIH Independent Board Committee and of the KWCM Independent Board Committee in respect of the Acquisition, letters of advice from the independent financial advisers to the KWIH Independent Board Committee and the KWIH Independent Shareholders and from the independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, an accountants' report on Galaxy, property valuation reports on the property interests of Galaxy, the KWCM Group and the KWIH Group and notices convening the KWIH SGM and the KWCM EGM will be sent to the KWIH Shareholders and the KWCM Shareholders as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent, the Acquisition may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the KWCM Shares and/or in the KWIH Shares.

P. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the meanings set opposite them below:

"Acquisition"	the proposed acquisition of the Galaxy Equity Interest by Canton Treasure pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the Acquisition Agreement dated 14th March, 2005 among the Family Companies, Hugo Legend, the Minority Vendors, Canton Treasure and KWCM, in relation to, *inter alia*, the Acquisition, as amended by the Supplemental Agreement;
"associates"	the meaning ascribed to it in the Listing Rules;
"Brightwealth"	Brightwealth Investments Limited, a company incorporated in the British Virgin Islands and a subsidiary of Guoco Group Limited, the latter of which is listed in Hong Kong;
"Brightwealth Options"	the put and call options between Brightwealth, Kentlake and Top Notch referred to above in the section headed "Brightwealth Options";
"Brightwealth Option Deeds"	two deeds each dated 3rd February, 2005 between Brightwealth and each of the Option Holders in respect of the Option;
"business day"	a day (other than a Saturday) on which banks are open for business in Hong Kong;
"Call Option"	the option granted by Brightwealth under the relevant Brightwealth Option Deeds to the Option Holders to require Brightwealth to sell its Galaxy Shares;
"Canton Treasure"	Canton Treasure Group Ltd, a company incorporated in the British Virgin Islands and wholly-owned by KWCM;
"City Lion"	City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;
"Completion"	completion of the sale and purchase of the Galaxy Equity Interest pursuant to the Acquisition Agreement;
"Concession"	a Concession Contract of the Macau Special Administrative Region for the Operation of Games of Fortune or Chance or Other Casino Games between Macau and Galaxy dated 26th June, 2002, as amended and supplemented by a supplemental agreement dated 19th December, 2002;
"Consideration KWCM Shares"	1,840,519,798 new KWCM Shares to be issued by KWCM as part of the consideration for the Acquisition;
"Dr. Lui"	Dr. Lui Che Woo, a director of KWIH and of KWCM;
"KWIH Shareholders"	holder(s) of KWIH Shares;
"Last Dealing Date"	4th March, 2005, being the last trading day for the KWCM Shares and the KWIH Shares prior to the suspension of dealings in KWCM Shares and KWIH Shares on 7th March, 2005;
"Lawrence Lui"	Lawrence Lui Yiu Nam, a son of Dr. Lui and a member of the Lui Family;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Lui Family"	all the sons and daughters of Dr. Lui, namely Francis Lui, Lawrence Lui, Ms. Paddy Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies owned by them;
"Macau"	Macau Special Administrative Region of the PRC;
"Macau DICJ"	Direcção de Inspecção e Coordenação de Jogos de Macau, or the Gaming Inspection and Coordination Department of Macau;
"Minority Vendors"	Brightwealth and Future Leader which together hold 21.9% of the issued voting shares in Galaxy (representing 24.3% of the economic interest in Galaxy), each of which is, as at the date of this announcement, an Independent Third Party in respect of KWIH and KWCM;
"MOP"	Macau patacas;
"Netfinity"	Netfinity Assets Corporation, a company incorporated in the British Virgin Islands, and wholly-owned by Lawrence Lui;
"Option"	the Put Option and the Call Option, as the context may indicate;
"Option Holders"	Kentlake and Top Notch;
"PRC" or "Mainland China"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan;
"Principal Trust"	a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"promoters" or "VIP promoters"	individuals who engage in the activity of promotion of games of fortune and other games in casinos in exchange for a commission or other remuneration paid by the concessionaire;
"Purchase Price"	HK$18,405,198,023;
"Put Option"	the option granted to Brightwealth under the relevant Brightwealth Option Deed to Brightwealth to require the Option Holders to buy Galaxy Shares;
"Recurrent Profits"	Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Francis Lui;
"Secondary Trust"	a second discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SJM"	Sociedade de Jogos de Macau, S.A.;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Supplemental Agreement"	a supplemental agreement dated 1st April, 2005 between the parties to the Acquisition Agreement;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Top Notch"	Top Notch Opportunities Limited, a company incorporated in the British Virgin Islands and controlled by Francis Lui;
"Trusts"	the Principal Trust and the Secondary Trust, the trustee of both of which is the HSBC International Trustee Limited;
"UBS Investment Bank"	a business group of UBS AG;
"US$"	United States dollars, the lawful currency of the United States of America;
"Vendors"	Family Companies and the Minority Vendors;
"VIP"	table gaming dedicated to special gaming or gamblers, especially each table in operation in a special, gaming hall or area;
"Wealth Access"	Wealth Access Holdings Limited, a company incorporated in the British Virgin Islands and owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee who are both Independent Third Parties of KWIH and KWCM (and, so far as KWCM and KWIH know, are independent of Galaxy and of connected persons of Galaxy) and their connected persons. It is a Galaxy shareholder but not a Minority Vendor; and
"Wise Gain"	Wise Gain Profits Limited, a company incorporated in the British Virgin Islands owned as to 90% by Wealth Access and as to 10% by Galaxy.

Trading in the KWIH Shares and KWCM Shares on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 9:30 a.m. on 7th March, 2005 pending the release of this announcement. KWIH and KWCM respectively have applied for a resumption of trading in the KWIH Shares and KWCM Shares with effect from 9:30 a.m. on 19th April, 2005. Further announcements will be made if and when appropriate.

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Lui Wai Yu; the non-executive directors of KWIH are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of **K. Wah International Holdings Limited** **SEAMAN KWOK Siu Man** *Company Secretary*	*By Order of the Board of* **K. Wah Construction Materials Limited** **KITTY CHAN Lai Kit** *Company Secretary*

Hong Kong, 18th April, 2005

Sums in this announcement expressed in MOP have been translated into HK$ at the rate MOP1.03 = HK$1.

Sums in this announcement expressed in US dollars have been translated into HK$ at the rate US$1.00 = HK$7.8.

Some numbers in this announcement have been rounded and are therefore approximate.

* *For identification only*

P.1

本公佈僅供參考之用，並非認購、購買或買賣證券的邀請或要約，亦不可作為提呈任何該等要約的邀請。

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立的有限公司)
(股份代號：173)



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立的有限公司)
(股份代號：27)

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)
嘉華建材有限公司
的關連交易及非常重大收購事項
以及更改公司名稱
及
K.Wah International Holdings Limited
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項

嘉華建材有限公司的財務顧問



收購事項

嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日有條件同意向該等家族公司收購銀河的73.6%經濟權益，另向少數權益賣方收購銀河的24.3%經濟權益，收購價合共達18,405,198,023港元。收購價中的14,724,158,420港元將會按嘉華建材股份每股作價8.00港元，向賣方發行1,840,519,798股新嘉華建材股份支付，另3,681,039,603港元則透過向賣方發行總值3,681,039,603港元的定息票據，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。嘉華建材代價股份相當於嘉華建材現有已發行股本約141.9%，另相當於嘉華建材緊隨完成後的經擴大已發行股本約58.7%(假設自本公佈發出日期起至完成為止期間，除於完成時發行嘉華建材代價股份外，嘉華建材的已發行股本將會不變)。嘉華建材代價股份的市值(按最後買賣日期嘉華建材股份每股收市價8.50港元計算)為15,644,418,283港元。嘉華建材或會透過發行及配售額外新嘉華建材股份，藉以用作其選擇以現金而非定息票據支付的收購價部分或全部所需資金。新嘉華建材股份的發行及配售(如有)時間及條款尚待決定。

銀河是一間在澳門註冊成立的公司，澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。銀河目前經營其位於澳門中心地帶的首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場。該等家族公司均為嘉華國際及嘉華建材的關連人士。

根據收購建議進行交易的若干影響

緊隨完成後：

- 嘉華建材將會擁有838,719股銀河B股，相當於銀河的97.9%經濟權益及88.1%投票權。銀河的主要資產及業務，將成為嘉華建材的主要資產及業務，但嘉華建材仍將繼續保留其現有的建材業務；及
- 該等家族公司及嘉華國際(嘉華建材現時的控股股東)，連同彼等各自的聯繫人以及與彼等一致行動的人士，於發行嘉華建材代價股份後，將分別持有經攤薄後嘉華建材已發行股本的48.6%及27.2%(假設自本公佈發出日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材已發行股本將會不變)。少數權益賣方將會持有發行嘉華建材代價股份後，經攤薄嘉華建材已發行股本約13.0%(假設自本公佈發出日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材已發行股本將會不變)。

該等信託為嘉華國際的控股股東。嘉華建材乃嘉華國際的附屬公司。緊隨完成後，透過 City Lion 於嘉華建材的直接股權以及嘉華國際持有的間接股權，該等信託將會繼續地及根據收購守則的定義下實際控制嘉華建材。執行理事已經確認，擬進行的收購事項及發行嘉華建材代價股份，將不會導致收購守則下提出全面收購建議的責任。

嘉華建材將會向聯交所上市委員會申請批准嘉華建材代價股份上市及買賣。

一般資料

嘉華建材董事會建議，將嘉華建材的名稱更改為銀河娛樂集團有限公司。建議更改名稱一事須經嘉華建材股東在嘉華建材股東特別大會上通過特別決議案批准後，方可作實。

根據上市規則，收購事項將會構成嘉華建材一項關連交易及一項非常重大的收購事項，以及嘉華國際一項關連交易、一項非常重大的收購事項以及被視為非常重大的出售事項。收購事項須待(其中包括)嘉華建材獨立股東及嘉華國際獨立股東批准後，方可作實。收購事項將以投票表決方式進行投票。該等信託、該等家族公司、嘉華國際、呂氏家族成員及彼等各自的聯繫人將會就收購事項放棄投票。有關完成的其他先決條件，乃載於下文「A.收購事項」一節「先決條件」分節。

嘉華國際及嘉華建材將會在切實可行情況下，分別盡快向嘉華國際股東及嘉華建材股東寄發一份通函，當中載有(其中包括)有關收購事項及銀河的進一步資料、嘉華國際獨立董事委員會提供的推薦意見、獨立財務顧問英高財務顧問有限公司致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見函、嘉華建材獨立董事委員會提供的推薦意見、獨立財務顧問德國商業銀行致嘉華建材獨立董事委員會及嘉華建材獨立股東的意見函、銀河的會計師報告、就銀河、嘉華建材集團及嘉華國際集團的物業權益作出的物業估值報告，以及召開嘉華建材股東特別大會及嘉華國際股東特別大會的通告。

由於完成須待多項先決條件達成後，方可作實，故此，收購事項會否進行仍屬未知之數，嘉華建材股東及有意投資者在買賣嘉華建材股份，以及嘉華國際股東及有意投資者在買賣嘉華國際股份時，務須小心審慎。

應嘉華建材及嘉華國際的要求，嘉華建材股份及嘉華國際股份已自二零零五年三月七日上午九時三十分起在聯交所暫停買賣。嘉華建材及嘉華國際已分別申請，自二零零五年四月十九日上午九時三十分起，恢復嘉華建材股份及嘉華國際股份在聯交所買賣。

A. 收購事項

收購事項的概要

於本公佈發出日期，嘉華國際、該等信託、呂博士及其配偶持有合共943,156,170股嘉華建材股份，相當於嘉華建材約72.71%投票權。

應嘉華建材及嘉華國際的要求，嘉華建材股份及嘉華國際股份已自二零零五年三月七日上午九時三十分起在聯交所暫停買賣。嘉華建材及嘉華國際已分別申請，自二零零五年四月十九日上午九時三十分起，恢復嘉華建材股份及嘉華國際股份在聯交所買賣。

A. 收購事項

收購事項的概要

嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日同意收購銀河股權。收購價將以發行嘉華建材代價股份及定息票據支付，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。有關收購協議的進一步詳情，已載於下文。除收購協議項下的業務、資產或負債外，Canton Treasure 概無任何其他重要業務、資產或負債。

銀河已發行合共951,900股股份，其中95,190股(10%)為銀河A股，附有銀河全部投票權但僅附有少許經濟權益。其餘856,710股(90%)銀河股份為銀河B股，附有銀河全部投票權及全部實際經濟權益。收購事項僅涉及銀河 B股。有關銀河股份的進一步資料，請參閱「C.有關銀河的資料」一節「銀河的資本架構」分節。

嘉華建材收購銀河亦一併包括批給，批給項下經營的所有現有及日後娛樂場(根據下文所述授予威尼斯人澳門股份有限公司的轉批給經營者除外)及其業務及管理。銀河將負責博彩業務的資產以及娛樂場的日常營運，包括管理僱員薪金、公用設施、政府申報及存檔、稅項責任、保安、市場推廣及宣傳、遵守相關法律及規例、委任中介人及其他服務供應商及分包商。

下圖列示嘉華國際及嘉華建材於完成前的公司架構及股權架構(僅指經濟權益，並不計及全資擁有的中介控股公司)，以及嘉華國際、嘉華建材及銀河於緊隨完成後的公司架構及股權架構：

完成前

嘉華國際及／或嘉華建材的董事(呂氏家族除外) — 0.02% 嘉華國際；0.12% 嘉華建材
呂氏家族(呂博士及其配偶除外) — 0.46% 嘉華國際；0.17% 嘉華建材
該等信託、呂博士及其配偶 — 58.58% 嘉華國際；6.97% 嘉華建材
嘉華國際公眾股東 — 40.94% 嘉華國際
嘉華國際 — 65.74% 嘉華建材
嘉華建材公眾股東 — 27% 嘉華建材
嘉華建材

完成後

嘉華國際及／或嘉華建材的董事(呂氏家族除外) — 0.02% 嘉華國際；0.05% 嘉華建材
呂氏家族(呂博士及其配偶除外)(附註) — 0.46% 嘉華國際；8.74% 嘉華建材
該等信託(包括City Lion)、呂博士及其配偶 — 58.58% 嘉華國際；39.87% 嘉華建材
嘉華國際公眾股東 — 40.94% 嘉華國際
Future Leader — 2.62% 嘉華建材
Brightwealth — 10.38% 嘉華建材
嘉華國際 — 27.18% 嘉華建材
嘉華建材公眾股東 — 11.16% 嘉華建材
嘉華建材 — 97.9% 銀河
銀河

附註： 包括由呂耀東先生及呂耀南先生分別全資擁有的 Recurrent Profits 及 Netfinity

收購協議

以下所載為收購協議的主要條款概要：

訂立日期： 二零零五年三月十四日(於二零零五年四月一日修訂)

收購協議訂約各方：

1. (a)該等家族公司包括 City Lion(由主要信託全資擁有)、Netfinity(由呂耀南先生全資擁有)及 Recurrent Profits(由呂耀東先生全資擁有)，及(b)少數權益賣方包括 Brightwealth(由聯交所上市公司國浩集團有限公司全資擁有)及 Future Leader(由何安全先生全資擁有)(除本公佈所披露者外，少數權益賣方為獨立第三方)，作為賣方 — 請參閱M節「有關少數權益賣方的資料」；
2. 嘉華建材一間全資附屬公司 Canton Treasure，作為買方；及
3. 嘉華建材，作為買方的債務擔保人。

於本公佈發出日期，嘉華國際、該等信託、呂博士及其配偶持有合共943,156,170股嘉華建材股份，相當於嘉華建材約72.71%投票權。

收購目標： Canton Treasure 同意按收購價有條件收購銀河股權。銀河股權，即該等家族公司及少數權益賣方目前於銀河所持有的97.9%經濟權益(附有銀河88.1%投票權)，由838,719股銀河 B股構成。有關銀河的進一步資料及代價詳情，已載於下文。

代價： 收購價為18,405,198,023港元，將按以下方式支付：(i)其中約80%按嘉華建材股份每股作價8.00港元，向賣方配發及發行1,840,519,798股入賬列為繳足的嘉華建材代價股份；及(ii)另外約20%以發行本金額3,681,039,603港元的定息票據予賣方，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。有關詳情載於下文。

按議定發行價每股8.00港元計算，嘉華建材代價股份作價14,724,158,384港元。嘉華建材代價股份的市值(按最後買賣日期嘉華建材股份每股收市價8.50港元計算)為15,644,418,283港元。

嘉華建材代價股份相當於嘉華建材現有已發行股本約141.9%，另相當於嘉華建材緊隨完成後的經擴大已發行股本約58.7%(假設自本公佈發出日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材的已發行股本概無任何變動)。

此外，嘉華建材或會透過發行及配售新嘉華建材股份，藉以撥付其選擇以現金而非定息票據支付的部分或全部收購價所需資金。嘉華建材已同意委任瑞銀投資銀行為賬簿管理人兼配售代理，作為其委聘財務顧問計劃的一部分。目前尚未訂立任何配售協議，而新嘉華建材股份的發行及配售(如有)時間及條款尚待決定，落實後將會發出適當公佈。

嘉華建材代價股份的每股收購價及發行價，乃經訂約各方公平磋商，並參照(其中包括)下列各項後協定：

- 可資比較公司分析及銀河的增長前景，以及由一獨立估值師美國評值有限公司按公認估值方法(即市場法及收益法)為基準就銀河於二零零四年十二月三十一日的全部權益估值為23,544,000,000港元而編製的一份估值報告，有關詳情載於將會刊發給嘉華國際股東與嘉華建材股東的通函內。嘉華建材將以18,405,198,023港元收購銀河的97.9%經濟權益，相當於獨立估值師就銀河全部權益提供的按比例估值的80%；
- 位於華都酒店之銀河娛樂場 — 銀河首個城市俱樂部娛樂場自二零零四年七月四日開業以來直至二零零五年一月三十一日為止的過往表現；及
- 嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期(包括該日在內)為止期間連續五個交易日的平均收市價為每股7.95港元。

嘉華建材代價股份每股發行價為8.00港元，較嘉華建材股份於最後買賣日期在聯交所所報收市價每股8.50港元折讓約5.9%，另較嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期為止期間連續五個交易日在聯交所所報的平均收市價每股7.95港元溢價約0.6%。

根據收購協議的條款，City Lion(由主要信託全資擁有)已承諾於完成後六個月內，不會出售其將予收取的嘉華建材代價股份。(除了收購協議外，呂博士、City Lion 及該等信託已同意向聯交所承諾不會於完成後六個月期間內出售彼等於完成時持有的任何嘉華建材股份。)

先決條件： 買賣銀河股權一事須待下列先決條件達成(在下述若干情況下，或油豁免)後，方為完成：

(i) 於本公佈發出日期後21天內，嘉華建材已信納盡職審查結果；及

(ii) 收購協議及據此擬進行的交易(包括發行及配發嘉華建材代價股份)，全部獲嘉華建材股東(或毋須按聯交所或證監會規定放棄投票的有關人士)在股東大會上以投票表決方式通過決議案批准；

(iii) 收購協議及據此擬進行的交易(包括發行及配發嘉華建材代價股份)，全部獲嘉華國際股東(或毋須按聯交所或證監會規定放棄投票的有關人士)在股東大會上以投票表決方式通過決議案批准；

[illegible]

(v) 聯交所已批准嘉華建材代價股份上市及買賣，且並無以完成為理由撤回有關批准，亦無表示其將基於此理由而撤回或暫停嘉華建材股份於聯交所上市；

(vi) 已獲得由香港及澳門任何有關政府機關或其他有關監管當局授出且並無撤回就訂立及執行收購協議而言屬必要的一切同意或批准；有關同意或批准包括但不限於澳門政府經濟財政司辦公室(Office of the Secretary for Economy and Finance)為回應銀河於二零零五年一月十二日發出的函件，而於二零零五年一月十七日就銀河股權的變更發出的同意(經二零零五年一月三十一日發出的一封函件修訂及增補)；

(vii) 嘉華國際債券持有人已正式通過適當決議案，豁免或以其他方式放寬嘉華國際債券須符合第11(xi)項條件(附註)，並獲嘉華建材信納；

[illegible]

(ix) 嘉華建材信納，訂立或執行收購協議均不會導致批給、或銀河任何其他重大權利、或銀河作為訂約方之一或受其約束的任何重大協議遭嚴重違反或被終止。

上文第(iv)項所述的先決條件已獲達成。除上文第(i)、第(vii)、第(viii)或第(ix)項所述的先決條件外，所有先決條件一概不得獲 Canton Treasure 單方面豁免。

倘任何先決條件未能於二零零五年五月三十一日(或可能書面協定的較後日期)前達成，在嘉華建材有權豁免第(i)、第(vii)、第(viii)或第(xi)項先決條件的規限下，嘉華建材其後可選擇(但須以不損害其可能擁有的任何其他權力或補救方法為前提)向另一方發出通知，選擇終止收購協議。在此情況下，收購協議將告失效，而訂約各方在收購協議項下的權利及責任將會作廢，且收購協議訂約各方的有關責任將獲解除，毋須承擔任何責任。倘上文第(ix)項先決條件不能達成，除非嘉華建材信納豁免此項條件符合嘉華建材的利益，否則將不獲豁免。倘任何先決條件獲豁免或未能於二零零五年五月三十一日前達成，則有關各方屆時將會發出合適公佈。

附註：嘉華國際債券第11(xi)項條件列明，倘嘉華國際不再直接或間接擁有嘉華建材已發行股本至少30%，此舉即構成違約事件(除非旨在或根據涉及嘉華國際的整合、兼併、合併或重組並在上述各項發生後方始出現，否則有關整合、兼併、合併或重組的條款須經嘉華國際債券信託人事先批准，或須由嘉華國際債券持有人通過特別決議案批准)。根據嘉華國際債券的條件，若嘉華國際債券條款出現違約事件，嘉華國際債券信託人可應持有不少於當時尚未償還嘉華國際債券本金額25%的持有人的要求，或通過特別決議案(定義見嘉華國際債券的條件)指示，就此(以將會獲得彌償的有關信託契據下的權利為限)向 K.Wah International Finance Limited(為嘉華國際債券的發行人)發出通知，表示嘉華國際債券將以提早贖回金額即時到期應付(按嘉華國際債券的條件所界定，指「嘉華國際債券將會以債券原本發行日期當日以本金額購入之時起，利用一年365日每半年派息債券等同的基準，按年利率一1.25%一直計算至贖回當日為止可取得年度回報的本金額」)。

完成：　收購協議規定，買賣銀河股權一事將於最後一項未達成先決條件達成或獲豁免當日後第三個營業日完成。

補充協議

於二零零五年三月二十九日，收購協議訂約各方之一 Hugo Legend 簽訂一項協議向 Future Leader 出售其於銀河所持全部股權。Future Leader 的唯一實益擁有人為何安全先生。於二零零五年三月三十日，何安全先生簽訂一項協議向 Honour Link Group Limited 出售其於 Hugo Legend 所持全部股權，是次交易已於二零零五年四月十二日完成。Honour Link Group Limited 的唯一實益擁有人為獨立第三方孫淑興先生。

因此，收購協議訂約各方之一 Hugo Legend 與收購協議其他訂約方於二零零五年四月一日簽訂一項有條件補充協議，據此，Hugo Legend 已同意向 Future Leader 出售其先前於收購協議首次簽訂日期當日持有的全部銀河B股。於補充協議訂立日期，何安全先生同時全資擁有 Hugo Legend 及 Future Leader。

待 Hugo Legend 向 Future Leader 轉讓銀河B股一事完成(預期將於短期內進行)後，補充協議將會正式生效，屆時 Hugo Legend 於收購協議項下的責任已獲解除，已不再是收購協議訂約方。轉讓上述銀河B股一事，須待澳門政府批准，預期將於短期內取得批准。Future Leader 將按收購協議的條款，向 Canton Treasure 出售其所持全部銀河B股(包括 Hugo Legend 將會向其轉讓的股份)。

本公佈下文所載資料，乃根據補充協議已經生效為基準而呈列。

下表列示每名賣方將會出售銀河股權的百分比，以及收購建議下各自的應收代價：

賣方名稱	銀河股權百分比	嘉華建材代價股份	現金或定息票據(港元)
City Lion	63.05	1,160,449,206	2,320,898,413
Netfinity	7.00	161,066,521	0
Recurrent Profits	5.11	111,138,039	50,906,654
Brightwealth	17.69	325,615,622	651,231,245
Future Leader	7.15	82,250,410	658,003,291
總計	100	1,840,519,798	3,681,039,603

B. 定息票據

假設嘉華建材並無以現金全數支付其可酌情選擇發行定息票據及／或現金支付之部分收購價，嘉華建材將於完成時發行定息票據，該等票據不可兌換，且當中將載有具下述效用的條款。

本金額：　最高達3,681,039,603港元

償還：　除非先前已獲贖回，否則最後償還日期為定息票據發行日之後計十三個月

地位：　定息票據項下的債項將構成嘉華建材的一般、無抵押債項，彼此之間具有同等地位，並且與嘉華建材所有其他現時及將來的無抵押及非從屬債項具有同等地位。

可轉讓性：　定息票據經嘉華建材同意後可以轉讓。

利息：
第一個月：　年利率0%
第二至第四個月：　年利率6%
第五至第七個月：　年利率7%
第八至第十個月：　年利率8%
第十一至第十三個月：　年利率9%

應計利息將於每月利息期最後一天期終償付。只要定息票據仍未贖回，嘉華建材均不會宣派股息。

贖回：　嘉華建材可於任何時間，透過發出三個營業日的不可撤回事先書面通知，按面值另加應計及未付利息，贖回定息票據。

嘉華建材將有責任從任何股本相關集資活動所得款項淨額中，撥付贖回定息票據的資金。

到訪澳門遊客一般來自鄰近亞洲國家及地區，如中國大陸、香港、台灣、南韓及日本。嘉華建材董事會與銀河一致認為，澳門位於其中一個全球潛在遊客最多地區。時至今日，澳門已成為世界規模最大、增長最快的博彩市場之一。澳門與中國大陸廣東省接壤，廣東省約有100,000,000名居民，是中國大陸人口最稠密且發展最蓬勃的地區之一，可見澳門享有地利優勢。根據澳門統計暨普查局，二零零四年約有16,700,000名遊客到訪澳門，較二零零三年增加約40%。在二零零四年約有16,700,000名澳門訪客當中，逾57%來自中國大陸，來自香港訪客則超逾30%。

直至二零零五年二月底，除澳門博彩經營的三個角子機俱樂部外，澳門合共有17個娛樂場，其中15個目前由澳門博彩經營。位於華都酒店之銀河娛樂場已於二零零四年七月正式開業，是銀河首個城市俱樂部娛樂場。金沙澳門亦已於二零零四年五月開業，現由另一個營辦商營運。

銀河的策略

銀河矢志為澳門遊客提供高級博彩及非博彩消閒娛樂設施。為達至此目標，銀河採納的策略(其中包括)如下：

致力令銀河成為澳門綜合消閒娛樂設施的領導營辦商。銀河擬將博彩設施以及非博彩設備及服務，如高級美食、優質消閒及娛樂以及高檔購物店舖等，融入旗下各間豪華酒店及渡假酒店物業，冀可藉此吸引到訪澳門的貴賓博彩客、中場博彩客及一般遊客。銀河將會率先在銀河星際酒店及銀河路氹城大型娛樂渡假中心推行這些策略。

鞏固及壯大銀河在澳門貴賓博彩客市場的地位。銀河星際酒店將設有大約60張專為貴賓博彩客而設的博彩桌。位於華都酒店之銀河娛樂場目前經營43張專為貴賓博彩客而設的博彩桌。第二及第三個城市俱樂部娛樂場亦將會提供貴賓博彩。

在澳門中場博彩市場確立有利地位。嘉華建材董事會與銀河同樣相信，隨著整體市場不斷發展以及設施相繼落成，以配合及滿足需求的增長，利潤較高的中場博彩桌及角子機博彩將會佔澳門博彩市場較大份額。位於華都酒店之銀河娛樂場目前經營20張博彩桌專供中場博彩客投注。為配合「吃、喝、玩、樂，盡在銀河」的主題，銀河星際酒店及銀河路氹城大型娛樂渡假中心將會設有專為吸引中場博彩客而設的博彩設施。

樹立「銀河」品牌。銀河矢志發展具備獨有風格和特色的物業及設備，藉以吸引來自中國大陸及其他鄰近地區國家的博彩客和遊客。憑藉「銀河」品牌，銀河旗下物業定可在澳門其他娛樂場渡假酒店及設施中脫穎而出。銀河相信，透過位於華都酒店之銀河娛樂場，銀河經已樹立優越品牌，創下可靠的經營往績，並在澳門貴賓級博彩市場中穩據重要地位，打造出一個堅穩的增長及發展平台。

拓展市場推廣活動。銀河管理層及嘉華建材董事會深信，澳門的旅遊、消閒及娛樂事業增長潛力龐大。銀河計劃藉著宣傳活動、設立地區接待辦事處、進行市場研究分析、搜羅客戶資料、刊登廣告、提供獎賞計劃及積極推出其他市場推廣活動，從而刺激需求，藉此盡量把握吸引遊客到訪澳門的機會。

吸引及挽留優秀員工。銀河經已組成一支合資格及訓練有素的主要職員團隊，包括來自海外的一級專家。銀河為職員提供各類不同培訓，務求令日益強大的娛樂場職員隊伍能夠掌握最新的一手行業資訊及技術。

銀河的業務

銀河旗下兩個酒店項目(即銀河星際酒店及路氹城大型娛樂渡假中心，分別位於澳門 Lote 3 (A2／1)of NAPE, Avenida da Amizade 及「路氹城」地區內一幅已劃撥但未命名的地段)已經動工。根據批給，該等項目構成銀河投資責任的主要部分。銀河星際酒店及銀河路氹城大型娛樂渡假中心物業屬於優質消閒娛樂及酒店／渡假設施，銀河銳意以自家品牌建設、擁有及經營這些設施。透過上述兩個項目，銀河希望能夠為到訪澳門的博彩客及一般遊客提供周全完善的博彩及非博彩設備。

除了該等綜合消閒及娛樂項目外，連鎖城市俱樂部亦為銀河另一業務重點，連鎖城市俱樂部備有專攻貴賓級博彩市場而設的高級博彩設施。銀河首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場(位於澳門 Zona de Atterros do Porto Exterra (ZAPE), Lot 6J, Av. Da Amizade)現已開業。銀河計劃另外開設兩個城市俱樂部娛樂場，即銀河位於路氹城之城市俱樂部娛樂場(位於澳門路氹城填海區內)及位於利奧酒店之銀河娛樂場(位於澳門 Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior)，並經常按項目的成功機會評估其他博彩場所及機會。

銀河星際酒店

銀河目前正興建並將以自家品牌擁有及經營一間酒店 — 銀河星際酒店，該渡假酒店附設娛樂場，座落澳門商業中心及旅遊旺區，樓高33層及佔地總樓面面積95,000平方米。銀河星際酒店預計將於二零零六年年中開業，計劃可容納大約560間標準酒店客房及套房(包括一間總統套房)，另外，酒店亦會附設食肆及餐廳、娛樂場所及店舖。為配合「吃、喝、玩、樂，盡在銀河」的主題，酒店住客及娛樂場來賓均無需四處奔波，只要使用酒店內附設的各項設施，即可飽嚐珍饈百味、享受休閒一刻、體會購物樂趣、盡情輕鬆玩樂。

娛樂場內將會設有約200張博彩桌及300台角子機，博彩設施佔地約26,000平方米。娛樂場將設為五層，包括兩層大廳，並可容納15間貴賓廳。娛樂場兩層主要大廳專為迎合中場博彩客而設，廳內設有140張博彩桌另加角子機。15間專用貴賓廳則專門放置60張百家樂博彩桌而設。

銀河目前擁有銀河星際酒店一幅佔地共2,911平方米的土地的批給。銀河已就銀河星際酒店現有地段前面一部分面積為3,948平方米的花園地段展開磋商，冀能獲得澳門政府授出有關地段的批給。即使銀河未能成功申請該幅花園地段的批文，銀河仍將享有原有地段(2,911平方米)的所有權及管有權。

銀河星際酒店現有土地批給將於二零二八年屆滿，但其後可予重續。憑著現有土地批給，銀河獲授權獨家使用該幅土地作酒店及商業用途。銀河除了已就現有土地批給向澳門政府全數支付一筆合共葡幣200,000,000.00元(約194,174,757港元)的地價外，亦需於土地批給期限內每年支付一筆合共葡幣87,480元(約84,932港元)的細額租金。根據澳門法律，澳門政府可每五年重訂租金一次。

銀河現正尋求批准以修訂銀河星際酒店獲授的土地批給，以包括該幅花園地段，並將該租約由銀河一間全資附屬公司 Investimento Hoteleiros Majesty (Internacional) Lda. 轉讓予銀河。儘管銀河與澳門政府經已展開磋商，惟尚未達成任何協議，且銀河亦未能訂定新土地批給合同，藉此為銀河星際酒店取得計劃佔地6,859平方米的整個地盤之權利。

銀河星際酒店現正如期興建，亦未有出現超支。

銀河路氹城大型娛樂渡假中心

銀河將會興建、擁有及經營銀河路氹城大型娛樂渡假中心，此間渡假中心將會成為銀河於澳門附設娛樂場的渡假中心旗艦。銀河路氹城大型娛樂渡假中心將會同時迎合貴賓及中場博彩客。路氹城內一幅佔地逾442,000平方米的土地已獲澳門

贖回： 嘉華建材可於任何時間，透過發出三個營業日的不可撤回事先書面通知，按面值另加應計及未付利息，贖回定息票據。

嘉華建材將有責任從任何股本相關集資活動所得款項淨額中，撥付贖回定息票據的資金。

投票權： 定息票據持有人將無權僅以作為定息票據持有人為理由，收取任何會議(嘉華建材的債權人會議除外)的通告以及出席會議或於會議上投票表決。

上市情況： 嘉華建材將不會尋求批准將定息票據在聯交所或任何其他證券交易所上市

另外，訂約各方亦已個別同意，於完成時，將會安排該等家族公司將收購價為數50,000,000港元(以現金及定息票據方式，視乎支付該等家族公司的現金及定息票據比例而定)及750,000,000股嘉華建材代價股份存入由一獨立第三方開立的戶口，若未經嘉華建材同意，彼等一概不可從該戶口提款，直至 Canton Treasure 根據收購協議可作出保證賠償(最高總額限於38億港元)的十五個月期間結束後為止。

緊隨完成後，嘉華建材將不再為嘉華國際附屬公司，而根據上市規則規定，該項交易將被視為嘉華國際一項非常重大的出售事項。銀河的主要資產及業務將成為嘉華建材的主要資產及業務，但嘉華建材仍將保留其現有的建材業務。嘉華國際及嘉華建材將會就有關(其中包括)收購事項的詳情，向嘉華國際股東及嘉華建材股東寄發通函，嘉華建材將於當中載列其現有建材業務的未來計劃。有關緊接完成前及緊隨完成後嘉華建材股權架構的分析，乃載於下文「E.進行收購事項後嘉華建材的股權變動」一節。

嘉華建材將會向聯交所申請批准嘉華建材代價股份上市及買賣。

C. 有關銀河的資料

概覽

銀河於二零零一年十一月三十日根據註冊號碼15066號在澳門註冊成立為有限公司，澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。銀河目前經營其首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場，這個娛樂場主攻澳門貴賓級博彩市場。貴賓級市場現佔澳門博彩業的大部分收入。與此同時，銀河現時亦正興建銀河星際酒店，並計劃在澳門另外發展三個娛樂場項目：銀河路氹城大型娛樂渡假中心及銀河第二和第三個城市俱樂部娛樂場路氹城城市俱樂部娛樂場和位於利奧酒店之銀河娛樂場。

除博彩設施外，銀河將會把飲食、酒間、娛樂及購物店舖等非博彩設備及服務融入旗下各間酒店及渡假酒店物業當中，冀望藉此吸引澳門各類不同遊客(不論是否博彩客或一般遊客)。

銀河的股東

於收購協議訂立日期，銀河B股分別由該等家族公司持有73.58%、Hugo Legend 持有2.0%、少數權益實方持有22.32%以及 Wealth Access 持有2.1%。誠如上文所述，Hugo Legend 其後向 Future Leader 出售其所持全部銀河B股，該等股份成為嘉華建材將會收購的部分銀河B股。

緊隨完成後，銀河B股將由嘉華建材(透過 Canton Treasure)及 Wealth Access 分別持有97.9%及2.1%。

Wealth Access 由楊智恒先生及鍾貴先生實益擁有。Wealth Access、楊智恒先生及鍾貴先生均為嘉華國際、嘉華建材及彼等關連人士的獨立第三方，且據嘉華建材及嘉華國際所知乃獨立於銀河以及銀河的關連人士。有關該等家族公司及少數權益實方的詳情，分別載於「M.有關賣方的資料」及「N.該等家族公司」兩節。

澳門博彩市場概覽

澳門乃中國唯一可合法進行博彩業務的地區。一九六二年，葡萄牙澳門政府向澳門旅遊娛樂有限公司(「澳門旅遊娛樂」)批授娛樂場博彩獨家經營牌照；該公司為一間澳門公司，由何鴻燊博士控制。

二零零一年十二月，澳門政府決定打破澳門旅遊娛樂壟斷博彩業的局面，並放寬適用於博彩活動的法規。二零零二年，三間承批公司經過投標後獲批授博彩批給。該三個營辦商分別為：(i)澳門博彩，批給有效期直至二零二零年三月；(ii)永利渡假村(澳門)股份有限公司，批給有效期直至二零二二年六月；及(iii)銀河，批給有效期直至二零二二年六月。根據銀河與澳門政府於二零零二年十二月十九日增補的批給條款，銀河已於二零零二年十二月向威尼斯人(澳門)股份有限公司授出轉批給。

二零零四年，澳門為全球第二大博彩市場，僅次於拉斯維加斯娛樂場街。如下表所述二零零四年，澳門錄得博彩總收入(來自幸運博彩)50億美元(約390億港元)，較二零零三年增加44%。根據澳門博彩監察協調局的數據，二零零四年度博彩總收入(來自幸運博彩)中約72%來自貴賓百家樂博彩桌博彩。

地點	二零零一年博彩收入(十億)	二零零二年博彩收入(十億)	增長率(%)	二零零三年博彩收入(十億)	增長率(%)	二零零四年博彩收入(十億)	增長率(%)
拉斯維加斯娛樂場街	4.70美元 (約36.7港元)	4.65美元 (約36.3港元)	(1.1)	4.76美元 (約37.2港元)	2.4	5.33美元 (約41.6港元)	12.1
大西洋城	4.30美元 (約33.6港元)	4.38美元 (約34.2港元)	1.9	4.49美元 (約35.0港元)	2.5	4.81美元 (約37.6港元)	7.1
澳門	2.25美元 (約17.6港元)	2.68美元 (約20.9港元)	19.0	3.47美元 (約27.1港元)	29.3	5.00美元 (約39.0港元)	44.3

資料來源：Nevada Gaming Control Board、New Jersey Casino Control Commission、澳門博彩監察協調局

根據澳門統計暨普查局，二零零五年首兩個月博彩總收入(來自幸運博彩)為831,000,000美元(約65億港元)，而拉斯維加斯娛樂場街及大西洋城於同期則分別錄得947,000,000美元(約74億港元)及753,000,000美元(約59億美元)。

娛樂場業務表現其中一個常用計算方法為「每桌每日贏款」，不論是百家樂、廿一點、輪盤或其他博彩遊戲，此方法均可計算出娛樂場每張博彩桌所賺得的款額。於二零零四年，拉斯維加斯娛樂場街及大西洋城的每枱日均贏款，均約為2,400美元(約18,720港元)(根據 Nevada Gaming Control Board 及 New Jersey Casino Control Commission)；而二零零四年澳門的日均贏款則高逾18,000美元(約140,400港元)(根據澳門博彩監察協調局)。

銀河路氹城大型娛樂渡假中心

銀河將會興建、擁有及經營銀河路氹城大型娛樂渡假中心，此間渡假中心將會成為銀河於澳門附設娛樂場的渡假中心旗艦。銀河路氹城大型娛樂渡假中心將會同時迎合貴賓及中場博彩客。路氹城內一幅佔地逾442,000平方米的土地已獲澳門政府預留作銀河路氹城大型娛樂渡假中心項目，銀河目前正就該地盤的土地批給的租賃進行磋商。銀河已向澳門政府提交路氹城內一幅總樓面面積約1,000,000平方米土地的發展藍圖。

按照設計，銀河路氹城大型娛樂渡假中心將由數間酒店組成，最終可提供約6,300間酒店客房及套房，附設四個主題娛樂場，而博彩設施佔地逾41,000平方米。

嘉華建材董事會預期，銀河路氹城大型娛樂渡假中心將會分段落成。第一期預計將會包括兩間豪華酒店及一個主題娛樂場，計劃可於二零零八年開業。預期該兩間豪華酒店將會設有大約2,000間房間，而主題娛樂場內的博彩設施，預計將會佔地約28,800平方米，並將會成為銀河路氹城大型娛樂渡假中心的第一期主要娛樂場。酒店附設的設施計有大約300張非貴賓博彩桌，12間專用貴賓廳(設有大約48張貴賓博彩桌)以及約1,000台角子機。銀河路氹城大型娛樂渡假中心其餘各期建築工程的未來落成日期尚待落實，並須視乎市場狀況及需求而定。然而，根據計劃，所有地盤平整工程及各項地基工程須盡快早日完成。

銀河路氹城大型娛樂渡假中心的建築工程能否動工，乃取決於政府會否批出路氹城發展藍圖的批文，預期將於大約九個月內取得。銀河已於銀河路氹城大型娛樂渡假中心開展地盤平整工程。銀河管理層預期，有關第一期地盤平整工程可望於二零零五年年底竣工。銀河呈交澳門政府的建築物藍圖經過審批後，銀河路氹城大型娛樂渡假中心地盤工程正式動工，澳門政府已於呈交的建築物藍圖中清楚劃定銀河路氹城大型娛樂渡假中心地盤的位置。根據有關建築物藍圖及其他已呈交的規劃及建設相關資料，澳門政府已向銀河批出地盤，並批准在銀河路氹城大型娛樂渡假中心地盤上開展地盤平整工程及排水工程。據有關方面了解，法例下並無慣例或規定銀河必須取得土地批給後方可動工。

連鎖式城市俱樂部娛樂場

銀河於澳門的首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場，主要針對貴賓級博彩市場。此外，銀河將會另外開設兩個城市俱樂部娛樂場，為了迎合貴賓級博彩市場的特別需要，銀河將會特別設計不同計劃以作推廣。城市俱樂部娛樂場位於度身而建的租用物業內。銀河旗下各個城市俱樂部娛樂場均設於酒店內，藉以讓博彩客享用賓至如歸的一流款待，為博彩客提供餐飲膳食、標準或套房住宿，以至其他酒店設備及服務。

首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場

位於華都酒店之銀河娛樂場於二零零四年七月四日開業，位於銀河在華都酒店內租用一個特別重新裝修的商場內。楊智恒先生及鍾貴先生透過 Wealth Access 最終實益擁有華都酒店。位於華都酒店之銀河娛樂場毗鄰澳門大碼頭及直升機停機坪，位於澳門其中一條大街。位於華都酒店之銀河娛樂場內的博彩設施佔地約3,500平方米，樓高五層，包括63張博彩桌(百家樂、廿一點、撲克牌、骰寶及輪盤)及74台角子機。位於華都酒店之銀河娛樂場內的娛樂場中場設有20張博彩桌，而專為貴賓博彩而設的九間半私人廳房內亦設有43張百家樂博彩桌。根據澳門博彩監察協調局的資料所顯示，位於華都酒店之銀河娛樂場在二零零四年七月至二零零四年十二月止六個月經營業務所佔的市場份額，已達澳門博彩收益淨額大約14%，雖然銀河娛樂場佔澳門經營博彩桌總數不足6%。

位於華都酒店之銀河娛樂場向華都酒店租用娛樂場大廈，租約自二零零四年一月一日起為期兩年，自二零零六年一月一日起銀河可再續約三年。月租為2,500,000港元。出租人為 Waldo Realty Limited(華都地產有限公司)及 Waldo Hotels Limited(華都酒店有限公司)。Waldo Realty Limited(華都地產有限公司)及 Waldo Hotels Limited(華都酒店有限公司)均由獨立第三方楊智恒先生及鍾貴先生最終實益擁有。

位於華都酒店之銀河娛樂場絕大部分博彩收益淨額來自貴賓級博彩業務，客戶基礎目前以貴賓博彩客為主，該等博彩客大多以百家樂為首選。位於華都酒店之銀河娛樂場貴賓廳只設有百家樂博彩桌，娛樂場內目前共有63張博彩桌，其中百家樂博彩桌已佔54張。這個比例與澳門博彩市場的一般博彩桌分佈比例相符。於二零零四年七月四日，銀河與 Hugo Legend(最終實益擁有人為獨立第三方孫貴興，彼於二零零五年四月十二日向何安全先生收購)及 Wealth Access(最終實益擁有人為獨立第三方楊智恒先生及鍾貴先生且據嘉華建材及嘉華國際所知乃獨立於銀河或銀河的關連人士)簽訂一項協議，年期與永久批給相同，該兩公司在博彩市場的經驗相當豐富，各自已承諾為位於華都酒店之銀河娛樂場提供穩定客源。就此，該兩公司所得酬金是參考位於華都酒店之銀河娛樂場的博彩收益淨額按不同比率而釐定。

第二個城市俱樂部娛樂場 — 銀河位於路氹城之城市俱樂部銀河娛樂場

銀河位於路氹城之城市俱樂部銀河娛樂場與銀河路氹城大型娛樂渡假中心近在咫尺，可提供額外博彩設施，以補足銀河路氹城大型娛樂渡假中心。銀河位於路氹城之城市俱樂部銀河娛樂場的博彩設施將佔地約14,000平方米，設有146張博彩桌，當中包括位於12間專用貴賓廳內的46張博彩桌，以及200台角子機。銀河位於路氹城之城市俱樂部銀河娛樂場預計將於二零零六年首季開業。Companhia Great China Limitada(大中華有限公司)是銀河位於路氹城之城市俱樂部銀河娛樂場所處該幅土地及酒店建築物的擁有人。銀河將與 Companhia Great China Limitad 就銀河位於路氹城之城市俱樂部銀河娛樂場訂立一項租約，並遵守任何適用上市規則，但租約首三年的租金將不低於6,000,000港元。銀河間接擁有 Companhia Great China Limitada(大中華有限公司)的10%權益，其餘股權則由獨立第三方鍾貴先生及楊智恒先生擁有。

於二零零四年九月二十四日，銀河與 Hugo Legend 及 Wise Gain 簽訂一項協議，該兩間公司已承諾為銀河位於路氹城之城市俱樂部銀河娛樂場提供穩定客源。此協議有效期直至批給屆滿為止。就此，該兩公司所得酬金是參考銀河位於路氹城之城市俱樂部銀河娛樂場的利潤按不同比率而釐定。銀河擁有 Wise Gain 的10%少數股東權益，其餘權益由獨立第三方楊智恒先生及鍾貴先生擁有。

第三個城市俱樂部娛樂場 — 位於利奧酒店之銀河娛樂場

位於利奧酒店之銀河娛樂場將會設有60張大枱、5間貴賓廳(共有20張博彩桌)及150台角子機，娛樂場將會位於澳門 Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior，佔地約70,000平方呎，以作經營娛樂場之用。作為擬建娛樂場物業所座落的酒店建築物目前正進行翻新。待銀河取得政府的必要批文後，銀河將於翻新工程竣工後訂立一項租約，而嘉華建材將遵守適用上市規則。待翻新工程完成後，該座建築物將會搖身一變成為一間四星級酒店。預期有關翻新工程將於二零零六年六月前竣工，娛樂場可望於二零零六年首季開業。利奧酒店建築物登記擁有人為澳門旅遊娛樂，銀河了解 Seng Fok Holdings Ltd.(陞福控股有限公司)有權就酒店授出租約。澳門旅遊娛樂為獨立第三方，獨立第三方呂強光先生及顏德雄先生為 Seng Fok Holdings Ltd.(陞福控股有限公司)的實益擁有人。利澳娛樂有限公司由獨立第三方呂強光先生及顏德雄先生最終實益擁有。於二零零四年九月八日，銀河與利澳娛樂有限公司及 Seng Fok Holdings Ltd.(陞福控股有限公司)簽訂一項協議，此協議有效期直至批給屆滿為止。據此，利澳娛樂有限公司已承諾將會為位於利奧酒店之銀河娛樂場提供穩定客源。就此，該兩公司所得酬金是參考博彩收益淨額而釐定。

有關銀河永久批給合同的其他資料，將會載入即將刊發給嘉華國際股東及嘉華建材股東的通函內。

未來項目的估計資本開支

銀河就銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於華都酒店之銀河娛樂場、銀河位於路氹城之城市俱樂部娛樂場、位於利奧酒店之銀河娛樂場及銀河公司辦事處作出的資本開支預算(不包括融資成本)載列如下：

	截至二零零四年十二月三十一日止已產生的資本開支 (百萬港元)	二零零五年至二零零九年 (百萬港元)	總計 (百萬港元)
銀河星際酒店	317	1,514	1,831
銀河路氹城大型娛樂渡假中心(第一期)	13	4,072	4,085
其他(位於華都酒店之銀河娛樂場、銀河位於路氹城之城市俱樂部娛樂場、位於利奧酒店之銀河娛樂場及公司辦事處)	49	157	206

於二零零四年十二月三十一日，銀河星際酒店的資本開支(不包括融資成本)為317,000,000港元。上述數字並未計入銀河路氹城大型娛樂渡假中心其餘各期的建築及發展成本，蓋因銀河路氹城大型娛樂渡假中心其餘各期的建築工程尚未落實，或會因應市場狀況及需求的轉變而有變。

預計銀河星際酒店的其餘成本，以及銀河路氹城大型娛樂渡假中心和銀河位於路氹城之城市俱樂部娛樂場的發展成本，將會透過舉債、融資及內部現金流量三者兼併的方式集資。該等項目的發展須承受發展及建築風險，概不保證該等項目將可如期完成或不會超支，亦不保證銀河將可籌措足夠額外融資以完成該等項目。

市場推廣

貴賓級市場

銀河旗下城市俱樂部娛樂場的一大特色，乃主攻貴賓級博彩業務。貴賓博彩通常設於半私人貴賓廳，注額亦遠高於娛樂場中場內的注額。

中介人邀請銀河的貴賓博彩客，安排博彩客入澳在娛樂場玩樂，而博彩客逗留澳門期間更可享用娛樂場內外各式各樣的設施及廿四小時服務。銀河按中介人購買的不可轉讓籌碼金額，向其中介人支付佣金。澳門針對貴賓博彩客的其他娛樂場，亦與中介人採用類似安排。

該等中介人須根據澳門博彩監察協調局於二零零三年七月生效的《第6／2002號行政法規第35條 — 娛樂場幸運博彩中介人准照》登記註冊。根據該等牌照規例引入的過渡安排，當時於澳門經營業務的中介人獲准繼續經營業務，直至政府考慮首批登記註冊申請時為止。銀河目前共有三個中介人負責貴賓廳的工作。銀河已向澳門政府遞交其三個中介人及其他潛在中介人的登記註冊申請。

澳門博彩監察協調局尚未辦理完成有關申請的登記手續。銀河將會要求在娛樂場工作的全部中介人，遵守澳門法律及批給的條款規定正式登記註冊。倘若中介人未能成功登記註冊，則銀河將會另聘中介人替代。

中場市場

銀河相信，為一般顧客提供合適、稱心的設備及服務，是在中場博彩市場中爭取勝利的其中一個重要元素，蓋因這些顧客普遍並非以博彩為主。為了達到這個顧客層面的期望、滿足顧客的需要，精心設計及審慎揀選博彩設施注額的組合，加上配合適合的酒店／渡假酒店住宿及休閒設施，對銀河而言十分重要。銀河以吸引這個市場層面的顧客為目標，透過銀河星際酒店及銀河路氹城大型娛樂渡假中心致力提供別具特色的娛樂設備，以及一流的餐飲膳食服務。其他市場推廣策略包括推出及定期更新廣受歡迎的博彩設備，同時提供價格非常吸引的旅遊套票及淡季／節日推廣。

僱員

於二零零四年十二月三十一日，銀河共有1,250名全職僱員，其中1,190名受僱於位於華都酒店之銀河娛樂場，包括500名發牌員。位於華都酒店之銀河娛樂場全日廿四小時營業，僱員分為三班，每班輪班八小時。

稅項

根據批給的規定，銀河須予繳納若干稅項，包括35%的特別博彩稅，1.6%徵稅作發展教育及慈善用途，而2.4%徵稅則作城市建設及旅遊發展用途。銀河已獲豁免毋須就截至二零零八年十二月三十一日止五個年度來自持續經營業務的利潤繳納澳門公司利得稅。

批給

澳門已經就批出經營「娛樂場幸運博彩或其他方式博彩」業務的三項批給進行公開投標。二零零二年六月，銀河成為其中一個獲授該三項經營娛樂場幸運博彩業務批給的營辦商。根據批給規定(經增補)，銀河須(i)發展及開辦兩個渡假酒店、中心及娛樂場項目，(ii)於二零零六年十二月前發展及開設一個會議中心，及(iii)於澳門發展及開辦兩個城市俱樂部娛樂場。銀河須於二零零九年六月前就該等發展項目於澳門注資總額不少於葡幣88億元(約85億港元)。

威尼斯人澳門股份有限公司與銀河原為批給的業務夥伴，而威尼斯人澳門股份有限公司為銀河的投資者，其後雙方同意分別經營業務符合各自的利益。根據銀河向獨立第三方威尼斯人澳門股份有限公司批授的轉批給，威尼斯人澳門股份有限公司目前負責批給下由銀河承擔原定金額為葡幣88億元(約85億港元)的投資責任中一部分，即葡幣44億元(約43億港元)，並有責任興建及發展(i)根據規定兩個渡假中心、酒店及娛樂場項目其中之一，(ii)一個會議中心；及(iii)根據規定兩個城市俱樂部娛樂場其中之一。銀河與威尼斯人澳門股份有限公司獲澳門政府批准後，分別訂立轉批給以個別發展各自的博彩業務。

儘管於二零零二年六月二十六日訂立的批給合同(經修訂)內訂明，「銀河娛樂場股份有限公司」就投資承擔的財務責任為葡幣88億元(約85億港元)，其中半數責任葡幣44億元(約43億港元)根據轉批給轉讓予「威尼斯人澳門股份有限公司」。

因此，「銀河娛樂場股份有限公司」的投資承擔減至葡幣4,400,000,000.00元(葡幣四十四億元)。

嘉華建材董事會相信，澳門政府批准轉批給後，倘若威尼斯人澳門股份有限公司未能履行轉批給下的責任(儘管可能性甚

P.3

銀河娛樂場股份有限公司

綜合資產負債表

於二零零四年十二月三十一日

	二零零四年 港元
資產	
非流動資產	
物業、廠房及設備	376,749,906
無形資產	1,858,889
其他投資	26,000,156
限制用途銀行存款	253,572,027
	658,180,978
流動資產	
存貨	2,555,655
應收關連人士款項	42,423,668
應收賬款及預付款項	5,390,180
現金及銀行結餘	808,490,504
	858,860,007
總資產	1,517,040,985
股東權益	
股本	194,174,757
累計虧損	(96,768,129)
權益總額	97,406,628
負債	
非流動負債	
直接控股公司的貸款	195,008,967
融資租賃承擔	308,880
	195,317,847
流動負債	
應付關連公司款項	82,009,988
應付賬款及應計款項	825,087,948
短期借貸	317,000,000
融資租賃承擔的即期部分	218,574
	1,224,316,510
總負債	1,419,634,357
總資本及負債	1,517,040,985

附註1： 來自博彩經營業務的收入

	二零零四年 港元
博彩收益淨額	2,994,558,701
利息收入	143,517
減	
向澳門政府支付的特別博彩稅及基金	(1,170,617,796)
佣金及津貼	(1,173,607,961)
服務供應商的權益淨額*	(367,501,321)
折舊及攤銷	(3,513,523)
行政開支及其他	(155,684,801)
來自博彩經營業務的收入	123,776,816

*附註： 此乃指銀河就其首個城市俱樂部娛樂場提供鑄定客源所作的市場宣傳推廣開支。

D. 嘉華建材的董事及管理層

按目前意向，於完成後，嘉華建材的執行董事或非執行董事或管理層人員將不會有任何變動，惟嘉華建材可能考慮邀請銀河若干董事或高級經理加入嘉華建材董事會。

E. 進行收購事項後嘉華建材的股權變動

由於發行嘉華建材代價股份，於完成後，嘉華建材將不再成為嘉華國際的附屬公司。呂博士、嘉華國際、彼等各自的聯繫人及與彼等一致行動的人士、嘉華建材董事及嘉華國際董事及彼等各自的聯繫人，在(a)緊接完成前；(b)緊隨完成後但行使任何 Brightwealth 認股權或僱員認股權前；及(c)緊隨完成後並悉數行使 Brightwealth 認股權及僱員認股權，各自於嘉華建材的實益權益以及嘉華建材公眾股東的持股量如下：

	完成前	緊隨完成後但行使任何Brightwealth認股權(附註3)及僱員認股權前(附註6)	緊隨完成後及悉數行使僱員認股權後(附註6)但行使任何Brightwealth認股權前(附註3)	緊隨完成後及悉數行使Brightwealth認股權後(附註3)但行使任何僱員認股權前(附註6)	緊隨完成及悉數行使Brightwealth認股權(附註3)及僱員認股權後(附註6)
	嘉華建材	嘉華建材	嘉華建材	嘉華建材	嘉華建材

業務。

儘管於二零零二年六月二十六日訂立的批給合同(經修訂)內訂明，「銀河娛樂場股份有限公司」就投資承擔的財務責任為葡幣88億元(約85億港元)，其中半數責任葡幣44億元(約43億港元)根據轉批給轉讓予「威尼斯人澳門股份有限公司」。

因此，「銀河娛樂場股份有限公司」的投資承擔減至葡幣4,400,000,000.00元(葡幣四十四億元)。

嘉華建材董事會相信，澳門政府批准轉批給後，倘若威尼斯人澳門股份有限公司未能履行轉批給下的責任(儘管可能性甚低)，對嘉華建材、嘉華國際及銀河亦將不會造成任何重大不利影響。

根據美利堅合眾國證券交易委員會存檔的資料顯示，威尼斯人澳門股份有限公司的最終實益擁有人為 Las Vegas Sands Corp.，其普通股於紐約證券交易所有限公司上市。Las Vegas Sands Corp. 為獨立第三方。

位於華都酒店之銀河娛樂場目前乃根據批給經營，而銀河今後於澳門的所有博彩經營業務亦將會據此經營。批給須受澳門法律特別監管，如出現任何有關批給的糾紛或衝突，銀河須受澳門法院獨有的管轄權規管。

批給訂明多項一般契諾及責任和其他條文規定，有關規定必須遵守。概括而言，銀河的責任包括：

- 確保適當經營及進行娛樂場博彩業務；
- 聘用具備合適資格人士；
- 以公平誠實方式經營及進行娛樂場幸運博彩業務，不涉及任何犯罪活動；及
- 保障及確保澳門在娛樂場及其他博彩範疇經營業務所得稅收的利益。

批給將於二零二二年六月二十六日屆滿。除非延長批給，否則銀河於澳門一切娛樂場經營業務及相關設備(但不包括銀河旗下酒店、零售或其他非博彩設施)將於該日自動轉讓予澳門政府而毋須向銀河作出賠償，且銀河將不再有權經營批給下獲准的任何娛樂場或博彩業務。自二零一七年六月二十六日起，澳門政府向銀河發出至少一年事先通知後，即可贖回批給。根據批給第78條第5條款，倘若澳門政府贖回批給，則銀河將有權取得公平合理賠償。有關賠償將會按批給附載的投資計劃所述，政府贖回銀河旗下酒店娛樂場業務批給以致銀河不再取得的利益而計算。賠償金額將按贖回前銀河最後一年從該業務未計利息、折舊及攤銷前所得收入，乘以批給期滿前尚餘年數而計算得出。

銀河的資本架構

根據澳門法律，一間從事娛樂場幸運博彩及其他博彩業務公司的董事總經理，必須為澳門永久居民，並持有該公司至少10%有投票權股份。因此，銀河遂發行兩類股份 — 銀河A股及銀河B股。銀河A股佔銀河全部已發行股份共10%，而銀河B股則佔銀河已發行股份其餘90%。

根據銀河的組織章程細則，雖然銀河兩類股份均屬有投票權股份，但銀河A股僅附帶少量經濟權益，而銀河B股卻實際上擁有全部經濟權益。銀河A股股東僅有權分佔銀河年度可供分派利潤的0.0000000000000000001%，而銀河B股股東合共有權分佔銀河年度可供分派利潤其餘99.9999999999999999999%。倘銀河解散或清盤，銀河A股股東將僅有權取回已注資金額，並且無權分派銀河清盤資產，而銀河B股股東將有權取回已注資金額，同時有權分派清盤資產。收購事項將不會涉及任何銀河A股，並僅會涉及銀河B股。

根據澳門法律，銀河A股全部均由何安全先生直接持有，彼為澳門永久居民。除了本公佈所述何安全先生於 Kentlake、Top Notch 及銀河所持權益外，何安全先生乃獨立於嘉華國際、嘉華建材、該等家族公司以及彼等各自的關連人士。何安全先生乃銀河的居駐董事總經理，並為 Future Leader 的全資擁有人。Future Leader 乃其中一名少數權益賣方。何安全先生已向 *Honour Link Group Limited* 出售其於 Hugo Legend 的全數權益。Honour Link Group Limited 的唯一實益擁有人為獨立第三方孫淑興先生。

財務資料

根據銀河按照香港財務報告準則所編製其截至二零零三年十二月三十一日止年度以及截至二零零四年十二月三十一日止年度的經審核綜合損益表，銀河的經審核綜合除稅前溢利／(虧損)、經審核綜合稅項及經審核綜合除稅後溢利／(虧損)如下：

	截至二零零三年十二月三十一日止年度 (港元)	截至二零零四年十二月三十一日止年度 (港元)
除稅前(虧損)／溢利	(86,926,296)	72,658,409
稅項	—	—
除稅後(虧損)／溢利	(86,926,296)	72,658,409

嘉華國際及嘉華建材向股東發出的通函內，將會載有銀河的會計師報告。

為了提供有關銀河的進一步資料，銀河按照香港財務報告準則所編製其截至二零零四年十二月三十一日止年度的經審核綜合損益表概要，以及銀河於二零零四年十二月三十一日的經審核綜合資產負債表概要載列如下：

銀河娛樂場股份有限公司

綜合損益表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 港元
來自博彩經營業務的收入	1	123,776,816
其他收入(利息及費用收入)		3,643,504
行政開支		(49,381,050)
其他經營開支		(1,201,875)
經營溢利		76,837,395
融資成本		(4,178,986)
扣除利得稅前溢利		72,658,409
利得稅		—
本年度溢利		72,658,409

嘉華建材的實益權益以及嘉華建材公眾股東的持股量如下：

	完成前 嘉華建材股份數目	%	緊隨完成後但行使任何Brightwealth認股權(附註3)及僱員認股權前(附註6) 嘉華建材股份數目	%	緊隨完成後及悉數行使僱員認股權後(附註6)但行使任何Brightwealth認股權前(附註3) 嘉華建材股份數目	%	緊隨完成後及悉數行使Brightwealth認股權後(附註3)但行使任何僱員認股權前(附註6) 嘉華建材股份數目	%	緊隨完成及悉數行使Brightwealth認股權(附註3)及僱員認股權後(附註6) 嘉華建材股份數目	%
嘉華國際	852,775,351	65.74	852,775,351	27.18	852,775,351	27.01	852,775,351	27.18	852,775,351	27.01
該等信託(包括 City Lion)、呂博士及其配偶	90,380,819	6.97	1,250,830,025	39.87	1,256,130,025	39.78	1,250,830,025	39.87	1,256,130,025	39.78
呂氏家族成員(不包括呂博士及其配偶)	2,164,135	0.17	274,368,695	8.74	282,228,695	8.94	599,984,317	19.12	607,844,317	19.25
嘉華建材董事(不包括呂氏家族成員)(附註4)	1,537,810	0.12	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
純粹嘉華國際董事(附註4)(不包括呂氏家族成員)(附註4)	65,306	0.01	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
何安全先生(透過 Future Leader)	—	—	82,250,410	2.62	82,250,410	2.61	82,250,410	2.62	82,250,410	2.61
Brightwealth (附註5)	—	—	325,615,622	10.38	325,615,622	10.31	—	—	—	—
公眾股東	350,268,142	27.00	350,268,142	11.16	353,354,142	11.19	350,268,142	11.16	353,354,142	11.19
總計	1,297,191,563	100.00	3,137,711,361	100.00	3,157,337,361	100.00	3,137,711,361	100.00	3,157,337,361	100.00

附註：

1. 計算上表所示百分比時，乃假設除了行使 Brightwealth 認股權及僱員認股權外，自本公佈發出日期起至完成為止，嘉華建材的已發行股本不變)。
2. 誠如下文「H.上市規則的有關規定」一節所述，按目前的意向，該等家族公司在完成後將會維持嘉華建材於聯交所上市。該等家族公司及嘉華建材將採取適當步驟，以確保緊隨完成後公眾人士持有不少於25%嘉華建材股份。
3. 有關 Brightwealth 認股權的詳情，乃載於「Brightwealth 認股權」一段。國浩集團有限公司的全資附屬公司 Brightwealth 為收購事項的少數權益賣方之一，並為於銀河的被動投資者。國浩集團有限公司及其控股股東目前概無擔任且於將來亦不會擔任銀河或嘉華建材的管理職務。
4. 羅志聰先生及張惠彬博士均出任嘉華建材及嘉華國際董事，並擁有嘉華建材股份。其權益僅歸類為「嘉華建材董事(不包括呂氏家族成員)」。
5. 倘若 Brightwealth 認股權獲悉數行使，則於完成後 Brightwealth 持有 Brightwealth 認股權項下的325,615,622股嘉華建材股份將由 Kentlake 及 Top Notch 擁有。呂耀東持有 Kentlake 及 Top Notch 的控股權益。何安全乃 Kentlake 及 Top Notch 各自的少數權益股東，分別持有 Kentlake 及 Top Notch 的35%及13.91%權益。231,615,731股嘉華建材股份將由 Top Notch 擁有，根據證券及期貨條例，呂耀東將於該等股份擁有須予公佈權益。93,999,891股嘉華建材股份將由 Kentlake 擁有，根據證券及期貨條例，呂耀東及何安全先生將於該等股份擁有須予公佈權益。該等股份僅歸類為「呂氏家族成員(不包括呂博士及其配偶)」。有關 Kentlake 及 Top Notch 的擁有權詳情，載於下文「*Brightwealth* 認股權」一段。
6. 於本公佈發出日期，呂氏家族的成員擁有根據僱員認股權計劃授出有關合共13,160,000股嘉華建材股份的認股權權益，而其他嘉華建材董事及嘉華國際董事則擁有根據僱員認股權計劃授出有關合共3,380,000股嘉華建材股份的認股權權益。在該等認股權當中，嘉華建材董事(並非呂氏家族成員)擁有合共1,410,000股嘉華建材股份的認股權權益，而嘉華國際董事(並非呂氏家族成員)則擁有合共1,670,000股嘉華建材股份的認股權權益。此外，張惠彬博士持有300,000股認股權，彼同時為嘉華國際及嘉華建材的董事。有關持有僱員認股權的詳情將會載入即將刊發給嘉華國際股東及嘉華建材股東的通函內。

Brightwealth 認股權

少數權益賣方之一 Brightwealth 持有銀河17.32%經濟權益(構成15.59%投票權)(現將根據收購協議而出售)。Brightwealth 與認股權持有人、Kentlake 及 Top Notch 就其於銀河股權的全部權益分別簽訂認沽認購期權安排，此項安排獨立於最終促成收購協議的討論。

鑑於 Brightwealth 在 Brightwealth 認股權契據簽訂後訂立收購協議，認股權持有人擁有銀河股份的認購期權而 Brightwealth 則擁有銀河股份的認沽期權。於完成時，根據 Brightwealth 認股權契據，Brightwealth 取得的嘉華建材代價股份(及定息票據，如有)將會取替銀河股份並將繼續與認沽認購期權有關。

根據 Brightwealth 認股權契據，認購期權將於完成及償還定息票據(或收取現金以代替定息票據)時自動引起，倘發生該情況，Brightwealth 所收取嘉華建材代價股份的實益權益將會有效轉至購股權持有人。

呂耀東於 *Kentlake* 及 *Top Notch* 持有控股權益。因此，根據證券及期貨條例，呂耀東被視為擁有325,615,622股嘉華建材股份(其中 Top Notch 擁有231,615,731股嘉華建材股份的權益，而 Kentlake 則擁有93,999,891股嘉華建材股份的權益)的新須予披露權益，相當於嘉華建材經擴大已發行股本中額外10.38%權益。何安全先生同時為 Kentlake 及 Top Notch 的少數權益股東，於 Kentlake 及 Top Notch 分別持有35%及13.91%權益。Kentlake 餘下權益由鄭永安先生持有；而 *Top Notch* 餘下權益則由龔照南先生持有，鄭永安先生及龔照南先生為獨立第三方。

於本公佈發出日期，除上文所披露者外，該等家族公司、呂氏家族、嘉華國際董事、嘉華建材董事及彼等任何一方的一致行動人士，概無擁有任何嘉華建材股份及／或僱員認股權任何權益。

F. 進行收購事項的理由

嘉華建材董事會明白，銀河矢志成為澳門綜合消閒及娛樂服務的龍頭營辦商，致力為澳門遊客提供博彩及非博彩設施。

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。澳門現時已授出的轉批給數目有限，相信澳門政府於二零零九年之前亦不會再授出額外博彩批給。嘉華建材董事會同意銀河的意見，鑑於批給及轉批給的數目有限，這道屏障使到營辦商要加入澳門博彩市場不易。澳門政府亦已表明意向，希望將澳門發展成為一個世界級博彩中心。嘉華建材董事會與銀河管理層的見解相同，鑑於銀河已經營一個城市俱樂部娛樂場，而銀河星際酒店、銀河路氹城大型娛樂渡假中心、銀河位於路氹城之城市俱樂部娛樂場及位於利奧酒店之銀河娛樂場項目的發展計劃全部正在進行中，足證銀河已經準備就緒，當可把握這次難得的業務契機優勢，打入澳門博彩市場。銀河已透過位於華都酒店之銀河娛樂場在澳門的貴賓級博彩市場中穩據一席。銀河擁有一支由資深博彩專家組成的隊伍作後盾，彼等經驗豐富，曾在澳洲及亞洲各地管理娛樂場及消閒／娛樂場所，嘉華建材董事會相信，透過將博彩設施與旗下物業內的非博彩消閒娛樂設施合而為一，銀河將能晉身成為澳門博彩市場行業內一重要營辦商。

截至二零零三年十二月三十一日止財政年度內，嘉華建材的綜合營業額、除稅前溢利及除稅後溢利分別為1,130,894,000港元、41,776,000港元及42,117,000港元。於二零零三年十二月三十一日，嘉華建材的綜合總資產及資產淨值分別為2,167,130,000港元及1,414,263,000港元。

截至二零零四年十二月三十一日止財政年度內，嘉華建材的綜合營業額、除稅前溢利及除稅後溢利分別為1,299,143,000港元、43,926,000港元及40,065,000港元。於二零零四年十二月三十一日，嘉華建材的綜合總資產及資產淨值分別為2,278,534,000港元及1,445,533,000港元。

嘉華建材目前主要於香港及中國從事生產、銷售和分銷建築材料。憑藉收購銀河的控制權，嘉華建材可於澳門不斷增長的旅遊、酒店及博彩行業內佔據一重要席位，標誌著一個難得的發展良機。此外，由於博彩業大多數以現金交易，現金流量豐厚。因此，預期收購事項將有助改善嘉華建材的增長前景、盈利能力及現金流量，帶來一個投資機會，藉此多元化發展業務。

嘉華建材無意於收購事項完成後出售其現有業務。嘉華建材矢志成為大中華地區，包括中國大陸、香港及澳門的建材行業的主要營辦商。嘉華建材董事會預期，銀河日後在澳門的發展計劃將會需要使用大量建築材料，這點將對嘉華建材的現有建築材料業務有利。今後，嘉華建材可充份利用其於香港及若干華東地區內獲譽為數一數二的建築材料供應商的地位，以及在澳門經營業務的經驗及佳績，在中國大陸及香港謀求其他發展機遇。

嘉華國際主要在香港、中國及東南亞從事物業投資及地產發展業務。目前，嘉華國際透過嘉華建材集團，在香港及中國製造、銷售及分銷建築材料。收購事項完成後，嘉華國際於嘉華建材的權益將會被即時重大攤薄。嘉華建材將脫離嘉華國際控制，而其財務報表亦不再於嘉華國際的財務報表內綜合計算。倘嘉華建材發行新股以恢復嘉華建材的公眾持股量，則嘉華國際於嘉華建材的權益可能會被進一步攤薄。儘管如此，嘉華國際的執行董事仍然相信，收購事項(及被視為非常重大的出售事項)將可能對嘉華國際有利。由於嘉華建材集團的毛利相對較低，加上不再計入嘉華國際集團的綜合財務報表內，因此，於完成後，預期嘉華國際集團的綜合毛利率將會有所改善。此外，嘉華國際將仍屬嘉華建材的主要投資者，而嘉華國際執行董事對嘉華建材(作為銀河擁有人)及嘉華建材股份的市值的未來前景樂觀，特別是在銀河擬建新設施啟用後。根據嘉華建材二零零四年經審核綜合賬目，嘉華建材向嘉華國際帶來計入少數股東權益後溢利貢獻22,095,000港元。完成後，嘉華國際於嘉華建材的股權將自65.74%降至27.18%(除於完成時發行嘉華建材代價股份外，假設嘉華建材已發行股本自本公佈日期至完成期間概無變動)。嘉華國際將按下文所述以權益會計法確認嘉華建材的溢利貢獻。

完成後，由於嘉華建材將不再為嘉華國際的附屬公司，並將成為嘉華國際的聯營公司，因此，嘉華國際綜合財務報表內的分部資料將不再呈列建築材料分部資料。嘉華國際將以權益會計法計入其所持有嘉華建材股權，即嘉華國際將於綜合損益賬「聯營公司」一項確認其所佔嘉華建材的適當部分溢利，而其於嘉華建材的投資則於綜合資產負債表「聯營公司」一項入賬。

嘉華建材的執行董事認為，收購事項乃按正常商業條款進行，且該等條款公平合理，符合嘉華建材及其股東的整體利益。嘉華建材獨立董事委員會就有關收購協議項下擬進行的交易所提供的意見及推薦建議，將會載入將予刊發給嘉華國際股東及嘉華建材股東的通函內。

嘉華國際的執行董事認為，收購事項乃按正常商業條款進行，且該等條款公平合理，符合嘉華國際及其股東的整體利益。嘉華國際獨立董事委員會就有關收購協議項下擬進行的交易所提出的意見及推薦建議，將會載入將予刊發給嘉華國際股東及嘉華建材股東的通函內。

G. 無全面收購建議的含意

於截至最後買賣日期前六個月內，該等家族公司或與彼等任何一方一致行動的人士概無買賣任何嘉華建材股份。除本公佈所披露者外，彼等於本公佈發出日期並無持有任何嘉華建材股份或擁有嘉華建材股份任何其他權益。

該等信託合計後為嘉華國際的最大單一控股股東。嘉華建材乃嘉華國際的附屬公司。緊隨完成後，透過 City Lion 於嘉華建材的直接股權以及嘉華國際持有的間接股權，該等信託將會繼續地及根據收購守則的定義下實際控制嘉華建材。執行理事已經確認，擬進行的收購事項及發行嘉華建材代價股份，將不會導致收購守則項下提出全面收購建議的責任。

H. 上市規則的有關規定

銀河股權應佔溢利超過嘉華建材截至二零零四年十二月三十一日止財政年度的全部溢利。嘉華建材代價股份的面值超過嘉華建材的全部現有已發行股本。

由於收購價超過嘉華建材市值的100%，而該等家族公司均為嘉華建材的關連人士，因此，根據上市規則，收購事項構成嘉華建材一項非常重大的收購事項及一項關連交易，故須取得嘉華建材獨立股東的批准。

收購價超過嘉華國際市值的100%。待完成後，嘉華建材將不再為嘉華國際的附屬公司。發行嘉華建材代價股份將會導致一項被視為出售事項。嘉華建材截至二零零四年十二月三十一日止財政年度應佔收入超過嘉華國際截至二零零四年十二月三十一日止財政年度收入的75%。嘉華建材代價股份的價值超過嘉華國際市值的75%。該等家族公司為嘉華國際的關連人士。

因此，就上市規則而言，於完成時，進行收購事項及發行嘉華建材代價股份，將會構成嘉華國際一項非常重大的收購事項、一項被視為非常重大的出售事項及一項關連交易，故須取得嘉華國際獨立股東的批准。

按目前的意向，該等家族公司在完成後將會維持嘉華建材於聯交所上市。該等家族公司及嘉華建材將採取適當步驟，以確保緊隨完成後公眾人士持有不少於25%嘉華建材股份。此等步驟包括發行新嘉華建材股份，及／或嘉華國際及／或該等家族公司向獨立第三方配售以減少其於嘉華建材的部分或全部權益。

聯交所已表明，將會密切監察嘉華建材股份及嘉華國際股份在聯交所的買賣。倘若聯交所相信：

— 嘉華建材股份或嘉華國際股份存在或可能存在造市；或

— 公眾人士持有的嘉華建材股份數目不足以維持有秩序的市場，

則聯交所將會考慮行使其酌情權，暫停嘉華建材股份或嘉華國際股份的買賣。

I. 嘉華國際債券持有人可能舉行會議

根據嘉華國際債券的條款，倘嘉華國際直接或間接擁有的嘉華建材已發行股本少於30%，則會構成違約事件。

假設自本公佈發出日期起至完成為止，除發行嘉華建材代價股份外，嘉華建材的已發行股本並無任何變動，緊隨完成後，嘉華國際將擁有嘉華建材經擴大已發行股本總額約27.2%權益。嘉華國際董事建議，於完成前召開嘉華國際債券持有人會議以通過決議案，或取得足夠數目持有人的書面同意(或透過其他方法，包括但不限於提早贖回債券)，以確保嘉華國際債券不會引起任何違約事件。

J. 法律

於完成後，嘉華建材將以銀河控股股東身份尋求確保銀河僅在遵守全部適用法律之情況下經營娛樂場，且不違反香港博彩條例或任何其他有關法律，並遵守聯交所於二零零三年三月十一日發出有關「上市申請人及／或上市發行人經營博彩業務」指引的規定。倘無法履行以上各項，聯交所可視乎情況，根據上市規則第6.01條尋求指示嘉華建材採取補救行動，及／或將嘉華建材股份暫停買賣或除牌。

K. 嘉華國際的出售所得收益

緊隨完成後，並假設於本公佈發出日期起至完成時為止(發行嘉華建材代價股份除外)，嘉華建材已發行股本將會不變，嘉華國際於嘉華建材的權益將由約65.74%攤薄至約27.18%。根據上市規則，這將構成嘉華國際被視作出售其於嘉華建材的權益。完成後，發行每股面值8港元的嘉華建材代價股份後，嘉華國際所佔嘉華建材的綜合資產淨額將會增加至約4,391,793,000港元。嘉華國際被視作出售其於嘉華建材股權所得收益，估計約為3,446,000,000港元。完成時，嘉華建材將不再為嘉華國際的附屬公司，並將成為嘉華國際集團的聯營公司，故嘉華建材的業績及資產與負債將利用權益會計法在嘉華國際的綜合財務報表中予以確認。

P.4

「嘉華建材代價股份」 指 嘉華建材將予發行合共1,840,519,798股新嘉華建材股份，作為收購事項的部分代價；

「呂博士」 指 呂志和博士，嘉華國際及嘉華建材的董事；

「僱員認股權」 指 根據嘉華建材分別於一九九六年九月十日及二零零二年五月三十日採納的僱員認股權計劃授出，以供認購合共19,626,000股嘉華建材股份且於本公佈發出日期尚未行使的認股權，嘉華建材股份每股行使價介乎0.514港元至0.5333港元之間；

「執行理事」 指 證監會企業融資部執行董事；

「該等家族公司」 指 City Lion、Netfinity 及 Recurrent Profits；

「呂耀東」 指 呂耀東先生，為嘉華建材及嘉華國際的董事、呂博士之子及呂氏家族成員；

「定息票據」 指 嘉華建材於完成時可能向賣方發行，本金總額最高達3,681,039,603港元的無抵押定息票據，該等票據將於發行後十三個月到期；

「Future Leader」 指 Future Leader Management Limited，一間於英屬處女群島註冊成立的公司，由何安全先生最終實益擁有；

「銀河」 指 銀河娛樂場股份有限公司(除非文義另有所指，否則包括其附屬公司)；

「銀河A股」 指 誠如「銀河的資本架構」一節所述，銀河股本中每股面值葡幣1,000元並附帶權利的有投票權股份；

「銀河B股」 指 誠如「銀河的資本架構」一節所述，銀河股本中每股面值葡幣1,000元並附帶權利的有投票權股份；

「銀河股權」 指 838,719股銀河B股，相當於銀河的97.9%經濟權益；

「銀河股份」 指 銀河A股及銀河B股；

「港元」 指 香港法定貨幣港元；

「香港」 指 中國香港特別行政區；

「Hugo Legend」 指 Hugo Legend Asia Corporation Limited，一間於英屬處女群島註冊成立的公司，於收購協議首次簽訂日期由何安全先生最終全資擁有但誠如本公佈所披露已售予 Honour Link Group Limited；

「獨立第三方」 指 就嘉華國際而言，據嘉華國際董事作出一切合理查詢後所知、所悉及所信，獨立於嘉華國際、該等家族公司及嘉華國際任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華國際而言，不屬於收購守則項下與嘉華建材、呂博士或彼等各自的聯繫人一致行動的人士；及

就嘉華建材而言，據嘉華建材董事作出一切合理查詢後所知、所悉及所信，與嘉華建材、該等家族公司或嘉華建材任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華建材而言，不屬於收購守則項下與嘉華國際、呂博士或彼等各自的聯繫人一致行動的人士；

上述所指「關連」的涵義，乃就上市規則而詮釋

「Kentlake」 指 Kentlake International Investments Limited，一間於英屬處女群島註冊成立的公司，由呂耀東先生控制；

「嘉華建材」 指 嘉華建材有限公司，一間於香港註冊成立的有限公司，其股份於聯交所上市；

「嘉華建材董事會」 指 嘉華建材的董事會；

「嘉華建材董事」 指 嘉華建材的董事；

「嘉華建材股東特別大會」 指 嘉華建材將予召開的股東特別大會，藉以批准(其中包括)收購事項、增加嘉華建材的法定股本及收購協議項下擬進行的其他交易；

「嘉華建材集團」 指 嘉華建材及其附屬公司；

「嘉華建材獨立董事委員會」 指 由嘉華建材成立的獨立董事委員會，藉以向嘉華建材獨立股東提供有關收購事項意見；

「嘉華建材獨立股東」 指 除嘉華國際、該等信託、該等家族公司、呂氏家族、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人以及彼等各自的聯繫人外，嘉華建材股份持有人；

「嘉華建材股份」 指 嘉華建材股本中每股面值0.10港元的股份；

「嘉華建材股東」 指 嘉華建材股份持有人；

「嘉華國際」 指 K. Wah International Holdings Limited 嘉華國際集團有限公司，一間於百慕達註冊成立的獲豁免有限公司，其股份於聯交所上市；

「嘉華國際董事會」 指 嘉華國際的董事會；

「嘉華國際債券」 指 首筆本金額為864,260,000港元於二零零九年到期的0.5厘有擔保可換股債券，可轉換為繳足嘉華國際股份，並由嘉華國際一間全資附屬公司發行；

「嘉華國際董事」 指 嘉華國際的董事；

「嘉華國際集團」 指 嘉華國際及其附屬公司；

「嘉華國際獨立董事委員會」 指 由嘉華國際成立的獨立董事委員會，藉以向嘉華國際獨立股東提供有關收購事項的意見

「嘉華國際獨立股東」 指 除該等信託、該等家族公司、呂氏家族、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人及彼等各自的聯繫人外，嘉華國際股份持有人；

「嘉華國際股東特別大會」 指 嘉華國際將予召開的股東特別大會，藉以批准(其中包括)收購事項；

「嘉華國際股份」 指 嘉華國際股本中每股面值0.10港元的股份；

「嘉華國際股東」 指 嘉華國際股份持有人；

「最後買賣日期」 指 二零零五年三月四日，即嘉華建材股份及嘉華國際股份於二零零五年三月七日暫停買賣前，嘉華建材股份及嘉華國際股份的最後交易日期；

嘉華國際於嘉華建材的權益將由約65.74%攤薄至約27.18%。根據上市規則，這將構成嘉華國際被視作出售其於嘉華建材的權益。完成後，發行每股面值8港元的嘉華建材代價股份後，嘉華國際所佔嘉華建材的綜合資產淨額將會增加至約4,391,793,000港元。嘉華國際被視作出售其於嘉華建材股權所得收益，估計約為3,446,000,000港元。完成時，嘉華建材將不再為嘉華國際的附屬公司，並將成為嘉華國際集團的聯營公司，故嘉華建材的業績及資產與負債將利用權益會計法在嘉華國際的綜合財務報表中予以確認。

嘉華國際被視作出售所得的估計收益，乃按收購價及嘉華建材代價股份每股作價各為8港元為基準計算。嘉華國際綜合損益表內將會確認的實際金額，將根據於完成日期嘉華建材股份的實際市價予以調整。

L. 銀河的主要股東

銀河現時主要由該等家族公司及少數權益賣方擁有。根據於二零零五年二月三日在澳門進行的一項股東內部重組，該等家族公司以總成本葡幣630,367,000元（約612,006,796港元）收購彼等各自於銀河的權益。與此同時，Hugo Legend 收購其於銀河的1.8%投票權，而 Brightwealth 則收購其於銀河的15.59%投票權。Brightwealth 先前並非為銀河股東。

該等家族公司主要通過認購銀河發股增資的新股取得其於銀河的權益，而一小部分的權益則通過向銀河渡假股份有限公司收購銀河現有股份而取得。於重組前，銀河渡假股份有限公司為銀河主要控股股東（持有90%當時已發行的200,000,000股銀河股份）。呂博士最終實益擁有銀河渡假股份有限公司的54.29%權益。

Future Leader 擁有人兼銀河駐居董事總經理何安全先生擁有全部銀河A股。彼為澳門本土居民及一名商人。何安全先生不論在商界、澳門博彩市場甚至與澳門政府均具有良好的人脈關係。銀河A股附有少許經濟權益，且須獲澳門政府同意後，方可轉讓。

二零零五年三月二十九日，Hugo Legend 同意向 Future Leader 出售其於銀河所持全部1.8%投票權，是次交易須待澳門政府批准後，方可作實，預期此交易將於短期內完成。

M. 有關買方的資料

除本公佈所披露者外，少數權益賣方及彼等各自的最終實益擁有人為嘉華建材及嘉華國際及彼等各自的關連人士的獨立第三方。所有少數權益賣方均為投資控股公司，且根據上市規則及／或證券及期貨條例，概無披露於嘉華國際或嘉華建材的任何權益（因收購協議及 Brightwealth 認股權而產生的權益除外）。有關該等家族公司的資料載列於下節。

國浩集團有限公司為 Brightwealth 的最終實益擁有人。何安全為 Future Leader 的最終實益擁有人。彼等或其任何的聯繫人概無根據上市規則及／或證券及期貨條例第十五部披露於嘉華國際或嘉華建材的任何權益（因收購協議及 Brightwealth 認股權而產生的權益除外）。

N. 該等家族公司

嘉華國際為嘉華建材的控股股東，因此為嘉華建材的關連人士。該等信託為嘉華國際的控股股東，因此為嘉華國際及嘉華建材各自的關連人士。呂博士、呂耀東先生及鄧呂慧瑜女士各自為嘉華國際及嘉華建材的董事。City Lion 屬於主要信託的資產，而其他該等家族公司則屬呂耀東及呂耀南所有。由於呂氏家族成員為該等信託之全權信託對象，故此，各人均為嘉華國際及嘉華建材的關連人士。

O. 一般資料

嘉華建材董事會建議，將嘉華建材的名稱更改為銀河娛樂集團有限公司。建議更改名稱一事須經嘉華建材股東在嘉華建材股東特別大會上通過特別決議案批准後，方可作實。嘉華建材董事會認為，嘉華建材擬訂新名稱將可更明確反映嘉華建材集團於收購事項完成後專注發展的主要業務。

嘉華建材獨立董事委員會成員由顏志宏先生及葉樹林博士組成，彼等已獲委任就收購事項向嘉華建材獨立股東提供推薦意見。嘉華建材已委任德國商業銀行為獨立財務顧問，藉以就收購事項向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。

嘉華國際獨立董事委員會成員由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，彼等已獲委任就收購事項向嘉華國際獨立股東提供推薦意見。嘉華國際已委任英高財務顧問有限公司為獨立財務顧問，藉以就收購事項向嘉華國際獨立董事委員會及嘉華國際獨立股東提供意見。

嘉華國際及嘉華建材將會在切實可行情況下，盡快向嘉華國際股東及嘉華建材股東寄發一份通函，當中載有（其中包括）按上市規則規定提供有關收購事項及銀河的進一步資料、嘉華國際獨立董事委員會及嘉華建材獨立董事委員會就收購事項作出的推薦意見、獨立財務顧問致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見函、獨立財務顧問致嘉華建材獨立董事委員會及嘉華建材獨立股東的意見函、銀河的會計師報告、就銀河及嘉華建材集團及嘉華國際集團的物業權益作出的物業估值報告，以及召開嘉華國際股東特別大會及嘉華建材股東特別大會的通告。

由於完成須待多項先決條件達成後，方可作實，故此，收購事項會否進行仍屬未知之數，股東及有意投資者在買賣嘉華建材股份及／或嘉華國際股份時，務須小心審慎。

P. 釋義

於本公佈內，除非文義另有所指外，以下詞彙具有以下涵義：

「收購事項」 指 Canton Treasure 根據收購協議建議收購銀河股權；

「收購協議」 指 該等家族公司、Hugo Legend、少數權益賣方、Canton Treasure 與嘉華建材就（其中包括）收購事項而於二零零五年三月十四日訂立的收購協議（經補充協議修訂）；

「聯繫人」 指 按上市規則所賦予的涵義；

「Brightwealth」 指 Brightwealth Investments Limited，一間於英屬處女群島註冊成立的公司，為香港上市公司國浩集團有限公司的附屬公司；

「Brightwealth認股權」 指 誠如上文「Brightwealth 認股權」一節所述，Brightwealth、Kentlake 與 Top Notch 間之認沽及認購期權；

「Brightwealth 認股權契據」 指 Brightwealth 與認股權持有人就該等期權而於二零零五年二月三日簽訂的兩項契據；

「營業日」 指 香港銀行開門辦公的任何日子（星期六除外）；

「認購期權」 指 Brightwealth 根據有關 Brightwealth 認股權契據授予認股權持有人的期權，以要求 Brightwealth 出售其所持銀河股份；

「Canton Treasure」 指 Canton Treasure Group Ltd，一間於英屬處女群島註冊成立的公司，由嘉華建材全資擁有；

「City Lion」 指 City Lion Profits Corp.，一間於英屬處女群島註冊成立的公司，由主要信託全資擁有；

「完成」 指 根據收購協議完成銀河股權的買賣；

「批給」 指 澳門與銀河就娛樂場幸運博彩或其他方式的博彩經營於二零零二年六月二十六日訂立的澳門特別行政區批給合同（經一項於二零零二年十二月十九日訂立的補充協議修訂及增補）；

「嘉華國際股份」 指 嘉華國際股本中每股面值0.10港元的股份；

「嘉華國際股東」 指 嘉華國際股份持有人；

「最後買賣日期」 指 二零零五年三月四日，即嘉華建材股份及嘉華國際股份於二零零五年三月七日暫停買賣前，嘉華建材股份及嘉華國際股份的最後交易日期；

「呂耀南」 指 呂耀南，呂博士之子並為呂氏家族成員；

「上市規則」 指 聯交所證券上市規則；

「呂氏家族」 指 呂博士所有子女，即呂耀東、呂耀南、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，彼等各自的聯繫人及彼等所擁有的公司；

「澳門」 指 中國澳門特別行政區；

「澳門博彩監察協調局」 指 澳門博彩監察協調局；

「少數權益賣方」 指 Brightwealth 及 Future Leader，該兩間公司合共持有銀河已發行有投票權股份的21.9%（相當於銀河的24.3%經濟權益），於本公佈發出日期，彼等就嘉華國際及嘉華建材而言分別為獨立第三方；

「葡幣」 指 澳門幣；

「Netfinity」 指 Netfinity Assets Corporation，一間於英屬處女群島註冊成立的公司，由呂耀南全資擁有；

「該等期權」 指 按文義所指，認沽期權及認購期權；

「認股權持有人」 指 Kentlake 及 Top Notch；

「中國」或「中國大陸」 指 中華人民共和國（不包括香港、澳門及台灣）；

「主要信託」 指 呂氏家族根據澤西島法律成立的一項全權信託，據此，HSBC International Trustee Limited 為其唯一信託人；

「中介人」或「貴賓中介人」 指 從事娛樂場幸運博彩及其他方式的博彩經營業務的個別人士，而承批公司向其支付一筆佣金或其他酬金作為代價；

「收購價」 指 18,405,198,023港元；

「認沽期權」 指 根據有關 Brightwealth 認股權契據授予 Brightwealth 的期權，以要求認股權持有人購入銀河股份；

「Recurrent Profits」 指 Recurrent Profits Limited，一間於英屬處女群島註冊成立的公司，由呂耀東全資擁有；

「第二信託」 指 呂氏家族根據澤西島法律成立的第二全權信託，據此，HSBC International Trustee Limited 為其唯一信託人；

「證監會」 指 香港證券及期貨事務監察委員會；

「澳門博彩」 指 澳門博彩股份有限公司；

「聯交所」 指 香港聯合交易所有限公司；

「補充協議」 指 收購協議訂約各方於二零零五年四月一日訂立的一項補充協議；

「收購守則」 指 香港公司收購及合併守則；

「Top Notch」 指 Top Notch Opportunities Limited，一間於英屬處女群島註冊成立的公司，由呂耀東先生控制；

「該等信託」 指 主要信託及第二信託，其信託人均為 HSBC International Trustee Limited；

「瑞銀投資銀行」 指 瑞士銀行的業務集團；

「美元」 指 美利堅合眾國法定貨幣美元；

「賣方」 指 該等家族公司及少數權益賣方；

「貴賓」 指 專為特定博彩活動或博彩客而設的博彩桌，尤指特定大廳、娛樂場大廳或範圍內經營業務的每張博彩桌；

「Wealth Access」 指 Wealth Access Holdings Limited（裕通控股有限公司），一間於英屬處女群島註冊成立的公司，由楊智恒先生及鍾貴先生（彼等均為嘉華國際及嘉華建材的獨立第三方，且據嘉華建材及嘉華國際所知，彼等乃獨立於銀河以及銀河的關連人士）及彼等的關連人士擁有。Wealth Access 為銀河股東但並非少數權益賣方；及

「Wise Gain」 指 Wise Gain Profits Limited，一間於英屬處女群島註冊成立的公司，分別由 Wealth Access 及銀河擁有其90%及10%權益。

應嘉華國際及嘉華建材的要求，嘉華國際股份及嘉華建材股份已自二零零五年三月七日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已分別申請，自二零零五年四月十九日上午九時三十分起，恢復嘉華國際股份及嘉華建材股份的買賣。嘉華國際及嘉華建材將於適當時間另行發表公佈。

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生及黃乾亨博士；而嘉華國際的獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命	承董事會命
嘉華國際集團有限公司	**嘉華建材有限公司**
公司秘書	公司秘書
郭兆文	陳麗潔

香港，二零零五年四月十八日

本公佈內以葡幣列值的數額已按葡幣1.03元兌1港元的匯率換算為港元。

本公佈內以美元列值的數額已按1.00美元兌7.8港元的匯率換算為港元。

本公佈部分數字已經湊整，因此僅為約數。

* 僅供識別

P.1

本公佈僅供參考之用，並非認購、購買或買賣證券的邀請或要約，亦不可作為提呈任何該等要約的邀請。

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立的有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立的有限公司)
(股份代號：27)

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)
嘉華建材有限公司
的關連交易及非常重大收購事項
以及更改公司名稱
及
K.Wah International Holdings Limited
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項

嘉華建材有限公司的財務顧問

UBS Investment Bank
瑞銀投資銀行

收購事項

嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日有條件同意向該等家族公司收購銀河的73.6%經濟權益，另向少數權益賣方收購銀河的24.3%經濟權益，收購價合共達18,405,198,023港元。收購價中的14,724,158,420港元將會按嘉華建材股份每股作價8.00港元，向賣方發行1,840,519,798股新嘉華建材股份支付，另3,681,039,603港元則透過向賣方發行總值3,681,039,603港元的定息票據，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。嘉華建材代價股份相當於嘉華建材現有已發行股本約141.9%，另相當於嘉華建材緊隨完成後的經擴大已發行股本約58.7%(假設自本公佈發出日期起至完成為止期間，除於完成時發行嘉華建材代價股份外，嘉華建材的已發行股本將會不變)。嘉華建材代價股份的市價(按最後買賣日期嘉華建材股份每股收市價8.50港元計算)為15,644,418,283港元。嘉華建材或會透過發行及配售額外新嘉華建材股份，藉以用作其選擇以現金而非定息票據支付的收購價部分或全部所需資金。新嘉華建材股份的發行及配售(如有)時間及條款尚待決定。

銀河是一間在澳門註冊成立的公司，澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。銀河目前經營其位於澳門中心地帶的首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場。該等家族公司均為嘉華國際及嘉華建材的關連人士。

根據收購建議進行交易的若干影響

緊隨完成後：

- 嘉華建材將會擁有838,719股銀河B股，相當於銀河的97.9%經濟權益及88.1%投票權。銀河的主要資產及業務，將成為嘉華建材的主要資產及業務，但嘉華建材仍將繼續保留其現有的建材業務；及
- 該等家族公司及嘉華國際(嘉華建材現時的控股股東)，連同彼等各自的聯繫人以及與彼等一致行動的人士，於發行嘉華建材代價股份後，將分別持有經攤薄後嘉華建材已發行股本約48.6%及27.2%(假設自本公佈發出日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材已發行股本將會不變)。少數權益賣方將會持有發行嘉華建材代價股份後，經攤薄嘉華建材已發行股本約13.0%(假設自本公佈發出日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材已發行股本將會不變)。

該等信託為嘉華國際的控股股東。嘉華建材乃嘉華國際的附屬公司。緊隨完成後，透過 City Lion 於嘉華建材的直接股權以及嘉華國際持有的間接股權，該等信託將會繼續地及根據收購守則的定義下實際控制嘉華建材。執行理事已經確認，擬進行的收購事項及發行嘉華建材代價股份，將不會導致收購守則下提出全面收購建議的責任。

嘉華建材將會向聯交所上市委員會申請批准嘉華建材代價股份上市及買賣。

一般資料

嘉華建材董事會建議，將嘉華建材的名稱更改為銀河娛樂集團有限公司。建議更改名稱一事須經嘉華建材股東在嘉華建材股東特別大會上通過特別決議案批准後，方可作實。

根據上市規則，收購事項將會構成嘉華建材一項關連交易及一項非常重大的收購事項，以及嘉華國際一項關連交易、一項非常重大的收購事項以及被視為非常重大的出售事項。收購事項須待(其中包括)嘉華建材獨立股東及嘉華國際獨立股東批准後，方可作實。收購事項將以投票表決方式進行投票。該等信託、該等家族公司、嘉華國際、呂氏家族成員及彼等各自的聯繫人將會就收購事項放棄投票。有關完成的其他先決條件，乃載於下文「A.收購事項」一節「先決條件」分節。

嘉華國際及嘉華建材將會在切實可行情況下，分別盡快向嘉華國際股東及嘉華建材股東寄發一份通函，當中載有(其中包括)有關收購事項及銀河的進一步資料、嘉華國際獨立董事委員會提供的推薦意見、獨立財務顧問英高財務顧問有限公司致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見函、嘉華建材獨立董事委員會提供的推薦意見、獨立財務顧問德國商業銀行致嘉華建材獨立董事委員會及嘉華建材獨立股東的意見函、銀河的會計師報告、就銀河、嘉華建材集團及嘉華國際集團的物業權益作出的物業估值報告，以及召開嘉華建材股東特別大會及嘉華國際股東特別大會的通告。

由於完成須待多項先決條件達成後，方可作實，故此，收購事項會否進行仍屬未知之數，嘉華建材股東及有意投資者在買賣嘉華建材股份，以及嘉華國際股東及有意投資者在買賣嘉華國際股份時，務須小心審慎。

應嘉華建材及嘉華國際的要求，嘉華建材股份及嘉華國際股份已自二零零五年三月七日上午九時三十分起在聯交所暫停買賣。嘉華建材及嘉華國際已分別申請，自二零零五年四月十九日上午九時三十分起，恢復嘉華建材股份及嘉華國際股份在聯交所買賣。

A. 收購事項

收購事項的概要

嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日同意收購銀河股權。收購價將以發行嘉華建材代價股份及定息票據支付，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。有關收購協議的進一步詳情，已載於下文。除收購協議項下的業務、資產或負債外，Canton Treasure 概無任何其他重要業務、資產或負債。

銀河已發行合共951,900股股份，其中95,190股(10%)為銀河A股，附有銀河全部投票權但僅附有少許經濟權益。其餘856,710股(90%)銀河股份為銀河B股，附有銀河全部投票權及全部實際經濟權益。收購事項僅涉及銀河 B股。有關銀河股份的進一步資料，請參閱「C.有關銀河的資料」一節「銀河的資本架構」分節。

嘉華建材收購銀河亦一併包括批給，批給項下經營的所有現有及日後娛樂場(根據下文所述授予威尼斯人澳門股份有限公司的轉批給經營者除外)及其業務及管理。銀河將負責博彩業務的資產以及娛樂場的日常營運，包括管理僱員薪金、公用設施、政府申報及存檔、稅項責任、保安、市場推廣及宣傳、遵守相關法律及規例、委任中介人及其他服務供應商及分包商。

下圖列示嘉華國際及嘉華建材於完成前的公司架構及股權架構(僅指經濟權益，並不計及全資擁有的中介控股公司)，以及嘉華國際、嘉華建材及銀河於緊隨完成後的公司架構及股權架構：

完成前



附註： 包括由呂耀東先生及呂耀南先生分別全資擁有的 Recurrent Profits 及 Netfinity

收購協議

以下所載為收購協議的主要條款概要：

訂立日期： 二零零五年三月十四日(於二零零五年四月一日修訂)

收購協議訂約各方：

1. (a)該等家族公司包括 City Lion(由主要信託全資擁有)、Netfinity(由呂耀南先生全資擁有)及 Recurrent Profits(由呂耀東先生全資擁有)，及(b)少數權益賣方包括 Brightwealth(由聯交所上市公司國浩集團有限公司全資擁有)及 Future Leader(由何安全先生全資擁有)(除本公佈所披露者外，少數權益賣方為獨立第三方)，作為賣方 — 請參閱M節「有關少數權益賣方的資料」；
2. 嘉華建材一間全資附屬公司 Canton Treasure，作為買方；及
3. 嘉華建材，作為買方的債務擔保人。

相當於嘉華建材約72.71%投票權。

收購目標： Canton Treasure 同意按收購價有條件收購銀河股權。銀河股權，即該等家族公司及少數權益賣方目前於銀河所持有的97.9%經濟權益(附有銀河88.1%投票權)，由838,719股銀河 B股構成。有關銀河的進一步資料及代價詳情，已載於下文。

代價： 收購價為18,405,198,023港元，將按以下方式支付：(i)其中的80%按嘉華建材股份每股作價8.00港元，向賣方配發及發行1,840,519,798股入賬列為繳足的嘉華建材代價股份；及(ii)另外約20%以發行本金額3,681,039,603港元的定息票據予賣方，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。有關詳情載於下文。

按議定發行價每股8.00港元計算，嘉華建材代價股份作價14,724,158,384港元。嘉華建材代價股份的市值(按最後買賣日期嘉華建材股份每股收市價8.50港元計算)為15,644,418,283港元。

嘉華建材代價股份相當於嘉華建材現有已發行股本約141.9%，另相當於嘉華建材緊隨完成後的經擴大已發行股本約58.7%(假設自本公佈發出日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材的已發行股本概無任何變動)。

此外，嘉華建材或會透過發行及配售新嘉華建材股份，藉以撥付其選擇以現金而非定息票據支付的部分或全部收購價所需資金。嘉華建材已同意委任瑞銀投資銀行為賬簿管理人兼配售代理，作為其委聘財務顧問計劃的一部分。目前尚未訂立任何配售協議，而新嘉華建材股份的發行及配售(如有)時間及條款尚待決定，落實後將會發出適當公佈。

嘉華建材代價股份的每股收購價及發行價，乃經訂約各方公平磋商，並參照(其中包括)下列各項後協定：

- 可資比較公司分析及銀河的增長前景，以及由一獨立估值師美國評值有限公司按公認估值方法(即市場法及收益法)為基準就銀河於二零零四年十二月三十一日的全部權益估值為23,544,000,000港元而編製的一份估值報告，有關詳情載於將會刊發給嘉華國際股東與嘉華建材股東的通函內。嘉華建材將以18,405,198,023港元收購銀河的97.9%經濟權益，相當於獨立估值師就銀河全部權益提供的按比例估值的80%；
- 位於華都酒店之銀河娛樂場 — 銀河首個城市俱樂部娛樂場自二零零四年七月四日開業以來直至二零零五年一月三十一日為止的過往表現；及
- 嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期(包括該日在內)為止期間連續五個交易日的平均收市價為每股7.95港元。

嘉華建材代價股份每股發行價為8.00港元，較嘉華建材股份於最後買賣日期在聯交所所報收市價每股8.50港元折讓約5.9%，另較嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期為止期間連續五個交易日在聯交所所報的平均收市價每股7.95港元溢價約0.6%。

根據收購協議的條款，City Lion(由主要信託全資擁有)已承諾於完成後六個月內，不會出售其將予收取的嘉華建材代價股份。(除了收購協議外，呂博士、City Lion 及該等信託已同意向聯交所承諾不會於完成後六個月期間內出售彼等於完成時持有的任何嘉華建材股份。)

先決條件： 買賣銀河股權一事須待下列先決條件達成(在下述若干情況下，或指豁免)後，方為完成：

(i) 於本公佈發出日期後21天內，嘉華建材已信納盡職審查結果；及

(ii) 收購協議及據此擬進行的交易(包括發行及配發嘉華建材代價股份)，全部獲嘉華建材股東(或毋須按聯交所或證監會規定放棄投票的有關人士)在股東大會上以投票表決方式通過決議案批准；

(iii) 收購協議及據此擬進行的交易(包括發行及配發嘉華建材代價股份)，全部獲嘉華國際股東(或毋須按聯交所或證監會規定放棄投票的有關人士)在股東大會上以投票表決方式通過決議案批准；

(iv) 執行理事已裁定，據此擬進行的交易以及嘉華建材向賣方發行及配發嘉華建材代價股份，一概不會引致任何賣方(連同按收購守則的涵義，被視為與任何賣方一致行動的任何人士)須承擔任何責任就嘉華建材全部股份而提出全面收購建議；或倘有上述責任出現，執行理事已就此豁免或(如適用)已授出合適豁免；

(v) 聯交所已批准嘉華建材代價股份上市及買賣，且並無以完成為理由撤回有關批准，亦無表示其將基於此理由而撤回或暫停嘉華建材股份於聯交所上市；

(vi) 已獲得由香港及澳門任何有關政府機關或其他有關監管當局授出且並無撤回就訂立及執行收購協議而言屬必要的一切同意或批准；有關同意或批准包括但不限於澳門政府經濟財政司辦公室(Office of the Secretary for Economy and Finance)為回應銀河於二零零五年一月十二日發出的函件，而於二零零五年一月十七日就銀河股權的變更發出的同意(經二零零五年一月三十一日發出的一封函件修訂及增補)；

(vii) 嘉華國際債券持有人已正式通過適當決議案，豁免或以其他方式放寬嘉華國際債券須符合第11(xi)項條件(附註)，並獲嘉華建材信納；

[illegible]

(ix) 嘉華建材信納，訂立或執行收購協議均不會導致批給、或銀河任何其他重大權利、或銀河作為訂約方之一或受其約束的任何重大協議遭嚴重違反或被終止。

上文第(iv)項所述的先決條件已獲達成。除上文第(i)、第(vii)、第(viii)或第(ix)項所述的先決條件外，所有先決條件一概不得獲 Canton Treasure 單方面豁免。

倘任何先決條件未能於二零零五年五月三十一日(或可能書面協定的較後日期)前達成，在嘉華建材有權豁免第(i)、第(vii)、第(viii)或第(xi)項先決條件的規限下，嘉華建材其後可選擇(但須以不損害其可能擁有的任何其他權力或補救方法為前提)向另一方發出通知，選擇終止收購協議。在此情況下，收購協議將告失效，而訂約各方在收購協議項下的權利及責任將會作廢，且收購協議訂約各方的有關責任將獲解除，毋須承擔任何責任。倘上文第(ix)項先決條件不能達成，除非嘉華建材信納豁免此項條件符合嘉華建材的利益，否則將不獲豁免。倘任何先決條件獲豁免或未能於二零零五年五月三十一日前達成，則有關各方屆時將會發出合適公佈。

附註： 嘉華國際債券第11(xi)項條件列明，倘嘉華國際不再直接或間接擁有嘉華建材已發行股本至少30%，此舉即構成違約事件(除非旨在或根據涉及嘉華國際的整合、兼併、合併或重組並在上述各項發生後方始出現，否則有關整合、兼併、合併或重組的條款須經嘉華國際債券信託人事先批准，或須由嘉華國際債券持有人通過特別決議案批准)。根據嘉華國際債券的條件，若嘉華國際債券條款出現違約事件，嘉華國際債券信託人可應持有不少於當時尚未償還嘉華國際債券本金額25%的持有人的要求，或通過特別決議案(定義見嘉華國際債券的條件)指示，就此(以將會獲得彌償的有關信託契據下的權利為限)向 K.Wah International Finance Limited (為嘉華國際債券的發行人)發出通知，表示嘉華國際債券將以提早贖回金額即時到期應付(按嘉華國際債券的條件所界定，指「嘉華國際債券將會以債券原本發行日期當日以本金額購入之時起，利用一年365日每半年派息債券等同的基準，按年利率－1.25%一直計算至贖回當日為止可取得年度回報的本金額」)。

完成： 收購協議規定，買賣銀河股權一事將於最後一項未達成先決條件達成或獲豁免當日後第三個營業日完成。

補充協議

於二零零五年三月二十九日，收購協議訂約各方之一 Hugo Legend 簽訂一項協議向 Future Leader 出售其於銀河所持全部股權。Future Leader 的唯一實益擁有人為何安全先生。於二零零五年三月三十日，何安全先生簽訂一項協議向 Honour Link Group Limited 出售其於 Hugo Legend 所持全部股權，是次交易已於二零零五年四月十二日完成。Honour Link Group Limited 的唯一實益擁有人為獨立第三方孫淑興先生。

因此，收購協議訂約各方之一 Hugo Legend 與收購協議其他訂約方於二零零五年四月一日簽訂一項有條件補充協議，據此，Hugo Legend 已同意向 Future Leader 出售其先前於收購協議首次簽訂日期當日持有的全部銀河B股。於補充協議訂立日期，何安全先生同時全資擁有 Hugo Legend 及 Future Leader。

待 Hugo Legend 向 Future Leader 轉讓銀河B股一事完成(預期將於短期內進行)後，補充協議將會正式生效，屆時 Hugo Legend 於收購協議項下的責任已獲解除，已不再是收購協議訂約方。轉讓上述銀河B股一事，須待澳門政府批准，預期將於短期內取得批准。Future Leader 將按收購協議的條款，向 Canton Treasure 出售其所持全部銀河B股(包括 Hugo Legend 將會向其轉讓的股份)。

本公佈下文所載資料，乃根據補充協議已經生效為基準而呈列。

下表列示每名賣方將會出售銀河股權的百分比，以及收購建議下各自的應收代價：

賣方名稱	銀河股權百分比	嘉華建材代價股份	現金或定息票據(港元)
City Lion	63.05	1,160,449,206	2,320,898,413
Netfinity	7.00	161,066,521	0
Recurrent Profits	5.11	111,138,039	50,906,654
Brightwealth	17.69	325,615,622	651,231,245
Future Leader	7.15	82,250,410	658,003,291
總計	100	1,840,519,798	3,681,039,603

B. 定息票據

假設嘉華建材並無以現金全數支付其可酌情選擇發行定息票據及／或現金支付之部分收購價，嘉華建材將於完成時發行定息票據，該等票據不可兑換，且當中將載有具下述效用的條款。

本金額： 最高達3,681,039,603港元

償還： 除非先前已獲贖回，否則最後償還日期為定息票據發行日之後計十三個月

地位： 定息票據項下的償項將構成嘉華建材的一般、無抵押償項，彼此之間具有同等地位，並且與嘉華建材所有其他現時及將來的無抵押及非從屬償項具有同等地位。

可轉讓性： 定息票據經嘉華建材同意後可以轉讓。

利息：

第一個月：	年利率0%
第二至第四個月：	年利率6%
第五至第七個月：	年利率7%
第八至第十個月：	年利率8%
第十一至第十三個月：	年利率9%

應計利息將於每月利息期最後一天期終償付。只要定息票據仍未贖回，嘉華建材均不會宣派股息。

到訪澳門遊客一般來自鄰近亞洲國家及地區，如中國大陸、香港、台灣、南韓及日本。嘉華建材董事會與銀河一致認為，澳門位於其中一個全球潛在遊客最多地區。時至今日，澳門已成為世界規模最大、增長最快的博彩市場之一。澳門與中國大陸廣東省接壤，廣東省約有100,000,000名居民，是中國大陸人口最稠密且發展最蓬勃的地區之一，可見澳門享有地利優勢。根據澳門統計暨普查局，二零零四年約有16,700,000名遊客到訪澳門，較二零零三年增加約40%。在二零零四年的有16,700,000名澳門訪客當中，逾57%來自中國大陸，來自香港訪客則超逾30%。

直至二零零五年二月底，除澳門博彩經營的三個角子機俱樂部外，澳門合共有17個娛樂場，其中15個目前由澳門博彩經營。位於華都酒店之銀河娛樂場已於二零零四年七月正式開業，是銀河首個城市俱樂部娛樂場。金沙澳門亦已於二零零四年五月開業，現由另一個營辦商營運。

銀河的策略

銀河矢志為澳門遊客提供高級博彩及非博彩消閒娛樂設施。為達至此目標，銀河採納的策略(其中包括)如下：

致力令銀河成為澳門綜合消閒娛樂設施的領導營辦商。銀河擬將博彩設施以及非博彩設備及服務，如高級美食、優質消閒及娛樂以及高檔購物店舖等，融入旗下各間豪華酒店及渡假酒店物業，冀可藉此吸引到訪澳門的貴賓博彩客、中場博彩客及一般遊客。銀河將會率先在銀河星際酒店及銀河路氹城大型娛樂渡假中心推行這些策略。

鞏固及壯大銀河在澳門貴賓博彩客市場的地位。銀河星際酒店將設有大約60張專為貴賓博彩客而設的博彩桌。位於華都酒店之銀河娛樂場目前經營43張專為貴賓博彩客而設的博彩桌。第二及第三個城市俱樂部娛樂場亦將會提供貴賓博彩。

在澳門中場博彩市場確立有利地位。嘉華建材董事會與銀河同樣相信，隨著整體市場不斷發展以及設施相繼落成，以配合及滿足需求的增長，利潤較高的中場博彩桌及角子機博彩將會佔澳門博彩市場較大份額。位於華都酒店之銀河娛樂場目前經營20張博彩桌專供中場博彩客投注。為配合「吃、喝、玩、樂，盡在銀河」的主題，銀河星際酒店及銀河路氹城大型娛樂渡假中心將會設有專為吸引中場博彩客而設的博彩設施。

樹立「銀河」品牌。銀河矢志發展具備獨有風格和特色的物業及設備，藉以吸引來自中國大陸及其他鄰近地區國家的博彩客和遊客。憑藉「銀河」品牌，銀河旗下物業定可在澳門其他娛樂場渡假酒店及設施中脫穎而出。銀河相信，透過位於華都酒店之銀河娛樂場，銀河經已樹立優越品牌，創下可靠的經營往績，並在澳門貴賓級博彩市場中穩據重要地位，打造出一個堅穩的增長及發展平台。

拓展市場推廣活動。銀河管理層及嘉華建材董事會深信，澳門的旅遊、消閒及娛樂事業增長潛力龐大。銀河計劃藉著宣傳活動、設立地區接待辦事處、進行市場研究分析、搜羅客戶資料、刊登廣告、提供獎賞計劃及積極推出其他市場推廣活動，從而刺激需求，藉此盡量把握吸引遊客到訪澳門的機會。

吸引及挽留優秀員工。銀河經已組成一支合資格及訓練有素的主要職員團隊，包括來自海外的一級專家。銀河為職員提供各類不同培訓，務求令日益強大的娛樂場職員隊伍能夠掌握最新的一手行業資訊及技術。

銀河的業務

銀河旗下兩個酒店項目(即銀河星際酒店及路氹城大型娛樂渡假中心，分別位於澳門 Lote 3 (A2／1)of NAPE, Avenida da Amizade 及「路氹城」地區內一幅已劃撥但未命名的地段)已經動工。根據批給，該等項目構成銀河投資責任的主要部分。銀河星際酒店及銀河路氹城大型娛樂渡假中心物業屬於優質消閒娛樂及酒店／渡假設施，銀河銳意以自家品牌建設、擁有及經營這些設施。透過上述兩個項目，銀河希望能夠為到訪澳門的博彩客及一般遊客提供周全完善的博彩及非博彩設備。

除了該等綜合消閒及娛樂項目外，連鎖城市俱樂部亦為銀河另一業務重點，連鎖城市俱樂部備有專攻貴賓級博彩市場而設的高級博彩設施。銀河首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場(位於澳門 Zona de Atterros do Porto Exterra (ZAPE), Lot 6J, Av. Da Amizade)現已開業。銀河計劃另外開設兩個城市俱樂部娛樂場，即銀河位於路氹城之城市俱樂部娛樂場(位於澳門路氹城填海區內)及位於利澳酒店之銀河娛樂場(位於澳門 Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior)，並經常按項目的成功機會評估其他博彩場所及機會。

銀河星際酒店

銀河目前正興建並將以自家品牌擁有及經營一間酒店 — 銀河星際酒店，該渡假酒店附設娛樂場，座落澳門商業中心及旅遊旺區，樓高33層及佔地總樓面面積95,000平方米。銀河星際酒店預計將於二零零六年年中開業，計劃可容納大約560間標準酒店客房及套房(包括一間總統套房)，另外，酒店亦會附設食肆及餐廳、娛樂場所及店舖。為配合「吃、喝、玩、樂，盡在銀河」的主題，酒店住客及娛樂場來賓均無needs四處奔波，只要使用酒店內附設的各項設施，即可飽嚐珍饈百味、享受休閒一刻、體會購物樂趣、盡情輕鬆玩樂。

娛樂場內將會設有約200張博彩桌及300台角子機，博彩設施佔地約26,000平方米。娛樂場將設為五層，包括兩層大廳，並可容納15間貴賓廳。娛樂場兩層主要大廳專為迎合中場博彩客而設，廳內設有140張博彩桌另加角子機。15間專用貴賓廳則專門放置60張百家樂博彩桌而設。

銀河目前擁有銀河星際酒店一幅佔地共2,911平方米的土地的批給。銀河已就銀河星際酒店現有地段前面一部分面積為3,948平方米的花園地段展開磋商，冀能獲得澳門政府授出有關地段的批給。即使銀河未能成功申請該幅花園地段的批文，銀河仍將享有原有地段(2,911平方米)的所有權及管有權。

銀河星際酒店現有土地批給將於二零二八年屆滿，但其後可予重續。憑著現有土地批給，銀河獲授權獨家使用該幅土地作酒店及商業用途。銀河除了已就現有土地批給向澳門政府全數支付一筆合共葡幣200,000,000.00元(約194,174,757港元)的地價外，亦需於土地批給期限內每年支付一筆合共葡幣87,480元(約84,932港元)的細額租金。根據澳門法律，澳門政府可每五年重訂租金一次。

銀河現正尋求批准以修訂銀河星際酒店獲授的土地批給，以包括該幅花園地段，並將該租約由銀河一間全資附屬公司 Investimento Hoteleiros Majesty (Internacional) Lda. 轉讓予銀河。儘管銀河與澳門政府經已展開磋商，惟尚未達成任何協議，且銀河亦未能訂定新土地批給合同，藉此為銀河星際酒店取得計劃佔地6,859平方米的整個地盤之權利。

銀河星際酒店現正如期興建，亦未有出現超支。

銀河路氹城大型娛樂渡假中心

第十一至第十三個月：　年利率9%

應計利息將於每月利息期最後一天期終償付。只要定息票據仍未贖回，嘉華建材均不會宣派股息。

贖回：　嘉華建材可於任何時間，透過發出三個營業日的不可撤回事先書面通知，按面值另加應計及未付利息，贖回定息票據。

嘉華建材將有責任從任何股本相關集資活動所得款項淨額中，撥付贖回定息票據的資金。

投票權：　定息票據持有人將無權僅以作為定息票據持有人為理由，收取任何會議（嘉華建材的債權人會議除外）的通告以及出席會議或於會議上投票表決。

上市情況：　嘉華建材將不會尋求批准將定息票據在聯交所或任何其他證券交易所上市

另外，訂約各方亦已個別同意，於完成時，將會安排該等家族公司將收購價為數50,000,000港元（以現金及定息票據方式，視乎支付該等家族公司的現金及定息票據比例而定）及750,000,000股嘉華建材代價股份存入由一獨立第三方開立的戶口，若未經嘉華建材同意，彼等一概不可從該戶口提款，直至 Canton Treasure 根據收購協議可作出保證賠償（最高總額限於38億港元）的十五個月期間結束後為止。

緊隨完成後，嘉華建材將不再為嘉華國際附屬公司，而根據上市規則規定，該項交易將被視為嘉華國際一項非常重大的出售事項。銀河的主要資產及業務將成為嘉華建材的主要資產及業務，但嘉華建材仍將保留其現有的建材業務。嘉華國際及嘉華建材將會就有關（其中包括）收購事項的詳情，向嘉華國際股東及嘉華建材股東寄發通函，嘉華建材將於當中載列其現有建材業務的未來計劃。有關緊接完成前及緊隨完成後嘉華建材股權架構的分析，乃載於下文「E.進行收購事項後嘉華建材的股權變動」一節。

嘉華建材將會向聯交所申請批准嘉華建材代價股份上市及買賣。

C.　有關銀河的資料

概覽

銀河於二零零一年十一月三十日根據註冊號碼15066號在澳門註冊成立為有限公司，澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。銀河目前經營其首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場，這個娛樂場主攻澳門貴賓級博彩市場。貴賓級市場現佔澳門博彩業的大部分收入。與此同時，銀河現時亦正興建銀河星際酒店，並計劃在澳門另外發展三個娛樂場項目：銀河路氹城大型娛樂渡假中心及銀河第二和第三個城市俱樂部娛樂場路氹城城市俱樂部娛樂場和位於利奧酒店之銀河娛樂場。

除博彩設施外，銀河將會把飲食、酒間、娛樂及購物店舖等非博彩設備及服務融入旗下各間酒店及渡假酒店物業當中，冀望藉此吸引澳門各類不同遊客（不論是否博彩客或一般遊客）。

銀河的股東

於收購協議訂立日期，銀河B股分別由該等家族公司持有73.58%、Hugo Legend 持有2.0%、少數權益實方持有22.32%以及 Wealth Access 持有2.1%。誠如上文所述，Hugo Legend 其後向 Future Leader 出售其所持全部銀河B股，該等股份成為嘉華建材將會收購的部分銀河B股。

緊隨完成後，銀河B股將由嘉華建材（透過 Canton Treasure）及 Wealth Access 分別持有97.9%及2.1%。

Wealth Access 由楊智恒先生及鍾貴先生實益擁有。Wealth Access、楊智恒先生及鍾貴先生均為嘉華國際、嘉華建材及彼等關連人士的獨立第三方，且據嘉華建材及嘉華國際所知乃獨立於銀河以及銀河的關連人士。有關該等家族公司及少數權益實方的詳情，分別載於「M.有關實方的資料」及「N.該等家族公司」兩節。

澳門博彩市場概覽

澳門乃中國唯一可合法進行博彩業務的地區。一九六二年，葡萄牙澳門政府向澳門旅遊娛樂有限公司（「澳門旅遊娛樂」）批授娛樂場博彩獨家經營牌照；該公司為一間澳門公司，由何鴻燊博士控制。

二零零一年十二月，澳門政府決定打破澳門旅遊娛樂壟斷博彩業的局面，並放寬適用於博彩活動的法規。二零零二年，三間承批公司經過投標後獲批授博彩批給。該三個營辦商分別為：(i)澳門博彩，批給有效期直至二零二零年三月；(ii)永利渡假村（澳門）股份有限公司，批給有效期直至二零二二年六月；及(iii)銀河，批給有效期直至二零二二年六月。根據銀河與澳門政府於二零零二年十二月十九日增補的批給條款，銀河已於二零零二年十二月向威尼斯人（澳門）股份有限公司授出轉批給。

二零零四年，澳門為全球第二大博彩市場，僅次於拉斯維加斯娛樂場街。如下表所述二零零四年，澳門錄得博彩總收入（來自幸運博彩）50億美元（約390億港元），較二零零三年增加44%。根據澳門博彩監察協調局的數據，二零零四年度博彩總收入（來自幸運博彩）中約72%來自貴賓百家樂博彩桌博彩。

地點	二零零一年博彩收入（十億）	二零零二年博彩收入（十億）	增長率(%)	二零零三年博彩收入（十億）	增長率(%)	二零零四年博彩收入（十億）	增長率(%)
拉斯維加斯娛樂場街	4.70美元 （約36.7港元）	4.65美元 （約36.3港元）	(1.1)	4.76美元 （約37.2港元）	2.4	5.33美元 （約41.6港元）	12.1
大西洋城	4.30美元 （約33.6港元）	4.38美元 （約34.2港元）	1.9	4.49美元 （約35.0港元）	2.5	4.81美元 （約37.6港元）	7.1
澳門	2.25美元 （約17.6港元）	2.68美元 （約20.9港元）	19.0	3.47美元 （約27.1港元）	29.3	5.00美元 （約39.0港元）	44.3

資料來源：Nevada Gaming Control Board、New Jersey Casino Control Commission、澳門博彩監察協調局

根據澳門統計暨普查局，二零零五年首兩個月博彩總收入（來自幸運博彩）為831,000,000美元（約65億港元），而拉斯維加斯娛樂場街及大西洋城於同期則分別錄得947,000,000美元（約74億港元）及753,000,000美元（約59億美元）。

娛樂場業務表現其中一個常用計算方法為「每桌每日贏款」，不論是百家樂、廿一點、輪盤或其他博彩遊戲，此方法均可計算出娛樂場每張博彩桌所賺得的款額。於二零零四年，拉斯維加斯娛樂場街及大西洋城的每枱日均贏款，均約為2,400美元（約18,720港元）（根據 Nevada Gaming Control Board 及 New Jersey Casino Control Commission）；而二零零四年澳門的日均贏款則高逾18,000美元（約140,400港元）（根據澳門博彩監察協調局）。

銀河星際酒店現正如期興建，亦未有出現超支。

銀河路氹城大型娛樂渡假中心

銀河將會興建、擁有及經營銀河路氹城大型娛樂渡假中心，此間渡假中心將會成為銀河於澳門附設娛樂場的渡假中心旗艦。銀河路氹城大型娛樂渡假中心將會同時迎合貴賓及中場博彩客。路氹城內一幅佔地逾442,000平方米的土地已獲澳門政府劃撥作銀河路氹城大型娛樂渡假中心項目，銀河目前正就該地盤的土地批給的租賃進行磋商。銀河已向澳門政府提交路氹城內一幅總樓面面積約1,000,000平方米土地的發展藍圖。

按照設計，銀河路氹城大型娛樂渡假中心將由數間酒店組成，最終可提供約6,300間酒店客房及套房，附設四個主題娛樂場，而博彩設施佔地逾41,000平方米。

嘉華建材董事會預期，銀河路氹城大型娛樂渡假中心將會分段落成。第一期預計將會包括兩間豪華酒店及一個主題娛樂場，計劃可於二零零八年開業。預期該兩間豪華酒店將會設有大約2,000間房間，而主題娛樂場內的博彩設施，預計將會佔地約28,800平方米，並將會成為銀河路氹城大型娛樂渡假中心的第一期主要娛樂場。酒店附設的設施計有大約300張非貴賓博彩桌，12間專用貴賓廳（設有大約48張貴賓博彩桌）以及約1,000台角子機。銀河路氹城大型娛樂渡假中心其餘各期建築工程的未來落成日期尚待落實，並須視乎市場狀況及需求而定。然而，根據計劃，所有地盤平整工程及各項地基工程須盡快早日完成。

銀河路氹城大型娛樂渡假中心的建築工程能否動工，乃取決於政府會否批出路氹城發展藍圖的批文，預期將於大約九個月內取得。銀河已於銀河路氹城大型娛樂渡假中心開展地盤平整工程。銀河管理層預期，有關第一期地盤平整工程可望於二零零五年年底竣工。銀河呈交澳門政府的建築物藍圖經過審批後，銀河路氹城大型娛樂渡假中心地盤工程正式動工。澳門政府已於呈交的建築物藍圖中清楚劃定銀河路氹城大型娛樂渡假中心地盤的位置。根據有關建築物藍圖及其他已呈交的規劃及建設相關資料。澳門政府已向銀河批出地盤，並批准在銀河路氹城大型娛樂渡假中心地盤上開展地盤平整工程及排水工程。據有關方面了解，法例下並無慣例或規定銀河必須取得土地批給後方可動工。

連鎖式城市俱樂部娛樂場

銀河於澳門的首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場，主要針對貴賓級博彩市場。此外，銀河將會另外開設兩個城市俱樂部娛樂場，為了迎合貴賓級博彩市場的特別需要，銀河將會特別設計不同計劃以作推廣。城市俱樂部娛樂場位於度身而建的租用物業內。銀河旗下各個城市俱樂部娛樂場均設於酒店內，藉以讓博彩客享用賓至如歸的一流款待，為博彩客提供餐飲膳食、標準或套房住宿，以至其他酒店設備及服務。

首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場

位於華都酒店之銀河娛樂場於二零零四年七月四日開業，位於銀河在華都酒店內租用一個特別重新裝修的商場內。楊智恒先生及鍾貴先生透過 Wealth Access 最終實益擁有華都酒店。位於華都酒店之銀河娛樂場毗鄰澳門大碼頭及直升機停機坪，位於澳門其中一條大街。位於華都酒店之銀河娛樂場內的博彩設施佔地約3,500平方米，樓高五層，包括63張博彩桌（百家樂、廿一點、撲克牌、骰寶及輪盤）及74台角子機。位於華都酒店之銀河娛樂場內的娛樂場中場設有20張博彩桌，而專為貴賓博彩而設的九間半私人廳房內亦設有43張百家樂博彩桌。根據澳門博彩監察協調局的資料所顯示，位於華都酒店之銀河娛樂場在二零零四年七月至二零零四年十二月止六個月經營業務所佔的市場份額，已達澳門博彩收益淨額大約14%，雖然銀河娛樂場佔澳門經營博彩桌總數不足6%。

位於華都酒店之銀河娛樂場向華都酒店租用娛樂場大廈，租約自二零零四年一月一日起為期兩年，自二零零六年一月一日起銀河可再續約三年。月租為2,500,000港元。出租人為 Waldo Realty Limited（華都地產有限公司）及 Waldo Hotels Limited（華都酒店有限公司）。Waldo Realty Limited（華都地產有限公司）及 Waldo Hotels Limited（華都酒店有限公司）均由獨立第三方楊智恒先生及鍾貴先生最終實益擁有。

位於華都酒店之銀河娛樂場絕大部分博彩收益淨額來自貴賓級博彩業務，客戶基礎目前以貴賓博彩客為主，該等博彩客大多以百家樂為首選。位於華都酒店之銀河娛樂場貴賓廳只設有百家樂博彩桌，娛樂場內目前共有63張博彩桌，其中百家樂博彩桌已佔54張。這個比例與澳門博彩市場的一般博彩桌分佈比例相符。於二零零四年七月四日，銀河與 Hugo Legend（最終實益擁有人為獨立第三方孫費興，彼於二零零五年四月十二日向何安全先生收購）及 Wealth Access（最終實益擁有人為獨立第三方楊智恒先生及鍾貴先生且據嘉華建材及嘉華國際所知乃獨立於銀河或銀河的關連人士）簽訂一項協議，年期與永久批給相同，該兩公司在博彩市場的經驗相當豐富，各自已承諾為位於華都酒店之銀河娛樂場提供穩定客源。就此，該兩公司所得酬金是參考位於華都酒店之銀河娛樂場的博彩收益淨額按不同比率而釐定。

第二個城市俱樂部娛樂場 — 銀河位於路氹城之城市俱樂部銀河娛樂場

銀河位於路氹城之城市俱樂部銀河娛樂場與銀河路氹城大型娛樂渡假中心近在咫尺，可提供額外博彩設施，以補足銀河路氹城大型娛樂渡假中心。銀河位於路氹城之城市俱樂部銀河娛樂場的博彩設施將佔地約14,000平方米，設有146張博彩桌，當中包括位於12間專用貴賓廳內的46張博彩桌，以及200台角子機。銀河位於路氹城之城市俱樂部銀河娛樂場預計將於二零零六年首季開業。Companhia Great China Limitada（大中華有限公司）是銀河位於路氹城之城市俱樂部銀河娛樂場所處該幅土地及酒店建築物的擁有人。銀河將與 Companhia Great China Limitad 就銀河位於路氹城之城市俱樂部銀河娛樂場訂立一項租約，並遵守任何適用上市規則，但租約首三年的租金將不低於6,000,000港元。銀河間接擁有 Companhia Great China Limitada（大中華有限公司）的10%權益，其餘股權則由獨立第三方鍾貴先生及楊智恒先生擁有。

於二零零四年九月二十四日，銀河與 Hugo Legend 及 Wise Gain 簽訂一項協議，該兩間公司已承諾為銀河位於路氹城之城市俱樂部銀河娛樂場提供穩定客源。此協議有效期直至批給屆滿為止。就此，該兩公司所得酬金是參考銀河位於路氹城之城市俱樂部銀河娛樂場的利潤按不同比率而釐定。銀河擁有 Wise Gain 的10%少數股東權益，其餘權益由獨立第三方楊智恒先生及鍾貴先生擁有。

第三個城市俱樂部娛樂場 — 位於利奧酒店之銀河娛樂場

位於利奧酒店之銀河娛樂場將會設有60張大枱、5間貴賓廳（共有20張博彩桌）及150台角子機，娛樂場將會位於澳門 Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior，佔地約70,000平方呎，以作經營娛樂場之用。作為擬建娛樂場物業所座落的酒店建築物目前正進行翻新。待銀河取得政府的必要批文後，銀河將於翻新工程竣工後訂立一項租約，而嘉華建材將遵守適用上市規則。待翻新工程完成後，該座建築物將會搖身一變成為一間四星級酒店。預期有關翻新工程將於二零零六年六月前竣工，娛樂場可望於二零零六年首季開業。利奧酒店建築物登記擁有人為澳門旅遊娛樂，銀河了解 Seng Fok Holdings Ltd.（陞福控股有限公司）有權就酒店授出租約。澳門旅遊娛樂為獨立第三方，獨立第三方呂強光先生及羅德雄先生為 Seng Fok Holdings Ltd.（陞福控股有限公司）的實益擁有人。利澳娛樂有限公司由獨立第三方呂強光先生及羅德雄先生最終實益擁有。於二零零四年九月八日，銀河與利澳娛樂有限公司及 Seng Fok Holdings Ltd.（陞福控股有限公司）簽訂一項協議。此協議有效期直至批給屆滿為止。據此，利澳娛樂有限公司已承諾將會為位於利奧酒店之銀河娛樂場提供穩定客源。就此，該兩公司所得酬金是參考博彩收益淨額而釐定。

有關銀河永久批給合同的其他資料，將會載入即將刊發給嘉華國際股東及嘉華建材股東的通函內。

未來項目的估計資本開支

銀河就銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於華都酒店之銀河娛樂場、銀河位於路氹城之城市俱樂部娛樂場、位於利奧酒店之銀河娛樂場及銀河公司辦事處作出的資本開支預算(不包括融資成本)載列如下:

	截至二零零四年十二月三十一日止已產生的資本開支 (百萬港元)	二零零五年至二零零九年 (百萬港元)	總計 (百萬港元)
銀河星際酒店	317	1,514	1,831
銀河路氹城大型娛樂渡假中心(第一期)	13	4,072	4,085
其他(位於華都酒店之銀河娛樂場、銀河位於路氹城之城市俱樂部娛樂場、位於利奧酒店之銀河娛樂場及公司辦事處)	49	157	206

於二零零四年十二月三十一日,銀河星際酒店的資本開支(不包括融資成本)為317,000,000港元。上述數字並未計入銀河路氹城大型娛樂渡假中心其餘各期的建築及發展成本,蓋因銀河路氹城大型娛樂渡假中心其餘各期的建築工程尚未落實,或會因應市場狀況及需求的轉變而有變。

預計銀河星際酒店的其餘成本,以及銀河路氹城大型娛樂渡假中心和銀河位於路氹城之城市俱樂部娛樂場的發展成本,將會透過舉債、融資及內部現金流量三者兼併的方式集資。該等項目的發展須承受發展及建築風險,概不保證該等項目將可如期完成或不會超支,亦不保證銀河將可籌措足夠額外融資以完成該等項目。

市場推廣

貴賓級市場

銀河旗下城市俱樂部娛樂場的一大特色,乃主攻貴賓級博彩業務。貴賓博彩通常設於半私人貴賓廳,注額亦遠高於娛樂場中場內的注額。

中介人邀請銀河的貴賓博彩客,安排博彩客入澳在娛樂場玩樂,而博彩客逗留澳門期間更可享用娛樂場內外各式各樣的設施及廿四小時服務。銀河按中介人購買的不可轉讓籌碼金額,向其中介人支付佣金。澳門針對貴賓博彩客的其他娛樂場,亦與中介人採用類似安排。

該等中介人須根據澳門博彩監察協調局於二零零三年七月生效的《第6/2002號行政法規第35條 — 娛樂場幸運博彩中介人准照》登記註冊。根據該等牌照規例引入的過渡安排,當時於澳門經營業務的中介人獲准繼續經營業務,直至政府考慮首批登記註冊申請時為止。銀河目前共有三個中介人負責貴賓廳的工作。銀河已向澳門政府遞交其三個中介人及其他潛在中介人的登記註冊申請。

澳門博彩監察協調局尚未辦理完成有關申請的登記手續。銀河將會要求在娛樂場工作的全部中介人,遵守澳門法律及批給的條款規定正式登記註冊。倘若中介人未能成功登記註冊,則銀河將會另聘中介人替代。

中場市場

銀河相信,為一般顧客提供合適、稱心的設備及服務,是在中場博彩市場中爭取勝利的其中一個重要元素,蓋因這些顧客普遍並非以博彩為主。為了達到這個顧客層面的期望、滿足顧客的需要,精心設計及審慎揀選博彩設施注額的組合,加上配合適合的酒店/渡假酒店住宿及休閒設施,對銀河而言十分重要。銀河以吸引這個市場層面的顧客為目標,透過銀河星際酒店及銀河路氹城大型娛樂渡假中心致力提供別具特色的娛樂設備,以及一流的餐飲膳食服務。其他市場推廣策略包括推出及定期更新廣受歡迎的博彩設備,同時提供價格非常吸引的旅遊套票及淡季/節日推廣。

僱員

於二零零四年十二月三十一日,銀河共有1,250名全職僱員,其中1,190名受僱於位於華都酒店之銀河娛樂場,包括500名發牌員。位於華都酒店之銀河娛樂場全日廿四小時營業,僱員分為三班,每班輪班八小時。

稅項

根據批給的規定,銀河須予繳納若干稅項,包括35%的特別博彩稅,1.6%徵稅作發展教育及慈善用途,而2.4%徵稅則作城市建設及旅遊發展用途。銀河已獲豁免毋須就截至二零零八年十二月三十一日止五個年度來自持續經營業務的利潤繳納澳門公司利得稅。

批給

澳門已經就批出經營「娛樂場幸運博彩或其他方式博彩」業務的三項批給進行公開投標。二零零二年六月,銀河成為其中一個獲授該三項經營娛樂場幸運博彩業務批給的營辦商。根據批給規定(經增補),銀河須(i)發展及開辦兩個渡假酒店、中心及娛樂場項目,(ii)於二零零六年十二月前發展及開設一個會議中心,及(iii)於澳門發展及開辦兩個城市俱樂部娛樂場。銀河須於二零零九年六月前就該等發展項目於澳門注資總額不少於葡幣88億元(約85億港元)。

威尼斯人澳門股份有限公司與銀河原為批給的業務夥伴,而威尼斯人澳門股份有限公司為銀河的投資者,其後雙方同意分別經營業務符合各自的利益。根據銀河向獨立第三方威尼斯人澳門股份有限公司批授的轉批給,威尼斯人澳門股份有限公司目前負責批給下由銀河承擔原定金額為葡幣88億元(約85億港元)的投資責任中一部分,即葡幣44億元(約43億港元),並有責任興建及發展(i)根據規定兩個渡假中心、酒店及娛樂場項目其中之一,(ii)一個會議中心;及(iii)根據規定兩個城市俱樂部娛樂場其中之一。銀河與威尼斯人澳門股份有限公司獲澳門政府批准後,分別訂立轉批給以個別發展各自的博彩業務。

儘管於二零零二年六月二十六日訂立的批給合同(經修訂)內訂明,「銀河娛樂場股份有限公司」就投資承擔的財務責任為

銀河娛樂場股份有限公司

綜合資產負債表

於二零零四年十二月三十一日

	二零零四年 港元
資產	
非流動資產	
物業、廠房及設備	376,749,906
無形資產	1,858,889
其他投資	26,000,156
限制用途銀行存款	253,572,027
	658,180,978
流動資產	
存貨	2,555,655
應收關連人士款項	42,423,668
應收賬款及預付款項	5,390,180
現金及銀行結餘	808,490,504
	858,860,007
總資產	1,517,040,985
股東權益	
股本	194,174,757
累計虧損	(96,768,129)
權益總額	97,406,628
負債	
非流動負債	
直接控股公司的貸款	195,008,967
融資租賃承擔	308,880
	195,317,847
流動負債	
應付關連公司款項	82,009,988
應付賬款及應計款項	825,087,948
短期借貸	317,000,000
融資租賃承擔的即期部分	218,574
	1,224,316,510
總負債	1,419,634,357
總資本及負債	1,517,040,985

附註1: 來自博彩經營業務的收入

	二零零四年 港元
博彩收益淨額	2,994,558,701
利息收入	143,517
減	
向澳門政府支付的特別博彩稅及基金	(1,170,617,796)
佣金及津貼	(1,173,607,961)
服務供應商的權益淨額*	(367,501,321)
折舊及攤銷	(3,513,523)
行政開支及其他	(155,684,801)
來自博彩經營業務的收入	123,776,816

*附註: 此乃指銀河就其首個城市俱樂部娛樂場提供穩定客源所作的市場宣傳推廣開支。

D. 嘉華建材的董事及管理層

按目前意向,於完成後,嘉華建材的執行董事或非執行董事或管理層人員將不會有任何變動,惟嘉華建材可能考慮邀請銀河若干董事或高級經理加入嘉華建材董事會。

E. 進行收購事項後嘉華建材的股權變動

由於發行嘉華建材代價股份,於完成後,嘉華建材將不再成為嘉華國際的附屬公司。呂博士、嘉華國際、彼等各自的聯繫人及與彼等一致行動的人士、嘉華建材董事及嘉華國際董事及彼等各自的聯繫人,在(a)緊接完成前;(b)緊隨完成後但行使任何 Brightwealth 認股權或僱員認股權前;及(c)緊隨完成後並悉數行使 Brightwealth 認股權及僱員認股權,各自於嘉華建材的實益權益以及嘉華建材公眾股東的持股量如下:

[illegible]澳門幣88億元（約85億港元），其中半數責任澳門幣44億元（約43億港元）根據轉批給轉讓予「威尼斯人澳門股份有限公司」。

因此，「銀河娛樂場股份有限公司」的投資承擔減至澳門幣4,400,000,000.00元（澳門幣四十四億元）。

嘉華建材董事會相信，澳門政府批准轉批給後，倘若威尼斯人澳門股份有限公司未能履行轉批給下的責任（儘管可能性甚低），對嘉華建材、嘉華國際及銀河亦將不會造成任何重大不利影響。

根據美利堅合眾國證券交易委員會存檔的資料顯示，威尼斯人澳門股份有限公司的最終實益擁有人為 Las Vegas Sands Corp.，其普通股於紐約證券交易所有限公司上市。Las Vegas Sands Corp. 為獨立第三方。

位於華都酒店之銀河娛樂場目前乃根據批給經營，而銀河今後於澳門的所有博彩經營業務亦將會據此經營。批給須受澳門法律特別監管，如出現任何有關批給的糾紛或衝突，銀河須受澳門法院獨有的管轄權規管。

批給訂明多項一般契諾及責任和其他條文規定，有關規定必須遵守。概括而言，銀河的責任包括：

- 確保適當經營及進行娛樂場博彩業務；
- 聘用具備合適資格人士；
- 以公平誠實方式經營及進行娛樂場幸運博彩業務，不涉及任何犯罪活動；及
- 保障及確保澳門在娛樂場及其他博彩範疇經營業務所得稅收的利益。

批給將於二零二二年六月二十六日屆滿。除非延長批給，否則銀河於澳門一切娛樂場經營業務及相關設備（但不包括銀河旗下酒店、零售或其他非博彩設施）將於該日自動轉讓予澳門政府而毋須向銀河作出賠償，且銀河將不再有權經營批給下獲准的任何娛樂場或博彩業務。自二零一七年六月二十六日起，澳門政府向銀河發出至少一年事先通知後，即可贖回批給。根據批給第78條第5條款，倘若澳門政府贖回批給，則銀河將有權取得公平合理賠償。有關賠償將會按批給附載的投資計劃所述，政府贖回銀河旗下酒店娛樂場業務批給以致銀河不再取得的利益而計算。賠償金額將按贖回前銀河最後一年從該業務未計利息、折舊及攤銷前所得收入，乘以批給期滿前尚餘年數而計算得出。

銀河的資本架構

根據澳門法律，一間從事娛樂場幸運博彩及其他博彩業務公司的董事總經理，必須為澳門永久居民，並持有該公司至少10%有投票權股份。因此，銀河遂發行兩類股份 — 銀河A股及銀河B股。銀河A股佔銀河全部已發行股份共10%，而銀河B股則佔銀河已發行股份其餘90%。

根據銀河的組織章程細則，雖然銀河兩類股份均屬有投票權股份，但銀河A股僅附帶少量經濟權益，而銀河B股卻實際上擁有全部經濟權益。銀河A股股東僅有權分佔銀河年度可供分派利潤的0.000000000000000001%，而銀河B股股東合共有權分佔銀河年度可供分派利潤其餘99.999999999999999999%。倘銀河解散或清盤，銀河A股股東將僅有權取回已注資金額，並且無權分派銀河清盤資產，而銀河B股股東將有權取回已注資金額，同時有權分派清盤資產。收購事項將不會涉及任何銀河A股，並僅會涉及銀河B股。

根據澳門法律，銀河A股全部均由何安全先生直接持有，彼為澳門永久居民。除了本公佈所述何安全先生於 Kentlake、Top Notch 及銀河所持權益外，何安全先生乃獨立於嘉華國際、嘉華建材、該等家族公司以及彼等各自的關連人士。何安全先生乃銀河的居駐董事總經理，並為 Future Leader 的全資擁有人。Future Leader 乃其中一名少數權益賣方。何安全先生已向 Honour Link Group Limited 出售其於 Hugo Legend 的全數權益。Honour Link Group Limited 的唯一實益擁有人為獨立第三方孫淑興先生。

財務資料

根據銀河按照香港財務報告準則所編製其截至二零零三年十二月三十一日止年度以及截至二零零四年十二月三十一日止年度的經審核綜合損益表，銀河的經審核綜合除稅前溢利／（虧損）、經審核綜合稅項及經審核綜合除稅後溢利／（虧損）如下：

	截至二零零三年十二月三十一日止年度（港元）	截至二零零四年十二月三十一日止年度（港元）
除稅前（虧損）／溢利	(86,926,296)	72,658,409
稅項	—	—
除稅後（虧損）／溢利	(86,926,296)	72,658,409

嘉華國際及嘉華建材向股東發出的通函內，將會載有銀河的會計師報告。

為了提供有關銀河的進一步資料，銀河按照香港財務報告準則所編製其截至二零零四年十二月三十一日止年度的經審核綜合損益表概要，以及銀河於二零零四年十二月三十一日的經審核綜合資產負債表概要載列如下：

銀河娛樂場股份有限公司

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年港元
來自博彩經營業務的收入	1	123,776,816
其他收入（利息及費用收入）		3,643,504
行政開支		(49,381,050)
其他經營開支		(1,201,875)
經營溢利		76,837,395
融資成本		(4,178,986)
扣除利得稅前溢利		72,658,409
利得稅		—
本年度溢利		72,658,409

	完成前 嘉華建材股份數目	%	緊隨完成後但行使任何Brightwealth認股權（附註3）及僱員認股權前（附註6） 嘉華建材股份數目	%	緊隨完成後及悉數行使僱員認股權後（附註6）但行使任何Brightwealth認股權前（附註3） 嘉華建材股份數目	%	緊隨完成後及悉數行使Brightwealth認股權後（附註3）但行使任何僱員認股權前（附註6） 嘉華建材股份數目	%	緊隨完成後及悉數行使Brightwealth認股權（附註3）及僱員認股權後（附註6） 嘉華建材股份數目	%
嘉華國際	852,775,351	65.74	852,775,351	27.18	852,775,351	27.01	852,775,351	27.18	852,775,351	27.01
該等信託（包括 City Lion）、呂博士及其配偶	90,380,819	6.97	1,250,830,025	39.87	1,256,130,025	39.78	1,250,830,025	39.87	1,256,130,025	39.78
呂氏家族成員（不包括呂博士及其配偶）	2,164,135	0.17	274,368,695	8.74	282,228,695	8.94	599,984,317	19.12	607,844,317	19.25
嘉華建材董事（不包括呂氏家族成員）（附註4）	1,537,810	0.12	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
純粹嘉華國際董事（附註4）（不包括呂氏家族成員）（附註4）	65,306	0.01	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
何安全先生（透過 Future Leader）	—	—	82,250,410	2.62	82,250,410	2.61	82,250,410	2.62	82,250,410	2.61
Brightwealth（附註5）	—	—	325,615,622	10.38	325,615,622	10.31	—	—	—	—
公眾股東	350,268,142	27.00	350,268,142	11.16	353,354,142	11.19	350,268,142	11.16	353,354,142	11.19
總計	1,297,191,563	100.00	3,137,711,361	100.00	3,157,337,361	100.00	3,137,711,361	100.00	3,157,337,361	100.00

附註：

1. 計算上表所示百分比時，乃假設除了行使 Brightwealth 認股權及僱員認股權外，自本公佈發出日期起至完成為止，嘉華建材的已發行股本不變）。

2. 誠如下文「H.上市規則的有關規定」一節所述，按目前的意向，該等家族公司在完成後將會維持嘉華建材於聯交所上市。該等家族公司及嘉華建材將採取適當步驟，以確保緊隨完成後公眾人士持有不少於25%嘉華建材股份。

3. 有關 Brightwealth 認股權的詳情，乃載於「Brightwealth 認股權」一段。國浩集團有限公司的全資附屬公司 Brightwealth 為收購事項的少數權益賣方之一，並為於銀河的被動投資者。國浩集團有限公司及其控股股東目前概無擔任且於將來亦不會擔任銀河或嘉華建材的管理職務。

4. 羅志聰先生及張惠彬博士均出任嘉華建材及嘉華國際董事，並擁有嘉華建材股份。其權益僅歸類為「嘉華建材董事（不包括呂氏家族成員）」。

5. 倘若 Brightwealth 認股權獲悉數行使，則於完成後 Brightwealth 持有 Brightwealth 認股權項下的325,615,622股嘉華建材股份將由 Kentlake 及 Top Notch 擁有。呂耀東持有 Kentlake 及 Top Notch 的控股權益。何安全乃 Kentlake 及 Top Notch 各自的少數權益股東，分別持有 Kentlake 及 Top Notch 的35%及13.91%權益。231,615,731股嘉華建材股份將由 Top Notch 擁有，根據證券及期貨條例，呂耀東將於該等股份擁有須予公佈權益。93,999,891股嘉華建材股份將由 Kentlake 擁有，根據證券及期貨條例，呂耀東及何安全先生將於該等股份擁有須予公佈權益。該等股份僅歸類為「呂氏家族成員（不包括呂博士及其配偶）」。有關 Kentlake 及 Top Notch 的擁有權詳情，載於下文「Brightwealth 認股權」一段。

6. 於本公佈發出日期，呂氏家族的成員擁有根據僱員認股權計劃授出有關合共13,160,000股嘉華建材股份的認股權權益，而其他嘉華建材董事及嘉華國際董事則擁有根據僱員認股權計劃授出有關合共3,380,000股嘉華建材股份的認股權權益。在該等認股權當中，嘉華建材董事（並非呂氏家族成員）擁有合共1,410,000股嘉華建材股份的認股權權益，而嘉華國際董事（並非呂氏家族成員）則擁有合共1,670,000股嘉華建材股份的認股權權益。此外，張惠彬博士持有300,000股認股權，彼同時為嘉華國際及嘉華建材的董事。有關持有僱員認股權的詳情將會載入即將刊發給嘉華國際股東及嘉華建材股東的通函內。

Brightwealth 認股權

少數權益賣方之一 Brightwealth 持有銀河17.32%經濟權益（構成15.59%投票權）（現將根據收購協議而出售）。Brightwealth 與認股權持有人、Kentlake 及 Top Notch 就其於銀河股權的全部權益分別簽訂認沽認購期權安排，此項安排獨立於最終促成收購協議的討論。

鑑於 Brightwealth 在 Brightwealth 認股權契據簽訂後訂立收購協議，認股權持有人擁有銀河股份的認購期權而 Brightwealth 則擁有銀河股份的認沽期權。於完成時，根據 Brightwealth 認股權契據，Brightwealth 取得的嘉華建材代價股份（及定息票據，如有）將會取代銀河股份並將繼續與認沽認購期權有關。

根據 Brightwealth 認股權契據，認購期權將於完成及償還定息票據（或收取現金以代替定息票據）時自動引起，倘發生該情況，Brightwealth 所收取嘉華建材代價股份的實益權益將會有效轉至購股權持有人。

呂耀東於 Kentlake 及 Top Notch 持有控股權益。因此，根據證券及期貨條例，呂耀東被視為擁有325,615,622股嘉華建材股份（其中 Top Notch 擁有231,615,731股嘉華建材股份的權益，而 Kentlake 則擁有93,999,891股嘉華建材股份的權益）的新須予披露權益，相當於嘉華建材經擴大已發行股本中額外10.38%權益。何安全先生同時為 Kentlake 及 Top Notch 的少數權益股東，於 Kentlake 及 Top Notch 分別持有35%及13.91%權益。Kentlake 餘下權益由鄭永安先生持有；而 Top Notch 餘下權益則由龔照南先生持有，鄭永安先生及龔照南先生為獨立第三方。

於本公佈發出日期，除上文所披露者外，該等家族公司、呂氏家族、嘉華國際董事、嘉華建材董事及彼等任何一方的一致行動人士，概無擁有任何嘉華建材股份及／或僱員認股權任何權益。

F. 進行收購事項的理由

嘉華建材董事會明白，銀河矢志成為澳門綜合消閒及娛樂服務的龍頭營辦商，致力為澳門遊客提供博彩及非博彩設施。

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。澳門現時已投出的轉批給數目有限，相信澳門政府於二零零九年之前亦不會再授出額外博彩批給。嘉華建材董事會同意銀河的意見，鑑於批給及轉批給的數目有限，這道屏障使到營辦商要加入澳門博彩市場不易。澳門政府亦已表明意向，希望將澳門發展成為一個世界級博彩中心。嘉華建材董事會與銀河管理層的見解相同，鑑於銀河已經營一個城市俱樂部娛樂場，而銀河星際酒店、銀河路氹城大型娛樂渡假中心、銀河位於路氹城之城市俱樂部娛樂場及位於利奧酒店之銀河娛樂場項目的發展計劃全部正在進行中，足證銀河已經準備就緒，當可把握這次難得的業務契機優勢，打入澳門博彩市場。銀河已透過位於華都酒店之銀河娛樂場在澳門的貴賓級博彩市場中穩據一席。銀河擁有一支由資深博彩專家組成的隊伍作後盾，彼等經驗豐富，曾在澳洲及亞洲各地管理娛樂場及消閒／娛樂場所，嘉華建材董事會相信，透過將博彩設施與旗下物業內的非博彩消閒娛樂設施合而為一，銀河將能晉身成為澳門博彩市場行業內一重要營辦商。

截至二零零三年十二月三十一日止財政年度內，嘉華建材的綜合營業額、除稅前溢利及除稅後溢利分別為1,130,894,000港元、41,776,000港元及42,117,000港元。於二零零三年十二月三十一日，嘉華建材的綜合總資產及資產淨值分別為2,167,130,000港元及1,414,263,000港元。

截至二零零四年十二月三十一日止財政年度內，嘉華建材的綜合營業額、除稅前溢利及除稅後溢利分別為1,299,143,000港元、43,926,000港元及40,065,000港元。於二零零四年十二月三十一日，嘉華建材的綜合總資產及資產淨值分別為2,278,534,000港元及1,445,533,000港元。

嘉華建材目前主要於香港及中國從事生產、銷售和分銷建築材料。憑藉收購銀河的控制權，嘉華建材可於澳門不斷增長的旅遊、酒店及博彩行業內穩據一重要席位，標誌著一個難得的發展良機。此外，由於博彩業大多數以現金交易，現金流量豐厚。因此，預期收購事項將有助改善嘉華建材的增長前景、盈利能力及現金流量，帶來一個寶貴機會，藉此多元化發展業務。

嘉華建材無意於收購事項完成後出售其現有業務。嘉華建材矢志成為大中華地區，包括中國大陸、香港及澳門的建材行業的主要營辦商。嘉華建材董事會預期，銀河日後在澳門的發展計劃將會需要使用大量建築材料，這點將對嘉華建材的現有建築材料業務有利。今後，嘉華建材可充份利用其於香港及若干華東地區內獲譽為數一數二的建築材料供應商的地位，以及在澳門經營業務的經驗及佳績，在中國大陸及香港謀求其他發展機遇。

嘉華國際主要在香港、中國及東南亞從事物業投資及地產發展業務。目前，嘉華國際透過嘉華建材集團，在香港及中國製造、銷售及分銷建築材料。收購事項完成後，嘉華國際於嘉華建材的權益將會被即時重大攤薄。嘉華建材將脫離嘉華國際控制，而其財務報表亦不再於嘉華國際的財務報表內綜合計算。倘嘉華建材發行新股以恢復嘉華建材的公眾持股量，則嘉華國際於嘉華建材的權益可能會被進一步攤薄。儘管如此，嘉華國際的執行董事仍然相信，收購事項(及被視為非常重大的出售事項)將可能對嘉華國際有利。由於嘉華建材集團的毛利相對較低，加上不再計入嘉華國際集團的綜合財務報表內，因此，於完成後，預期嘉華國際集團的綜合毛利率將會有所改善。此外，嘉華國際將仍屬嘉華建材的主要投資者，而嘉華國際執行董事對嘉華建材(作為銀河擁有人)及嘉華建材股份的市值的未來前景樂觀，特別是在銀河擬建新設施啟用後。根據嘉華建材二零零四年經審核綜合賬目，嘉華建材向嘉華國際帶來計入少數股東權益後溢利貢獻22,095,000港元。完成後，嘉華國際於嘉華建材的股權將自65.74%降至27.18%(除於完成時發行嘉華建材代價股份外，假設嘉華建材已發行股本自本公佈日期至完成期間概無變動)。嘉華國際將按下文所述以權益會計法確認嘉華建材的溢利貢獻。

完成後，由於嘉華建材將不再為嘉華國際的附屬公司，並將成為嘉華國際的聯營公司，因此，嘉華國際綜合財務報表內的分部資料將不再呈列建築材料分部資料。嘉華國際將以權益會計法計入其所持有嘉華建材股權，即嘉華國際將於綜合損益賬「聯營公司」一項確認其所佔嘉華建材的適當部分溢利，而其於嘉華建材的投資則於綜合資產負債表「聯營公司」一項入賬。

嘉華建材的執行董事認為，收購事項乃按正常商業條款進行，且該等條款公平合理，符合嘉華建材及其股東的整體利益。嘉華建材獨立董事委員會就有關收購協議項下擬進行的交易所提供的意見及推薦建議，將會載入將予刊發給嘉華國際股東及嘉華建材股東的通函內。

嘉華國際的執行董事認為，收購事項乃按正常商業條款進行，且該等條款公平合理，符合嘉華國際及其股東的整體利益。嘉華國際獨立董事委員會就有關收購協議項下擬進行的交易所提出的意見及推薦建議，將會載入將予刊發給嘉華國際股東及嘉華建材股東的通函內。

G. 無全面收購建議的含意

於截至最後買賣日期前六個月內，該等家族公司或與彼等任何一方一致行動的人士概無買賣任何嘉華建材股份。除本公佈所披露者外，彼等於本公佈發出日期並無持有任何嘉華建材股份或擁有嘉華建材股份任何其他權益。

該等信託合計後為嘉華國際的最大單一控股股東。嘉華建材乃嘉華國際的附屬公司。緊隨完成後，透過 City Lion 於嘉華建材的直接股權以及嘉華國際持有的間接股權，該等信託將會繼續地及根據收購守則的定義下實際控制嘉華建材。執行理事已經確認，擬進行的收購事項及發行嘉華建材代價股份，將不會導致收購守則項下提出全面收購建議的責任。

H. 上市規則的有關規定

銀河股權應佔溢利超過嘉華建材截至二零零四年十二月三十一日止財政年度的全部溢利。嘉華建材代價股份的面值超過嘉華建材的全部現有已發行股本。

由於收購價超過嘉華建材市值的100%，而該等家族公司均為嘉華建材的關連人士，因此，根據上市規則，收購事項構成嘉華建材一項非常重大的收購事項及一項關連交易，故須取得嘉華建材獨立股東的批准。

收購價超過嘉華國際市值的100%。待完成後，嘉華建材將不再為嘉華國際的附屬公司。發行嘉華建材代價股份將會導致一項被視為出售事項。嘉華建材截至二零零四年十二月三十一日止財政年度應佔收入超過嘉華國際截至二零零四年十二月三十一日止財政年度收入的75%。嘉華建材代價股份的價值超過嘉華國際市值的75%。該等家族公司為嘉華國際的關連人士。

因此，就上市規則而言，於完成時，進行收購事項及發行嘉華建材代價股份，將會構成嘉華國際一項非常重大的收購事項、一項被視為非常重大的出售事項及一項關連交易，故須取得嘉華國際獨立股東的批准。

按目前的意向，該等家族公司在完成後將會維持嘉華建材於聯交所上市。該等家族公司及嘉華建材將採取適當步驟，以確保緊隨完成後公眾人士持有不少於25%嘉華建材股份。此等步驟包括發行新嘉華建材股份，及／或嘉華國際及／或該等家族公司向獨立第三方配售以減少其於嘉華建材的部分或全部權益。

聯交所已表明，將會密切監察嘉華建材股份及嘉華國際股份在聯交所的買賣。倘若聯交所相信：

— 嘉華建材股份或嘉華國際股份存在或可能存在造市；或

— 公眾人士持有的嘉華建材股份數目不足以維持有秩序的市場，

則聯交所將會考慮行使其酌情權，暫停嘉華建材股份或嘉華國際股份的買賣。

I. 嘉華國際債券持有人可能舉行會議

根據嘉華國際債券的條款，倘嘉華國際直接或間接擁有的嘉華建材已發行股本少於30%，則會構成違約事件。

假設自本公佈發出日期起至完成為止，除發行嘉華建材代價股份外，嘉華建材的已發行股本並無任何變動，緊隨完成後，嘉華國際將擁有嘉華建材經擴大已發行股本總額約27.2%權益。嘉華國際董事建議，於完成前召開嘉華國際債券持有人會議以通過決議案，或取得足夠數目持有人的書面同意(或透過其他方法，包括但不限於提早贖回債券)，以確保嘉華國際債券不會引起任何違約事件。

J. 法律

於完成後，嘉華建材將以銀河控股股東身份尋求確保銀河僅在遵守全部適用法律之情況下經營娛樂場，且不違反香港博彩條例或任何其他有關法律，並遵守聯交所於二零零三年三月十一日發出有關「上市申請人及／或上市發行人經營博彩業務」指引的規定。倘無法履行以上各項，聯交所可視乎情況，根據上市規則第6.01條尋求指示嘉華建材採取補救行動，及／或將嘉華建材股份暫停買賣或除牌。

K. 嘉華國際的出售所得收益

緊隨完成後，並假設於本公佈發出日期起至完成時為止(發行嘉華建材代價股份除外)，嘉華建材已發行股本將會不變，嘉華國際於嘉華建材的權益將由約65.74%攤薄至約27.18%。根據上市規則，這將構成嘉華國際被視作出售其於嘉華建材的權益。完成後，發行每股面值8港元的嘉華建材代價股份後，嘉華國際所佔嘉華建材的綜合資產淨額將會增加至約4,391,793,000港元。嘉華國際被視作出售其於嘉華建材股權所得收益，估計約為3,446,000,000港元。完成時，嘉華建材將

「嘉華建材代價股份」	指	嘉華建材將予發行合共1,840,519,798股新嘉華建材股份，作為收購事項的部分代價；
「呂博士」	指	呂志和博士，嘉華國際及嘉華建材的董事；
「僱員認股權」	指	根據嘉華建材分別於一九九六年九月十日及二零零二年五月三十日採納的僱員認股權計劃授出，以供認購合共19,626,000股嘉華建材股份且於本公佈發出日期尚未行使的認股權，嘉華建材股份每股行使價介乎0.514港元至0.5333港元之間；
「執行理事」	指	證監會企業融資部執行董事；
「該等家族公司」	指	City Lion、Netfinity 及 Recurrent Profits；
「呂耀東」	指	呂耀東先生，為嘉華建材及嘉華國際的董事、呂博士之子及呂氏家族成員；
「定息票據」	指	嘉華建材於完成時可能向賣方發行，本金總額最高達3,681,039,603港元的無抵押定息票據，該等票據將於發行後十三個月到期；
「Future Leader」	指	Future Leader Management Limited，一間於英屬處女群島註冊成立的公司，由何安全先生最終實益擁有；
「銀河」	指	銀河娛樂場股份有限公司(除非文義另有所指，否則包括其附屬公司)；
「銀河A股」	指	誠如「銀河的資本架構」一節所述，銀河股本中每股面值葡幣1,000元並附帶權利的有投票權股份；
「銀河B股」	指	誠如「銀河的資本架構」一節所述，銀河股本中每股面值葡幣1,000元並附帶權利的有投票權股份；
「銀河股權」	指	838,719股銀河B股，相當於銀河的97.9%經濟權益；
「銀河股份」	指	銀河A股及銀河B股；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「Hugo Legend」	指	Hugo Legend Asia Corporation Limited，一間於英屬處女群島註冊成立的公司，於收購協議首次簽訂日期由何安全先生最終全資擁有但誠如本公佈所披露已售予 Honour Link Group Limited；
「獨立第三方」	指	就嘉華國際而言，據嘉華國際董事作出一切合理查詢後所知、所悉及所信，獨立於嘉華國際、該等家族公司及嘉華國際任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華國際而言，不屬於收購守則項下與嘉華建材、呂博士或彼等各自的聯繫人一致行動的人士；及 就嘉華建材而言，據嘉華建材董事作出一切合理查詢後所知、所悉及所信，與嘉華建材、該等家族公司或嘉華建材任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華建材而言，不屬於收購守則項下與嘉華國際、呂博士或彼等各自的聯繫人一致行動的人士； 上述所指「關連」的涵義，乃就上市規則而詮釋
「Kentlake」	指	Kentlake International Investments Limited，一間於英屬處女群島註冊成立的公司，由呂耀東先生控制；
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立的有限公司，其股份於聯交所上市；
「嘉華建材董事會」	指	嘉華建材的董事會；
「嘉華建材董事」	指	嘉華建材的董事；
「嘉華建材股東特別大會」	指	嘉華建材將予召開的股東特別大會，藉以批准(其中包括)收購事項、增加嘉華建材的法定股本及收購協議項下擬進行的其他交易；
「嘉華建材集團」	指	嘉華建材及其附屬公司；
「嘉華建材獨立董事委員會」	指	由嘉華建材成立的獨立董事委員會，藉以向嘉華建材獨立股東提供有關收購事項意見；
「嘉華建材獨立股東」	指	除嘉華國際、該等信託、該等家族公司、呂氏家族、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人以及彼等各自的聯繫人外，嘉華建材股份持有人；
「嘉華建材股份」	指	嘉華建材股本中每股面值0.10港元的股份；
「嘉華建材股東」	指	嘉華建材股份持有人；
「嘉華國際」	指	K. Wah International Holdings Limited 嘉華國際集團有限公司，一間於百慕達註冊成立的獲豁免有限公司，其股份於聯交所上市；
「嘉華國際董事會」	指	嘉華國際的董事會；
「嘉華國際債券」	指	首筆本金額為864,260,000港元於二零零九年到期的0.5厘有擔保可換股債券，可轉換為繳足嘉華國際股份，並由嘉華國際一間全資附屬公司發行；
「嘉華國際董事」	指	嘉華國際的董事；
「嘉華國際集團」	指	嘉華國際及其附屬公司；
「嘉華國際獨立董事委員會」	指	由嘉華國際成立的獨立董事委員會，藉以向嘉華國際獨立股東提供有關收購事項的意見
「嘉華國際獨立股東」	指	除該等信託、該等家族公司、呂氏家族、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人及彼等各自的聯繫人外，嘉華國際股份持有人；
「嘉華國際股東特別大會」	指	嘉華國際將予召開的股東特別大會，藉以批准(其中包括)收購事項；
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元的股份；
「嘉華國際股東」	指	嘉華國際股份持有人；

緊隨完成後，並假設於本公佈發出日期起至完成時為止(發行嘉華建材代價股份除外)，嘉華建材已發行股本將會不變，嘉華國際於嘉華建材的權益將由約65.74%攤薄至約27.18%。根據上市規則，這將構成嘉華國際被視作出售其於嘉華建材的權益。完成後，發行每股面值8港元的嘉華建材代價股份後，嘉華國際所佔嘉華建材的綜合資產淨額將會增加至約4,391,793,000港元。嘉華國際被視作出售其於嘉華建材股權所得收益，估計約為3,446,000,000港元。完成時，嘉華建材將不再為嘉華國際的附屬公司，並將成為嘉華國際集團的聯營公司，故嘉華建材的業績及資產與負債將利用權益會計法在嘉華國際的綜合財務報表中予以確認。

嘉華國際被視作出售所得的估計收益，乃按收購價及嘉華建材代價股份每股作價各為8港元為基準計算。嘉華國際綜合損益表內將會確認的實際金額，將根據於完成日期嘉華建材股份的實際市價予以調整。

L. 銀河的主要股東

銀河現時主要由該等家族公司及少數權益賣方擁有。根據於二零零五年二月三日在澳門進行的一項股東內部重組，該等家族公司以總成本葡幣630,367,000元(約612,006,796港元)收購彼等各自於銀河的權益。與此同時，Hugo Legend 收購其於銀河的1.8%投票權，而 Brightwealth 則收購其於銀河的15.59%投票權。Brightwealth 先前並非為銀河股東。

該等家族公司主要通過認購銀河發股增資的新股取得其於銀河的權益，而一小部分的權益則通過向銀河渡假股份有限公司收購銀河現有股份而取得。於重組前，銀河渡假股份有限公司為銀河主要控股股東(持有90%當時已發行的200,000,000股銀河股份)。呂博士最終實益擁有銀河渡假股份有限公司的54.29%權益。

Future Leader 擁有人兼銀河駐居董事總經理何安全先生擁有全部銀河A股。彼為澳門本土居民及一名商人。何安全先生不論在商界、澳門博彩市場甚至與澳門政府均具有良好的人脈關係。銀河A股附有少許經濟權益，且須獲澳門政府同意後，方可轉讓。

二零零五年三月二十九日，Hugo Legend 同意向 Future Leader 出售其於銀河所持全部1.8%投票權，是次交易須待澳門政府批准後，方可作實，預期此交易將於短期內完成。

M. 有關賣方的資料

除本公佈所披露者外，少數權益賣方及彼等各自的最終實益擁有人為嘉華建材及嘉華國際及彼等各自的關連人士的獨立第三方。所有少數權益賣方均為投資控股公司，且根據上市規則及／或證券及期貨條例，概無披露於嘉華國際或嘉華建材的任何權益(因收購協議及 Brightwealth 認股權而產生的權益除外)。有關該等家族公司的資料載列於下節。

國浩集團有限公司為 Brightwealth 的最終實益擁有人。何安全為 Future Leader 的最終實益擁有人。彼等或其任何的聯繫人概無根據上市規則及／或證券及期貨條例第十五部披露於嘉華國際或嘉華建材的任何權益(因收購協議及 Brightwealth 認股權而產生的權益除外)。

N. 該等家族公司

嘉華國際為嘉華建材的控股股東，因此為嘉華建材的關連人士。該等信託為嘉華國際的控股股東，因此為嘉華國際及嘉華建材各自的關連人士。呂博士、呂耀東先生及鄧呂慧瑜女士各自為嘉華國際及嘉華建材的董事。City Lion 屬於主要信託的資產，而其他該等家族公司則屬呂耀東及呂耀南所有。由於呂氏家族成員為該等信託之全權信託對象，故此，各人均為嘉華國際及嘉華建材的關連人士。

O. 一般資料

嘉華建材董事會建議，將嘉華建材的名稱更改為銀河娛樂集團有限公司。建議更改名稱一事須經嘉華建材股東在嘉華建材股東特別大會上通過特別決議案批准後，方可作實。嘉華建材董事會認為，嘉華建材擬訂新名稱將可更明確反映嘉華建材集團於收購事項完成後專注發展的主要業務。

嘉華建材獨立董事委員會成員由顏志宏先生及葉樹林博士組成，彼等已獲委任就收購事項向嘉華建材獨立股東提供推薦意見。嘉華建材已委任德國商業銀行為獨立財務顧問，藉以就收購事項向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。

嘉華國際獨立董事委員會成員由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，彼等已獲委任就收購事項向嘉華國際獨立股東提供推薦意見。嘉華國際已委任英高財務顧問有限公司為獨立財務顧問，藉以就收購事項向嘉華國際獨立董事委員會及嘉華國際獨立股東提供意見。

嘉華國際及嘉華建材將會在切實可行情況下，盡快向嘉華國際股東及嘉華建材股東寄發一份通函，當中載有(其中包括)按上市規則規定提供有關收購事項及銀河的進一步資料、嘉華國際獨立董事委員會及嘉華建材獨立董事委員會就收購事項作出的推薦意見、獨立財務顧問致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見函、獨立財務顧問致嘉華建材獨立董事委員會及嘉華建材獨立股東的意見函、銀河的會計師報告、就銀河及嘉華建材集團及嘉華國際集團的物業權益作出的物業估值報告，以及召開嘉華國際股東特別大會及嘉華建材股東特別大會的通告。

由於完成須待多項先決條件達成後，方可作實，故此，收購事項會否進行仍屬未知之數，股東及有意投資者在買賣嘉華建材股份及／或嘉華國際股份時，務須小心審慎。

P. 釋義

於本公佈內，除非文義另有所指外，以下詞彙具有以下涵義：

「收購事項」 指 Canton Treasure 根據收購協議建議收購銀河股權；

「收購協議」 指 該等家族公司、Hugo Legend、少數權益賣方、Canton Treasure 與嘉華建材就(其中包括)收購事項而於二零零五年三月十四日訂立的收購協議(經補充協議修訂)；

「聯繫人」 指 按上市規則所賦予的涵義；

「Brightwealth」 指 Brightwealth Investments Limited，一間於英屬處女群島註冊成立的公司，為香港上市公司國浩集團有限公司的附屬公司；

「Brightwealth認股權」 指 誠如上文「Brightwealth 認股權」一節所述，Brightwealth、Kentlake 與 Top Notch 間之認沽及認購期權；

「Brightwealth 認股權契據」 指 Brightwealth 與認股權持有人就該等期權而於二零零五年二月三日簽訂的兩項契據；

「營業日」 指 香港銀行開門辦公的任何日子(星期六除外)；

「認購期權」 指 Brightwealth 根據有關 Brightwealth 認股權契據授予認股權持有人的期權，以要求 Brightwealth 出售其所持銀河股份；

「Canton Treasure」 指 Canton Treasure Group Ltd，一間於英屬處女群島註冊成立的公司，由嘉華建材全資擁有；

「City Lion」 指 City Lion Profits Corp.，一間於英屬處女群島註冊成立的公司，由主要信託全資擁有；

「完成」 指 根據收購協議完成銀河股權的買賣；

「批給」 指 澳門與銀河就娛樂場幸運博彩或其他方式的博彩經營於二零零二年六月二十六日訂立的澳門特別行政區批給合同(經一項於二零零二年十二月十九日訂立的補充協議修訂及增補)；

「嘉華國際股東特別大會」 指 嘉華國際將予召開的股東特別大會，藉以批准(其中包括)收購事項；

「嘉華國際股份」 指 嘉華國際股本中每股面值0.10港元的股份；

「嘉華國際股東」 指 嘉華國際股份持有人；

「最後買賣日期」 指 二零零五年三月四日，即嘉華建材股份及嘉華國際股份於二零零五年三月七日暫停買賣前，嘉華建材股份及嘉華國際股份的最後交易日期；

「呂耀南」 指 呂耀南，呂博士之子並為呂氏家族成員；

「上市規則」 指 聯交所證券上市規則；

「呂氏家族」 指 呂博士所有子女，即呂耀東、呂耀南、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，彼等各自的聯繫人及彼等所擁有的公司；

「澳門」 指 中國澳門特別行政區；

「澳門博彩監察協調局」 指 澳門博彩監察協調局；

「少數權益賣方」 指 Brightwealth 及 Future Leader，該兩間公司合共持有銀河已發行有投票權股份的21.9%(相當於銀河的24.3%經濟權益)，於本公佈發出日期，彼等就嘉華國際及嘉華建材而言分別為獨立第三方；

「葡幣」 指 澳門幣；

「Netfinity」 指 Netfinity Assets Corporation，一間於英屬處女群島註冊成立的公司，由呂耀南全資擁有；

「該等期權」 指 按文義所指，認沽期權及認購期權；

「認股權持有人」 指 Kentlake 及 Top Notch；

「中國」或「中國大陸」 指 中華人民共和國(不包括香港、澳門及台灣)；

「主要信託」 指 呂氏家族根據澤西島法律成立的一項全權信託，據此，HSBC International Trustee Limited 為其唯一信託人；

「中介人」或「貴賓中介人」 指 從事娛樂場幸運博彩及其他方式的博彩經營業務的個別人士，而承批公司向其支付一筆佣金或其他酬金作為代價；

「收購價」 指 18,405,198,023港元；

「認沽期權」 指 根據有關 Brightwealth 認股權契據授予 Brightwealth 的期權，以要求認股權持有人購入銀河股份；

「Recurrent Profits」 指 Recurrent Profits Limited，一間於英屬處女群島註冊成立的公司，由呂耀東全資擁有；

「第二信託」 指 呂氏家族根據澤西島法律成立的第二全權信託，據此，HSBC International Trustee Limited 為其唯一信託人；

「證監會」 指 香港證券及期貨事務監察委員會；

「澳門博彩」 指 澳門博彩股份有限公司；

「聯交所」 指 香港聯合交易所有限公司；

「補充協議」 指 收購協議訂約各方於二零零五年四月一日訂立的一項補充協議；

「收購守則」 指 香港公司收購及合併守則；

「Top Notch」 指 Top Notch Opportunities Limited，一間於英屬處女群島註冊成立的公司，由呂耀東先生控制；

「該等信託」 指 主要信託及第二信託，其信託人均為 HSBC International Trustee Limited；

「瑞銀投資銀行」 指 瑞士銀行的業務集團；

「美元」 指 美利堅合眾國法定貨幣美元；

「賣方」 指 該等家族公司及少數權益賣方；

「貴賓」 指 專為特定博彩活動或博彩客而設的博彩桌，尤指特定大廳、娛樂場大廳或範圍內經營業務的每張博彩桌；

「Wealth Access」 指 Wealth Access Holdings Limited (裕通控股有限公司)，一間於英屬處女群島註冊成立的公司，由楊智恒先生及鍾貴先生(彼等均為嘉華國際及嘉華建材的獨立第三方，且據嘉華建材及嘉華國際所知，彼等乃獨立於銀河以及銀河的關連人士)及彼等的關連人士擁有。Wealth Access 為銀河股東但並非少數權益賣方；及

「Wise Gain」 指 Wise Gain Profits Limited，一間於英屬處女群島註冊成立的公司，分別由 Wealth Access 及銀河擁有其90%及10%權益。

應嘉華國際及嘉華建材的要求，嘉華國際股份及嘉華建材股份已自二零零五年三月七日上午九時三十分起在聯交所暫停買賣，以待發出本公佈。嘉華國際及嘉華建材已分別申請，自二零零五年四月十九日上午九時三十分起，恢復嘉華國際股份及嘉華建材股份的買賣。嘉華國際及嘉華建材將於適當時間另行發表公佈。

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；嘉華國際的非執行董事為梁文建先生及黃乾亨博士；而嘉華國際的獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；嘉華建材的非執行董事為鄭慕智先生；而嘉華建材的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命	承董事會命
嘉華國際集團有限公司	嘉華建材有限公司
公司秘書	公司秘書
鄧兆文	陳麗濃

香港，二零零五年四月十八日

本公佈內以葡幣列值的數額已按葡幣1.03元兌1港元的匯率換算為港元。

本公佈內以美元列值的數額已按1.00美元兌7.8港元的匯率換算為港元。

本公佈部分數字已經湊整，因此僅為約數。

* 僅供識別



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2004

ANNUAL RESULTS

The Board of Directors of K. Wah Construction Materials Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2004 as follows:

The Group's turnover for the year ended 31st December 2004 was HK$1,299,143,000, representing an increase of HK$168,249,000 over the previous year.

The Group's profit attributable to shareholders for the year ended 31st December 2004 amounted to HK$33,423,000, representing a decrease of HK$6,782,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming annual general meeting to be held on 28th April 2005 a final cash dividend for the year ended 31st December 2004 of 1 cent per share totalling HK$12,971,000, payable on 10th June 2005 to the shareholders whose names appear on the register of members of the Company at the close of business on 28th April 2005 (2003: a final scrip dividend of 1 cent per share, with a cash option, totalling HK$12,690,000).

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2004

	Note	2004 HK$'000	2003 HK$'000
Turnover	1	1,299,143	1,130,894
Cost of sales		(1,248,459)	(1,085,600)
Gross profit		50,684	45,294
Other revenues	1	21,355	21,527
Other operating income		27,218	44,132
Administrative expenses		(54,376)	(48,538)
Other operating expenses		(15,084)	(23,003)
Operating profit	2	29,797	39,412
Finance costs	3	(3,864)	(5,508)
Share of profits less losses of			
Jointly controlled entities		14,622	6,874
Associated companies		3,371	998
Profit before taxation		43,926	41,776
Taxation (charge)/credit	4	(3,861)	341
Profit after taxation		40,065	42,117
Minority interests		(6,642)	(1,912)
Profit attributable to shareholders		33,423	40,205
Dividends		(25,804)	(25,168)
		HK cent(s)	HK cent(s)
Earnings per share	5	2.6	3.2
Dividend per share			
Interim	6	1	1
Final (proposed)	6	1	1

NOTES

1. **Turnover and results**

The Group is principally engaged in manufacture, sale and distribution of construction materials in Hong Kong and the mainland China. There is no other significant identifiable separate business.

	2004 HK$'000	2003 HK$'000

6. **Dividends per share**

	2004 HK$'000	2003 HK$'000
Interim scrip dividend with a cash option of 1 cent (2003: 1 cent) per share	12,833	12,478
Proposed final cash dividend of 1 cent (2003: scrip dividend with a cash option 1 cent) per share	12,971	12,690
	25,804	25,168

The Board of Directors recommended a final cash dividend of 1 cent (2003: scrip dividend with a cash option 1 cent) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Review and Outlook of Operation

Overview

Turnover and profit attributable to shareholders for the year ended 31st December 2004 were HK$1,299 million and HK$33 million, as compared to HK$1,131 million and HK$ 40 million for the year ended 31st December 2003 respectively. The Group's turnover was slightly higher than that of last year but the profit attributable to shareholders decreased by approximately 17% from last year. The profit attributable to shareholders last year included a gain on disposal of operating rights of HK$28 million. When excluding such gain, the profit this year has in fact improved over last year. The gradual phasing in of new projects in the Mainland has brought in additional contribution to the Group.

Business in Hong Kong

As the economy of Hong Kong revitalized during the year, the overall sentiment has continued to improve. Unemployment rate peaked and has begun to drop, while the property market has shown an encouraging growth during the year. The improving business environment has certainly benefited most sectors of the economy and yet the construction activities remained at a low level. In 2004, the construction materials business in Hong Kong had to face a declining market demand amid the number of household flats completed during the year were substantially less than that of prior years. Despite such a challenging business environment, the group was able to achieve its objective to deliver a stable operating income. These results, reached in a declining market demand situation, once again reflect the Group's ability to continuously improve its operational efficiency.

The Group's ready-mixed concrete operation at Hui Dong Daya Bay which commenced operation last year has made satisfactory profit contribution this year. The pile factory which commenced production in February 2004 has achieved the target and has successfully established a stable customer base in the nearby markets.

The rehabilitation work of KWP Quarry Co. Limited at Anderson Road Quarry in which the Group has a 63.5% interest is proceeding in accordance with planned schedule.

With the continuously improving economy in Hong Kong and the growing development in the Pan Pearl River Delta area, it is envisaged that the profit contribution of the region will further improve in the coming years.

The Group will continue to grip business opportunities both in Hong Kong and the Pan Pearl River Delta area.

Business in Mainland China

The Group's expansion strategy in Mainland has begun to deliver results during the year as it accounted for more than 50% of the Group's turnover and profit contribution in 2004. The new projects were proceeding as planned during the year. When all these projects gradually come on stream, it will enable the Group to have a continuous profit growth in future.

The austerity measure introduced by the Central Government has helped to stabilize the rapidly rising raw materials prices in the first half of the year, thus restoring the profit margin of our operations in the mainland. The Group's ready-mixed concrete operations in Shanghai, Nanjing and Maanshan have all made profit contribution to the Group during the year. Our quarry at Huzhou has achieved the target performance and is now supplying aggregates to our ready-mixed concrete plants and pile factory in Shanghai. The joint venture with Maanshan Iron and Steel Group for the manufacture and sale of slag in which the Group has 30% interest, has commenced operation recently as planned.

The Group's cement operation in Guangzhou, Guangzhou K.Wah Nanfang Cement Limited, in which the Group has 50% interest, has expanded its production facilities to capture the increasing local market demand. The operation has continued to deliver good profit contribution for the year. The plant set up work of the joint venture with Guangdong Shaoguan Iron and Steel Group for manufacture and sales of slag in which the Group has 35% interest has been completed and was scheduled for commissioning very shortly.

The Group's ready-mixed concrete operation in Beijing has continued to grow during the year and has made profit contribution to the group. The joint venture with Shouguan Group for the manufacture and sale of slag in which the Group has 40% interest has commenced operation during the year and has made profit contribution to the Group.

In August 2004, the Group has entered into an agreement with Kunming Iron and Steel Group to set up a joint venture for manufacture and sale of cement and slag in which the Group has 30% interest. Operation of the joint venture has commenced as planned during the year.

Technology Investment

The Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st

Turnover and results

The Group is principally engaged in manufacture, sale and distribution of construction materials in Hong Kong and the mainland China. There is no other significant identifiable separate business.

	2004 HK$'000	2003 HK$'000
Turnover		
Sales of construction materials	1,299,143	1,130,894
Other revenues		
Rental income	13,138	12,292
Interest income		
Loan to a fellow subsidiary	579	5,169
Loan to jointly controlled entities	981	—
Other receivable	3,940	—
Bank deposits	1,396	2,545
Deferred receivable	1,321	1,521
	21,355	21,527
Total revenues	1,320,498	1,152,421

The turnover and operating profit of the Group analysed by geographical locations are as follows:

	2004 HK$'000	2003 HK$'000
Turnover		
Hong Kong	461,800	537,482
Mainland China	837,343	593,412
	1,299,143	1,130,894
Operating profit		
Hong Kong	9,066	13,831
Mainland China	20,731	25,581
	29,797	39,412

2. **Operating profit**

Operating profit is stated after crediting:

	2004 HK$'000	2003 HK$'000
Gain on disposal of operating rights	—	28,260
Amortisation of negative goodwill	632	632
and after charging:		
Depreciation	77,130	67,022
Amortisation		
Quarry site development	1,780	1,284
Overburden removal costs	16,400	14,391
Loss/(profit) on disposal of listed investments	2,893	(2,372)
Unrealised loss/(gain) of listed investments	*933*	*(2,180)*
Cost of inventories sold	1,141,258	952,187

3. **Finance costs**

	2004 HK$'000	2003 HK$'000
Interest expenses		
Bank loans and overdrafts	3,864	5,508

4. **Taxation (charge)/credit**

	2004 HK$'000	2003 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(78)	(150)
Mainland China income tax	(2,217)	(1,578)
Deferred taxation	—	3,061
	(2,295)	1,333
Jointly controlled entities		
Mainland China income tax	(756)	(848)
Associated companies		
Hong Kong profits tax	(810)	(144)
	(3,861)	341

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$33,423,000 (2003: HK$40,205,000) and the weighted average number of 1,276,189,000 shares (2003: 1,247,373,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2004 would not have a dilutive effect on the earnings per share.

operation during the year and has made profit contribution to the Group.

In August 2004, the Group has entered into an agreement with Kunming Iron and Steel Group to set up a joint venture for manufacture and sale of cement and slag in which the Group has 30% interest. Operation of the joint venture has commenced as planned during the year.

Technology Investment

The Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December 2004 was HK$115 million, similar to last year.

Review of Finance

Financial Position and Gearing Ratio

The financial position of the Group has continuously improved during the year. At 31st December 2004, the shareholders' funds increased by 2.3% to HK$1,446 million from HK$1,414 million as at 31st December 2003 and the Group's gross asset employed increased by 8.3% to HK$1,925 million from HK$1,778 million as at 31st December 2003.

The Gearing Ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was maintained at a satisfactory level of 7% at 31st December 2004 as compared to debt free for last year.

Liquidity and Financial Resources

The Group continues to maintain a satisfactory cash position. As at 31st December 2004, total cash and bank balance were HK$171 million as compared to HK$306 million as at 31st December 2003. The Group's liquidity remains strong and the Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar or Renminbi. Forward foreign contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The group has not engaged in the use of other derivative products.

Charges on Group Assets

Land and buildings with net book values of HK$226,628,000 (2003: HK$231,966,000) have been pledged to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$289,804,000 (2003: HK$291,516,000), of which HK$104,792,000 (2003: HK$108,490,000) have been utilised.

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, employs about 2,061 employees in Hong Kong and in the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$156 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees are commensurated with market levels with the emphasis on provision of training and development opportunities.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year ended 31st December 2004. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares during the year ended 31st December 2004.

CHANGE IN THE BOARD

The Board welcomes the appointment of Dr. William Yip Shue Lam as an independent non-executive director of the Company with effect from 30th December 2004, bringing substantial valuable experience to the Group.

CLOSE OF REGISTER

The register of members will be closed from 22nd April 2005 to 28th April 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 21st April 2005.

CODE OF BEST PRACTICE

For the year ended 31st December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") in force prior to 31st December 2004.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Listing Rules in force prior to 31st March 2004, which will remain applicable to results announcement in respect of accounting periods commencing before 1st July 2004 under the transitional arrangement, will be published on the respective websites of the Company and the Exchange in due course.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 3rd March 2005

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point, Hong Kong

Website: www.kwcml.com

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY. IT IS NOT AN OFFER TO ACQUIRE, SUBSCRIBE, PURCHASE OR DISPOSE OF SECURITIES NOR IS IT CALCULATED TO INVITE ANY SUCH OFFERS

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 173)



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN
GALAXY CASINO S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR AND CHANGE OF NAME OF
K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR
K. WAH INTERNATIONAL HOLDINGS LIMITED

Financial adviser to K. Wah Construction Materials Limited


UBS Investment Bank

The Acquisition

Canton Treasure, a wholly-owned subsidiary of KWCM, agreed conditionally on 14th March, 2005 to acquire an economic interest of 73.6% in Galaxy from Family Companies and a further economic interest of 24.3% from the Minority Vendors for an aggregate Purchase Price of HK$18,405,198,023. The Purchase Price is to be satisfied as to HK$14,724,158,420 by the issue to the Vendors of 1,840,519,798 new KWCM Shares at HK$8.00 per KWCM Share and as to HK$3,681,039,603 by the issue to the Vendors of FRNs or, at the sole discretion of KWCM, FRNs and/or cash to the aggregate value of HK$3,681,039,603. The Consideration KWCM Shares represent about 141.9% of the existing issued share capital of KWCM and about 58.7% of the enlarged issued share capital of KWCM immediately after Completion (assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion). The market value of the Consideration KWCM Shares (based on the closing price per KWCM Share of HK$8.50 on the Last Dealing Date) is HK$15,644,418,283. KWCM may finance part or all of the Purchase Price that it elects to pay in cash rather than FRNs through the issue and placing of additional new KWCM Shares. The timing and terms of such issue and placing (if any) of new KWCM Shares have yet to be decided.

Galaxy is a company incorporated in Macau. It holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau and currently operates Galaxy Casino at Waldo Hotel, its first city club casino, in central Macau. The Family Companies are connected persons of both KWIH and KWCM.

Certain effects of the transactions under the Acquisition Agreement

Immediately after Completion:

- KWCM will own 838,719 of the Galaxy B shares, representing 97.9% of the economic interest in Galaxy and 88.1% of the voting rights. The principal asset and business of KWCM will be that of Galaxy but KWCM will continue to operate its existing business in construction materials; and
- Family Companies and KWIH (the existing controlling shareholder of KWCM), together with their respective associates and parties acting in concert with them, will hold about 48.6% and 27.2% respectively of the issued share capital of KWCM diluted by the Consideration KWCM Shares (assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion). The Minority Vendors will hold about 13.0% of the issued share capital of KWCM as diluted by the Consideration KWCM Shares (assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion).

The Trusts are the controlling shareholders of KWIH. KWCM is a subsidiary of KWIH. Through the direct shareholding of City Lion in KWCM, and the indirect shareholding through KWIH immediately after Completion, the Trusts will continue to have de facto and Takeovers Code control of KWCM. The Executive has confirmed that the proposed Acquisition and issue of the Consideration KWCM Shares will not result in any general offer obligation under the Takeovers Code.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consideration KWCM Shares.

General

The KWCM Board proposes that the name of KWCM be changed to Galaxy Entertainment Group Limited (銀河娛樂集團有限公司). The proposed change of name is subject to approval by the KWCM Shareholders by way of a special resolution at the KWCM EGM.

Under the Listing Rules, the Acquisition will constitute a connected transaction and very substantial acquisition for KWCM and a connected transaction, very substantial acquisition and deemed very substantial disposal for KWIH. The Acquisition is conditional upon, amongst other things, the approval of the KWCM Independent Shareholders and the KWIH Independent Shareholders. Voting on the Acquisition will be conducted by way of poll. The Trusts, Family Companies, KWIH, members of the Lui Family and their respective associates will abstain from voting on the Acquisition. Other conditions precedent to Completion are set out in the subsection headed "Conditions Precedent" in the section headed "A. The Acquisition" below.

A circular of KWIH and KWCM containing, amongst other things further particulars of the Acquisition and Galaxy, the recommendations of the KWIH Independent Board Committee, a letter of advice from Anglo Chinese Corporate Finance, Limited, independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders, the recommendations of the KWCM Independent Board Committee and a letter of advice from Commerzbank AG, independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, an accountants' report on Galaxy, property valuation reports relating to the property interests of Galaxy the KWCM Group and the KWIH Group and notices convening the KWCM EGM and the KWIH SGM will be sent to the KWCM Shareholders and the KWIH Shareholders respectively as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent, the Acquisition may or may not proceed. Shareholders and potential investors of KWCM should exercise caution when dealing in the KWCM Shares and shareholders and potential investors of KWIH should exercise caution when dealing in the KWIH Shares.

Dealings in the KWCM Shares and the KWIH Shares on the Stock Exchange were suspended at the request of KWCM and KWIH respectively from 9:30 a.m. on 7th March, 2005. Applications have been made by KWCM and KWIH respectively for resumption in dealings in the KWCM Shares and the KWIH Shares on the Stock Exchange with effect from 9:30 a.m. on 19th April, 2005.

A. THE ACQUISITION

Summary of the Acquisition

Canton Treasure, a wholly-owned subsidiary of KWCM, agreed on 14th March, 2005 to acquire the Galaxy Equity Interest. The Purchase Price is to be satisfied by the issue of the Consideration KWCM Shares and FRNs or, at the sole discretion of KWCM, FRNs and/or in cash. Further details of the Acquisition Agreement are set out below. Canton Treasure has no material business, assets or liabilities save for those under the Acquisition Agreement.

There are 951,900 Galaxy Shares in issue. Of these, 95,190 (10%) are Galaxy A Shares, which carry full voting rights but only a negligible economic interest in Galaxy. The remaining 856,710 (90%) of the Galaxy Shares are Galaxy B Shares, which carry full voting rights and effectively 100% of the economic interest in Galaxy. The Acquisition is only of Galaxy B Shares. Please see the subsection headed "Capital structure of Galaxy" in the section headed "C. Information on Galaxy" for more information on the Galaxy Shares.

The acquisition of Galaxy by KWCM includes the Concession, all existing and future casinos operating under the Concession (other than those operated under the sub-concession granted to Venetian Macau, S.A. referred to below) and their businesses and management. Galaxy will be the entity responsible for the gaming assets and day-to-day operations for the casinos including managing employee payrolls, utilities, government returns and filings, tax liabilities, security, marketing and promotion, compliance with relevant laws and regulations, appointment of promoters and other service providers and sub-contractors.

The following diagrams illustrate the corporate and shareholding structure (economic interests only, taking no account of 100%-owned intermediate holding companies) of KWIH and KWCM before Completion and of KWIH, KWCM and Galaxy immediately after Completion:

Before Completion



After Completion



Note: Includes Recurrent Profits and Netfinity which are 100% owned, respectively, by Francis Lui and Lawrence Lui.

The Acquisition Agreement

Set out below is a summary of the principal terms of the Acquisition Agreement:

Date: 14th March, 2005 (amended on 1st April, 2005)

Parties to the Acquisition Agreement:

1. (a) The Family Companies consisting of City Lion (100% owned by the Principal Trust), Netfinity (100% owned by Mr. Lawrence Lui) and Recurrent Profits (100% owned by Mr. Francis Lui), and (b) the Minority Vendors consisting of Brightwealth (100% owned by Guoco Group Limited, a company listed on the Stock Exchange) and Future Leader (100% owned by Mr. Pedro Ho), (the Minority Vendors being Independent Third Parties save as disclosed in this announcement) as Vendors — see section M "Information on the Vendors";
2. Canton Treasure, a wholly-owned subsidiary of KWCM, as purchaser; and
3. KWCM, as guarantor of the obligations of the purchaser.

At the date of this announcement, KWIH, the Trusts, Dr. Lui and his spouse hold a total of 943,156,170 KWCM Shares, representing about 72.71% of the voting rights in KWCM.

Subject matter of purchase: Canton Treasure agreed conditionally to acquire the Galaxy Equity Interest at the Purchase Price. The Galaxy Equity Interest, which is a 97.9% economic interest in Galaxy, carrying 88.1% of the voting power in Galaxy, is currently held by Family Companies and the Minority Vendors. It is constituted by 838,719 Galaxy B Shares. Further information about Galaxy and the breakdown of the consideration is set out below.

Consideration: The Purchase Price is HK$18,405,198,023, which will be satisfied (i) as to about 80% by the allotment and issue of 1,840,519,798 Consideration KWCM Shares to the Vendors credited as fully paid at HK$8.00 per KWCM Share and (ii) as to about 20%, by the issue to the Vendors of HK$3,681,039,603 principal amount of FRNs or, at the sole discretion of KWCM, by FRNs and/or cash. Further details are set out below.

At the agreed issue price of HK$8.00 per share, the value of Consideration KWCM Shares is HK$14,724,158,384. The market value of the Consideration KWCM Shares (based on the closing price per KWCM Share of HK$8.50 on the Last Dealing Date) is HK$15,644,418,283.

The Consideration KWCM Shares represent about 141.9% of the existing issued share capital of KWCM and about 58.7% of the enlarged issued share capital of KWCM immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion).

KWCM may also finance part or all of the Purchase Price that it elects to settle in cash rather than FRNs through the issue and placing of new KWCM Shares and it has agreed to appoint UBS Investment Bank as bookrunner and placing agent as part of their financial advisory engagement. No placing agreement has yet been entered into and the timing and terms of such issue and placing, if any, of new KWCM Shares have yet to be decided. An appropriate announcement will be made if and when they are decided.

The Purchase Price and the issue price per Consideration KWCM Share have been arrived at after arms' length negotiations among the parties, by reference to amongst other things:-

- an analysis of comparable companies, Galaxy's growth prospects and a report prepared by American Appraisal China Limited, an independent valuer, valuing 100% of Galaxy at HK$23,544,000,000 as at 31st December, 2004 on the basis of generally accepted valuation methodologies, being the market approach and income approach, details of which will be set out on the circular to be issued to the KWIH Shareholders and the KWCM Shareholders. KWCM will acquire 97.9% of the economic interest in Galaxy for HK$18,405,198,023, which represents 80% of the pro-rated valuation provided by the independent valuer for 100% of Galaxy.
- the historical performance of the Galaxy Casino at Waldo Hotel, Galaxy's first city club casino, since its opening on 4th July, 2004 up till 31st January, 2005; and
- the average closing price per KWCM Share of HK$7.95 for the period of five consecutive trading days from 28th February, 2005 up to and including the Last Dealing Date.

The issue price of HK$8.00 per Consideration KWCM Share represents a discount of about 5.9% to the closing price per KWCM Share of HK$8.50 quoted on the Stock Exchange on the Last Dealing Date and a premium of about 0.6% to the 5 consecutive trading days' average closing price per KWCM Share of HK$7.95 as quoted on the Stock Exchange for the period from 28th February, 2005 to the Last Dealing Date.

Under the terms of the Acquisition Agreement, City Lion (which is wholly owned by the Principal Trust) has undertaken not to dispose of the Consideration KWCM Shares to be received by it for a period of six months following Completion. (Separately from the Acquisition Agreement, Dr. Lui, City Lion and the Trusts have agreed to undertake to the Stock Exchange not to dispose of any KWCM Shares held by them at Completion for a period of six months following Completion.)

Conditions precedent: Completion is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following conditions precedent:

(i) the result of a due diligence review being found satisfactory to KWCM within 21 days after the date of this announcement;

(ii) the Acquisition Agreement and the transactions contemplated thereunder, including the issue and allotment of the Consideration KWCM Shares, all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWCM in general meeting taken on a poll;

(iii) the Acquisition Agreement and the transactions contemplated thereunder including the issue and allotment of the Consideration KWCM Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWIH in general meeting taken on a poll;

(iv) the Executive having ruled that the transactions contemplated thereunder and the issuance and allotment by KWCM of the Consideration KWCM Shares to the Vendors do not trigger any obligation on the part of any of the Vendors (and any of the parties considered to be acting in concert with any of the Vendors within the meaning of the Takeovers Code) to make a general offer for all the shares of KWCM or if such an obligation will arise, the same having been waived or (if applicable) an appropriate waiver having been granted;

(v) listing of and permission to deal in the Consideration KWCM Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of KWCM Shares on the Stock Exchange by reason of Completion;

(vi) all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in Hong Kong and Macau which are necessary for the entering into and implementation of the Acquisition Agreement including but not limited to the consent to the change of ownership of Galaxy of the Cabinete do Secretário para a Economia e Finanças (or, in English the Office of the Secretary for Economy and Finance) of the Macau government dated 17th January, 2005 as amended and supplemented by a letter dated 31st January, 2005 in response to a letter from Galaxy dated 12th January, 2005 having been obtained and not having been revoked;

(vii) the holders of the KWIH Bonds having duly passed an appropriate resolution waiving, or otherwise relaxing, compliance with condition 11(xi) of the KWIH Bonds *(Note)*, to the satisfaction of KWCM;

(viii) *the Vendors delivering to KWCM an opinion addressed to KWCM by a* firm of lawyers qualified to advise on Macau law, in a pre-agreed form; and

(ix) KWCM being satisfied that neither the entry into nor the performance of the Acquisition Agreement will result in the material breach or termination of the Concession or any other material right of Galaxy or any material agreement to which Galaxy is a party or by which it is bound.

The condition precedent referred to in (iv) has already been satisfied. Save for the conditions precedent referred to in (i), (vii), (viii) or (ix) above, none of the conditions precedent is capable of being waived unilaterally by Canton Treasure.

If any of the conditions precedent has not been fulfilled by 31st May, 2005 (or such later date as may be agreed in writing) then KWCM may, subject to the right of KWCM to waive conditions precedent (i), (vii), (viii) or (ix), thereafter at its option (but without prejudice to any other right or remedy it may have), by notice to the other parties thereto elect to terminate the Acquisition Agreement, in which event the Acquisition Agreement will be of no further effect, the rights and obligations of the parties under the Acquisition Agreement will lapse, and the parties thereto will be released from such obligations without any liability. If the condition precedent referred to in (ix) above is not satisfied it will not be waived unless KWCM is satisfied that waiver is in the interests of KWCM. If any of the conditions precedent is waived or has not been fulfilled by 31st May, 2005 then an appropriate announcement will be made at the time.

Note: Condition 11(xi) of the KWIH Bonds states that it shall be an event of default if at least 30% of the issued share capital of KWCM ceases to be owned, directly or indirectly, by KWIH (save for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger or reorganisation involving KWIH the terms of which shall have been previously approved by the trustee to the KWIH Bonds or by an extraordinary resolution of the holders of the KWIH Bonds). Pursuant to the conditions of the KWIH Bonds, should there be an event of default of the terms of the KWIH Bonds, the trustee to the KWIH Bonds may, and if so requested by the holders of not less than 25% in principal amount of the KWIH Bonds then outstanding or if so directed by an Extraordinary Resolution (as defined in the conditions of the KWIH Bonds) shall (subject to its rights under the underlying trust deed to be indemnified), give notice to K. Wah International Finance Limited (which was the issuer of the KWIH Bonds) that the KWIH Bonds shall become immediately due and repayable at the Early Redemption Amount (defined under the conditions of the KWIH Bonds to mean "an amount of principal that would result in an annual yield on the KWIH Bonds purchased on the date of the original issue of the KWIH Bonds, at its principal amount, of -1.25% per annum through to the redemption date, calculated on a semi-annual bond equivalent basis using a 365-day year").

Completion: The Acquisition Agreement provides that Completion will take place on the third business day next following the day on which the last unfulfilled condition precedent is satisfied or waived.

Supplemental Agreement

On 29th March, 2005, Hugo Legend, which was one of the parties to the Acquisition Agreement entered into an agreement to sell its entire equity interest in Galaxy to Future Leader. The sole beneficial owner of Future Leader is Mr. Pedro Ho. On 30th March, 2005, Mr. Pedro Ho entered into an agreement to sell his entire interest in Hugo Legend to Honour Link Group Limited and this sale was completed on 12th April, 2005. The sole beneficial owner of Honour Link Group Limited is Mr. Suen Suk Hing who is an Independent Third Party.

As a result, Hugo Legend, a party to the Acquisition Agreement, and the other parties to the Acquisition Agreement signed a conditional Supplemental Agreement on 1st April, 2005 pursuant to which it was noted that Hugo Legend had agreed to sell to Future Leader all Galaxy B Shares it previously held as at the date the Acquisition Agreement was first signed. At the date of the Supplemental Agreement, Mr. Pedro Ho owned 100% of Hugo Legend and 100% of Future Leader.

Upon completion of the transfer of Galaxy B Shares to Future Leader which is expected to take place shortly, the Supplemental Agreement will become effective. Hugo Legend will at that time be released from its obligations under the Acquisition Agreement and ceased to be a party to the Acquisition Agreement. The transfer of the aforesaid Galaxy B Shares is subject to Macau governmental approval, which is expected to be obtained shortly. Future Leader will sell all of its Galaxy B Shares (including those to be transferred to it by Hugo Legend) to Canton Treasure on the terms of the Acquisition Agreement.

Information below in this announcement has been presented on the basis that the Supplemental Agreement has become effective.

The table below shows the percentage of the Galaxy Equity Interest to be sold by each Vendor and the consideration receivable by it under the Acquisition Agreement:

Name of Vendor	% of Galaxy Equity Interest	Consideration KWCM Shares	Cash or FRNs *(HK$)*
City Lion	63.05	1,160,449,206	2,320,898,413
Netfinity	7.00	161,066,521	0
Recurrent Profits	5.11	111,138,039	50,906,654
Brightwealth	17.69	325,615,622	651,231,245
Future Leader	7.15	82,250,410	658,003,291
Total	100	1,840,519,798	3,681,039,603

B. THE FRNS

Assuming KWCM does not pay fully in cash that part of the Purchase Price which it has the discretion to pay by issue of FRNs and/or in cash, the FRNs will be issued by KWCM on Completion. They will not be convertible. They will contain terms to the effect of those set out below.

Principal amount: up to HK$3,681,039,603

Repayment: The final date of repayment is 13 months after the date of issue of the FRNs unless previously redeemed.

Status: The obligations under the FRNs will constitute general, unsecured obligations of KWCM and rank equally among themselves and *pari passu* with all other present and future unsecured and unsubordinated obligations of KWCM.

Transferability: The FRNs may be transferred with the consent of KWCM.

Interest:

1st month	0% p.a.
2nd–4th month	6% p.a.
5th–7th month	7% p.a.
8th–10th month	8% p.a.
11th–13th month	9% p.a.

Interest accrued will be payable in arrears on the last day of each monthly interest period. No dividends may be declared by KWCM as long as the FRNs are outstanding.

Redemption: KWCM may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice.

KWCM will be obliged to redeem the FRNs from the net proceeds of any equity related fund raising exercise.

Voting: Holders of the FRNs will not be entitled to receive notices of, attend or vote at any meetings (except for creditor's meetings of KWCM) by reason only of being holders of the FRNs.

Listing: No listing of the FRNs will be sought on the Stock Exchange or any other stock exchange.

It has separately been agreed that at Completion, arrangements will be put in place for HK$50,000,000 (in cash and FRNs depending on the proportion of cash and FRNs paid to the Family Companies) of the Purchase Price and 750,000,000 of the Consideration KWCM Shares to be placed in an account by the Family Companies with an Independent Third Party from which they cannot be withdrawn without the consent of KWCM until after the end of the 15-month period in which Canton Treasure can make warranty claims (which are limited to a maximum aggregate of HK$3.8 billion) under the Acquisition Agreement.

Immediately after Completion KWCM will no longer be a subsidiary of KWIH and the transaction will be a deemed very substantial disposal for KWIH under the Listing Rules. The principal asset and business of KWCM will be that of Galaxy but it will also retain its existing construction materials business. KWCM will give details of its future plans with respect to its existing construction materials business in the circular to be sent to the KWIH Shareholders and the KWCM Shareholders in relation to, amongst other things, details of the Acquisition. An analysis of the shareholding structure of KWCM immediately before and after Completion is set out in the section headed "E. Changes to the shareholding in KWCM as a result of the Acquisition" below.

Application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration KWCM Shares.

C. INFORMATION ON GALAXY

Overview

Galaxy was incorporated in Macau with limited liability on 30th November, 2001 under registration number 15066. It holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau and currently operates its first city club casino, the Galaxy Casino at Waldo Hotel, which is a casino with an emphasis on the Macau VIP gaming market. The VIP market at present accounts for the majority of gaming turnover in Macau. Galaxy is also constructing Galaxy StarWorld and plans to develop three further casino projects in Macau — Galaxy Cotai Mega Resort, and its second and third city club casinos, namely the Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel.

Apart from gaming facilities, Galaxy will integrate non-gaming amenities and services such as food and beverage, leisure, entertainment and shopping outlets into its hotel and resort properties thus making them attractive destinations for tourists of all kinds — gaming and non-gaming — to Macau.

Shareholders of Galaxy

At the date of the Acquisition Agreement, the Galaxy B Shares were held by the Family Companies as to 73.58%, Hugo Legend 2.0%, Minority Vendors: 22.32% and Wealth Access 2.1%. As mentioned above, Hugo Legend subsequently sold its entire holding of Galaxy B Shares to Future Leader and they form part of the Galaxy B Shares to be acquired by KWCM.

Immediately after Completion, the Galaxy B Shares will be held by KWCM (through Canton Treasure) and Wealth Access as to 97.9% and 2.1% respectively.

Wealth Access is beneficially owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee. Wealth Access, Mr. Yeung Chi Hang and Mr. Cheng Kwee are each Independent Third Parties of KWIH, KWCM (and, so far as KWCM and KWIH know, independent of Galaxy and of connected persons of Galaxy) and their connected persons. Information on the Family Companies and the Minority Vendors is set out in the sections below headed "M. Information on the Vendors" and "N. Family Companies", respectively.

Overview of Macau's gaming market

Macau is the only legalised gaming destination in China. In 1962, the Portuguese Government of Macau awarded an exclusive casino gaming licence to Sociedade de Turismo e Diversoes de Macao ("STDM"), a Macau company controlled by Dr. Stanley Ho.

In December 2001, the Macau government decided to bring an end to STDM's monopoly of the gaming industry and to liberalise laws and regulations applicable to gaming activities. In 2002, gaming concessions were granted to three concessionaires after tendering. The three operators are (i) SJM whose concession is valid until March 2020, (ii) Wynn Resorts (Macau), S.A. whose concession is valid until June 2022, and (iii) Galaxy whose concession is valid until June 2022. Pursuant to the terms of the Concession as supplemented on 19th December, 2002 between Galaxy and the Macau government, Galaxy granted a sub-concession in December 2002 to Venetian Macau, S.A.

In 2004, Macau was the world's second largest gaming market, behind the Las Vegas Strip. In 2004, Macau recorded US$5.0 billion (approximately HK$39 billion) in total gaming revenue (from games of fortune), an increase of 44% from 2003, as illustrated below According to the Macau DICJ, approximately 72% of the total gaming revenue (from games of fortune) were generated from VIP baccarat table games in 2004.

Location	2001 Gaming revenue (bn)	2002 Gaming revenue (bn)	2002 Growth rate (%)	2003 Gaming revenue (bn)	2003 Growth rate (%)	2004 Gaming revenue (bn)	2004 Growth rate (%)
Las Vegas Strip	US$4.70 (approx. HK$36.7)	US$4.65 (approx. HK$36.3)	(1.1)	US$4.76 (approx. HK$37.2)	2.4	US$5.33 (approx. HK$41.6)	12.1
Atlantic City	US$4.30 (approx. HK$33.6)	US$4.38 (approx. HK$34.2)	1.9	US$4.49 (approx. HK$35.0)	2.5	US$4.81 (approx. HK$37.6)	7.1
Macau	US$2.25 (approx. HK$17.6)	US$2.68 (approx. HK$20.9)	19.0	US$3.47 (approx. HK$27.1)	29.3	US$5.00 (approx. HK$39.0)	44.3

Sources: Nevada Gaming Control Board, New Jersey Casino Control Commission, Macau DICJ

According to the Macau Statistics and Census Service, total gaming revenue (from games of fortune) for the first two months of 2005 was US$831 million (approximately HK$6.5 billion). This compares with US$947 million (approximately HK$7.4 billion) and US$753 million (approximately HK$5.9 billion) for the same period in Las Vegas Strip and Atlantic City, respectively.

One common measure of business performance in casinos is the "daily win per table", which gauges how much a casino makes from each table, be it through baccarat, blackjack, roulette or other games. In Las Vegas Strip and Atlantic City, the average daily win per table in 2004 were both around US$2,400 (approximately HK$18,720) (according to the Nevada Gaming Control Board and New Jersey Casino Control Commission). In Macau, the daily average was more than US$18,000 (approximately HK$140,400) in 2004 (according to the Macau DICJ).

Tourists travelling to Macau generally come from nearby Asian countries and regions, such as Mainland China, Hong Kong, Taiwan, South Korea and Japan. The KWCM Board agrees with Galaxy's belief that Macau is located amidst one of the world's largest pools of potential tourists. Macau is today one of the largest and fastest growing gaming markets in the world. Macau has the advantage of sharing a border with Mainland China's Guangdong province, which has approximately 100 million residents and is one of the most populous and prosperous regions of Mainland China. Approximately 16.7 million visitors arrived in Macau during 2004, an increase of approximately 40% from 2003, according to the Macau Statistics and Census Service. Of the 16.7 million visitors that arrived in Macau in 2004, more than 57% came from Mainland China and over 30% from Hong Kong.

At the end of February 2005, in addition to 3 slot clubs operated by SJM, there were 17 casinos in Macau. SJM currently operates 15 of the facilities. Galaxy Casino at Waldo Hotel, the first of Galaxy's city club casinos, commenced operations in July 2004. Another operator currently operates the Sands Macau, which commenced operation in May 2004.

Galaxy's Strategy

Galaxy's goal is to provide high quality gaming and non-gaming leisure entertainment facilities to tourists in Macau. In order to achieve this goal, Galaxy adopts, among others, the following strategies:

Establish Galaxy as a leading operator of integrated leisure entertainment facilities in Macau. Galaxy intends to integrate gaming facilities and non-gaming amenities and services such as fine dining, quality leisure and entertainment, and high-end shopping outlets into its luxury hotel and resort properties, thereby making these properties attractive destinations for VIP players, mass-market players and non-gaming tourists to Macau. This strategy will be implemented in relation to Galaxy StarWorld and Galaxy Cotai Mega Resort.

Consolidate and expand Galaxy's presence in Macau's VIP player market. Galaxy StarWorld will have approximately 60 tables dedicated to VIP players. Galaxy Casino at Waldo Hotel currently operates 43 tables dedicated to VIP gaming players. The second and third city club casinos will also offer VIP play.

Establish a competitive position in Macau's mass gaming market. The KWCM Board shares Galaxy's belief that higher margin, mass-market table and slot machine play will account for a larger share of Macau's gaming market as the overall market expands and more facilities are built to complement and satisfy growth in demand. Galaxy Casino at Waldo Hotel is currently operating 20 tables for the mass-market players. Under its 'one-stop-at-Galaxy' theme, Galaxy StarWorld and Galaxy Cotai Mega Resort will have gaming facilities designed to appeal to mass-market players.

Establish the "Galaxy" brand. Galaxy aims to develop properties and amenities that have a unique character and appeal to players and tourists from Mainland China and other countries from nearby regions. The "Galaxy" brand will differentiate the Galaxy properties from other Macau gaming resorts and facilities. Galaxy believes that, through Galaxy Casino at Waldo Hotel, it has already created a strong platform for growth and expansion by establishing a premium brand, creating a track record of reliable operations, and acquiring a significant presence in Macau's VIP gaming market.

Expand marketing activities. The Galaxy management and the KWCM Board believe that there is significant potential for growth in the tourism, leisure and entertainment business in Macau. Galaxy plans to stimulate demand in order to maximise the potential from tourists to Macau with promotions, regional liaison offices, market research, customer database mining, advertising, loyalty programmes, and other marketing initiatives.

Attract and retain high-quality employees. Galaxy has already assembled a core team of qualified and well-trained staff, including high-quality professionals from abroad. Galaxy provides extensive training and seeks to keep its expanding pool of casino staff up-to-date with the latest industry information and technology.

Galaxy's Business

Galaxy has commenced the development of its StarWorld project at Lote 3(A2/l) of NAPE, Avenida da Amizade, Macau and its Cotai Mega Resort project at a plot in the "Cotai" area which is identified but not yet named. These projects form the core of Galaxy's investment obligations under the Concession. The Galaxy StarWorld and the Galaxy Cotai Mega Resort properties are high quality leisure entertainment and hotel/resort facilities, which Galaxy intends to build, own, and operate under its own brand. Both projects seek to offer comprehensive gaming as well as non-gaming amenities for gaming and non-gaming tourists to Macau.

Alongside these integrated leisure and entertainment projects is Galaxy's city club casinos chain, which offers sophisticated gaming facilities with emphasis on VIP gaming. Galaxy has already commenced business at its first city club casino, the Galaxy Casino at Waldo Hotel at Zona de Aterros do Porto Exterra ("ZAPE"), Lot 6J, Av. Da Amizade, Macau. Galaxy intends to open two more city club casinos, namely, the Galaxy Casino at Cotai City Club at the Cotai reclamation and Galaxy Casino at Rio Hotel at Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior, Macau, and is constantly evaluating other gaming sites and opportunities on a project merits basis.

Galaxy StarWorld

Galaxy is constructing, and will own and operate under its own brand, the Galaxy StarWorld, which is a 95,000 square metre gross floor area, 33-storey hotel and casino resort in Macau's central business and tourism district. Scheduled to open in mid 2006, Galaxy StarWorld is designed to house approximately 560 modules comprising standard hotel rooms and suites (including a presidential suite), plus food and beverage outlets, entertainment outlets and shops. Along the theme of *'one-stop at Galaxy'*, hotel and casino guests can enjoy dining, leisure, shopping or entertainment facilities all within the same complex.

The casino is configured to include an approximately 26,000 square metres gaming facility with 200 table games and 300 slot machines. The casino is designed to consist of two levels of gaming halls and five floors housing 15 VIP gaming rooms. The two main gaming halls are designed to cater to mass-market players with 140 table games supplemented by slot machines. The 15 dedicated VIP rooms are designed to house 60 baccarat tables.

Galaxy currently owns a land concession for 2,911 square metres for Galaxy StarWorld. Galaxy has commenced negotiations for a grant by the Macau government to use a garden lot of an additional area of 3,948 square metres in front of the existing lot for a portion of Galaxy StarWorld. Galaxy will still enjoy title to and possession of the original (2,911 square metres) lot even if its application for the grant of the garden lot is not successful.

The Galaxy StarWorld's existing land concession, which expires in 2028 but is renewable, grants Galaxy exclusive use of the land, for hotel and commercial use. Apart from the premium for the existing land concession in the sum of MOP200,000,000.00 (approximately HK$194,174,757) which has been fully paid by Galaxy, Galaxy is also required to pay a small rent in the sum of MOP87,480 (approximately HK$84,932) per year during the term of the land concession. The rent may be revised every five years by the Macau government in accordance with Macau laws.

Galaxy is in the process of seeking to modify the land grant for Galaxy StarWorld to include this garden lot and to transfer to Galaxy the lease from Investimento Hoteleiros Majesty (Internacional) Lda., a wholly-owned subsidiary of Galaxy. Although negotiations with the Macau government have commenced, they have not yet concluded and Galaxy has not yet secured rights to the entire proposed 6,859 square metres site for Galaxy StarWorld through the new land concession agreement.

Construction of Galaxy StarWorld is currently on schedule and within budget.

Galaxy Cotai Mega Resort

Galaxy will build, own and operate Galaxy Cotai Mega Resort, which will become Galaxy's flagship resort casino in Macau. The Galaxy Cotai Mega Resort will cater for both the VIP and mass player markets. In Cotai, an area of over 442,000 square metres of land has been earmarked by the Macau government for the Galaxy Cotai Mega Resort project and Galaxy is in the process of negotiating the lease of the land concession for the site. Galaxy has submitted to the Macau government a development plan for a gross floor area of approximately 1,000,000 square metres in Cotai.

Galaxy Cotai Mega Resort will be designed to eventually offer approximately 6,300 hotel rooms and suites in several hotels with four themed casinos providing an additional 41,000 square metres of gaming facilities.

The KWCM Board expects Galaxy Cotai Mega Resort to be completed in several phases. Phase I, which is designed to include two deluxe hotels and one themed casino, is scheduled to open in 2008. The deluxe hotels are expected to contain approximately 2,080 rooms. The themed casino, which is planned to have approximately 28,800 square metres of gaming facilities, will be the Phase 1 main casino in Galaxy Cotai Mega Resort. The facilities include approximately 300 non-VIP table games, approximately 48 VIP table games in 12 dedicated VIP rooms and approximately 1,000 slot machines. The remaining phases of Galaxy Cotai Mega Resort will be completed at future dates yet to be determined and which will depend upon market conditions and demand. Nevertheless, the plan is to complete all site formation work and as much foundation work as possible at an early stage.

The commencement of building works for Galaxy Cotai Mega Resort is dependent upon issuance of governmental approval for the Cotai development plan, which is expected within approximately 9 months. Galaxy has begun site formation works on the Galaxy Cotai Mega Resort site. Galaxy management expects to complete Phase 1 site formation works by the end of 2005. Galaxy commenced works at its Cotai Mega Resorts site on the strength of approval by the Macau government of the building plans it submitted. In the building plans submitted, the Cotai Mega Resorts site has been clearly demarcated. Based on such building plans and other planning and construction-related information submitted, the Macau government approved Galaxy to erect site hoarding and commence site formation and drainage works at the Galaxy Cotai Mega Resort site. It is understood that it is neither a practice, nor a requirement under law, that Galaxy must first obtain the land concession before commencing works.

The City Club Casinos Chain

Galaxy Casino at Waldo Hotel, Galaxy's first city club casino in Macau, is aimed at the VIP gaming market. Galaxy will be adding two more city club casinos, which will be marketed in schemes tailored to the specific needs of the VIP gaming markets. City club casinos are located, under lease, on purpose-built and fitted out premises. Galaxy locates its city club casinos at hotel blocks such that its gaming customers are well served by food and beverage, standard or en suite accommodation and other hotel amenities and services.

The First City Club Casino — Galaxy Casino at Waldo Hotel

Galaxy Casino at Waldo Hotel opened for business on 4th July, 2004. Galaxy Casino at Waldo Hotel is located in a specially refurbished commercial space within the Waldo Hotel rented by Galaxy. Mr. Yeung Chi Hang and Mr. Cheng Kwee, through Wealth Access, ultimately and beneficially own Waldo Hotel. Galaxy Casino at Waldo Hotel is within a short distance from Macau's main ferry terminal and helipad, and is located on one of Macau's main thoroughfares. Galaxy Casino at Waldo Hotel offers approximately 3,500 square metres of gaming space on five floors, which include 63 table games (baccarat, blackjack, Caribbean Stud, sic bo and roulette) and 74 slot machines. Galaxy Casino at Waldo Hotel offers 20 gaming tables on its main gaming floor and 43 baccarat tables in nine semi-private gaming rooms dedicated to VIP play. For the six months of operations between July 2004 and December 2004, based on information published by the Macau DICJ, Galaxy Casino at Waldo Hotel achieved a market share of around 14% of net gaming wins with less than 6% of total gaming tables in operation in Macau.

Galaxy Casino at Waldo Hotel rents its gaming floors from the Waldo Hotel under a two-year lease commencing from 1st January, 2004, with an option for Galaxy to extend for another 3 years from 1st January, 2006. The monthly rental is HK$2,500,000. The lessor is Waldo Realty Limited and Waldo Hotels Limited. Both Waldo Realty Limited and Waldo Hotels Limited are ultimately beneficially owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party.

A substantial majority of net gaming win at Galaxy Casino at Waldo Hotel is contributed by VIP gaming and its customer base at present is predominantly VIP players, for whom the game of choice is baccarat. Galaxy Casino at Waldo Hotel's VIP rooms are equipped only with baccarat tables, and at present 54 of the 63 table games at Galaxy Casino at Waldo Hotel are baccarat tables. This ratio is consistent with table distribution generally in the Macau market. On 4th July, 2004, Galaxy entered into an agreement which is for a term equal to the life of the Concession with Hugo Legend (the ultimate beneficial owner of which is Suen Suk Hing, an Independent Third Party who acquired it from Mr. Pedro Ho on 12th April, 2005) and Wealth Access (the ultimate beneficial owners of which are Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party and, so far as KWCM and KWIH know, is independent of Galaxy and of connected persons of Galaxy) who have undertaken to provide a steady flow of customers for Galaxy Casino at Waldo Hotel and who are well-experienced in this market. In return, their entitlements will be determined by reference to various rates on net gaming wins of the Galaxy Casino at Waldo Hotel.

The Second City Club Casino — the Galaxy Casino at Cotai City Club

The Galaxy Casino at Cotai City Club is situated within close vicinity to Galaxy Cotai Mega Resort, and will offer additional gaming facilities to complement the Galaxy Cotai Mega Resort. The Galaxy Casino at Cotai City Club will have approximately 14,000 square metres of gaming space, 146 table games, including 46 table games located in 12 dedicated VIP rooms, and 200 slot machines. It is expected to open in the first quarter of 2006. Companhia Great China Limitada is the owner of the land and the hotel building where Galaxy Casino at Cotai City Club is situated. Galaxy will take a lease from Companhia Great China Limitada for its Galaxy Casino at Cotai City Club and will at the relevant time comply with any applicable Listing Rules. Monthly rental for Galaxy Casino at Cotai City Club is to be negotiated but will not be less than HK$5,000,000 for the first 3 years of the lease term. Galaxy has an indirect interest of 10% in Companhia Great China Limitada. The rest of the equity interest in Companhia Great China Limitada is owned by Mr. Cheng Kwee and Mr. Yeung Chi Hang, each of whom is an Independent Third Party

On 24th September, 2004 Galaxy signed an agreement with Hugo Legend and Wise Gain, which have undertaken to provide a steady flow of customers for Galaxy Casino at Cotai City Club. This agreement lasts for the life of the Concession. In return, their entitlement will be determined by reference to various rates on the profits of Galaxy Casino at Cotai City Club. Galaxy has a minority interest of 10% in Wise Gain and the balance is owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is also an Independent Third Party.

The Third City Club Casino — the Galaxy Casino at Rio Hotel

Galaxy Casino at Rio Hotel will have 60 mass tables, 5 VIP rooms with 20 tables and 150 slot machines. It will be situated at Quarteirão 9 Lots C & D at Zona de Aterros do Porto Exterior, Macau and will comprise approximately 70,000 sq. ft. for the purposes of operating a casino. Currently, the hotel building at which the proposed casino premises will be situated is being renovated. Subject to the necessary government approval having been obtained, Galaxy will take a lease after the renovation is completed and KWCM will at the relevant time comply with any applicable Listing Rules. On completion of such renovations the building will be converted into a 4-star hotel. Renovation completion is expected to be before June 2006, and the casino is expected to commence business in the first quarter of 2006. The registered owner of the Rio Hotel building is STDM and Galaxy understands that Seng Fok Holdings Ltd will have a right to grant leases over the hotel. STDM is an Independent Third Party. Mr. Lui Keung Kwong and Siu Tak Hung are the beneficial owners of Seng Fok Holdings Ltd and each of whom is an Independent Third Party. Rio Entertainment Limited (利澳娛樂有限公司) is ultimately beneficially owned by Mr. Lui Keung Kwong and Mr. Siu Tak Hung each of whom is an Independent Third Party. On 8th September, 2004 Galaxy signed an agreement with Rio Entertainment Limited and Seng Fok Holdings Ltd. This agreement lasts for the life of the Concession. Under it Rio Entertainment Limited has undertaken to provide a steady flow of customers to the Galaxy Casino at Rio Hotel. In return its entitlement will be determined by reference to net gaming wins.

Further information relating to Galaxy's life-of-Concession agreements will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

Estimated Capital Expenditure for Future Projects

Galaxy's capital expenditure budget (excluding finance costs) for Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Galaxy's corporate office are as set out below:

	Incurred up to 31/12/2004 *(HK$ million)*	**2005–2009** *(HK$ million)*	**Total** *(HK$ million)*
Galaxy StarWorld	317	1,514	1,831
Galaxy Cotai Mega Resort (Phase 1)	13	4,072	4,085
Others (Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Corporate office)	49	157	206

At 31st December, 2004, capital expenditure excluding finance costs on Galaxy StarWorld amounted to HK$317 million. The construction and development costs of the remaining phases of Galaxy Cotai Mega Resort are not included in the above figures as these remaining phases are not yet finalised and may be changed to adapt to changing market conditions and demand.

The financing of the remaining cost of Galaxy StarWorld and the development costs of Galaxy Cotai Mega Resort and Galaxy Casino at Cotai City Club is expected to be raised through a combination of debt financing, equity financing and internal cashflows. Development of these projects is subject to development and construction risks and there is no assurance that the projects will be completed on schedule or within budget or that Galaxy can raise sufficient additional financing to complete the projects.

Marketing

VIP market

One feature of Galaxy's city club casinos is their specialisation in VIP gaming. VIP play is typically conducted in semi-private rooms and involves considerably higher stake wagers than those on the main gaming floor.

Galaxy's VIP players are solicited by promoters who make arrangements for the players to come to Macau, play in the casino, and enjoy various facilities and around-the-clock services both inside and outside the casino while they are in Macau. Galaxy pays commissions to its promoters on the basis of the amount of non-negotiable chips bought by the promoter. Other Macau casinos focusing on VIP players are also practicing similar arrangements with promoters.

These promoters are required to be registered under the "35° do Regulamento Administrativo n° 6/2002 — *Licensing of Junket Promoters" of the Macau Gaming Inspection and Coordination* Bureau, which came into force in July 2003. Under the transition arrangements introduced with the licensing regulations, promoters then operating in Macau were permitted to continue business until the first batch of registration applications was considered. Galaxy presently has three promoters working at its VIP rooms. Applications have been submitted to the Macau government for registrations of its three promoters and as well as for other potential promoters.

The registration process for those applications has not yet been completed by the Macau DICJ. Galaxy will require all the promoters who work at its casinos to be duly-registered in compliance with Macau laws and the terms of the Concession. Galaxy will replace those promoters who fail to win registration, through new recruitment.

Mass market

Galaxy believes that one of the factors critical to success in the mass gaming market is the offering of the right amenities and services to general customers, who are generally not predominantly gaming-focused. In order to meet the expectations and satisfy the demand of this customer segment, a carefully-designed and priced mix of gaming facilities as well as appropriate hotel/resort accommodation and leisure facilities are important. Galaxy is aiming to appeal to this sector of the market by offering signature entertainment amenities and distinctive food/beverage and dinning services at Galaxy StarWorld and Galaxy Cotai Mega Resort. Other marketing strategies include introducing and periodically renewing popular games as well as offering competitively priced travel packages and seasonal/festive promotions.

Employees

At 31st December, 2004, Galaxy had 1,250 full time employees, of which 1,190 were employed at Galaxy Casino at Waldo Hotel, including 500 dealers. Galaxy Casino at Waldo Hotel operates for 24 hours a day on three eight-hour shifts.

Taxation

Under the Concession, Galaxy is subject to certain taxes including special gaming taxes of 35%, and levies at 1.6% for promoting education and charity and 2.4% for urban construction and tourism promotion. Galaxy has received an exemption from Macau's corporate income tax on profits from ongoing operations for the five-year period ending 31st December, 2008.

The Concession

A public tender was conducted to grant three concessions to operate "casino games of chance or games of other forms" in Macau. One of three concessions to operate casino games of chance was granted to Galaxy in June 2002. Under the Concession, as supplemented, Galaxy is obliged to develop and open (i) two resort, hotel and casino projects in Macau, (ii) a convention centre by December 2006 and (iii) two city club casinos in Macau. Galaxy is required to make a total *investment of at least MOP8.8 billion (approximately HK$8.5 billion) in development projects in* Macau by June 2009.

Originally Venetian Macau, S.A. and Galaxy were business partners in relation to the Concession and Venetian Macau, S.A. was an investor in Galaxy. It was subsequently agreed that it was in their respective interests to pursue business separately. Pursuant to a sub-concession granted by Galaxy to Venetian Macau, S.A., which is an Independent Third Party, with the prior approval of the Macau government. Venetian Macau, S.A. is now responsible for MOP4.4 billion (approximately HK$4.3 billion) of Galaxy's original MOP8.8 billion (approximately HK$8.5 billion) investment obligation under the Concession and the obligations to construct and develop (i) one of the two required resort, hotel and casino projects, (ii) a convention centre and (iii) one of the two required city club casinos. Galaxy and Venetian Macau, S.A., with approval from Macau government, entered into the sub-concession separately to develop their own gaming businesses.

Although it is stated in the Concession Contract dated 26th June, 2002, as amended, that the *financial liability of "Galaxy Casino S.A." in respect of investment commitments is MOP8.8 billion* (approximately HK$8.5 billion), half of this liability MOP4.4 billion (approximately HK$4.3 billion) was transferred to "Venetian Macau, S.A." under the sub-concession.

Therefore, the investment obligation of "Galaxy Casino S.A." was reduced to MOP4,400,000,000.00 (four thousand four hundred million patacas).

The KWCM Board believes that *as a result of the Macau government approval of the sub-*concession that there would not be any material adverse effect on KWCM, KWIH or Galaxy in the event, however unlikely, that Venetian Macau, S.A. fails to perform its obligations under the sub-concession.

According to materials filed with the Securities and Exchange Commission of the United States of America, the ultimate beneficial owner of Venetian Macau, S.A. is Las Vegas Sands Corp. the common stock of which is listed on the New York Stock Exchange Inc. Las Vegas Sands Corp. is an Independent Third Party.

Galaxy Casino at Waldo Hotel is operated, and all of Galaxy's future gaming operations in Macau will be operated under the Concession. The Concession is exclusively governed by Macau law and Galaxy is subject to the exclusive jurisdiction of the courts of Macau in case of any dispute or conflict relating to the Concession.

The Concession contains various general covenants and obligations and other provisions, the compliance with which is subjective. Galaxy's obligations described generally include:

- To ensure the proper operation and conduct of casino games;
- To employ people with appropriate qualifications;
- To operate and conduct casino games of chance in a fair and honest manner without the influence of criminal activities; and
- To safeguard and ensure Macau's interests in tax revenues from the operation of casinos and other gaming areas.

The Concession expires on 26th June, 2022. Unless the Concession is extended, on that date all of Galaxy's casino operations and related equipment in Macau (but not its hotel, retail or other non-gaming *facilities) will automatically* be transferred to the Macau government without compensation to Galaxy and Galaxy will cease to be entitled to operate any casino or gaming operations permitted under the Concession. Beginning on 26th June, 2017, the Macau government may redeem the Concession by giving Galaxy at least one year's prior notice. According to Clause 5 of Article 78 of the Concession, if the Macau government redeems the Concession then Galaxy will be entitled to fair and reasonable compensation. Such compensation will correspond to the benefit that it has ceased to obtain in consequence of such redemption at its *resort-hotel-casino undertaking as described in the investment plan annexed to the* Concession. The amount of compensation will correspond to the income from such undertaking of Galaxy in the final year prior to the redemption, before deduction of interest, depreciation and amortisation, multiplied by the number of years remaining until expiry of the Concession.

Capital structure of Galaxy

Under Macau law, the managing director of a company operating games of fortune and other casino games must be a Macau permanent resident and hold at least 10% of the voting shares of such company. Galaxy therefore has in issue two classes of shares — Galaxy A Shares and Galaxy B Shares. The Galaxy A Shares make up 10% of the total issued shares in Galaxy. The Galaxy B Shares make up the remaining 90% of the issued shares in Galaxy.

By the articles of association of Galaxy, while both are voting shares, the Galaxy A Shares carry negligible economic interest whereas Galaxy B Shares have effectively full economic interest. The Galaxy A shareholder is only entitled to a 0.000000000000000001% share while the Galaxy B shareholders together are entitled to the remaining 99.999999999999999999% share of Galaxy's annual distributable profit. On a dissolution or liquidation of Galaxy, the Galaxy A shareholder will only be entitled to a return of the amount of capital invested without any right to distribution of the *liquidation assets of Galaxy while the Galaxy B shareholders will be entitled to both a return of* capital invested as well as distribution of liquidation assets. None of the Galaxy A Shares is the subject of the Acquisition. The Acquisition is only of Galaxy B Shares.

In accordance with Macau law, all the Galaxy A Shares are held directly by Mr. Pedro Ho, who is a Macau permanent resident. Mr. Pedro Ho is independent of KWIH, KWCM, the Family Companies and their respective connected persons, save for his interests in Kentlake, Top Notch *and Galaxy referred to in this announcement. Mr. Pedro Ho is the resident managing director of* Galaxy and owns 100% Future Leader. Future Leader is one of the Minority Vendors. He has disposed of his entire interest in Hugo Legend to Honour Link Group Limited. The sole beneficial owner of Honour Link Group Limited is Mr. Suen Suk Hing who is an Independent Third Party.

Financial Information

Based on the audited consolidated income statement of Galaxy prepared in accordance with Hong Kong Financial Reporting Standards for the year ended 31st December, 2003 and for the year ended 31st December, 2004, its audited consolidated profit/(loss) before taxation, audited consolidated taxation, and audited consolidated profit/(loss) after taxation were as follows:

	Year ended 31st December, 2003 *(HK$)*	Year ended 31st December, 2004 *(HK$)*
(Loss)/Profit before taxation	(86,926,296)	72,658,409
Taxation	—	—
(Loss)/Profit after taxation	(86,926,296)	72,658,409

An accountants report on Galaxy will be included in the circular to the shareholders of KWIH and KWCM.

For the purpose of providing more information on Galaxy, a summary of the audited consolidated income statement of Galaxy for the year ended 31st December, 2004 and a summary of the audited consolidated balance sheet at 31st December, 2004 prepared in accordance with Hong Kong Financial Reporting Standards are set out below.

GALAXY CASINO S.A.
Consolidated Income Statement
For the year ended 31st December, 2004

	Note	2004 *HK$*
Revenues from gaming operations	1	123,776,816
Other revenues (interest and fee income)		3,643,504
Administrative expenses		(49,381,050)
Other operating expenses		(1,201,875)
Operating profit		76,837,395
Finance costs		(4,178,986)
Profit before income tax		72,658,409
Income tax		—
Profit for the year		72,658,409

GALAXY CASINO S.A.
Consolidated Balance Sheet
As at 31st December, 2004

	2004 HK$
Assets	
Non-current assets	
Property, plant and equipment	376,749,906
Intangible assets	1,858,889
Other investments	26,000,156
Restricted bank deposits	253,572,027
	658,180,978
Current assets	
Inventories	2,555,655
Amounts due from related parties	42,423,668
Debtors and prepayments	5,390,180
Cash and bank balances	808,490,504
	858,860,007
Total assets	1,517,040,985
Shareholders' equity	
Share capital	194,174,757
Accumulated loss	(96,768,129)
Total equity	97,406,628
Liabilities	
Non-current liabilities	
Loan from immediate holding company	195,008,967
Obligations under finance leases	308,880
	195,317,847
Current liabilities	
Amounts due to related parties	82,009,988
Creditors and accruals	825,087,948
Short-term borrowings	317,000,000
Current portion of obligations under finance leases	218,574
	1,224,316,510
Total liabilities	1,419,634,357
Total equity and liabilities	1,517,040,985

Note 1: Revenues from gaming operations.

	2004 HK$
Net gaming wins	2,994,558,701
Interest income	143,517
Less	
Special gaming tax and funds to the Macau government	(1,170,817,796)
Commission and allowances	(1,173,607,961)
Net entitlements of the Service Providers*	(367,501,321)
Depreciation and amortisation	(3,513,523)
Administrative and others	(155,684,801)
Revenues from gaming operations	123,776,816

* *Note:* Represents marketing and promotional expenses for the provision of a steady flow of customers to its first city club casino.

D. DIRECTORS AND MANAGEMENT OF KWCM

It is not intended there will be any change in the executive or non-executive directors or the management of KWCM as a result of Completion but KWCM may consider inviting certain directors or senior managers of Galaxy to join the KWCM Board.

E. CHANGES TO THE SHAREHOLDING IN KWCM AS A RESULT OF THE ACQUISITION

KWCM will cease to be a subsidiary of KWIH on Completion as a result of the issue of the Consideration KWCM Shares. The beneficial interest in KWCM of Dr. Lui, KWIH, their respective associates and parties acting in concert with them, the directors of KWCM and KWIH and their respective associates and the shareholdings of the public shareholders in KWCM (a) immediately before Completion; (b) immediately after Completion but before exercise of any of the Brightwealth Options or Employee Options; (c) and immediately after Completion and full exercise of the Brightwealth Options and Employee Options are as follows:

	Before Completion No. of KWCM shares	%	Immediately after Completion but before exercise of any of the Brightwealth Options (Note 3) and Employee Options (Note 6) No. of KWCM shares	%	Immediately after Completion and full exercise of the Employee Options (Note 6) but before exercise of any of the Brightwealth Options (Note 3) No. of KWCM shares	%	Immediately after Completion and full exercise of the Brightwealth Options (Note 3) but before exercise of any of the Employee Options (Note 6) No. of KWCM shares	%	Immediately after Completion and full exercise of the Brightwealth Options (Note 3) and Employee Options (Note 6) No. of KWCM shares	%
KWIH	852,775,351	65.74	852,775,351	27.18	852,775,351	27.01	852,775,351	27.18	852,775,351	27.01
The Trusts (including City Lion), Dr. Lui and his spouse	90,380,619	6.97	1,250,830,025	39.87	1,256,130,025	39.78	1,250,830,025	39.87	1,256,130,025	39.78
Lui Family members (other than Dr. Lui and his spouse)	2,184,135	0.17	274,368,695	8.74	262,228,695	8.84	599,984,317	19.12	607,844,317	19.25
Directors of KWCM (other than Lui Family members) (note 4)	1,537,810	0.12	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
Directors of KWIH only (other than Lui Family members) (note 4)	65,306	0.01	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
Mr. Pedro Ho (through Future Leader)	—	—	82,250,410	2.62	82,250,410	2.61	82,250,410	2.62	82,250,410	2.61
Brightwealth (note 5)	—	—	325,615,622	10.38	325,615,622	10.31	—	—	—	—
Public shareholders	350,268,142	27.00	350,268,142	11.16	353,354,142	11.19	350,268,142	11.16	353,354,142	11.19
Total	1,297,191,863	100.0	3,137,711,361	100.0	3,157,337,361	100.0	3,137,711,361	100.0	3,157,337,361	100.0

Notes:

1. The above percentages are calculated on the assumption that other than for the exercise of the Brightwealth Options and the Employee Options there is no change in the issued share capital of KWCM from the date of this announcement to Completion.

2. As stated in the section headed "H. Relevant requirements of the Listing Rules" below, it is the intention of the Family Companies to maintain the listing KWCM on the Stock Exchange after Completion. Appropriate steps will be taken to ensure that not less than 25% of the KWCM Shares will be held by the public immediately after Completion.

3. Details of the Brightwealth Options are set out below in the paragraph headed "Brightwealth Options". Brightwealth, a wholly-owned subsidiary of Guoco Group Limited, is one of the Minority Vendors in the Acquisition and a passive investor in Galaxy. Neither Guoco Group Limited nor its controlling shareholders now hold, and none of them will hold, any management function in either Galaxy or KWCM.

4. Mr. William Lo Chi Chung and Dr. Charles Cheung Wai Bun are both directors of KWCM and of KWIH and own KWCM Shares. Their interests are classified only in "Directors of KWCM (other than Lui Family members)".

5. If and when the Brightwealth Options are exercised in full, the 325,615,622 KWCM shares that will after Completion be held by Brightwealth and the subject of the Brightwealth Options will be owned by Kentlake and Top Notch. Francis Lui holds a controlling interest in Kentlake and Top Notch. Pedro Ho is a minority shareholder in each of Kentlake and Top Notch holding 35% of Kentlake and 13.91% of Top Notch. 231,615,731 KWCM shares will then be owned by Top Notch, and Francis Lui will have a notifiable interest in them under the Securities and Futures Ordinance. 93,999,891 KWCM Shares will then be owned by Kentlake, and both Francis Lui and Mr. Pedro Ho will have notifiable interests in them under the Securities and Futures Ordinance. These shares are classified only in "Lui Family members (other than Dr. Lui and his spouse)" Details of the ownership of Kentlake and Top Notch are set out below in the paragraph headed "Brightwealth Options".

6. As at the date of this announcement, members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 13,160,000 KWCM Shares and other KWCM Directors and KWIH Directors are interested in options, granted under the Employee Options, over an aggregate of 3,380,000 KWCM Shares. Of these options KWCM Directors who are not members of the Lui Family are interested in options over an aggregate of 1,410,000 KWCM Shares and KWIH Directors who are not members of the Lui Family are interested in options over an aggregate of 1,670,000 KWCM Shares. In addition 300,000 options are held by Dr. Charles Cheung Wai Bun who is a director of both KWIH and KWCM. The particulars of Employee Options will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

Brightwealth Options

Brightwealth, one of the Minority Vendors holds 17.32% of the economic interest in Galaxy constituting 15.59% of the voting power, (now to be sold by it under the Acquisition Agreement). It entered into put and call option arrangements with the Option Holders, Kentlake and Top Notch, respectively over its entire interest in the Galaxy Equity Interest independently of the discussions that ultimately led to the Acquisition Agreement.

As a result of Brightwealth entering into the Acquisition Agreement after entering into the Brightwealth Option Deeds, the Option Holders have a Call Option and Brightwealth has a Put Option over Galaxy Shares. Upon Completion, the Consideration KWCM Shares (and the FRNs if any) received by Brightwealth will replace the Galaxy Shares and will continue to be the subject of the Call Option and the Put Option pursuant to the Brightwealth Option Deeds.

Under the Brightwealth Option Deeds, the Call Option will be triggered automatically on Completion and upon repayment of the FRNs (or the receipt of cash in lieu of FRNs) and, when that happens, the beneficial interest in the Consideration KWCM Shares received by Brightwealth will effectively be passed to the Option Holders.

Francis Lui holds a controlling interest in Kentlake and Top Notch. Accordingly, Francis Lui is deemed under the Securities and Futures Ordinance to have a new discloseable interest in 325,615,622 shares of KWCM (231,615,731 KWCM Shares in which Top Notch is interested and 93,999,891 Shares in which Kentlake is interested) representing an additional 10.38% interest in the enlarged issued share capital of KWCM. Mr. Pedro Ho is a minority shareholder in each of Kentlake and Top Notch holding 35% of Kentlake and 13.91% of Top Notch. The balance of Kentlake is held by Mr. Cheng Wing On, Michael, and the balance of Top Notch is held by Mr. Kung Chiu Nam, Edmond. Mr. Cheng Wing On, Michael, and Mr. Kung Chiu Nam, Edmond are Independent Third Parties.

At the date of this announcement, save as disclosed herein, none of the Family Companies, the Lui Family, the KWIH Directors, the KWCM Directors and parties acting in concert with any of them has any interest in any KWCM Shares and/or Employee Options.

F. REASONS FOR THE ACQUISITION

The KWCM Board understands that Galaxy aims to be a leading operator of integrated leisure entertainment services in Macau, providing both gaming and non-gaming facilities to tourists to Macau.

Galaxy holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau. While a limited number of sub-concessions have been granted, the Macau government will not grant additional gaming concessions until 2009. The KWCM Board agrees with Galaxy that the limited number of concessions and sub-concession forms a high barrier for entry into the Macau gaming market. It is also the stated intention of the Macau government to develop Macau into a world-class gaming centre. The KWCM Board shares the view of Galaxy's management that, with Galaxy already operating one city club casino and the development of its Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel projects all underway, Galaxy is well positioned to take advantage of this unique business opportunity to enter into Macau's gaming market. Galaxy, through Galaxy Casino at Waldo Hotel, has already established a significant presence in Macau's VIP gaming market. Supported by a team of seasoned gaming professionals who have extensive experience in managing casinos and leisure/entertainment complex in Australia and across Asia, the KWCM Board believes that through successful integration of gaming facilities into non-gaming leisure with entertainment amenities at its properties, Galaxy will be able to emerge as a significant industry player in the Macau gaming market.

For the financial year ended 31st December, 2003, the consolidated turnover, profit before taxation and profit after taxation of KWCM were respectively HK$1,130,894,000, HK$41,776,000 and HK$42,117,000. As at 31st December, 2003, the consolidated total assets and net assets of KWCM were respectively HK$2,167,130,000 and HK$1,414,263,000.

For the financial year ended 31st December, 2004, the consolidated turnover, profit before taxation and profit after taxation of KWCM were respectively HK$1,299,143,000, HK$43,926,000 and HK$40,065,000. As at 31st December, 2004, the consolidated total assets and net assets of KWCM were respectively HK$2,278,534,000 and HK$1,445,533,000.

KWCM's existing principal business is the manufacture, sale and distribution of construction materials in Hong Kong and the PRC. The acquisition of control of Galaxy provides KWCM a significant presence in Macau's growing tourism, hospitality and gaming industry and presents unique opportunities for growth. In addition, as the gaming industry is largely transacted on a cash basis, cashflows tend to be stronger. The Acquisition therefore is expected to improve KWCM's growth prospects, profitability and cashflows and to provide a valuable diversification.

KWCM has no intention of disposing of its existing business after completion of the Acquisition. KWCM aims to become a major player in the construction materials industry in Greater China, including Mainland China, Hong Kong and Macau. The KWCM Board expects that the sizeable demand for construction materials from the development of Galaxy's future projects in Macau will be beneficial to KWCM's existing construction materials business. KWCM can subsequently leverage its position as a leading construction materials supplier in Hong Kong and certain parts of Eastern China as well as its experience and track record in Macau to develop other opportunities in Mainland China and Hong Kong.

KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia. Presently, through the KWCM Group it manufactures, sells and distributes construction materials in Hong Kong and the PRC. Completion of the Acquisition will result in an immediate and material dilution of KWIH's interest in KWCM. KWCM will cease to be controlled by KWIH and its financial statements will no longer be consolidated with those of KWIH. If KWCM issues new shares to restore the public float of KWCM, KWIH's interest in KWCM may be further diluted. Nevertheless, the executive directors of KWIH believe that the Acquisition (and deemed very substantial disposal) is likely to be of benefit to KWIH. After Completion, the consolidated profit margins of the KWIH Group are expected to improve because the comparatively low margins of the KWCM Group will no longer be taken into account in the consolidated financial statements of the KWIH Group. In addition, KWIH will remain a significant investor in KWCM and the executive directors of KWIH are optimistic about the future prospects of KWCM as owner of Galaxy and of the market value of KWCM Shares, particularly after Galaxy's proposed new facilities are in operation. Based on KWCM's audited consolidated accounts for 2004, profit contribution from KWCM to KWIH after minority interests was HK$22,095,000. After Completion, KWIH's shareholding in KWCM will be reduced from 65.74% to 27.18% (assuming that there will be no change in KWCM's issued share capital from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares at Completion), KWCM will be recognised by KWIH on an equity accounting basis as described below.

The segment for construction materials will no longer be presented in the segment information in KWIH's consolidated financial statements, as upon Completion KWCM will cease to be a subsidiary of KWIH and will become an associated company. Hence KWIH will account for its shareholding in KWCM by equity accounting so that KWIH will recognise the appropriate share of KWCM's profit under "associated company" in its consolidated profit and loss account and account for the investment in KWCM under "associated company" in its consolidated balance sheet.

The executive directors of KWCM consider that the Acquisition is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWCM and its shareholders as a whole. The views and recommendations of the KWCM Independent Board Committee in respect of the transactions contemplated by the Acquisition Agreement will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

The executive directors of KWIH consider that the Acquisition is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and its shareholders as a whole. The views and recommendations of the KWIH Independent Board Committee in respect of the transactions contemplated by the Acquisition Agreement will be set out in the circular to be issued to the KWIH Shareholders and the KWCM Shareholders.

G. NO GENERAL OFFER IMPLICATION

Neither the Family Companies nor parties acting in concert with any of them had in the six months ended on the Last Dealing Date purchased or sold any KWCM Shares. None of them holds any KWCM Shares or has any other interest in the KWCM Shares on the date of this announcement, other than as disclosed herein.

The Trusts together are the single largest and the controlling shareholder of KWIH. KWCM is a subsidiary of KWIH. Through the direct shareholding of City Lion in KWCM and the indirect shareholding through KWIH immediately after Completion, the Trusts will continue to have de facto and Takeovers Code control of KWCM. The Executive has confirmed that the proposed Acquisition and issue of the Consideration KWCM Shares will not result in any general offer obligation under the Takeovers Code.

H. RELEVANT REQUIREMENTS OF THE LISTING RULES

The profits attributable to the Galaxy Equity Interest exceed 100% of the profits of KWCM for the financial year ended 31st December, 2004. The nominal value of the Consideration KWCM Shares exceeds 100% of KWCM's existing issued share capital.

The Purchase Price exceeds 100% of the market capitalisation of KWCM. Each of the Family Companies is a connected person of KWCM. Consequently, pursuant to the Listing Rules, the Acquisition constitutes a very substantial acquisition and a connected transaction for KWCM and is subject to the approval of the KWCM Independent Shareholders.

The Purchase Price exceeds 100% of the market capitalisation of KWIH. Upon Completion, KWCM will cease to be a subsidiary of KWIH. The issue of the Consideration KWCM Shares will give rise to a deemed disposal. The revenue attributable to KWCM for the financial year ended 31st December, 2004 exceeds 75% of the revenue of KWIH for the financial year ended 31st December, 2004. The value of the Consideration KWCM Shares exceeds 75% of the market capitalisation of KWIH. The Family Companies are connected persons of KWIH.

Consequently, for the purposes of the Listing Rules, the Acquisition and issue of the Consideration KWCM Shares at Completion will constitute a very substantial acquisition, a deemed very substantial disposal and a connected transaction for KWIH and is subject to the approval of the KWIH Independent Shareholders.

It is the intention of the Family Companies to maintain the listing of KWCM on the Stock Exchange after Completion. Appropriate steps will be taken to ensure that not less than 25% of the KWCM Shares will be held by the public immediately after Completion. These steps may include the issue of new KWCM Shares and/or placing down by KWIH and/or the Family Companies of some or all of their interest in KWCM to Independent Third Parties.

The Stock Exchange has stated that it will closely monitor the trading in the KWCM Shares and in the KWIH Shares on the Stock Exchange. If the Stock Exchange believes that:

— **a false market exists or may exist in the KWCM Shares or the KWIH Shares; or**

— **there are too few KWCM Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend trading in the KWCM Shares or the KWIH Shares.

I. POSSIBLE MEETING OF HOLDERS OF THE KWIH BONDS

Pursuant to the terms of the KWIH Bonds, it shall be an event of default if KWIH owns, directly or indirectly, less than 30% of the issued share capital of KWCM.

Assuming that there is no change in the issued share capital of KWCM from the date of this announcement to Completion save for the issue of the Consideration KWCM Shares, KWIH will be interested in approximately 27.2% of the total enlarged issued share capital of KWCM immediately after Completion. The KWIH Directors propose either to convene a meeting of holders of the KWIH Bonds for the purpose of passing a resolution or to obtain written consent from sufficient holders (or through such other means including, but not limited to, early redemption) prior to Completion so as to ensure that no event of default will be triggered under the KWIH Bonds.

J. LAW

After Completion, KWCM will in its capacity as the controlling shareholder of Galaxy seek to ensure that Galaxy operates casinos only in compliance with all applicable laws and does not breach the Gambling Ordinance of Hong Kong or any other relevant laws and in compliance with the requirements of the guidelines issued by the Stock Exchange in relation to "Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers" dated 11th March, 2003. If it fails to do so, the Stock Exchange may, depending on the circumstances of the case, seek to direct KWCM to take remedial actions, and/or suspend dealings in, or cancel the listing of, the KWCM Shares under Rule 6.01 of the Listing Rules.

K. GAIN ON DISPOSAL BY KWIH

Immediately upon Completion and assuming that there will be no change in the issued share capital of KWCM from the date of this announcement and up to Completion (save for the issue of the Consideration KWCM Shares), KWIH's interest in KWCM will be diluted from approximately 65.74% to approximately 27.18%. This will constitute a deemed disposal by KWIH of its interest in KWCM under the Listing Rules. Upon Completion, KWIH's share of KWCM's consolidated net assets following issue of the Consideration KWCM Shares at HK$8 each, is estimated to increase to approximately HK$4,391,793,000. KWIH's gain on the deemed disposal of its equity interest in KWCM is estimated to amount to approximately HK$3,446,000,000. On Completion, KWCM will no longer be a subsidiary of KWIH and will become an associated company of the KWIH Group and its results and assets and liabilities will be recognised by the equity method of accounting in the consolidated financial statements of KWIH.

The estimated gain on such deemed disposal by KWIH is calculated on the basis of the Purchase Price and the price of Consideration KWCM Shares at HK$8 each. The actual amount to be recognized in KWIH's consolidated profit and loss account will be adjusted based on the actual market price of the KWCM Shares on the date of Completion.

L. PRINCIPAL SHAREHOLDERS OF GALAXY

Galaxy is today principally owned by the Family Companies and the Minority Vendors. The Family Companies acquired their respective interests in Galaxy at an aggregate cost of MOP630,367,000 (approximately HK$612,006,796) under and pursuant to a shareholders internal reorganisation, which took place in Macau on 3rd February, 2005. At the same time, Hugo Legend acquired its 1.8% voting interest in Galaxy and Brightwealth acquired its 15.59% voting interest in Galaxy. Brightwealth was not previously a shareholder of Galaxy.

The Family Companies acquired their interest in Galaxy principally through subscription of new shares issued on increase of capital by Galaxy, and as to a small part, through purchase of existing shares in Galaxy from Galaxy Resort S.A. Prior thereto, Galaxy Resort S.A. was the major controlling shareholder of Galaxy (holding 90% of the 200,000,000 Galaxy Shares then in issue). Dr. Lui ultimately beneficially owns 54.29% of Galaxy Resort S.A.

Mr. Pedro Ho, the owner of Future Leader and the resident managing director of Galaxy, owns all the Galaxy A Shares. He is a native resident of Macau and a businessman. Mr. Pedro Ho has extensive relationships in business and the Macau gaming market and with the Macau government. The Galaxy A Shares carry negligible economic rights and can be transferred only with the consent of the Macau government.

On 29th March, 2005, Hugo Legend agreed to sell its entire 1.8% voting interest in Galaxy to Future Leader, which sale is conditional upon approval by the Macau government and the sale is expected to complete shortly.

M. INFORMATION ON THE VENDORS

Save as disclosed in this announcement, the Minority Vendors and their respective ultimate beneficial owners are Independent Third Parties of KWCM and KWIH, and their respective connected persons. All the Minority Vendors are investment holding companies and none has disclosed any interests in either KWIH or KWCM under the Listing Rules and/or the Securities and Futures Ordinance (other than the interests which arise under the Acquisition Agreement and the Brightwealth Options). Information about the Family Companies is set out in the next section below.

Guoco Group Limited is the ultimate beneficial owner of Brightwealth. Pedro Ho is the ultimate beneficial owner of Future Leader. None of them, nor any of their associates, has disclosed any interest in either KWIH or KWCM under the Listing Rules and/or Part XV of the Securities and Futures Ordinance (other than the interests which arise under the Acquisition Agreement and the Brightwealth Options).

N. FAMILY COMPANIES

KWIH is the controlling shareholder of KWCM and thus a connected person of KWCM. The Trusts are the controlling shareholder of KWIH and thus a connected person of each of KWIH and KWCM. Each of Dr. Lui, Mr. Francis Lui and Ms. Paddy Lui Wai Yu is a director of KWIH and KWCM. City Lion is an asset of the Principal Trust and the other Family Companies belong to Francis Lui and Lawrence Lui. As members of the Lui Family are discretionary objects of the Trusts, each is a connected person of both KWIH and KWCM.

O. GENERAL

The KWCM Board proposes that the name of KWCM be changed to Galaxy Entertainment Group Limited (銀河娛樂集團有限公司). The proposed change of name is subject to approval by the shareholders of KWCM by way of a special resolution at the KWCM EGM. The KWCM Board is of the opinion that the proposed new name of KWCM will better reflect the principal business focus of the KWCM Group after the Acquisition.

The KWCM Independent Board Committee comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam, has been constituted to make recommendations to the KWCM Independent Shareholders in relation to the Acquisition. KWCM has appointed Commerzbank AG as the independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders in relation to the Acquisition.

The KWIH Independent Board Committee comprising of Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield has been constituted to make recommendations to the KWIH Independent Shareholders in relation to the Acquisition. KWIH has appointed Anglo Chinese Corporate Finance, Limited as an independent financial adviser to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders in relation to the Acquisition.

A circular containing inter alia further particulars of the Acquisition and Galaxy as required by the Listing Rules, the recommendations of the KWIH Independent Board Committee and of the KWCM Independent Board Committee in respect of the Acquisition, letters of advice from the independent financial advisers to the KWIH Independent Board Committee and the KWIH Independent Shareholders and from the independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, an accountants' report on Galaxy, property valuation reports on the property interests of Galaxy, the KWCM Group and the KWIH Group and notices convening the KWIH SGM and the KWCM EGM will be sent to the KWIH Shareholders and the KWCM Shareholders as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent, the Acquisition may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the KWCM Shares and/or in the KWIH Shares.

P. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the meanings set opposite them below:

"Acquisition"	the proposed acquisition of the Galaxy Equity Interest by Canton Treasure pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the Acquisition Agreement dated 14th March, 2005 among the Family Companies, Hugo Legend, the Minority Vendors, Canton Treasure and KWCM, in relation to, inter alia, the Acquisition, as amended by the Supplemental Agreement;
"associates"	the meaning ascribed to it in the Listing Rules;
"Brightwealth"	Brightwealth Investments Limited, a company incorporated in the British Virgin Islands and a subsidiary of Guoco Group Limited, the latter of which is listed in Hong Kong;
"Brightwealth Options"	the put and call options between Brightwealth, Kentlake and Top Notch referred to above in the section headed "Brightwealth Options";
"Brightwealth Option Deeds"	two deeds each dated 3rd February, 2005 between Brightwealth and each of the Option Holders in respect of the Option;
"business day"	a day (other than a Saturday) on which banks are open for business in Hong Kong;
"Call Option"	the option granted by Brightwealth under the relevant Brightwealth Option Deeds to the Option Holders to require Brightwealth to sell its Galaxy Shares;
"Canton Treasure"	Canton Treasure Group Ltd, a company incorporated in the British Virgin Islands and wholly-owned by KWCM;
"City Lion"	City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;
"Completion"	completion of the sale and purchase of the Galaxy Equity Interest pursuant to the Acquisition Agreement;
"Concession"	a Concession Contract of the Macau Special Administrative Region for the Operation of Games of Fortune or Chance or Other Casino Games between Macau and Galaxy dated 26th June, 2002, as amended and supplemented by a supplemental agreement dated 19th December, 2002;
"Consideration KWCM Shares"	1,840,519,798 new KWCM Shares to be issued by KWCM as part of the consideration for the Acquisition;
"Dr. Lui"	Dr. Lui Che Woo, a director of KWIH and of KWCM;
"Employee Options"	options to subscribe for an aggregate of 19,626,000 KWCM Shares granted pursuant to the employee share option schemes of KWCM adopted on 10th September, 1996 and 30th May, 2002 respectively and outstanding at the date of this announcement, with exercise prices per KWCM Share ranging from HK$0.514 to HK$0.5333;
"Executive"	the executive director of the Corporate Finance Division of the SFC;
"Family Companies"	City Lion, Netfinity and Recurrent Profits;
"Francis Lui"	Mr. Francis Lui Yiu Tung, a director of KWCM and of KWIH, a son of Dr. Lui and a member of the Lui Family;
"FRNs"	unsecured fixed rate notes up to the aggregate principal amount of HK$3,681,039,603 that will mature 13 months after issue that may be issued by KWCM to the Vendors at Completion;
"Future Leader"	Future Leader Management Limited, a company incorporated in the British Virgin Islands and ultimately beneficially owned by Mr. Pedro Ho;
"Galaxy"	Galaxy Casino S.A. (and including its subsidiaries, unless the context otherwise requires);
"Galaxy A Shares"	voting shares of MOP1,000 each in the capital of Galaxy with rights as described under the section headed "Capital structure of Galaxy";
"Galaxy B Shares"	voting shares of MOP1,000 each in the capital of Galaxy with rights as described under the section headed "Capital structure of Galaxy";
"Galaxy Equity Interest"	838,719 Galaxy B Shares representing 97.9% of the economic interest in Galaxy;
"Galaxy Shares"	Galaxy A Shares and Galaxy B Shares;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hugo Legend" — Hugo Legend Asia Corporation Limited, a company incorporated in the British Virgin Islands and ultimately wholly-owned by Mr. Pedro Ho on the date the Acquisition Agreement was first signed but which was sold to Honour Link Group Limited as disclosed herein

"Independent Third Party" —
- in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with KWCM, Dr. Lui or their respective associates with respect to KWIH for the purpose of the Takeovers Code; and
- in respect of KWCM, a person who and whose ultimate beneficial owner, to the best knowledge information and belief of the directors of KWCM having made all reasonable enquiries, is a third party independent of and not connected with KWCM, the Family Companies, or any connected persons of KWCM and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to KWCM for the purposes of the Takeovers Code;

in each case as "connected" is interpreted for the purposes of the Listing Rules

"Kentlake" — Kentlake International Investments Limited, a company incorporated in the British Virgin Islands and controlled by Francis Lui;

"KWCM" — K. Wah Construction Materials Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;

"KWCM Board" — the board of KWCM Directors;

"KWCM Directors" — the directors of KWCM;

"KWCM EGM" — the extraordinary general meeting of KWCM to be convened for the purpose of approving, among other matters, the Acquisition, an increase of the authorised share capital of KWCM and other transactions contemplated under the Acquisition Agreement;

"KWCM Group" — KWCM and its subsidiaries;

"KWCM Independent Board Committee" — an independent committee of the KWCM Board established to advise KWCM Independent Shareholders on the Acquisition;

"KWCM Independent Shareholders" — holders of KWCM Shares other than KWIH, the Trusts, Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates;

"KWCM Shares" — shares of HK$0.10 each in the capital of KWCM;

"KWCM Shareholder(s)" — holder(s) of KWCM Shares;

"KWIH" — K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;

"KWIH Board" — the board of KWIH Directors;

"KWIH Bonds" — HK$864,260,000 (initial principal amount) 0.50% Guaranteed Convertible Bonds due 2009, convertible into fully-paid KWIH Shares and issued by a wholly owned subsidiary of KWIH;

"KWIH Directors" — the directors of KWIH;

"KWIH Group" — KWIH and its subsidiaries;

"KWIH Independent Board Committee" — an independent committee of the KWIH Board established to advise KWIH Independent Shareholders on the Acquisition;

"KWIH Independent Shareholders" — holders of KWIH Shares other than the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates;

"KWIH SGM" — the special general meeting of KWIH to be convened for the purpose of approving, among other matters, the Acquisition;

"KWIH Shares" — shares of HK$0.10 each in the capital of KWIH;

"KWIH Shareholders" — holder(s) of KWIH Shares;

"Last Dealing Date" — 4th March, 2005, being the last trading day for the KWCM Shares and the KWIH Shares prior to the suspension of dealings in KWCM Shares and KWIH Shares on 7th March, 2005;

"Lawrence Lui" — Lawrence Lui Yiu Nam, a son of Dr. Lui and a member of the Lui Family;

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange;

"Lui Family" — all the sons and daughters of Dr. Lui, namely Francis Lui, Lawrence Lui, Ms. Paddy Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies owned by them;

"Macau" — Macau Special Administrative Region of the PRC;

"Macau DICJ" — Direccão de Inspecção e Coordenação de Jogos de Macau, or the Gaming Inspection and Coordination Department of Macau;

"Minority Vendors" — Brightwealth and Future Leader which together hold 21.9% of the issued voting shares in Galaxy (representing 24.3% of the economic interest in Galaxy), each of which is, as at the date of this announcement, an Independent Third Party in respect of KWIH and KWCM;

"MOP" — Macau patacas;

"Netfinity" — Netfinity Assets Corporation, a company incorporated in the British Virgin Islands, and wholly-owned by Lawrence Lui;

"Option" — the Put Option and the Call Option, as the context may indicate;

"Option Holders" — Kentlake and Top Notch;

"PRC" or "Mainland China" — The People's Republic of China, excluding Hong Kong, Macau and Taiwan;

"Principal Trust" — a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;

"promoters" or "VIP promoters" — individuals who engage in the activity of promotion of games of fortune and other games in casinos in exchange for a commission or other remuneration paid by the concessionaire;

"Purchase Price" — HK$18,405,198,023;

"Put Option" — the option granted to Brightwealth under the relevant Brightwealth Option Deed to Brightwealth to require the Option Holders to buy Galaxy Shares;

"Recurrent Profits" — Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Francis Lui;

"Secondary Trust" — a second discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;

"SFC" — the Securities and Futures Commission of Hong Kong;

"SJM" — Sociedade de Jogos de Macau, S.A.;

"Stock Exchange" — The Stock Exchange of Hong Kong Limited;

"Supplemental Agreement" — a supplemental agreement dated 1st April, 2005 between the parties to the Acquisition Agreement;

"Takeovers Code" — the Hong Kong Code on Takeovers and Mergers;

"Top Notch" — Top Notch Opportunities Limited, a company incorporated in the British Virgin Islands and controlled by Francis Lui;

"Trusts" — the Principal Trust and the Secondary Trust, the trustee of both of which is the HSBC International Trustee Limited;

"UBS Investment Bank" — a business group of UBS AG;

"US$" — United States dollars, the lawful currency of the United States of America;

"Vendors" — Family Companies and the Minority Vendors;

"VIP" — table gaming dedicated to special gaming or gamblers, especially each table in operation in a special, gaming hall or area;

"Wealth Access" — Wealth Access Holdings Limited, a company incorporated in the British Virgin Islands and owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee who are both Independent Third Parties of KWIH and KWCM (and, so far as KWCM and KWIH know, are independent of Galaxy and of connected persons of Galaxy) and their connected persons. It is a Galaxy shareholder but not a Minority Vendor; and

"Wise Gain" — Wise Gain Profits Limited, a company incorporated in the British Virgin Islands owned as to 90% by Wealth Access and as to 10% by Galaxy.

Trading in the KWIH Shares and KWCM Shares on the Stock Exchange was suspended at the request of KWIH and KWCM with effect from 9:30 a.m. on 7th March, 2005 pending the release of this announcement. KWIH and KWCM respectively have applied for a resumption of trading in the KWIH Shares and KWCM Shares with effect from 9:30 a.m. on 19th April, 2005. Further announcements will be made if and when appropriate.

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Lui Wai Yu; the non-executive directors of KWIH are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited*
SEAMAN KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
KITTY CHAN Lai Kit
Company Secretary

Hong Kong, 18th April, 2005

Sums in this announcement expressed in MOP have been translated into HK$ at the rate MOP1.03 = HK$1.

Sums in this announcement expressed in US dollars have been translated into HK$ at the rate US$1.00 = HK$7.8.

Some numbers in this announcement have been rounded and are therefore approximate.

* *For identification only*



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

股東週年大會通告

茲訂於二零零五年四月二十八日星期四上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層翡翠廳召開二零零五年嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零四年十二月三十一日止年度之賬目及董事會與核數師報告書；
2. 宣派截至二零零四年十二月三十一日止年度末期股息；
3. 選舉董事，及厘定董事袍金；
4. 委聘核數師，並授權董事會釐定其酬金；
5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「動議：

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「動議：

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「動議授權本公司董事會，就載有本議案之大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

承董事會命
公司秘書
陳麗淑

香港，二零零五年四月四日

附註：

一、 本公司將於二零零五年四月二十二日至二零零五年四月二十八日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 股東週年大會之代表委任表格已隨年報郵寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第3項，呂耀東先生及張惠彬博士將於二零零五年股東週年大會輪席告退，彼等表示如再度獲選，願繼續留任。由董事會委任的新任董事葉樹林博士之任期於二零零五年股東週年大會屆滿，惟表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨年報附上之通函。

五、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。

六、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內之新增股份。

於本通告日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顧志宏先生及葉樹林博士。



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

APPOINTMENT OF DEPUTY MANAGING DIRECTOR

The Board of Directors of K. Wah Construction Materials Limited (the "Company") has pleasure to announce that Mr. Joseph Chee Ying Keung is appointed Deputy Managing Director of the Company with effect from 12th April 2005.

Mr. Chee, aged 47, is an executive director of the Company and is a director of a number of subsidiaries of the Company. Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 23 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

Apart from being an executive director of the Company, he did not hold any directorship in any listed public company in the past three years.

Mr. Chee's service contract does not provide for a specified length of service period. His emoluments comprise an annual package of HK$1,920,000, a director's fee to be proposed by the Board and approved by shareholders of the Company at the subsequent year's annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Chee does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, he has interests in 1,350,000 shares and 1,000,000 share options of the Company.

Save as disclosed above, the Board is not aware of any other matters that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Chee as Deputy Managing Director of the Company.

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 13th April 2005

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

委任副董事總經理

嘉華建材有限公司(「本公司」)董事會欣然宣佈，徐應強先生獲委任為本公司之副董事總經理，生效日期為二零零五年四月十二日。

徐先生，四十七歲，為本公司之執行董事，亦為本公司多間附屬公司之董事。徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十三年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。

除出任本公司之執行董事外，彼於過去三年內並無在任何上市公眾公司擔任任何董事職務。

徐先生之服務合約並無固定服務年期。彼之酬金包括年薪組合港幣1,920,000元，由董事會建議並經股東在於隨後一屆股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。徐先生之酬金乃參考其於本公司之職責及責任、本公司之業績表現及盈利、本公司之酬金政策以及市場基準釐定。

徐先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼持有本公司1,350,000股股份及1,000,000份認股權。

除上文所披露者外，就徐先生獲委任為本公司之副董事總經理一事，董事會並不知悉有任何其他需要本公司股東知悉之事宜。

承董事會命
公司秘書
陳麗潔

香港，二零零五年四月十三日

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 28th April 2005 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2004;
2. To declare a final dividend for the year ended 31st December 2004;
3. To elect directors and fix the directors' remuneration;
4. To re-appoint auditors and authorise the directors to fix their remuneration;
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 **"THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 **"THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 **"THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 4th April 2005

Notes:

1. The register of members will be closed from 22nd April 2005 to 28th April 2005, both days inclusive, during which period no transfer of shares will be effected.
2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.
3. A form of proxy for use in connection with the annual general meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.
4. Concerning agenda item 3 above, Mr. Francis Lui Yiu Tung and Dr. Charles Cheung Wai Bun will retire by rotation at the 2005 Annual General Meeting and, being eligible, offer themselves for re-election. Dr. William Yip Shue Lam, being a new director appointed by the Board, shall hold office until the 2005 Annual General Meeting and, being eligible, offers himself for re-election. Details of the above directors are set out in the circular enclosed with the Annual Report.
5. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in the circular enclosed with the Annual Report.
6. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.

As at the date of this notice, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零四年十二月三十一日止年度之業績公佈

業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零四年十二月三十一日止年度之營業額為港幣1,299,143,000元，較去年增加港幣168,249,000元。

本集團截至二零零四年十二月三十一日止年度之已審核股東應佔溢利為港幣33,423,000元，較去年減少港幣6,782,000元。

末期股息

董事會議決於二零零五年四月二十八日召開之股東週年大會上，建議於二零零五年六月十日向於二零零五年四月二十八日名列本公司股東名冊內之股東派發截至二零零四年十二月三十一日止年度末期之現金股息，每股1仙，共需港幣12,971,000元。(二零零三年：以股代息之末期股息，每股1仙，共需港幣12,690,000元，股東可選擇收取現金以代替股份股息。)

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	1	1,299,143	1,130,894
銷售成本		(1,248,459)	(1,085,600)
毛利		50,684	45,294
其他收益	1	21,355	21,527
其他營運收入		27,218	44,132
行政費用		(54,376)	(48,538)
其他營運費用		(15,084)	(23,003)
經營溢利	2	29,797	39,412
財務費用	3	(3,864)	(5,508)
應佔溢利減虧損			
共同控制實體		14,622	6,874
聯營公司		3,371	998
除稅前溢利		43,926	41,776
稅項(支出)／抵免	4	(3,861)	341
除稅後溢利		40,065	42,117
少數股東權益		(6,642)	(1,912)
股東應佔溢利		33,423	40,205
股息		(25,804)	(25,168)
		港仙	港仙
每股盈利	5	2.6	3.2
每股股息			
中期	6	1	1
末期(擬派)	6	1	1

附註：

1. 營業額和業績

本集團主要於香港及中國內地從事生產、銷售和分銷建築材料，並沒有其他重大河分部業務。

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
建築材料銷售	1,299,143	1,130,894
其他收益		
租金收入	13,138	12,292
利息收入		
借款予同系附屬公司	579	5,169
借款予共同控制實體	981	—
其他應收款	3,940	—
銀行存款	1,396	2,545
遞延應收賬款	1,321	1,521
	21,355	21,527
總收益	1,320,498	1,152,421

營業額及經營溢利按地區分析如下：

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
香港	461,800	537,482
中國內地	837,343	593,412
	1,299,143	1,130,894
經營溢利		
香港	9,066	13,831
中國內地	20,731	25,581
	29,797	39,412

6. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
中期股息附現金選擇權，每股1仙 (二零零三年：每股1仙)	12,833	12,478
建議末期現金股息，每股1仙 (二零零三年：以股代息附現金選擇權每股1仙)	12,971	12,690
	25,804	25,168

董事會建議末期現金股息，每股1仙(二零零三年：以股代息附現金選擇權每股1仙)。此股息將於截至二零零五年十二月三十一日止年度列作盈餘儲備分派。

管理層之討論及分析

業務回顧及展望

概覽

截至二零零四年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣1,299,000,000元及港幣33,000,000元，去年則分別為港幣1,131,000,000元及港幣40,000,000元。集團之營業額較往年有輕微增長。但股東應佔溢利較去年下跌百分之十七。去年之股東應佔溢利包括港幣28,000,000元出售一營運權之收益。若撇除此項收益，本年度之股東應佔溢利實質上較去年上升。在中國內地的新項目於年內陸續投產並開始為本集團提供盈利貢獻。

香港業務

香港經濟在年內呈現生機，市場氣氛改善。失業率已見頂回落而地產市道亦錄得可觀的增長。社會各階層在改善的營商環境中均能受惠，唯建築業市道仍然低迷。在二零零四年，香港建材業務要面對委縮之市場需求而於年內新落成之樓宇數量較往年大幅減少。縱使在這個極具挑戰之營商環境下，本集團仍能達至目標，提供穩定之營運收益。在市場需求不斷減少的情況下，集團仍能獲取此等業績，正再一次反映集團具持續改善營運效益之能力。

集團在惠東大亞灣之預製混凝土項目於年內為集團提供了理想之盈利貢獻，而於二零零四年二月投產之管樁廠亦達至預期之目標，並成功在周邊市場建立了穩定之客戶基礎。

本集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

在香港經濟持續改善及泛珠三角洲地區不斷發展之情況下，集團期望在區內提供之盈利貢獻於來年將有所增加。

集團將繼續緊握來自香港及珠三角洲地區之發展所帶來的商機。

中國內地業務

集團在內地拓展業務策略之成果於年內已開始顯現。在二零零四年內地業務已佔集團之營業額及盈利貢獻超過百分之五十。新項目於年內正依原定計劃進行。當此等項目陸續投產後，將為集團未來之盈利提供持續增長之動力。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。集團在上海、南京及馬鞍山之預製混凝土業務均為集團於年內提供盈利貢獻。集團於湖州之石礦場之表現已達至預期目標。現正供應石料予集團於上海之預製混凝土廠及管樁廠。集團佔30%權益與馬鞍山鋼鐵集團成立之合營企業已依計劃於近期投產，生產及銷售礦渣微粉。

集團在廣州之水泥業務於年內繼續提供盈利貢獻。集團佔50%權益之廣州市嘉華南方水泥有限公司已擴充了生產設備以應付日益增長之市場需求。集團佔35%權益與廣東韶關鋼鐵集團成立之合營企業於年內已完成建廠工程。該合營企業將生產及銷售礦渣微粉並計劃在短期內投產。

在北京，集團之預製混凝土業務持續增長並為集團提供盈利貢獻。集團佔40%權益與首鋼集團成立之合營企業已於年內投產，生產及銷售礦渣微粉並為集團提供盈利貢獻。

在二零零四年八月，集團與昆明鋼鐵集團簽訂協議在昆明成立合營企業生產及銷售水泥及礦渣微粉。集團佔合營企業30%權益，該合營企業已按計劃於年內投產。

科技投資

集團繼續維持一個與往年相若之平衡投資組合。於二零零四年十二月三十一日在科技投資之總額為港幣115,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零四年十二月三十一日，股東權益由二零零三年十二月三十一日之港幣1,414,000,000元增加百分之二點三至港幣1,446,000,000元，集團總資產則達港幣1,925,000,000元，與二零零三年十二月三十一日之港幣1,778,000,000元比較，增加百分之八點三。

負債比率定義為未償還之總借款金額，扣除現金與總資產相比，本集團之負債比率處於低水平，於二零零四年為百分之七，二零零三年無實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團在二零零四年十二月三十一日之現金及銀行結餘為港幣171,000,000元，二零零三年十二月三十一日則為港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣226,628,000元(二零零三年：港幣231,966,000元)的房地產已抵押予銀行作為對集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣289,804,000元(二零零三年：港幣291,516,000元)向銀行作出擔保。於二零零四年十二月三十一日已動用之信貸額為港幣104,792,000元(二零零三年：港幣108,490,000元)。

僱員及薪酬政策

	附註	二零零四年	二零零三年
股息		(25,804)	(25,168)
		港仙	港仙
每股盈利	5	2.6	3.2
每股股息			
中期	6	1	1
末期(擬派)	6	1	1

附註：

1. 營業額和業績

本集團主要於香港及中國內地從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
建築材料銷售	1,299,143	1,130,894
其他收益		
租金收入	13,138	12,292
利息收入		
借款予同系附屬公司	579	5,169
借款予共同控制實體	981	—
其他應收款	3,940	—
銀行存款	1,396	2,545
遞延應收賬款	1,321	1,521
	21,355	21,527
總收益	1,320,498	1,152,421

營業額及經營溢利按地區分析如下：

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
香港	461,800	537,482
中國內地	837,343	593,412
	1,299,143	1,130,894
經營溢利		
香港	9,066	13,831
中國內地	20,731	25,581
	29,797	39,412

2. 經營溢利

經營溢利已計入：

	二零零四年 港幣千元	二零零三年 港幣千元
出售管理權收益	—	28,260
負商譽攤銷	632	632
及扣除：		
折舊	77,130	67,022
攤銷		
石礦場之發展費用	1,780	1,284
清除表土費用	16,400	14,391
出售上市投資的虧損／(溢利)	2,893	(2,372)
上市投資未變現虧損／(收益)	933	(2,180)
出售貨物成本	1,141,258	952,187

3. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出		
銀行貸款及透支	3,864	5,508

4. 稅項(支出)／抵免

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	(78)	(150)
中國內地所得稅	(2,217)	(1,578)
遞延稅項	—	3,061
	(2,295)	1,333
共同控制實體		
中國內地所得稅	(756)	(848)
聯營公司		
香港利得稅	(810)	(144)
	(3,861)	341

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十七點五(二零零三年：百分之十七點五)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 每股盈利

每股盈利乃根據股東應佔溢利港幣33,423,000元(二零零三年：港幣40,205,000元)及年內已發行股份1,276,189,000股(二零零三年：1,247,373,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零四年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

際利潤已回復正常。集團在上海、南京及馬鞍山之預製混凝土業務均為集團於年內提供盈利貢獻。集團於湖州之石礦場之表現已達至預期目標。現正供應石料予集團於上海之預製混凝土廠及管樁廠。集團佔30%權益與馬鞍山鋼鐵集團成立之合營企業已依計劃於近期投產，生產及銷售礦渣微粉。

集團在廣州之水泥業務於年內繼續提供盈利貢獻。集團佔50%權益之廣州市高華南方水泥有限公司已擴充了生產設備以應付日益增長之市場需求。集團佔35%權益與廣東韶關鋼鐵集團成立之合營企業於年內已完成建廠工程。該合營企業將生產及銷售礦渣微粉並計劃在短期內投產。

在北京，集團之預製混凝土業務持續增長並為集團提供盈利貢獻。集團佔40%權益與首鋼集團成立之合營企業已於年內投產，生產及銷售礦渣微粉並為集團提供盈利貢獻。

在二零零四年八月，集團與昆明鋼鐵集團簽訂協議在昆明成立合營企業生產及銷售水泥及礦渣微粉。集團佔合營企業30%權益，該合營企業已按計劃於年內投產。

科技投資

集團繼續維持一個與往年相若之平衡投資組合。於二零零四年十二月三十一日在科技投資之總額為港幣115,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零四年十二月三十一日，股東權益由二零零三年十二月三十一日之港幣1,414,000,000元增加百分之二點三至港幣1,446,000,000元，集團總資產則達港幣1,925,000,000元，與二零零三年十二月三十一日之港幣1,778,000,000元比較，增加百分之八點三。

負債比率定義為未償還之總借款金額，扣除現金與總資產相比，本集團之負債比率處於低水平，於二零零四年為百分之七，二零零三年無實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團在二零零四年十二月三十一日之現金及銀行結餘為港幣171,000,000元，二零零三年十二月三十一日則為港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣226,628,000元(二零零三年：港幣231,966,000元)的房地產已抵押予銀行作為對集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣289,804,000元(二零零三年：港幣291,516,000元)向銀行作出擔保。於二零零四年十二月三十一日已動用之信貸額為港幣104,792,000元(二零零三年：港幣108,490,000元)。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約2,061人(不包括聯營公司及共同控制實體)，僱員開支合共港幣156,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

購入、出售及贖回股份

本公司於截至二零零四年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

董事會對葉樹林博士於二零零四年十二月三十日獲委任為本公司之獨立非執行董事，並將彼之寶貴經驗貢獻予本集團表示歡迎。

暫停辦理登記手續

本公司將於二零零五年四月二十二日至二零零五年四月二十八日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取擬派末期股息，一切過戶文件連同有關之股票須於二零零五年四月二十一日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內，一直遵守於二零零四年十二月三十一日前有效之香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之附錄十四所載之最佳應用守則。

刊載進一步資料

於二零零四年三月三十一日前有效之上市規則附錄十六第45(1)至45(3)段所規定(在過渡安排下仍適用於二零零四年七月一日前開始之會計期間刊發之業績公佈)之全部資料，將於稍後時間分別在本公司及聯交所網頁上登載。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
公司秘書
陳麗潔

香港，二零零五年三月三日

註冊辦事處：
香港北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com

	附註	港仙	港仙
每股盈利	5	2.6	3.2
每股股息			
中期	6	1	1
末期(擬派)	6	1	1

附註：

1. 營業額和業績

本集團主要於香港及中國內地從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
建築材料銷售	1,299,143	1,130,894
其他收益		
租金收入	13,138	12,292
利息收入		
借款予同系附屬公司	579	5,169
借款予共同控制實體	981	—
其他應收款	3,940	—
銀行存款	1,396	2,545
遞延應收賬款	1,321	1,521
	21,355	21,527
總收益	1,320,498	1,152,421

營業額及經營溢利按地區分析如下：

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
香港	461,800	537,482
中國內地	837,343	593,412
	1,299,143	1,130,894
經營溢利		
香港	9,066	13,831
中國內地	20,731	25,581
	29,797	39,412

2. 經營溢利

經營溢利已計入：

	二零零四年 港幣千元	二零零三年 港幣千元
出售營運權收益	—	28,260
負商譽攤銷	632	632
及扣除：		
折舊	77,130	67,022
攤銷		
石礦場之發展費用	1,780	1,284
清除表土費用	16,400	14,391
出售上市投資的虧損／(溢利)	2,893	(2,372)
上市投資未變現虧損／(收益)	933	(2,180)
出售貨物成本	1,141,258	952,187

3. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出		
銀行貸款及透支	3,864	5,508

4. 稅項(支出)／抵免

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	(78)	(150)
中國內地所得稅	(2,217)	(1,578)
遞延稅項	—	3,061
	(2,295)	1,333
共同控制實體		
中國內地所得稅	(756)	(848)
聯營公司		
香港利得稅	(810)	(144)
	(3,861)	341

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十七點五(二零零三年：百分之十七點五)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 每股盈利

每股盈利乃根據股東應佔溢利港幣33,423,000元(二零零三年：港幣40,205,000元)及年內已發行股份1,276,189,000股(二零零三年：1,247,373,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零四年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

礦渣微粉。

集團在廣州之水泥業務於年內繼續提供盈利貢獻。集團佔50%權益之廣州市嘉華南方水泥有限公司已擴充了生產設備以應付日益增長之市場需求。集團佔35%權益與廣東韶關鋼鐵集團成立之合營企業於年內已完成建廠工程。該合營企業將生產及銷售礦渣微粉並計劃在短期內投產。

在北京，集團之預製混凝土業務持續增長並為集團提供盈利貢獻。集團佔40%權益與首鋼集團成立之合營企業已於年內投產，生產及銷售礦渣微粉並為集團提供盈利貢獻。

在二零零四年八月，集團與昆明鋼鐵集團簽訂協議在昆明成立合營企業生產及銷售水泥及礦渣微粉。集團佔合營企業30%權益，該合營企業已按計劃於年內投產。

科技投資

集團繼續維持一個與往年相若之平衡投資組合。於二零零四年十二月三十一日在科技投資之總額為港幣115,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零四年十二月三十一日，股東權益由二零零三年十二月三十一日之港幣1,414,000,000元增加百分之二點三至港幣1,446,000,000元，集團總資產則達港幣1,925,000,000元，與二零零三年十二月三十一日之港幣1,778,000,000元比較，增加百分之八點三。

負債比率定義為未償還之總借款金額，扣除現金與總資產相比，本集團之負債比率處於低水平，於二零零四年為百分之七，二零零三年無實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團在二零零四年十二月三十一日之現金及銀行結餘為港幣171,000,000元，二零零三年十二月三十一日則為港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣226,628,000元(二零零三年：港幣231,966,000元)的房地產已抵押予銀行作為對集團借貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣289,804,000元(二零零三年：港幣291,516,000元)向銀行作出擔保。於二零零四年十二月三十一日已動用之信貸額為港幣104,792,000元(二零零三年：港幣108,490,000元)。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約2,061人(不包括聯營公司及共同控制實體)，僱員開支合共港幣156,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

購入、出售及贖回股份

本公司於截至二零零四年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

董事會對葉樹林博士於二零零四年十二月三十日獲委任為本公司之獨立非執行董事，並將彼之寶貴經驗貢獻于本集團表示歡迎。

暫停辦理登記手續

本公司將於二零零五年四月二十二日至二零零五年四月二十八日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取擬派末期股息，一切過戶文件連同有關之股票須於二零零五年四月二十一日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內，一直遵守於二零零四年十二月三十一日前有效之香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之附錄十四所載之最佳應用守則。

刊載進一步資料

於二零零四年三月三十一日前有效之上市規則附錄十六第45(1)至45(3)段所規定(在過渡安排下仍適用於二零零四年七月一日前開始之會計期間刊發之業績公佈)之全部資料，將於稍後時間分別在本公司及聯交所網頁上登載。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、顧志聰先生、鄧呂慧瑜女士及徐應強先生，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
公司秘書
陳麗潔

香港，二零零五年三月三日

註冊辦事處：
香港北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零四年十二月三十一日止年度之業績公佈

業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零四年十二月三十一日止年度之營業額為港幣1,299,143,000元，較去年增加港幣168,249,000元。

本集團截至二零零四年十二月三十一日止年度之已審核股東應佔溢利為港幣33,423,000元，較去年減少港幣6,782,000元。

末期股息

董事會議決於二零零五年四月二十八日召開之股東週年大會上，建議於二零零五年六月十日向於二零零五年四月二十八日名列本公司股東名冊內之股東派發截至二零零四年十二月三十一日止年度末期之現金股息，每股1仙，共需港幣12,971,000元。(二零零三年：以股代息之末期股息，每股1仙，共需港幣12,690,000元，股東可選擇收取現金以代替股份股息。)

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	1	1,299,143	1,130,894
銷售成本		(1,248,459)	(1,085,600)
毛利		50,684	45,294
其他收益	1	21,355	21,527
其他營運收入		27,218	44,132
行政費用		(54,376)	(48,538)
其他營運費用		(15,084)	(23,003)
經營溢利	2	29,797	39,412
財務費用	3	(3,864)	(5,508)
應佔溢利減虧損			
共同控制實體		14,622	6,874
聯營公司		3,371	998
除稅前溢利		43,926	41,776
稅項(支出)／抵免	4	(3,861)	341
除稅後溢利		40,065	42,117
少數股東權益		(6,642)	(1,912)
股東應佔溢利		33,423	40,205
股息		(25,804)	(25,168)
		港仙	港仙
每股盈利	5	2.6	3.2
每股股息			
中期	6	1	1
末期(擬派)	6	1	1

附註：

1. 營業額和業績

本集團主要於香港及中國內地從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
建築材料銷售	1,299,143	1,130,894
其他收益		
租金收入	13,138	12,292
利息收入		
借款予同系附屬公司	579	5,169
借款予共同控制實體	981	—
其他應收款	3,940	—
銀行存款	1,396	2,545
遞延應收賬款	1,321	1,521
	21,355	21,527
總收益	1,320,498	1,152,421

營業額及經營溢利按地區分析如下：

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
香港	461,800	537,482
中國內地	837,343	593,412
	1,299,143	1,130,894
經營溢利		
香港	9,066	13,831
中國內地	20,731	25,581
	29,797	39,412

6. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
中期股息附現金選擇權，每股1仙(二零零三年：每股1仙)	12,833	12,478
建議末期現金股息，每股1仙(二零零三年：以股代息附現金選擇權每股1仙)	12,971	12,690
	25,804	25,168

董事會建議末期現金股息，每股1仙(二零零三年：以股代息附現金選擇權每股1仙)。此股息將於截至二零零五年十二月三十一日止年度列作盈餘儲備分派。

管理層之討論及分析

業務回顧及展望

概覽

截至二零零四年十二月三十一日止年度，集團之營業額及股東應佔溢利分別為港幣1,299,000,000元及港幣33,000,000元，去年則分別為港幣1,131,000,000元及港幣40,000,000元。集團之營業額較往年有輕微增長。但股東應佔溢利較去年下跌百分之十七。去年之股東應佔溢利包括港幣28,000,000元出售一營運權之收益。若撇除此項收益，本年度之股東應佔溢利實質上較去年上升。在中國內地的新項目於年內陸續投產並開始為本集團提供盈利貢獻。

香港業務

香港經濟在年內呈現生機，市場氣氛改善。失業率已見頂回落而地產市道亦錄得可觀的增長。社會各階層在改善的營商環境中均能受惠，唯建築業市道仍然低迷。在二零零四年，香港建材業務要面對委縮之市場需求而於年內新落成之樓宇數量較往年大幅減少。縱使在這個極具挑戰之營商環境下，本集團仍能達至目標，提供穩定之營運收益。在市場需求不斷減少的情況下，集團仍能獲取此等業績，正再一次反映集團具持續改善營運效益之能力。

集團在惠東大亞灣之預製混凝土項目於年內為集團提供了理想之盈利貢獻，而於二零零四年二月投產之管樁廠亦達至預期之目標，並成功在周邊市場建立了穩定之客戶基礎。

本集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

在香港經濟持續改善及泛珠三角洲地區不斷發展之情況下，集團期望在區內提供之盈利貢獻於來年將有所增加。

集團將繼續緊握來自香港及珠三角洲地區之發展所帶來的商機。

中國內地業務

集團在內地拓展業務策略之成果於年內已開始顯現。在二零零四年內地業務已佔集團之營業額及盈利貢獻超過百分之五十。新項目於年內正依原定計劃進行。當此等項目陸續投產後，將為集團未來之盈利提供持續增長之動力。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而內地業務之邊際利潤已回復正常。集團在上海、南京及馬鞍山之預製混凝土業務均為集團於年內提供盈利貢獻。集團於湖州之石礦場之表現已達至預期目標。現正供應石料予集團於上海之預製混凝土廠及管樁廠。集團佔30%權益與馬鞍山鋼鐵集團成立之合營企業已依計劃於近期投產，生產及銷售礦渣微粉。

集團在廣州之水泥業務於年內繼續提供盈利貢獻。集團佔50%權益之廣州市嘉華南方水泥有限公司已擴充了生產設備以應付日益增長之市場需求。集團佔35%權益與廣東韶關鋼鐵集團成立之合營企業於年內已完成建廠工程。該合營企業將生產及銷售礦渣微粉並計劃在短期內投產。

在北京，集團之預製混凝土業務持續增長並為集團提供盈利貢獻。集團佔40%權益與首鋼集團成立之合營企業已於年內投產，生產及銷售礦渣微粉並為集團提供盈利貢獻。

在二零零四年八月，集團與昆明鋼鐵集團簽訂協議在昆明成立合營企業生產及銷售水泥及礦渣微粉。集團佔合營企業30%權益，該合營企業已按計劃於年內投產。

科技投資

集團繼續維持一個與往年相若之平衡投資組合。於二零零四年十二月三十一日在科技投資之總額為港幣115,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零四年十二月三十一日，股東權益由二零零三年十二月三十一日之港幣1,414,000,000元增加百分之二點三至港幣1,446,000,000元，集團總資產則達港幣1,925,000,000元，與二零零三年十二月三十一日之港幣1,778,000,000元比較，增加百分之八點三。

負債比率定義為未償還之總借款金額，扣除現金與總資產相比，本集團之負債比率處於低水平，於二零零四年為百分之七，二零零三年無實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團在二零零四年十二月三十一日之現金及銀行結餘為港幣171,000,000元，二零零三年十二月三十一日則為港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣226,628,000元(二零零三年：港幣231,966,000元)的房地產已抵押予銀行作為對集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣289,804,000元(二零零三年：港幣291,516,000元)向銀行作出擔保。於二零零四年十二月三十一日已動用之信貸額為港幣104,792,000元(二零零三年：港幣108,490,000元)。



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 27)

4th April 2005

Dear Shareholders

At the request of K. Wah Construction Materials Limited (the "Company"), trading in its shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 7th March 2005 at 9:30 a.m. pending release of an announcement to be made by the Company concerning a possible very substantial acquisition and connected transaction. On 4th April 2005, being the despatch date of Annual Report 2004 of the Company, such announcement has not been made. The said announcement will be made as soon as possible together with a request for the resumption of trading in the shares of the Company.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
K. Wah Construction Materials Limited

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

致嘉華建材有限公司股東：

應嘉華建材有限公司(「本公司」)之要求，本公司之股份已於二零零五年三月七日上午九時三十分起在香港聯合交易所有限公司暫停買賣，待本公司發出一份新聞公佈，內容有關一項可能之非常重大的收購事項及關連交易。於二零零五年四月四日，即本公司二零零四年年報之送發日期，該公佈仍未發出。上述之公佈連同恢復本公司股份買賣之要求將盡快發出。

多謝　閣下垂注。

嘉華建材有限公司 謹啟

二零零五年四月四日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2004.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSALS FOR RE-ELECTION OF DIRECTORS AND GENERAL MANDATE TO REPURCHASE SHARES

4th April 2005

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 2

Introduction 2

Re-election of Directors 2

General Mandate to Repurchase Shares 3

Notice of Meeting 3

Recommendation 4

General Information 4

APPENDIX I — DIRECTORS PROPOSED TO BE RE-ELECTED 5

APPENDIX II — EXPLANATORY STATEMENT 8

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2004 Annual General Meeting"	the annual general meeting of the Company held on 31st May 2004
"Annual General Meeting"	the annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 28 April 2005 at 10:30 a.m.
"Annual Report"	the annual report of the Company for the year ended 31st December 2004
"Article(s)"	article(s) of Articles of Association
"Articles of Association"	articles of association of the Company
"associates"	has the meaning ascribed to the expression under the Listing Rules
"Board"	the board of Directors
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and the holding company of the Company
"Latest Practicable Date"	30th March 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* *Independent Non-executive Directors*

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

4th April 2005

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS AND GENERAL MANDATE TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; and (ii) the granting to the Directors of a general mandate for the repurchase of Shares representing up to 10% of the Company's issued share capital as at the date of passing of such resolution.

RE-ELECTION OF DIRECTORS

Pursuant to Article 106(A) of the Articles of Association, Mr. Francis Lui Yiu Tung and Dr. Charles Cheung Wai Bun shall retire by rotation at the Annual General Meeting. In addition, Dr. William Yip Shue Lam, being a Director appointed by the Board after the 2004 Annual General Meeting, will hold office only until the Annual General Meeting pursuant to Article 97 of the Articles of Association. All retiring Directors, being eligible, offered themselves for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

GENERAL MANDATE TO REPURCHASE SHARES

At the 2004 Annual General Meeting, an ordinary resolution was passed in relation to the granting of a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("Existing Repurchase Mandate").

The Existing Repurchase Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate increases the flexibility of the Board in managing the Company's affairs and is in the interests of the Shareholders, and that the same shall continue to be adopted by the Company.

A new general mandate to repurchase Shares representing up to 10% of the issued share capital of the Company as at the date of passing of such resolution as set out in Resolution 5.1 in the notice of the Annual General Meeting will be proposed at the Annual General Meeting ("New Repurchase Mandate").

With reference to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 5.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular.

NOTICE OF MEETING

Notice of the Annual General Meeting is set out in the Annual Report sent to Shareholders on the same date as this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and return it to the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible and, in any event, so as to be received by the Company, not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

According to Article 75 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded: (i) by the chairman of the meeting; or (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors and the New Repurchase Mandate are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

The details of the Directors proposed for re-election at the Annual General Meeting are set out below:

Mr. Francis Lui Yiu Tung, aged 49, joined the Group in 1979. He has been an executive director of the Company since June 1987 and is the Deputy Chairman of the Company. Mr. Lui has also been an executive director and the Managing Director of KWIH. In addition, he is a director of a number of subsidiaries of the Company.

Mr. Lui holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Town Planning Board of Hong Kong and a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Save as disclosed above and apart from being an executive director of each of the Company and KWIH, Mr. Lui did not hold any directorship in any listed public company in the past three years. Mr. Lui is a son of Dr. Lui Che Woo, Chairman of the Company, and a younger brother of Ms. Paddy Tang Lui Wai Yu, a Director of the Company. Save as disclosed herein and apart from his directorship in the Company, Mr. Lui does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Lui's service contract did not provide for a specified length of service period. His emoluments comprise an annual salary including allowances of HK$1,988,580, an annual director's fee to be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting, discretionary bonus and discretionary share options. An annual director's fee of HK$80,000 will be payable to Mr. Lui for the year ended 31st December 2004 subject to the approval of Shareholders at the Annual General Meeting, and the director's fee for the year ending 31st December 2005 will be proposed by the Board and approved by Shareholders at the annual general meeting of the Company to be held in 2006. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Mr. Lui has interests in long position in 2,458,397,425 Shares (including deemed interest and share options entitling him to subscribe for 4,470,000 Shares). Save as disclosed in this circular, Mr. Lui has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. Charles Cheung Wai Bun, JP, aged 68, joined the Group in 1986. He was appointed an executive director of the Company in June 1987 and became an independent non-executive director since 1995. He is also the Chairman of the Audit Committee of the Company. In addition, Dr. Cheung is an independent non-executive director and the Chairman of the Audit Committee of KWIH.

Dr. Cheung holds an honorary doctor's degree, a master's degree and a bachelor of science degree in business administration. He had been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also a non-executive director of Pioneer Global Group Limited, Prime Investments Holdings Limited and B&S Entertainment Holdings Ltd, all listed in Hong Kong. Dr. Cheung was a director and Adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He was awarded the Directors of the Year Awards 2002 of Listed Company Non-executive Director and was re-appointed by the HKSAR Government as a member of Estate Agents Authority in November 2004.

Save as disclosed above and apart from being an independent non-executive director of each of the Company and KWIH, Dr. Cheung did not hold any directorship in any listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save and except for the relationship arising from his directorship in the Company, Dr. Cheung does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Dr. Cheung. Dr. Cheung is not appointed for a specific term but shall be subject to retirement and re-election at the annual general meeting in accordance with the Articles of Association. The amount of emoluments payable to Dr. Cheung comprises an annual director's fee and audit committee member's fee which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting. An annual director's fee of HK$80,000 and audit committee member's fee of HK$80,000 will be payable to Dr. Cheung for the year ended 31st December 2004 subject to the approval of Shareholders at the Annual General Meeting, and the director's fees for the year ending 31st December 2005 will be proposed by the Board and approved by Shareholders at the annual general meeting of the Company to be held in 2006. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Dr. Cheung has interests in 1,810 Shares and share options entitling him to subscribe for 300,000 Shares. Save as disclosed in this circular, Dr. Cheung has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. William Yip Shue Lam, LLD, aged 67, has been an independent non-executive director of the Company since December 2004.

Dr. Yip holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from Concordia University, Canada. Dr. Yip is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen.

Save as disclosed above and apart from being an independent non-executive director of the Company, Dr. Yip did not hold any directorship in any listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save and except for the relationship arising from his directorship in the Company, Dr. Yip does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Dr. Yip's service contract provides for a fixed term of three years. The amount of emoluments payable to Dr. Yip as specified in his service contract comprises an annual director's fee which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting. An annual director's fee of HK$80,000 will be payable to Dr. Yip for the year ended 31st December 2004 subject to

the approval of Shareholders at the Annual General Meeting, and the director's fee for the year ending 31st December 2005 will be proposed by the Board and approved by Shareholders at the annual general meeting of the Company to be held in 2006. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Dr. Yip did not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,297,191,563 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 19,626,000 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding options) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 129,719,156 Shares during the period ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Articles of Association or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions, and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December 2004, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Articles of Association and the Companies Ordinance.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, KWIH, through its wholly owned subsidiary, was indirectly interested in 852,775,351 Shares representing 65.74% of the issued share capital of the Company and a discretionary trust interested in more than one-third of the issued share capital of KWIH is deemed to be interested in the same 852,775,351 Shares. 3,946,227 Shares representing 0.30% of the issued share capital of the Company were held by another discretionary trust. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts established by Dr. Lui Che Woo as founder, are deemed to be interested in these 852,775,351 Shares and 3,946,227 Shares. Besides, apart from the shareholding interest disclosed hereinabove, these three directors had an aggregate interest (including family interests and corporate interests) in 88,299,478 Shares representing approximately 6.81% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full, and taking no account of the exercise of outstanding options, the aforesaid interests of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu would be increased to approximately 80.95% of the issued share capital of the Company and the Shares held by the public will fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate which will result in the number of the Shares held by the public being reduced to less than 25%.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest (HK$)	Lowest (HK$)
2004		
March	0.940	0.730
April	0.890	0.610
May	0.720	0.520
June	0.800	0.700
July	0.780	0.690
August	0.750	0.700
September	1.360	0.690
October	2.675	1.180
November	3.550	2.475
December	6.050	2.750
2005		
January	9.450	3.800
February	8.700	5.900
March (up to the Latest Practicable Date)	8.550	7.350

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company, as defined in the Listing Rules, have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Hong Kong.

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示，概不對因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零四年十二月三十一日止年度之年報一併閱讀。



嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

重選董事
及
購回股份之一般授權之建議

二零零五年四月四日

目 錄

頁次

釋義 1

董事會函件 2

緒言 2

重選董事 2

購回股份之一般授權 3

大會通告 3

推薦意見 4

一般資料 4

附錄一 — 擬重選留任之董事 5

附錄二 — 說明函件 8

釋　義

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「二零零四年股東週年大會」	指	本公司於二零零四年五月三十一日舉行之股東週年大會
「股東週年大會」	指	本公司將於二零零五年四月二十八日(星期四)上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行之股東週年大會
「年報」	指	本公司截至二零零四年十二月三十一日止年度之年報
「細則」	指	章程細則內之細則
「章程細則」	指	本公司之章程細則
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司條例」	指	香港法例第三十二章公司條例
「本公司」	指	嘉華建材有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「嘉華國際」	指	嘉華國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市，並為本公司之控股公司
「最後實際可行日期」	指	二零零五年三月三十日，即本通函付印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回守則」	指	香港股份購回守則
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港幣」	指	香港法定貨幣港元



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
羅志聰
鄧呂慧瑜
徐應強

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
葉樹林博士，LLD*

* 獨立非執行董事

敬啟者：

重選董事
及
購回股份之一般授權之建議

緒言

本通函旨在向 閣下提供有關在股東週年大會上提呈之決議案之資料。該等決議案為有關(i)重選董事；及(ii)授予董事購回最多佔截至該決議案通過當日之本公司已發行股本10%之股份之一般授權。

重選董事

根據章程細則第106(A)條，呂耀東先生及張惠彬博士須於股東週年大會上輪席告退。另外，葉樹林博士乃董事會於二零零四年股東週年大會後委任之董事，根據章程細則第97條，彼之任期將於股東週年大會屆滿。所有退任董事均表示如再度獲選，願繼續留任。

擬重選留任之董事之詳細資料載於本通函之附錄一內。

購回股份之一般授權

本公司已於二零零四年股東週年大會上通過一項普通決議案，該決議案為有關授予董事購回不多於截至該日本公司已發行股本10%之股份之一般授權(「現有購回授權」)。

現有購回授權將於股東週年大會結束之時屆滿。董事認為現有購回授權增加董事會處理本公司事務之靈活性，並符合股東之利益，而本公司應繼續採納該項授權。

本公司將於股東週年大會上提呈一項新一般授權，以按照股東週年大會通告內第5.1項決議案所載購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「新購回授權」)。

關於該項建議新購回授權，董事謹此表明彼等現時並無計劃購回任何股份。

本通函附錄二收錄一份說明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈關於新購回授權之第5.1項決議案。

大會通告

召開股東週年大會之通告載於與本通函同日寄發予股東之年報內。年報隨附股東週年大會適用之代表委任表格。不論　閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於大會指定舉行時間最少48小時前交回本公司註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓。　閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

根據章程細則第75條，於任何股東大會上，除非：(i)大會主席；或(ii)最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iii)佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iv)持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東要求以投票表決(於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出)，否則提呈大會之決議案應以舉手表決之方式通過。

推薦意見

董事認為重選董事及新購回授權均符合本公司之最佳利益，故此建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零五年四月四日

擬於股東週年大會上重選留任之董事之詳細資料載列如下：

呂耀東先生，四十九歲，於一九七九年加入本集團。彼自一九八七年六月起任本公司之執行董事，現為本公司之副主席。呂先生亦為嘉華國際之執行董事及董事總經理。此外，彼為本公司多間附屬公司之董事。

呂先生持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。彼為香港城市規劃委員會成員及中國人民政治協商會議上海市委員會委員。

除上文所披露者及出任本公司及嘉華國際之執行董事外，呂先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。 呂先生為本公司之主席呂志和博士之子，並為本公司之董事鄧呂慧瑜女士之弟。除本文所披露者及出任本公司董事職務外，呂先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

呂先生之服務合約並無固定服務年期。彼之酬金包括年薪及津貼港幣1,988,580元、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金，以及酌情發放之花紅及認股權。如獲股東於股東週年大會上批准，呂先生將收取港幣80,000元作為截至二零零四年十二月三十一日止年度之董事袍金，而截至二零零五年十二月三十一日止年度之該袍金將由董事會建議並經股東於二零零六年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，呂先生持有2,458,397,425股好倉股份（包括被視為持有之權益及可認購4,470,000股股份之認股權之權益）。除本通函所披露者外，呂先生並沒有根據證券及期貨條例第XV部所指之任何股份權益。

張惠彬博士，**太平紳士**，六十八歲，於一九八六年加入本集團。彼於一九八七年六月獲委任為本公司之執行董事及於一九九五年起任本公司之獨立非執行董事。彼亦為本公司之審核委員會主席。此外，張博士為嘉華國際之獨立非執行董事及審核委員會主席。

張博士持有工商管理榮譽博士、碩士及理學士學位，彼曾從事銀行業逾二十二年，並擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席，亦為建生國際集團有限公司、Prime Investments Holdings Limited 及中大娛樂控股有限公司之非執行董事，該等公司皆於香港上市。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲2002年上市公司非執行董事之傑出董事獎，且於二零零四年十一月獲香港特區政府再度委任為地產代理監管局之委員。

除上文所披露者及出任本公司及嘉華國際之獨立非執行董事外，張博士於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除出任本公司董事職務外，張博士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

本公司與張博士並無訂立服務合約。張博士之委任並無特定任期，惟須按照本公司之章程細則於股東週年大會上退任並重選留任。應付予張博士之酬金包括每年度之董事袍金及審核委員會成員袍金，兩者均將由董事會建議並經股東於隨後一屆股東週年大會上批准。如獲股東於股東週年大會上批准，張博士將收取港幣80,000元作為截至二零零四年十二月三十一日止年度之董事袍金及港幣80,000元作為該年度之審核委員會成員袍金，而截至二零零五年十二月三十一日止年度之該等袍金將由董事會建議並經股東於二零零六年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，張博士持有1,810股股份及可認購300,000股股份之認股權之權益。除本通函所披露者外，張博士並沒有根據證券及期貨條例第XV部所指之任何股份權益。

葉樹林博士，**LLD**，現年67歲，自二零零四年十二月起任本公司之獨立非執行董事。

葉博士持有加拿大康戈迪亞大學 (Concordia University) 文學士學位及榮譽法學博士學位。葉博士為加拿大置地有限公司之創辦人並擔任董事長一職，該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士曾被選為廣州市榮譽市民。

除上文所披露者及出任本公司之獨立非執行董事外，葉博士於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除出任本公司董事職務外，葉博士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

葉博士訂有為期三年之服務合約。誠如載於其服務合約，應付予葉博士之酬金包括將由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金。如獲股東於股東週年大會上批准，葉博士將收取港幣80,000元作為截至二零零四年十二月三十一日止年度之

董事袍金，而截至二零零五年十二月三十一日止年度之該袍金將由董事會建議並經股東將於二零零六年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，葉博士並無持有根據證券及期貨條例第XV部所指之任何股份權益。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括1,297,191,563股股份。於同日，根據本公司認股權計劃授出且尚未行使之認股權可認購19,626,000股股份。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行（不論為一般性或因行使尚未行使認股權所附之認購權而發行）或購回股份之基準計算，於截至(i)本公司下屆股東週年大會結束；或(ii)細則或法例規定本公司須舉行下屆股東週年大會之日，或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日（以最早者為準）止之期間內，本公司可購回最多達129,719,156股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零四年十二月三十一日（即本公司最近期之經審核賬目編製完成之日）之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求（相對於最近期刊發之經審核財務報表所披露之狀況）或董事不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

用以購回之款項

根據章程細則及公司條例之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，嘉華國際透過其全資附屬公司間接持有852,775,351股股份之權益（佔本公司已發行股本65.74%），及一項全權信託（持有嘉華國際已發行股本超過三分之一權益）被視為持有上述同等數目852,775,351股股份之權益。本公司已發行股本約有0.30%，即3,946,227股股份則由另一項全權信託持有。呂志和博士、呂耀東先生與鄧呂慧瑜女士為該等由呂志和博士作為創立人設立之家族全權信託之直接或間接之可能受益人，而被視為擁有該等852,775,351股股份及3,946,227股股份之權益。此外，除了上文披露之股權外，該三位董事合共持有88,299,478股股份之權益（包括家族權益及公司權益），佔本公司已發行股本約6.81%。

根據上述持股量，倘董事根據新購回授權行使全部權力購回股份，且在並無計及行使尚未行使之認股權之情況下，呂志和博士、呂耀東先生與鄧呂慧瑜女士於前述之權益將增至持有本公司之已發行股本權益約80.95%，將導致公眾人士持有之股份少於已發行股份總數之25%。董事不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事會現時無意行使新購回授權以致公眾人士持有之股份數目低於25%。

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零四年		
三月	0.940	0.730
四月	0.890	0.610
五月	0.720	0.520
六月	0.800	0.700
七月	0.780	0.690
八月	0.750	0.700
九月	1.360	0.690
十月	2.675	1.180
十一月	3.550	2.475
十二月	6.050	2.750
二零零五年		
一月	9.450	3.800
二月	8.700	5.900
三月(截至最後實際可行日期止)	8.550	7.350

購回股份

本公司於本通函日期前六個月內並無購回任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及香港適用法例之規定行使購回股份之建議授權。



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

CHANGE OF SECRETARY AND AUTHORIZED REPRESENTATIVE

The Board of Directors (the "Board") of K. Wah Construction Materials Limited (the "Company") announces that Mr. Steven Tong Kui Nam has resigned as the Secretary and ceased to be an authorized representative of the Company ("authorized representative") under Rule 3.05 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited with effect from 3rd March 2005.

Mr. Tong has confirmed that there is no disagreement with the Board and that there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board further announces that Ms. Kitty Chan Lai Kit has been appointed the Secretary and an authorized representative of the Company with effect from 3rd March 2005. Ms. Chan holds a Bachelor of Arts (Honours) Degree in Accountancy from the City University of Hong Kong. She is an associate member of The Institute of Chartered Secretaries And Administrators in the United Kingdom and The Hong Kong Institute of Company Secretaries.

The Board would like to express its gratitude to Mr. Tong for his contribution to the Group during the past years and also expresses its warm welcome to Ms. Chan for her appointment.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung; the non-executive director is Mr. Moses Cheng Mo Chi and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
Chan Kai Nang
Managing Director

Hong Kong, 3rd March 2005



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

秘書及授權代表之變動

嘉華建材有限公司(「本公司」)之董事會(「董事會」)宣佈，湯鉅南先生已辭去秘書職務及離任根據香港聯合交易所有限公司證券上市規則第3.05條之本公司授權代表(「授權代表」)，由二零零五年三月三日起生效。

湯先生已確認彼概無與董事會意見分歧及並無就其辭職而需本公司股東注意之其他事宜。

董事會並宣佈，陳麗潔小姐已獲委任為本公司之秘書及授權代表，由二零零五年三月三日起生效。陳小姐持有香港城市大學(榮譽)會計文學士學位。彼為英國特許秘書及行政人員公會與香港公司秘書公會會士。

董事會對湯先生多年來對本集團之貢獻表示謝意，並對陳小姐之委任表示歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
董事總經理
陳啟能

香港，二零零五年三月三日



嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

秘書及授權代表之變動

嘉華建材有限公司（「本公司」）之董事會（「董事會」）宣佈，湯鉅南先生已辭去秘書職務及離任根據香港聯合交易所有限公司證券上市規則第3.05條之本公司授權代表（「授權代表」），由二零零五年三月三日起生效。

湯先生已確認彼概無與董事會意見分歧及並無就其辭職而需本公司股東注意之其他事宜。

董事會並宣佈，陳麗潔小姐已獲委任為本公司之秘書及授權代表，由二零零五年三月三日起生效。陳小姐持有香港城市大學（榮譽）會計文學士學位。彼為英國特許秘書及行政人員公會與香港公司秘書公會會士。

董事會對湯先生多年來對本集團之貢獻表示謝意，並對陳小姐之委任表示歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
董事總經理
陳啟能

香港，二零零五年三月三日